      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 2, 2003

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                               CINEMARK USA, INC.
             (Exact name of Registrant as Specified in Its Charter)

              TEXAS                               7832                            75-2206284
 (State or Other Jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  Incorporation or Organization)      Classification Code Number)           Identification Number)

                  ADDITIONAL SUBSIDIARY GUARANTOR REGISTRANTS
                            LISTED ON FOLLOWING PAGE
                             ---------------------

                         3900 DALLAS PARKWAY, SUITE 500
                               PLANO, TEXAS 75093
                                 (972) 665-1000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

              MICHAEL CAVALIER, VICE PRESIDENT -- GENERAL COUNSEL
                         3900 DALLAS PARKWAY, SUITE 500
                               PLANO, TEXAS 75093
                                 (972) 665-1000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                             ---------------------

                                WITH A COPY TO:

                             TERRY M. SCHPOK, P.C.
                   AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                        1700 PACIFIC AVENUE, SUITE 4100
                              DALLAS, TEXAS 75201
                           TELEPHONE: (214) 969-2800

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable on or after the effective date of this Registration Statement.
                             ---------------------

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                       PROPOSED                 PROPOSED
                                                        MAXIMUM                 MAXIMUM               AMOUNT OF
    TITLE OF EACH CLASS OF       AMOUNT TO BE       OFFERING PRICE             AGGREGATE            REGISTRATION
 SECURITIES TO BE REGISTERED      REGISTERED           PER UNIT              OFFERING PRICE            FEE(1)
--------------------------------------------------------------------------------------------------------------------
9% Senior Subordinated Notes
  due 2013....................   $150,000,000            100%                 $150,000,000             $12,135
--------------------------------------------------------------------------------------------------------------------
Guarantees of Senior
  Subordinated Notes(2).......        --                  --                       --                  None(3)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 457 under the Securities Act of 1933, as amended.
(2) Each of the subsidiaries of Cinemark USA, Inc. that is listed on the Table of Additional Subsidiary Guarantor Registrants on the following page has guaranteed the notes being registered pursuant hereto.
(3) Pursuant to Rule 457(n) of the Securities Act of 1933, as amended, no separate fee for the guarantees is payable.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  ADDITIONAL SUBSIDIARY GUARANTOR REGISTRANTS

                                                    STATE OR OTHER JURISDICTION OF      I.R.S. EMPLOYER
EXACT NAME OF SUBSIDIARY GUARANTOR REGISTRANT       INCORPORATION OR ORGANIZATION    IDENTIFICATION NUMBER
---------------------------------------------       ------------------------------   ---------------------
Cinemark, L.L.C.(1)...............................         Texas                          75-2062783
Sunnymead Cinema Corp.(1).........................       California                       94-2869919
Cinemark Properties, Inc.(1)......................         Texas                          75-2297865
Greeley Holdings, Inc.(1)(3)......................         Texas                          75-2297693
Trans Texas Cinema, Inc.(1).......................         Texas                          75-2284479
Missouri City Central 6, Inc.(1)..................         Texas                          75-2334500
Cinemark Mexico (USA), Inc.(1)....................        Delaware                        52-2071251
Cinemark Leasing Company(1).......................         Texas                          75-2500194
Cinemark Partners I, Inc.(1)......................         Texas                          75-2552022
Multiplex Properties, Inc.(2).....................        Delaware                        74-2890180
Multiplex Services, Inc.(1).......................         Texas                          75-2705368
CNMK Investments, Inc.(2).........................        Delaware                        14-1861725
CNMK Delaware Investments I, L.L.C.(2)............        Delaware                        14-1861731
CNMK Delaware Investments II, L.L.C.(2)...........        Delaware                        14-1861736
CNMK Delaware Investment Properties, L.P.(2)......        Delaware                        14-1861740
CNMK Texas Properties, Ltd.(1)....................         Texas                          42-1562935
Laredo Theatre, Ltd.(1)...........................         Texas                          75-2513071
Cinemark Investments Corporation(1)...............        Delaware                        75-2780603

---------------

(1) The address for such Subsidiary Guarantor is 3900 Dallas Parkway, Suite 500, Plano, Texas 75093.

(2) The address for such Subsidiary Guarantor is 300 Delaware Ave., Suite 525, Wilmington, Delaware 19801.

(3) Formerly known as Cinemark Paradiso, Inc.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT EXCHANGE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN AN STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                    SUBJECT TO COMPLETION, DATED MAY 2, 2003

PROSPECTUS

                                (CINEMARK LOGO)

                               OFFER TO EXCHANGE
             ALL OUTSTANDING 9% SENIOR SUBORDINATED NOTES DUE 2013
                        ($150,000,000 PRINCIPAL AMOUNT)
                                      FOR
                     9% SENIOR SUBORDINATED NOTES DUE 2013
          WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933
--------------------------------------------------------------------------------
THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON          ,
2003, UNLESS WE EXTEND THE OFFER. WE DO NOT CURRENTLY INTEND TO EXTEND THE EXCHANGE OFFER.
--------------------------------------------------------------------------------
- We are offering to exchange up to $150 million aggregate principal amount of new 9% Senior Subordinated Notes Due 2013, or exchange notes, which have been registered under the Securities Act of 1933, as amended, for an equal principal amount of our outstanding 9% Senior Subordinated Notes Due 2013, or initial notes, issued in a private offering on February 11, 2003.

- We will exchange all initial notes that are validly tendered and not validly withdrawn prior to the closing of the exchange offer for an equal principal amount of exchange notes that have been registered.

- You may withdraw tenders of initial notes at any time prior to the expiration of the exchange offer.

- The terms of the exchange notes to be issued are identical in all material respects to the initial notes, except for transfer restrictions and registration rights that do not apply to the exchange notes, and different administrative terms.

- The exchange notes, together with any initial notes not exchanged in the exchange offer, will constitute a single class of debt securities under the indenture.

- The exchange of notes will not be a taxable exchange for United States federal income tax purposes.

- We will not receive any proceeds from the exchange offer.

- No public market exists for the initial notes. We do not intend to list the exchange notes on any securities exchange and, therefore, no active public market is anticipated.
--------------------------------------------------------------------------------
      See "Risk Factors" beginning on page 15 for a discussion of factors that you should consider before tendering your initial notes.
--------------------------------------------------------------------------------
Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 12 months after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
The date of this prospectus is             , 2003.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     1
Risk Factors..........................    15
Cautionary Statement Regarding
  Forward-Looking Statements..........    24
Use of Proceeds.......................    25
The Exchange Offer....................    26
Capitalization........................    38
Selected Consolidated Financial and
  Operating Data......................    40
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    43
Business..............................    60
Management............................    73

                                        PAGE
                                        ----
Principal Stockholders................    81
Certain Relationships and Related
  Party Transactions..................    83
Description of Exchange Notes.........    85
Description of Certain Debt
  Instruments.........................   117
Certain United States Federal Income
  Tax Considerations..................   120
Plan of Distribution..................   124
Legal Matters.........................   125
Independent Auditors..................   125
Available Information.................   125
Index to Consolidated Financial
  Statement and Supplemental
  Schedules...........................   F-1

     YOU SHOULD RELY ONLY UPON THE INFORMATION CONTAINED AND INCORPORATED BY REFERENCE IN THIS DOCUMENT. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT MAKING AN OFFER TO EXCHANGE THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THE INFORMATION APPEARING IN THIS DOCUMENT IS ACCURATE ONLY AS OF THE DATE ON THE FRONT COVER OF THIS DOCUMENT. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

                               MARKET INFORMATION

     Information regarding market share, market position and industry data pertaining to our business contained in this prospectus consists of estimates based on data and reports compiled by industry professional organizations (including the Motion Picture Association of America and the National Association of Theatre Owners), analysts and our knowledge of our revenues and markets.

     We take responsibility for compiling and extracting, but have not independently verified, market and industry data provided by third parties, or by industry or general publications, and take no further responsibility for such data. Similarly, while we believe our internal estimates are reliable, our estimates have not been verified by any independent sources, and we cannot assure you as to their accuracy.

                               PROSPECTUS SUMMARY

     This summary contains basic information about us and the exchange offer. You should read this summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes and schedules appearing elsewhere in this prospectus. Except as otherwise indicated by the context, references in this prospectus to "we," "our," the "issuer" or "Cinemark" are to the combined business of Cinemark USA, Inc. and all of its consolidated subsidiaries, and references to North America are to the U.S. and Canada. Unless otherwise specified, all operating data is as of December 31, 2002. We present Adjusted EBITDA as defined in the notes to our Summary Consolidated Financial and Operating Information, to help us describe our operating and financial performance. Adjusted EBITDA is a non-GAAP financial measure commonly used in our industry and should not be construed as an alternative to net income or operating income as an indicator of operating performance (as determined in accordance with generally accepted accounting principles in the U.S., or GAAP).

                               CINEMARK USA, INC.

     We are one of the leaders in the motion picture exhibition industry, in terms of both revenues and number of screens in operation. We were founded in 1987 by our Chairman and Chief Executive Officer, Lee Roy Mitchell, and have grown primarily through targeted new theatre development. We operated 3,031 screens in 280 theatres as of December 31, 2002. For the year ended December 31, 2002, we had revenues of $939.3 million, operating income of $128.9 million and net income of $35.6 million. Net income for the year ended December 31, 2002 includes a non-recurring write-off of $3.1 million of fees (before tax) associated with the proposed initial public offering of our parent, Cinemark, Inc., the closing of which was postponed due to unfavorable market conditions. Adjusted EBITDA was $205.0 million (after the $3.1 million write-off of initial public offering fees) representing an Adjusted EBITDA margin of 21.8% (determined by dividing Adjusted EBITDA by revenues).

     Our geographic diversity within North America and internationally has allowed us to maintain consistent revenue growth. We have increased revenues by an annual average of 12.9% over the past five years. We operate 2,215 screens in 188 theatres in North America. These theatres, located in 33 states and one Canadian province, are primarily in mid-sized U.S. markets, including suburbs of major metropolitan areas. We believe these markets are less competitive and generate high, stable margins. We also operate 816 screens in 92 theatres outside of North America, primarily located in major Latin American metropolitan markets, which we believe are underscreened and have significant growth potential.

                             COMPETITIVE STRENGTHS

     We believe the following strengths allow us to compete effectively:

     STRONG BALANCE SHEET WITH SIGNIFICANT CASH FLOW. Our business strategy and disciplined building program allowed us to generate $128.9 million of operating income for the year ended December 31, 2002 which we have utilized to reduce our leverage. During the year ended December 31, 2002, we reduced our long-term debt by $88.4 million and increased our cash and cash equivalents by $13.5 million.

     FOCUSED PHILOSOPHY RESULTING IN STRONG FINANCIAL PERFORMANCE. We focus on negotiating favorable theatre facility economics, providing a superior viewing experience and controlling theatre operating costs. As a result of this philosophy, we generated $128.9 million of operating income and $35.6 million of net income in the year ended December 31, 2002. Over the last five years our operating income margins have averaged 9.6% and our Adjusted EBITDA margin has averaged 19.3%.

     STRONG MANAGEMENT TEAM. Led by Mr. Mitchell, our management team has an average of approximately 20 years of theatre operating experience and has navigated our organization through many industry cycles, including the significant industry downturn between 1999 and 2001, during which period at least twelve exhibitors filed for bankruptcy protection. During this difficult period in the industry, we decreased our building commitments and reduced our capital expenditures from $248.4 million in 1999 to $40.4 million in 2001 and $38.0 million in 2002.

     SELECTIVE BUILDING IN LESS COMPETITIVE U.S. MARKETS AND HEAVILY POPULATED INTERNATIONAL MARKETS.

     - Less Competitive U.S. Markets: We have historically built modern theatres in mid-sized U.S. markets, including suburbs of major metropolitan areas, which we believe were underserved. We believe our targeting of these markets, together with the high quality of our theatre circuit, has protected us from the negative financial impact of overbuilding and reduces the risk of competition from new entrants. As the sole exhibitor in approximately 82% of the film zones in which we operate, we have maximum access to film product. This enables us to select the films that we believe will deliver the highest returns in those markets.

     - Heavily Populated, High Growth International Markets: Since 1993, we have directed our activities in international markets primarily toward Latin America due to the growth potential in these under-screened markets. We have successfully established a significant presence in most of the major cities in Latin America with theatres in nine of the ten largest metropolitan areas. We have strategic alliances with local partners in many countries, which help us obtain additional market insight. We generally fund our operating and capital expenditures in local currencies, thereby matching our expenses to our revenues. We have also geographically diversified our international portfolio in an effort to balance risk and become one of the predominant Pan American motion picture exhibition companies.

     MODERN THEATRE CIRCUIT. We have built our modern theatre circuit primarily through new theatre development, which we believe provides a preferred destination for moviegoers in our markets. Since 1996, we have built 1,939 screens, or 64% of our total screen count. Our ratio of screens to theatres is one of the highest in the industry: 11.8 to 1 in North America and 8.9 to 1 internationally. Approximately 66% of our North American first run screens and 75% of our international screens feature stadium seating.

                                  OUR STRATEGY

     We believe our operating philosophy provides us with a competitive advantage. We intend to continue to focus on the following key components of our business plan.

     FOCUS ON LESS COMPETITIVE U.S. MARKETS AND TARGET PROFITABLE, HIGH GROWTH INTERNATIONAL MARKETS. We will continue to seek growth opportunities in underserved, mid-sized U.S. markets and major international metropolitan areas, by building or acquiring modern theatres that meet our strategic, financial and demographic criteria.

     MAXIMIZE PROFITABILITY THROUGH CONTINUED FOCUS ON OPERATIONAL
EXCELLENCE. We will continue to focus on executing our operating philosophy. We believe that our successful track record of executing this philosophy is evidenced by the fact that we successfully navigated through the significant industry downturn between 1999 and 2001, during which period at least twelve exhibitors filed for bankruptcy protection.

     PURSUE ADDITIONAL REVENUE OPPORTUNITIES. We will continue to pursue additional growth opportunities by developing and expanding ancillary revenue streams such as advertising. We are able to offer advertisers national, regional or local coverage in a variety of formats to reach our patrons, which numbered approximately 172.5 million during the year ended December 31, 2002. We are also expanding additional revenue sources through the use of theatres for non-film events, digital video monitor advertising, virtual poster cases and third party branding.

                                  OUR INDUSTRY

     The U.S. motion picture exhibition industry has enjoyed the longest expansion in its history, as revenues increased for the eleventh straight year. Single year U.S. motion picture box office revenues exceeded the $9 billion mark, reaching a total of $9.5 billion in 2002, according to the Motion Picture Association of

America. This new national box office record represents a 13% increase from the previous record of $8.4 billion set in 2001. Factors contributing to the recent success of the industry include the improvement of theatre circuits resulting from the creation of the modern multiplex format, the improved quality and timing of film releases and the screen rationalization of 2000 and 2001.

     International growth has also been strong. Global box office revenues have increased 26.9% from $15.6 billion in 1998 to an estimated $19.8 billion in 2002 as a result of the increasing acceptance of moviegoing as a popular form of entertainment throughout the world, ticket price increases and new theatre construction. According to Informa Media Group, Latin America is the fastest growing region in the world in terms of box office revenues.

     A strong movie release calendar has maintained the industry's momentum, with seven films grossing over $200 million and 26 films grossing over $100 million in the U.S. in 2002. U.S. box office performance in 2002 was primarily driven by an increase in attendance which rose 10% to 1.6 billion patrons.

                     DRIVERS OF CONTINUED INDUSTRY SUCCESS

     We believe the following market trends will drive the continued growth and strength of our industry:

     IMPORTANCE OF THEATRICAL SUCCESS IN ESTABLISHING MOVIE BRANDS AND SUBSEQUENT MARKETS. Theatrical exhibition is the primary distribution channel for new motion picture releases. A successful theatrical release which "brands" a film is one of the major factors in determining its success in "downstream" distribution channels, such as home video, DVD, and network, syndicated and pay-per-view television.

     INCREASED IMPORTANCE OF INTERNATIONAL MARKETS FOR ENSURING BOX OFFICE SUCCESS. International markets are becoming an increasingly important component of the overall box office revenues generated by Hollywood films. For example, markets outside of North America accounted for more than $1.4 billion, or greater than 60%, of the global box office revenues for Harry Potter and the Sorcerer's Stone, Lord of the Rings: Fellowship of the Ring and Monsters, Inc. With the continued growth of the international motion picture exhibition industry, the relative contribution of markets outside North America should become even more significant.

     INCREASED INVESTMENT IN PRODUCTION AND MARKETING OF FILMS BY
DISTRIBUTORS. As a result of the additional revenues generated by domestic, international and downstream markets, studios have increased production and marketing expenditures per new film at a compound annual growth rate of 6.2% and 9.9%, respectively, over the past ten years. This has led to an increase in "blockbuster" features, which attract larger audiences to theatres.

     FAVORABLE ATTENDANCE TRENDS. We believe that recent trends in motion picture attendance will continue to benefit the industry. According to the Motion Picture Association of America, annual admissions per capita in the U.S. increased from 4.5x to 5.7x between 1991 and 2002. Additionally, the U.S. teenage segment, defined as 12-17 year olds, represented 16% of admissions in 2002, up from 14% in 1997. During 2002, 46% of U.S. teenagers attended movies 12 or more times per year, compared with only 42% in 1997.

     REDUCED SEASONALITY OF REVENUES. Historically, industry revenues have been highly seasonal, coinciding with the timing of film releases by the major distributors. The most marketable motion pictures were generally released during the summer and the Thanksgiving through year-end holiday season. However, the seasonality of motion picture exhibition has become less pronounced in recent years. Studios have begun to release films more evenly throughout the year, and hit films have emerged during traditionally weaker periods. This benefits exhibitors by allowing them to more effectively cover their fixed cost base throughout the year.

     CONVENIENT AND AFFORDABLE FORM OF OUT-OF-HOME ENTERTAINMENT. Moviegoing continues to be one of the most convenient and affordable forms of out-of-home entertainment, with an average ticket price in the U.S. of $5.81 in 2002. Average prices for other forms of out-of-home entertainment in the U.S., including sporting events, theme parks, musical concerts and plays, range from approximately $18.00 to $56.00 per ticket. Movie ticket prices have risen at approximately the rate of inflation, while ticket prices for other forms of out-of-home entertainment have increased at higher rates.

                              RECENT DEVELOPMENTS

  FIRST QUARTER RESULTS

     The following table presents our estimated unaudited results for the three months ended March 31, 2003 and historical unaudited results for the three months ended March 31, 2002:

                                                             THREE MONTHS   THREE MONTHS
                                                                ENDED          ENDED
                                                              MARCH 31,      MARCH 31,
                                                                 2003           2002
                                                             ------------   ------------
                                                                     (UNAUDITED)
                                                               (DOLLARS IN THOUSANDS)
CONSOLIDATED:
Theatre revenues...........................................    $204,002       $226,702
Operating income...........................................      24,826         30,542
Adjusted EBITDA(1).........................................      41,424         50,036
Cash and cash equivalents..................................      42,649         59,438
Total long-term debt, including current portion............     704,099        783,551
RESTRICTED GROUP:(2)
Theatre revenues...........................................     171,595        180,290
Operating income...........................................      22,238         26,226
Adjusted EBITDA(1).........................................      35,852         40,850
Cash and cash equivalents..................................      19,970         28,109
Total long-term debt, including current portion............     688,797        679,165
CONSOLIDATED REVENUES:
U.S. and Canada............................................     157,593        169,061
Mexico.....................................................      15,672         22,052
Brazil.....................................................      15,075         19,328
Other foreign countries....................................      16,152         16,547
Eliminations...............................................        (490)          (286)
                                                               --------       --------
Total......................................................    $204,002       $226,702
                                                               ========       ========

---------------

(1) Adjusted EBITDA represents operating income before depreciation and amortization, asset impairment loss, (gain) loss on sale of assets and other, changes in deferred lease expense, accrued and unpaid compensation expense relating to any stock option plans and other non-cash expenditures. Adjusted EBITDA is a non-GAAP financial measure and should not be construed as an alternative to net income or operating income as an indicator of operating or financial performance (as determined in accordance with GAAP). This financial information is included in this registration statement to provide additional information that our management, debt holders and investors use to assess the performance of the Company. Adjusted EBITDA is the primary component used in calculating financial covenants under the indentures under which our senior subordinated notes have been issued. Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

     The following table presents our reconciliation of estimated unaudited operating income to Adjusted EBITDA for the three months ended March 31, 2003 and our reconciliation of historical unaudited operating income to Adjusted EBITDA for the three months ended March 31, 2002.

                                                  CONSOLIDATED                RESTRICTED GROUP
                                           ---------------------------   ---------------------------
                                           THREE MONTHS   THREE MONTHS   THREE MONTHS   THREE MONTHS
                                              ENDED          ENDED          ENDED          ENDED
                                            MARCH 31,      MARCH 31,      MARCH 31,      MARCH 31,
                                               2003           2002           2003           2002
                                           ------------   ------------   ------------   ------------
                                                                  (UNAUDITED)
                                                            (DOLLARS IN THOUSANDS)
    Operating income.....................    $24,826        $30,542        $22,238        $26,226
    Add (deduct):
      Depreciation and amortization......     16,137         17,167         13,312         13,248
      Asset impairment loss..............         --            558             --             --
      (Gain) loss on sale of assets and
         other...........................       (616)           539           (617)           324
      Deferred lease expenses............        803            953            645            775
      Stock option compensation..........        274            277            274            277
                                             -------        -------        -------        -------
    Adjusted EBITDA......................    $41,424        $50,036        $35,852        $40,850
                                             =======        =======        =======        =======

(2) The restrictive covenants in the indenture apply only to Cinemark USA, Inc. and its restricted subsidiaries (the "Restricted Group"). This data presents certain information with respect to the Restricted Group only. On February 14, 2003, the credit facility of our subsidiary, Cinema Properties, Inc., was repaid with proceeds from our initial borrowings under our senior secured credit facility and Cinema Properties, Inc. was merged with and into us. For the balance of the quarter ended March 31, 2003, the Restricted Group included the results of operations for an additional 6 theatres (116 screens) previously owned by Cinema Properties, Inc.

     Our estimated unaudited revenue for the first quarter of 2003 reflects a softer box office performance during the quarter compared to the same quarter in 2002. Although our North American revenues decreased approximately 6.8%, our consolidated revenues reflect unfavorable currency movements against the U.S. dollar in Brazil and Mexico and softer worldwide box office performance.

 TENDER OFFER FOR SENIOR SUBORDINATED NOTES

     On April 18, 2003, we commenced a tender offer for up to $240 million aggregate principal amount of our outstanding $200 million 9 5/8% Series B Senior Subordinated Notes due 2008 and $75 million 9 5/8% Series D Senior Subordinated Notes due 2008. The tender offer is being made pursuant to an Offer to Purchase dated April 18, 2003, or the Offer to Purchase. As of April 25, 2003, $231.5 million of 9 5/8% Senior Subordinated Notes had been tendered pursuant to the Offer to Purchase. We intend to issue $210 million of new 9% Senior Subordinated Notes due 2013, or new 9% notes, and make additional borrowings of approximately $15.6 million under our new senior secured credit facility to purchase the notes tendered.

                             ADDITIONAL INFORMATION

     We are incorporated under the laws of Texas. Our corporate headquarters is located at 3900 Dallas Parkway, Suite 500, Plano, Texas 75093. Our telephone number is (972) 665-1000. Our web site address is www.cinemark.com. The information on our web site does not constitute part of this prospectus.

                               THE EXCHANGE OFFER

REGISTRATION RIGHTS
AGREEMENT.....................   We issued the initial notes on February 11,
                                 2003 to Lehman Brothers Inc., Banc of America
                                 Securities LLC, Fleet Securities, Inc. and BNY
                                 Capital Markets, Inc. These initial purchasers placed the initial notes with qualified institutional buyers and non-U.S. persons in transactions exempt from the registration requirements of the Securities Act and applicable state securities laws. In connection with this private placement, we entered into an exchange and registration rights agreement with the initial purchasers, which provides, among other things, for this exchange offer.

THE EXCHANGE OFFER............   We are offering the exchange notes in exchange
                                 for an equal principal amount of initial notes.
                                 As of this date, there is $150,000,000
                                 aggregate principal amount of initial notes outstanding. Initial notes may be tendered only in integral multiples of $1,000. You may exchange your initial notes only by following the procedures described elsewhere in this prospectus under the heading "The Exchange
                                 Offer."

RESALE OF EXCHANGE NOTES......   Based upon interpretive letters written by the
                                 Securities and Exchange Commission, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

                                 - You are acquiring the exchange notes in the
                                   ordinary course of your business;

                                 - You are not participating, do not intend to
                                   participate and have no arrangement or
                                   understanding with any person to participate, in the distribution of the exchange notes; and

                                 - You are not our "affiliate", as that term is
                                   defined for the purposes of Rule 144A under the Securities Act.

                                 If any of the foregoing are not true and you transfer any exchange note without registering the exchange note and delivering a prospectus meeting the requirements of the Securities Act, or without an exemption from registration of your exchange notes from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability.

                                 Each broker-dealer that receives exchange notes for its own account in exchange for initial notes that were acquired by such broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. A broker-dealer may use this prospectus for an offer to resell, a resale or any other retransfer of the exchange notes.

CONSEQUENCES OF FAILURE TO
EXCHANGE INITIAL NOTES........   If you do not exchange your initial notes for
                                 exchange notes, you will no longer be able to compel us to register the initial notes under the Securities Act. In addition, you will not be able to offer or sell the initial notes unless they are registered under the Securities
                                 Act (and we will have no obligation to register them, except for some limited exceptions), or unless you offer or sell them under an exemption from the requirements of, or a transaction not subject to, the Securities Act.

EXPIRATION OF THE EXCHANGE
OFFER.........................   The exchange offer will expire at 5:00 p.m.,
                                 New York City time, on           , 2003 unless
                                 we decide to extend the expiration date.

CONDITIONS TO THE EXCHANGE
OFFER.........................   The exchange offer is not subject to any
                                 condition other than certain customary
                                 conditions, which we may, but are not required to, waive. We currently anticipate that each of the conditions will be satisfied and that we will not need to waive any conditions. We reserve the right to terminate or amend the exchange offer at any time before the expiration date if any such condition occurs.
                                 For additional information regarding the conditions to the exchange offer, see "The
                                 Exchange Offer -- Conditions to the Exchange
                                 Offer."

PROCEDURES FOR TENDERING
INITIAL NOTES.................   If you wish to accept the exchange offer, you
                                 must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, and transmit it together with all other documents required by the letter of transmittal (including the initial notes to be exchanged) to The Bank of New York Trust
                                 Company of Florida, N.A., as exchange agent, at the address set forth on the cover page of the letter of transmittal. In the alternative, you can tender your initial notes by following the procedures for book-entry transfer, as described in this prospectus. For more information on accepting the exchange offer and tendering your initial notes, see "The Exchange
                                 Offer -- Procedures for Tendering" and
                                 "-- Book-Entry Transfer."

GUARANTEED DELIVERY
PROCEDURES....................   If you wish to tender your initial notes and
                                 you cannot get your required documents to the exchange agent by the expiration date, you may tender your initial notes according to the guaranteed delivery procedure under the heading
                                 "The Exchange Offer -- Guaranteed Delivery
                                 Procedures."

SPECIAL PROCEDURE FOR
BENEFICIAL HOLDERS............   If you are a beneficial holder whose initial
                                 notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your initial notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender your initial notes on your behalf. If you are a beneficial holder and you wish to tender your initial notes on your own behalf, you must, prior to delivering the letter of transmittal and your initial notes to the exchange agent, either make appropriate arrangements to register ownership of your initial notes in your own name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

WITHDRAWAL RIGHTS.............   You may withdraw the tender of your initial
                                 notes at any time prior to 5:00 p.m., New York
                                 City time, on the expiration date. To withdraw, you must send a written or facsimile transmission of your notice of withdrawal to the exchange agent at its address set forth in this prospectus under "The Exchange
                                 Offer -- Withdrawal of Tenders" by 5:00 p.m.,
                                 New York City time, on the expiration date.

ACCEPTANCE OF INITIAL NOTES
AND DELIVERY OF EXCHANGE
NOTES.........................   Subject to certain conditions, we will accept
                                 all initial notes that are properly tendered in the exchange offer and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will deliver the exchange notes promptly after the expiration date.

UNITED STATES FEDERAL INCOME
TAX CONSIDERATIONS............   We believe that the exchange of initial notes
                                 for exchange notes will not generally be a taxable exchange for federal income tax purposes, but you should consult your tax adviser about the tax consequences of this exchange. See "Certain Federal Income Tax
                                 Consequences."

EXCHANGE AGENT................   The Bank of New York Trust Company of Florida,
                                 N.A., the trustee under the indenture for the initial notes, is serving as exchange agent in connection with the exchange offer. The mailing address of the exchange agent is The Bank of New York Trust Company of Florida, N.A., 101
                                 Barclay Street -- 7 East, New York, NY 10286,
                                 Attention: Santino Ginocchietti.

FEES AND EXPENSES.............   We will bear all expenses related to
                                 consummating the exchange offer and complying with the registration rights agreement.

USE OF PROCEEDS...............   We will not receive any cash proceeds from the
                                 issuance of the exchange notes. We used the proceeds from the sale of the initial notes to reduce outstanding borrowings under our then existing credit facility.

                     SUMMARY DESCRIPTION OF EXCHANGE NOTES

     The terms of the exchange notes are identical in all material respects to those of the initial notes, except for transfer restrictions and registration rights that do not apply to the exchange notes. The exchange notes will evidence the same debt as the initial notes, and the same indenture will govern the exchange notes as the initial notes. The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of Exchange Notes" section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

ISSUER........................   Cinemark USA, Inc.

NOTES OFFERED.................   $150,000,000 in aggregate principal amount of
                                 9% Senior Subordinated Notes due 2013 which have been registered under the Securities Act of 1933

MATURITY DATE.................   February 1, 2013

INTEREST PAYMENT DATES........   February 1 and August 1 of each year, beginning
                                 on August 1, 2003

RANKING.......................   The exchange notes will be our unsecured senior
                                 subordinated obligations. Accordingly, they will rank:

                                 - subordinate in right of payment to all of our
                                   existing and future senior indebtedness, including our obligations under our credit facility;

                                 - effectively subordinate to all existing and
                                   future indebtedness and other liabilities of our non-guarantor subsidiaries (other than indebtedness and other liabilities owed to
                                   us);

                                 - equal in right of payment to our existing and
                                   future senior subordinated indebtedness, including our existing senior subordinated notes; and

                                 - senior in right of payment to our future
                                   subordinated indebtedness.

                                 As of December 31, 2002, on an adjusted basis giving effect to the offering of the initial notes, our initial borrowings under our new credit facility and the use of the proceeds therefrom, the notes would:

                                 - have been subordinated to $149.9 million of
                                   our senior debt (excluding outstanding
                                   letters of credit);

                                 - have been effectively subordinated to $52.7
                                   million of indebtedness and other liabilities of our non-guarantor subsidiaries (excluding indebtedness and other liabilities owed to
                                   us); and

                                 - have ranked equal in right of payment with
                                   $380.2 million of our other senior
                                   subordinated debt.

                                 In addition, on the same basis, we would have had the ability to borrow up to $50.3 million under our new credit facility, which if borrowed would be senior debt.

SUBSIDIARY GUARANTEES.........   The exchange notes will be jointly and
                                 severally guaranteed on a senior subordinated basis by certain of our subsidiaries.
                                 Accordingly, the subsidiary guarantees will rank:

                                 - subordinate in right of payment to all of the
                                   existing and future senior indebtedness of our guarantor subsidiaries including the guarantees of our senior debt;

                                 - effectively subordinate to all existing and
                                   future indebtedness and other liabilities of our non-guarantor subsidiaries (other than indebtedness and other liabilities owed to
                                   us);

                                 - equal in right of payment to all existing and
                                   future senior subordinated indebtedness of our guarantor subsidiaries including guarantees of our existing senior subordinated notes; and

                                 - senior in right of payment to all future
                                   subordinated indebtedness of our guarantor subsidiaries.

                                 As of December 31, 2002, on an adjusted basis giving effect to the offering of the initial notes, our initial borrowings under our new credit facility and the use of proceeds therefrom, the subsidiary guarantees would:

                                 - have been subordinated to $149.9 million of
                                   senior debt of our guarantor subsidiaries, consisting of guarantees of our senior debt;

                                 - have been effectively subordinated to $52.7
                                   million of indebtedness and other liabilities of our non-guarantor subsidiaries (excluding indebtedness and other liabilities owed to
                                   us); and

                                 - have ranked equal in right of payment to
                                   $380.2 million of senior subordinated debt of our guarantor subsidiaries, consisting of the guarantees of our existing senior subordinated notes.

OPTIONAL REDEMPTION...........   On or after February 1, 2008, we may redeem
                                 some or all of the exchange notes at the redemption prices set forth under "Description of Exchange Notes -- Optional Redemption."

                                 Before February 1, 2006, we may redeem up to 35% of the exchange notes with the proceeds of certain equity offerings at the redemption prices set forth under "Description of Exchange Notes -- Optional Redemption."

                                 In addition, if we experience specific kinds of changes in control on or before February 1, 2008, we may redeem the exchange notes, in whole but not in part, at the redemption prices set forth under "Description of Exchange
                                 Notes -- Optional Redemption upon a Change of Control on or prior to February 1, 2008."

MANDATORY OFFER TO
REPURCHASE....................   If we experience specific kinds of changes in
                                 control on or prior to February 1, 2008 and do not exercise our optional redemption right in respect thereof or if we experience specific kinds of changes in control after February 1, 2008, we must offer to repurchase the exchange notes at the redemption prices set forth under "Description of Exchange Notes -- Repurchase at the Option of Holders."

COVENANTS.....................   We will issue the exchange notes under an
                                 indenture among us, our guarantor subsidiaries and The Bank of New York Trust Company of
                                 Florida, N.A., as trustee. The indenture will, among other things, restrict our ability and the ability of our restricted subsidiaries to:

                                 - borrow money;

                                 - pay dividends or make other distributions;

                                 - make other restricted payments and
                                   investments;

                                 - create liens;

                                 - incur dividend or other payment restrictions
                                   affecting subsidiaries;

                                 - sell assets;

                                 - merge or consolidate with other entities;

                                 - engage in certain business activities; and

                                 - enter into transactions with affiliates.

                                 These covenants are subject to a number of important exceptions and qualifications described under "Description of Exchange Notes -- Certain Covenants."

     For a discussion of certain risks that should be considered in connection with an investment in the exchange notes, see "Risk Factors" beginning on page 15.

            SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

     The following tables set forth our summary consolidated financial and operating data for the periods and at the dates indicated for each of the three most recent years ended December 31, 2002. Certain reclassifications have been made to the 2000 and 2001 financial statements to conform to the 2002 presentation. You should read the summary consolidated financial and operating data set forth below in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and with our Consolidated Financial Statements and related notes and schedules thereto, appearing elsewhere in this report.

                                                                    YEAR ENDED DECEMBER 31,
                                                              -----------------------------------
                                                                 2000         2001        2002
                                                              -----------   ---------   ---------
                                                               (IN THOUSANDS, EXCEPT FOR RATIOS)
STATEMENT OF OPERATIONS DATA (CONSOLIDATED):
  Revenues..................................................  $  786,264    $853,658    $939,265
  Theatre operating costs...................................     504,519     531,967     574,616
  Facility lease expense....................................     108,489     114,737     116,303
  General and administrative expenses.......................      39,013      42,690      48,220
  Depreciation and amortization.............................      66,111      73,544      66,893
  Asset impairment loss.....................................       3,872      20,723       3,869
  Loss on sale of assets and other..........................         912      12,408         470
                                                              ----------    --------    --------
  Total expenses............................................     722,916     796,069     810,371
                                                              ----------    --------    --------
  Operating income..........................................      63,348      57,589     128,894
  Interest expense(1).......................................      74,037      70,931      57,793
  Income (loss) before cumulative effect of an accounting
     change.................................................     (10,423)     (4,021)     38,967
  Net income (loss)(2)......................................  $  (10,423)   $ (4,021)   $ 35,577
                                                              ==========    ========    ========
OTHER FINANCIAL DATA (CONSOLIDATED):
  Ratio of earnings to fixed charges(3).....................          --          --        1.70x
  Cash flow from (used for):
     Operating activities...................................  $   54,796    $ 87,122    $150,119
     Investing activities...................................     (94,886)    (33,799)    (34,750)
     Financing activities...................................      51,280     (21,513)    (96,140)
  Capital expenditures......................................     113,081      40,352      38,032
OTHER DATA (CONSOLIDATED):
  Adjusted EBITDA(4)........................................  $  141,978    $169,980    $205,031

                                                                                    AS ADJUSTED
                                                     YEAR ENDED DECEMBER 31,           AS OF
                                                 --------------------------------   DECEMBER 31,
                                                    2000        2001       2002       2002(5)
                                                 ----------   --------   --------   ------------
                                                                 (IN THOUSANDS)     (UNAUDITED)
BALANCE SHEET DATA (CONSOLIDATED):
  Cash and cash equivalents....................  $   19,840   $ 50,199   $ 63,719     $ 63,719
  Theatre properties and equipment -- net......     950,135    866,406    791,731      791,731
  Total assets.................................   1,060,576    996,544    916,814      925,881
  Total long-term debt, including current
     portion...................................     810,323    780,956    692,587      703,299
  Shareholder's equity.........................      48,910     25,337     27,765       26,120
(RESTRICTED GROUP):(6)
  Total long-term debt, including current
     portion...................................  $  677,515   $674,217   $596,875     $607,587

                                                                      YEAR ENDED DECEMBER 31,
                                                          ------------------------------------------------
                                                               2000              2001             2002
                                                          --------------     ------------     ------------
                                                          (IN THOUSANDS, EXCEPT THEATRES AND SCREEN DATA)
                                                                            (UNAUDITED)
OPERATING DATA:
  North America(7)
     Theatres operated (at period end)..................           190              188              188
     Screens operated (at period end)...................         2,217            2,217            2,215
     Total attendance...................................        92,425          100,022          111,959
  International(8)
     Theatres operated (at period end)..................            80               88               92
     Screens operated (at period end)...................           695              783              816
     Total attendance...................................        46,152           53,853           60,499
  Worldwide(7)(8)
     Theatres operated (at period end)..................           270              276              280
     Screens operated (at period end)...................         2,912            3,000            3,031
     Total attendance...................................       138,577          153,875          172,458
  Restricted Groups(6)(7)(8)
     Theatres operated (at period end)..................           217              218              221
     Screens operated (at period end)...................         2,413            2,451            2,475
     Total attendance...................................       111,346          115,355          127,888

---------------

(1) Includes amortization of debt issue cost and excludes capitalized interest of $0.6 million and $0.2 million in 2000 and 2001, respectively.

(2) In 2002, a cumulative effect of a change in accounting principle charge of $3.4 million (net of tax benefit) was recorded as a transitional impairment adjustment in connection with the adoption of Statement of Financial Accounting Standards No. 142 requiring that goodwill and other intangible assets with indefinite useful lives no longer be amortized but instead be tested for impairment at least annually. Net income for the year ended December 31, 2002 includes a non-recurring write-off of $3.1 million of fees (before tax) associated with the proposed initial public offering of our parent, Cinemark, Inc., the closing of which was postponed due to unfavorable market conditions.

(3) For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before taxes and cumulative effect of an accounting change plus fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issue cost and debt discount and that portion of rental expense which we believe to be representative of the interest factor. For the years ended December 31, 2000 and 2001, earnings were insufficient to cover fixed charges by $10.4 million and $17.9 million, respectively.

(4) Adjusted EBITDA represents operating income before depreciation and amortization, asset impairment loss, (gain) loss on sale of assets and other, changes in deferred lease expense and accrued and unpaid compensation expense relating to any stock option plans and other non-cash expenditures. Adjusted EBITDA is a non-GAAP financial measure and should not be construed as an alternative to net income or operating income as an indicator of operating or financial performance (as determined in accordance with GAAP). This financial information is included in this registration statement to provide additional information that our management, debt holders and investors use to assess the performance of our company. Adjusted EBITDA is the primary component in the calculation of financial covenant compliance under our debt instruments. Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA for the year ended December 31, 2002 includes a non-recurring write-off of $3.1 million of fees (before tax) associated with the proposed initial public offering of our parent, Cinemark, Inc., the closing of which was postponed due to unfavorable market conditions.

    The following table sets forth the reconciliation of operating income to Adjusted EBITDA.

                                                                     YEAR ENDED DECEMBER 31,
                                                                  ------------------------------
                                                                    2000       2001       2002
                                                                  --------   --------   --------
                                                                          (IN THOUSANDS)
                                                                           (UNAUDITED)
    (CONSOLIDATED):
      Operating income..........................................  $ 63,348   $ 57,589   $128,894
      Add (deduct):
        Depreciation and amortization...........................    66,111     73,544     66,893
        Asset impairment loss...................................     3,872     20,723      3,869
        Loss on sale of assets and other........................       912     12,408        470
        Deferred lease expenses.................................     6,810      4,702      3,802
        Stock option compensation...............................       925      1,014      1,103
                                                                  --------   --------   --------
      Adjusted EBITDA...........................................  $141,978   $169,980   $205,031
                                                                  ========   ========   ========

(5) As adjusted to give effect to the offering of the initial notes, our initial borrowings under our new senior secured credit facility and our use of proceeds therefrom.

(6) The restrictive covenants in the senior subordinated indentures apply only to Cinemark USA, Inc. and its restricted subsidiaries (the "Restricted Group"). This data presents certain information with respect to the Restricted Group only. See the supplemental schedules to our consolidated financial statements, appearing elsewhere in this registration statement.

(7) The data as of period end 2000, 2001 and 2002 excludes certain theatres operated by us in North America pursuant to management agreements that are not part of our consolidated operations.

(8) The data as of period end 2000, 2001 and 2002 excludes certain theatres operated internationally through our affiliates that are not part of our consolidated operations.

                                  RISK FACTORS

     Before you invest in the exchange notes, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our financial statements and related notes and schedules, before you decide to exchange the initial notes for any of the exchange notes. The following risks and uncertainties are not the only ones we face. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our exchange notes could decline, perhaps significantly, and our ability to pay principal and interest on the exchange notes could be adversely affected.

RISKS RELATED TO OUR EXCHANGE NOTES AND THIS EXCHANGE OFFER

YOUR FAILURE TO PARTICIPATE IN THE EXCHANGE OFFER WILL HAVE ADVERSE
CONSEQUENCES.

     If you do not exchange your initial notes for exchange notes pursuant to the exchange offer, you will continue to be subject to the restrictions on transfer of your initial notes, as set forth in the legend on your initial notes. The restrictions on transfer of your initial notes arise because we sold the initial notes in a private offering. In general, the initial notes may not be offered or sold, unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such requirements. We do not intend to register the initial notes under the Securities Act.

     After completion of the exchange offer, holders of initial notes who do not tender their initial notes in the exchange offer will no longer be entitled to any exchange or registration rights under the registration rights agreement, except under limited circumstances.

     If you exchange your initial notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent initial notes are tendered and accepted in the exchange offer, the trading market, if any, for the initial notes would be adversely affected. See "The Exchange Offer."

YOUR RIGHT TO RECEIVE PAYMENTS ON THE EXCHANGE NOTES IS JUNIOR TO OUR SENIOR DEBT AND POSSIBLY ALL OF OUR FUTURE BORROWINGS, AND THE SUBSIDIARY GUARANTEES OF THE EXCHANGE NOTES ARE JUNIOR TO ALL OF OUR GUARANTOR SUBSIDIARIES' EXISTING SENIOR DEBT AND POSSIBLY TO ALL OF THEIR FUTURE BORROWINGS.

     The exchange notes and the subsidiary guarantees are subordinated in right of payment to all of our and our guarantor subsidiaries' existing and future indebtedness, other than trade payables, except any indebtedness that expressly provides that it ranks equal with, or is subordinated in right of payment to, the exchange notes and the subsidiary guarantees. The exchange notes and the subsidiary guarantees will rank equal in right of payment to our outstanding senior subordinated notes and all subsidiary guarantees of those notes, respectively. Our outstanding senior subordinated notes are guaranteed by all guarantors of the initial notes on a senior subordinated basis. Upon any distribution to our creditors or to the creditors of our guarantor subsidiaries in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our guarantor subsidiaries or our or their property, the holders of our and our guarantor subsidiaries' senior debt will be entitled to be paid in full in cash before any payment may be made with respect to the exchange notes or the subsidiary guarantees.

     In addition, we will be prohibited from making payments on the exchange notes and our guarantor subsidiaries will be prohibited from making any payments on the subsidiary guarantees in the event of a payment default on our senior debt. We and our guarantor subsidiaries also may be prohibited from making these payments in the event of non-payment defaults on our senior debt.

     In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our guarantor subsidiaries, holders of the exchange notes will participate on a pari passu basis with trade creditors and all other holders of our and our guarantor subsidiaries' senior subordinated indebtedness. However, because the indenture with respect to the exchange notes requires that amounts otherwise payable to holders of the exchange notes in a bankruptcy or similar proceeding be paid instead to holders of senior debt until they are paid in full, holders of the exchange notes may receive less, ratably, than holders of trade payables. In any of these cases, we and our guarantor subsidiaries may not have sufficient funds to repay all of our creditors, and holders of the exchange notes may receive less, ratably, than the holders of our trade payables.

     As of December 31, 2002, on an adjusted basis giving effect to the offering of the initial notes, our initial borrowings under our new credit facility and the use of the proceeds therefrom, we would have had $149.9 million of senior indebtedness. In addition, on the same basis, the subsidiary guarantees would have been subordinated to $149.9 million of senior indebtedness of our guarantor subsidiaries, consisting of guarantees of our senior debt. The terms of the indenture, our existing indentures and our senior credit facility will permit us to incur substantial additional indebtedness, including additional senior debt. If we or our subsidiaries incur additional debt, the related risks that we now face could intensify.

THE ABILITY OF OUR SUBSIDIARIES TO DISTRIBUTE FUNDS TO US MAY BE LIMITED WHICH COULD IMPAIR OUR ABILITY TO PAY OUR OBLIGATIONS UNDER THE EXCHANGE NOTES.

     The ability of our subsidiaries to make distributions to us may be restricted by, among other things, applicable laws and regulations and by the terms of agreements into which they enter. If we are unable to obtain funds from our subsidiaries as a result of restrictions under their debt or other agreements, applicable laws and regulations or otherwise, we may not be able to pay interest or principal on the exchange notes when due and we cannot assure you that we will be able to obtain the necessary funds from other sources.

     The exchange notes are guaranteed only by certain of our subsidiaries. Creditors of a non-guarantor subsidiary are entitled to be paid amounts due them before assets of the subsidiary become available for creditors of its parent. Therefore, even liabilities which are not senior indebtedness of our non-guarantor subsidiaries will, in effect, be prior in right of payment to the exchange notes and the subsidiary guarantees with regard to the assets of those subsidiaries. This can substantially reduce the portion of our consolidated assets which are available for payment of the exchange notes. Consequently, in the event of any insolvency, liquidation, reorganization, dissolution or other winding up of our non-guarantor subsidiaries, the ability of our creditors, including holders of the exchange notes, to be repaid will be subject to the prior claims of such subsidiaries' creditors, including trade creditors. As of December 31, 2002, on an adjusted basis giving effect to the offering of the initial notes, our initial borrowings under our new credit facility and the use of proceeds therefrom, the notes would have been effectively subordinated to $52.7 million of indebtedness and other liabilities of our non-guarantor subsidiaries (excluding indebtedness and other liabilities owed to us). We cannot assure you that the amount of indebtedness and other liabilities of our non-guarantor subsidiaries will not substantially exceed $52.7 million in the future.

MANY OF OUR ASSETS WILL BE SECURED BY A FIRST PRIORITY SECURITY INTEREST, AND THEREFORE YOUR ABILITY TO RECEIVE PAYMENTS ON THE EXCHANGE NOTES UPON OUR INSOLVENCY OR LIQUIDATION MAY BE JUNIOR TO THOSE LENDERS WHO HAVE A LIEN ON OUR ASSETS.

     The exchange notes and subsidiary guarantees will not be secured by any of our assets. However, our obligations under our new credit facility, and the guarantees of those obligations by the guarantors, will be secured, subject to certain exceptions, by mortgages on a large percentage of our assets. If we become insolvent or are liquidated, or if payment under our new credit facility is not made, the lenders would be entitled to exercise the remedies available to a secured lender. Accordingly, these lenders will have a secured claim against the mortgaged assets and will have priority with respect to those assets over any other claim for payment, including the notes and subsidiary guarantees. If this were to occur, it is possible that there would be no assets remaining after payment to these lenders from which claims of the holders of the exchange notes could be satisfied.

COVENANT RESTRICTIONS CONTAINED IN OUR DEBT AGREEMENTS MAY LIMIT OUR ABILITY TO MAKE PAYMENTS ON THE EXCHANGE NOTES OR OPERATE OUR BUSINESS.

     The indenture will restrict, and the indentures for our other senior subordinated notes restrict, among other things, our ability, and the ability of our restricted subsidiaries to:

     - borrow money;

     - pay dividends or make other distributions;

     - make other restricted payments and investments;

     - create liens;

     - incur dividend or other payment restrictions affecting subsidiaries;

     - sell assets;

     - merge or consolidate with other entities;

     - engage in certain business activities; and

     - enter into transactions with affiliates.

     These covenants are subject to a number of important exceptions and qualifications. These restrictions could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities. In addition, if we fail to comply with these covenants, we would be in default under our indentures, and the principal and accrued interest on the exchange notes and our other senior subordinated notes could be declared to be due and payable. A default under any of our indentures would trigger a default under our new credit facility.

     Our new credit facility contains, and our other indebtedness agreements may contain, additional affirmative and negative covenants which are generally more restrictive than those contained in our indentures. These limitations could materially affect our ability to operate our business. Our new credit facility requires us to maintain specified consolidated financial ratios and satisfy certain consolidated financial tests. Our ability to meet those financial ratios and tests may be affected by events beyond our control, and we cannot assure you that we will meet those ratios or satisfy those tests. If we fail to meet those ratios, satisfy those tests or breach any of the covenants with respect to our new credit facility, the lenders under that facility could declare all amounts we owe them to be immediately due and payable. If we are unable to repay those amounts, the lenders under that credit facility could proceed against the collateral that secures their indebtedness. Our assets may not be sufficient to repay in full this secured indebtedness or any other indebtedness, including the exchange notes. In addition, the subordination provisions of the exchange notes would require, upon the acceleration of our credit facility, that our senior indebtedness be repaid in full prior to our repayment of the exchange notes.

UNDER FRAUDULENT CONVEYANCE LAWS, A COURT COULD VOID OBLIGATIONS UNDER THE EXCHANGE NOTES OR THE SUBSIDIARY GUARANTEES.

     Under the federal bankruptcy laws and comparable provisions of state fraudulent conveyance laws, a court could void obligations under the exchange notes or the subsidiary guarantees, subordinate those obligations to more junior obligations or require holders of the exchange notes to repay any payments made under the exchange notes or pursuant to the subsidiary guarantees, if an unpaid creditor or representative of creditors, such as a trustee in bankruptcy or our company as a debtor-in-possession, claims that the exchange notes or the subsidiary guarantees constituted a fraudulent conveyance. For this claim to succeed, the claimant must generally show that:

     (1) fair consideration or reasonably equivalent value was not received in exchange for the obligation; and

     (2) at the time the obligation was incurred, the obligor:

      - was insolvent;

      - was rendered insolvent by reason of the obligation;

      - was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

      - intended to incur, or believed that it would incur, debts beyond its ability to pay them as the debts matured.

     The measure of insolvency for these purposes will depend upon the law of the jurisdiction being applied. Generally, however, an obligor will be considered insolvent for these purposes if:

     - the sum of its debts, including contingent liabilities, was greater than the salable value of all of its assets at a fair valuation;

     - the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

     - it could not pay its debts as they become due.

     Moreover, regardless of solvency, a court could void an incurrence of indebtedness, including under our new credit facility, the exchange notes or the subsidiary guarantees, if it determined that the transaction was made with intent to hinder, delay or defraud our or our guarantor subsidiaries' creditors.

     On the basis of historical financial information, recent operating history and other factors, we believe that we and each of our guarantor subsidiaries, after giving effect to the debt incurred in connection with the offering of the initial notes, the initial borrowings under our new credit facility and the use of proceeds therefrom will not be insolvent, will not have unreasonably small capital for the business in which we are or each of our guarantor subsidiaries is engaged and will not have incurred debts beyond our or each of our guarantor subsidiaries' ability to pay our or our guarantor subsidiaries' debts as they mature. However, we cannot assure you as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

WE MAY NOT BE PERMITTED OR HAVE THE ABILITY TO PURCHASE THE EXCHANGE NOTES UPON A CHANGE OF CONTROL AS REQUIRED BY THE INDENTURE.

     Upon the occurrence of a "change of control" as defined in the indenture, we will be required, in most circumstances, to make an offer to repurchase all outstanding exchange notes and our other outstanding senior subordinated notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. However, our credit facility restricts our ability to repurchase the exchange notes and our other senior subordinated notes, including pursuant to a change of control offer. A change of control will result in an event of default under our credit facility and may result in an event of default under other indebtedness that we may incur in the future. An event of default under our credit facility or other future senior indebtedness could result in an acceleration of such indebtedness, in which case the subordination provisions of the exchange notes would require payment in full of such senior indebtedness before we could repurchase the exchange notes. We cannot assure you that we would have sufficient resources to repurchase the exchange notes and pay our other obligations if the indebtedness under our new credit facility or other future senior indebtedness were accelerated upon the occurrence of a change of control. The acceleration of senior indebtedness and our inability to repurchase all of the tendered notes would each constitute events of default under the indenture.

AN ACTIVE TRADING MARKET MAY NOT DEVELOP FOR THE NOTES, AND SECURITIES LAWS WILL RESTRICT YOUR ABILITY TO TRANSFER THE NOTES.

     We do not intend to have the exchange notes listed on a national securities exchange, although we expect that they will be eligible for trading in the PORTAL market. In addition, although the initial purchasers of the initial notes have advised us that they intend to make a market in the initial notes and the exchange notes, they are not obligated to do so and may discontinue market making activities at any time without notice. While an application to have the exchange notes accepted for trading in the PORTAL market will be made, there can be no assurance that an active trading market for the exchange notes will develop on the PORTAL market or elsewhere or, if a trading market develops, that it will continue. The lack of an active trading market may have a material adverse effect on the market price and liquidity of the exchange notes. If a market for the exchange notes develops, they may trade at a discount from their initial offering price, depending on many factors, including (1) our financial performance or prospects, (2) the prospects for other companies in our industry,
(3) prevailing interest rates, (4) the market for similar securities and (5) general economic conditions.

     Historically, the market for non-investment grade securities, such as the exchange notes, has been subject to disruptions that have caused volatility in the prices of these securities. The market for the exchange notes may be subject to similar disruptions.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

POOR MOTION PICTURE PRODUCTION OR PERFORMANCE COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     Our business is dependent both upon the availability of suitable motion pictures for exhibition in our theatres and the performance of such pictures in our markets. Poor performance of films or disruption in the production of motion pictures by, or a reduction in the marketing efforts of, the major studios and/or independent producers could have a material adverse effect on our business.

A DETERIORATION IN RELATIONSHIPS WITH FILM DISTRIBUTORS COULD ADVERSELY AFFECT OUR ABILITY TO OBTAIN COMMERCIALLY SUCCESSFUL FILMS.

     We rely on the film distributors for the motion pictures shown in our theatres. The film distribution business is highly concentrated, with ten major film distributors accounting for approximately 92% of U.S. box office revenues and 49 of the top 50 grossing films during 2002. Numerous antitrust cases and consent decrees resulting from these cases impact the distribution of motion pictures. The consent decrees bind certain major film distributors to license films to exhibitors on a theatre-by-theatre and film-by-film basis. Consequently, we cannot guarantee a supply of films by entering into long-term arrangements with major distributors. We are therefore required to negotiate licenses for each film and for each theatre. We cannot assure you that we will be able to negotiate favorable licensing terms for all first-run film. A deterioration in our relationship with any of the ten major film distributors could adversely affect our ability to negotiate film licenses and our ability to obtain commercially successful films and, therefore could adversely affect our business and operating results.

THE OVERSUPPLY OF SCREENS IN THE MOTION PICTURE EXHIBITION INDUSTRY AND OTHER FACTORS MAY ADVERSELY AFFECT THE PERFORMANCE OF SOME OF OUR THEATRES.

     Since 1999, several major theatre exhibition companies, including Regal Cinemas, Loews Cineplex Entertainment and United Artists filed for bankruptcy. One significant cause of those bankruptcies was the emphasis by theatre circuits on the development of large multiplexes in recent years. The strategy of aggressively building multiplexes was adopted throughout the industry which generated significant competition and resulted in an oversupply of screens in the North American exhibition industry. Consequently, many older multiplex theatres were rendered obsolete more rapidly than expected. Many of these theatres are under long-term lease commitments that make closing them financially burdensome and some companies have elected to continue operating them notwithstanding their lack of profitability. In other instances, because theatres are typically limited use design facilities, or for other reasons, landlords have been willing to make rent concessions to keep them open. As a result, some analysts believe that there continues to be an oversupply of screens in the North American exhibition industry. This has caused motion picture exhibitors to experience impairment write-offs, losses on theatre dispositions and downward adjustments of credit ratings, and some of our competitors defaulted under their loan agreements. Oversupply of screens may affect the performance of some of our theatres.

OUR FOREIGN OPERATIONS ARE SUBJECT TO ADVERSE REGULATIONS AND CURRENCY EXCHANGE RISK, WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     Outside of North America, we operate 92 theatres with 816 screens in Mexico, Argentina, Brazil, Chile, Ecuador, Peru, Honduras, El Salvador, Nicaragua, Costa Rica, Panama, Colombia and the United Kingdom, with Mexico and Brazil representing approximately 9% and 7% of 2002 revenues, respectively. We will continue to investigate opportunities in these and other foreign markets. Governmental regulation of the motion picture industry in foreign markets differs from those in the United States. Regulations affecting price controls or admission prices, quota systems requiring the exhibition of films produced in the subject country and restrictions on ownership of land may adversely affect our international operations in foreign markets. Our international operations are subject to certain political, economic and other uncertainties not encountered by our domestic operations. We also face the additional risks of currency fluctuations, hard currency shortages and controls of foreign currency exchange. We do not actively hedge against foreign currency exchange risk.

IF WE DO NOT COMPLY WITH THE AMERICANS WITH DISABILITIES ACT OF 1990, WE COULD BE SUBJECT TO FURTHER LITIGATION.

     Our U.S. theatres must comply with Title III of the Americans with Disabilities Act of 1990, or the ADA, and analogous state and local laws. Compliance with the ADA requires among other things that public facilities "reasonably accommodate" individuals with disabilities and that new construction or alterations made to "commercial facilities" conform to accessibility guidelines unless "structurally impracticable" for new construction or technically infeasible for alterations. If we fail to comply with the ADA, remedies could include imposition of injunctive relief, fines, awards for damages to private litigants and additional capital expenditures to remedy non-compliance. Imposition of significant fines, damage awards or capital expenditures to cure non-compliance could adversely affect our business and operating results.

     We have been involved in significant litigation in which it is claimed that many of our theatres do not comply with the ADA or state accessibility codes. Currently, we are the subject of lawsuits brought by the Department of Justice in Cleveland, Ohio and by private plaintiffs in two cases in Texas. In each of these cases it is alleged that the wheelchair seating positions do not comply with the ADA, or in the Texas cases, with the Texas Accessibility Standards. The plaintiffs in the DOJ litigation, Austin, Texas litigation and Mission, Texas litigation have argued that the theatres must provide wheelchair seating locations with viewing angles to the screen that are at the median or better than all seats in the auditorium. If we lose the DOJ litigation, our business and results of operations may be materially and adversely affected. To date, however, four courts have rejected that position. In three of the four cases, we were the defendant, and the courts have found our theatres to be in compliance with the ADA or the applicable state accessibility legislation.

     We are also currently the subject of a lawsuit brought by private plaintiffs in Houston, Texas regarding the provision of captioning for hearing impaired patrons. The lawsuit alleges violation of the ADA and the First Amendment to the Constitution of the United States. Plaintiffs seek unspecified injunctive relief, unspecified declaratory relief, unspecified monetary damages (both actual and punitive) and unspecified attorneys' fees. We deny any violation of the ADA or the First Amendment and will vigorously defend against these claims.

     Although we believe that our position in these cases is legally correct, we cannot predict with a reasonable degree of certainty the likely outcome of any case.

WE FACE INTENSE COMPETITION FOR PATRONS, FILM LICENSING AND THEATRE LOCATIONS, WHICH MAY AFFECT OUR BUSINESS.

     The motion picture industry is competitive. We compete against local, national and international exhibitors. We compete for both patrons and licensing of motion pictures. Some of our competitors have substantially greater resources and may have lower costs. The principal competitive factors with respect to film licensing include licensing terms, number of seats and screens available for a particular picture, revenue potential and the location and condition of an exhibitor's theatres.

     The competition for patrons is dependent upon such factors as the availability of popular motion pictures, the location and number of theatres and screens in a market, the comfort and quality of the theatres and pricing. Many of our competitors have sought to increase the number of screens that they operate. The multiplex building programs by many of our competitors during the second half of the 1990s were aggressive, according to some industry analysts. Most of the building was financed primarily with debt resulting in increased operating and financial leverage. The significant increase in multiplexes rendered many of the older theatre facilities obsolete more rapidly than expected. Many of the landlords have been unwilling to make rent concessions or terminate the leases for underperforming theatres. Several of our competitors filed for bankruptcy protection and have used the bankruptcy proceedings to reject the leases for underperforming theatres. As a result, some of our competitors may have a lower cost structure.

AN INCREASE IN THE USE OF ALTERNATIVE FILM DISTRIBUTION CHANNELS AND OTHER COMPETING FORMS OF ENTERTAINMENT MAY DRIVE DOWN MOVIE THEATRE ATTENDANCE AND LIMIT TICKET PRICES.

     We face competition for patrons from a number of alternative motion picture distribution channels, such as home video, pay-per-view, cable, DVD and syndicated and broadcast television. We also compete with other forms of entertainment competing for our patrons' leisure time and disposable income such as concerts, amusement parks and sporting events. Alternative film distribution channels and competing forms of entertainment could have a material adverse effect on our business and results of operations.

WE MAY NOT BE ABLE TO GENERATE ADDITIONAL REVENUE OPPORTUNITIES.

     We intend to continue to pursue additional revenue streams such as advertising and the use of theatres for non-film events. Our ability to achieve our business objectives may depend in part on our success in generating these revenue streams. We cannot assure you that we will be able to effectively generate these additional revenues and our inability to do so may have an adverse effect on our financial performance.

OUR RESULTS OF OPERATIONS VARY FROM PERIOD TO PERIOD BASED UPON THE QUANTITY AND QUALITY OF THE MOTION PICTURES THAT WE SHOW IN OUR THEATRES.

     Our results of operations vary from period to period based upon the quantity and quality of the motion pictures that we show in our theatres. The major film distributors generally release during the summer and holiday seasons those films that they anticipate will be the most successful. Consequently, we typically generate higher revenues during these periods.

WE ARE SUBJECT TO UNCERTAINTIES RELATED TO DIGITAL CINEMA, INCLUDING POTENTIALLY HIGH COSTS OF RE-EQUIPPING THEATRES.

     If a digital cinema roll-out progresses rapidly, we may not have adequate resources to finance the conversion costs. Digital cinema is in an experimental stage in our industry. There are multiple parties vying for the position of being the primary generator of the digital projector roll-out. However, there are significant obstacles to such a roll-out plan including:

     - quality of image: many industry leaders feel that the quality of the digital image does not yet surpass the quality of the traditional 35mm image, even though consumers have tended to respond favorably to test screenings; and

     - costs: electronic projectors will require substantial investment in re-equipping theatres.

     Even if the technical issues surrounding digital cinema are resolved, business arrangements for the financing of the digital projector roll-out will require significant discussions. Further, we cannot assure you that financing arrangements to fund our portion of the digital cinema roll-out can be obtained on terms we deem acceptable.

WE ARE SUBJECT TO UNCERTAINTIES RELATING TO FUTURE EXPANSION PLANS, INCLUDING OUR ABILITY TO IDENTIFY SUITABLE ACQUISITION CANDIDATES OR SITE LOCATIONS.

     We have greatly expanded our operations over the last decade through new theatre construction and selective theatre acquisitions. We will continue to pursue a strategy of expansion that will involve the development of new theatres, including international markets, and may involve acquisitions of existing theatres and theatre circuits. Acquisitions generally would be made to provide initial entry into a new market or to strengthen our position in an existing market. We may not be able to develop or acquire suitable theatres in the future; therefore, we cannot assure you that our expansion strategy will result in improvements to our business, financial condition or profitability. There is significant competition for potential site locations and existing theatre and theatre circuit acquisition opportunities. As a result of such competition, we may not be able to acquire attractive site locations or existing theatres or theatre circuits on terms we consider acceptable. Further, our expansion programs may require financing in addition to our existing borrowing capacity and internally generated funds that we would use for such purpose. We cannot assure you that financing will be available to us on acceptable terms.

WE DEPEND ON KEY PERSONNEL FOR OUR CURRENT AND FUTURE PERFORMANCE.

     Our current and future performance depends to a significant degree upon the continued contributions of our senior management team and other key personnel. The loss or unavailability to us of any member of our senior management team or a key employee could significantly harm us. We cannot assure you that we would be able to locate or employ qualified replacements on acceptable terms for senior management or key employees if their services are no longer available.

WE ARE SUBJECT TO IMPAIRMENT LOSSES DUE TO POTENTIAL DECLINES IN VALUATIONS.

     We review our theatres for impairment on a quarterly basis, and whenever events or changes in circumstances indicate the carrying amount of the asset may not be fully recoverable, we take an impairment charge. The impairment evaluation is based on, among other things, actual theatre level cash flow, future years budgeted theatre level cash flow, theatre property and equipment values, goodwill values, competitive theatres in the marketplace, theatre operating cash flows compared to annual long-term lease payments, the sharing of a market with our other theatres, and the age of a recently built theatre. In recent years, in the U.S., our competitors' strategy of aggressively building multiplexes generated significant competition and rendered many older theatres obsolete more rapidly than expected. In addition, certain of the international markets served by us experienced adverse economic conditions and currency devaluations. Due to these factors, we recorded asset impairment charges of $3.9 million, $20.7 million and $3.9 million for 2000, 2001 and 2002, respectively. We also test goodwill and other intangible assets for impairment at least annually in accordance with Statement of Financial Accounting Standards No. 142, which we adopted on January 1, 2002. The adoption of the accounting pronouncement resulted in a $3.4 million (net of tax) write-down of goodwill and other intangible assets to fair value on January 1, 2002 (recorded as a cumulative effect of a change in accounting principle). We cannot assure you that additional impairment charges will not be required in the future, and such charges may have a material adverse effect on our financial condition and results of operations.

OUR SUBSTANTIAL LEASE AND DEBT OBLIGATIONS AS WELL AS OUR DEBT RATINGS COULD IMPAIR OUR LIQUIDITY AND FINANCIAL CONDITION.

     We have substantial lease and debt obligations. In addition, subject to the restrictions contained in our indebtedness agreements, we expect to incur additional indebtedness from time to time to finance acquisitions, capital expenditures, working capital requirements and other general business purposes.

     For the year ended December 31, 2002, our facility lease expense and interest expense were $116.3 million and $57.8 million, respectively. As of December 31, 2002, on an adjusted basis after giving effect to the offering of the initial notes, our initial borrowings under our new senior credit facility and the application of the proceeds therefrom, our total debt would have been $703.3 million. On the same basis, we would have had an additional $50.3 million available to borrow under our new senior credit facility, subject to maintenance covenants and other conditions.

     Our substantial lease and debt obligations pose risk to you by:

     - making it more difficult for us to satisfy our obligations;

     - requiring us to dedicate a substantial portion of our cash flow to payments on our lease and debt obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other corporate requirements;

     - impeding us from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes;

     - subjecting us to the risk of increased sensitivity to interest rate increases on our indebtedness with variable interest rates, including our borrowings under our credit facility; and

     - making us more vulnerable to a downturn in our business and competitive pressures and limiting our flexibility to plan for, or react to, changes in our business.

     In addition, we may need to refinance all or a portion of our indebtedness, including the exchange notes, on or before maturity. We may not be able to refinance all or any of our indebtedness, including the exchange notes, on commercially reasonable terms or at all.

     In August 2000, Standard & Poor's lowered the rating on our 9 5/8% and
8 1/2% senior subordinated notes from B to B- and in December 2000, Moody's Investor Services lowered the rating on those notes from B2 to Caa2. In August 2002, Standard & Poor's assigned a stable rating to us. In conjunction with this rating, our corporate credit was assigned a B+ rating and our 9 5/8% and 8 1/2% senior subordinated notes were assigned a B- rating. On January 31, 2003, Standard & Poor's revised its outlook on us from stable to positive and assigned a BB- rating to our new senior secured credit facility and a B- rating to the senior subordinated notes due 2013. On the same day, Moody's Investor Services upgraded its rating on our 9 5/8% and 8 1/2% senior subordinated notes due 2008 from Caa2 to B3 and assigned a Ba3 rating to our new senior secured credit facility and a B3 rating to the senior subordinated notes due 2013. On April 25, 2003, Standard & Poor's assigned a B- rating to our new 9% notes. However, ratings on our corporate credit or our senior subordinated notes could impair our ability to obtain additional financing on favorable terms.

TO SERVICE OUR INDEBTEDNESS, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH, AND OUR ABILITY TO GENERATE CASH FLOW DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

     Our ability to make scheduled payments of principal and interest with respect to our indebtedness, including the exchange notes, will depend on our ability to generate cash flow and on our future financial results. To a certain extent, our ability to generate cash flow is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control. We believe, based on the current level of cash flow from operations, that we will have sufficient liquidity and access to capital to carry on our business and we will be able to meet scheduled lease and debt service requirements and financial covenants for the foreseeable future. However, we cannot assure you that we will continue to generate cash flow at current levels. If we fail to make any required payment under the agreements governing our leases and indebtedness or fail to comply with the financial and operating covenants contained in them, we would be in default, and our lenders would have the ability to require that we immediately repay our outstanding indebtedness. If the lenders required immediate payment, we may not have sufficient assets to satisfy our obligations under the exchange notes, our new senior secured facility, our other senior subordinated notes and our other indebtedness.

RISKS RELATED TO OUR CORPORATE STRUCTURE

THE INTERESTS OF OUR CONTROLLING STOCKHOLDERS MAY CONFLICT WITH YOUR INTERESTS.

     We are an indirect wholly-owned subsidiary of Cinemark, Inc. As of March 31, 2003, our Chief Executive Officer, Lee Roy Mitchell, his family and related entities owned common stock representing approximately 91.5% of the voting power of Cinemark, Inc. and The Cypress Group, LLC owned common stock representing approximately 7.9% of its voting power. Pursuant to a stockholders' agreement among Cinemark, Inc., the Mitchell Group and Cypress, Cypress is entitled to exchange its shares of Cinemark, Inc.'s Class A common stock for shares of Cinemark, Inc.'s super voting Class B common stock. If such shares are converted, the Mitchell Group and Cypress would own common stock representing approximately 53.4% and 46.3%, respectively, of the voting power of Cinemark, Inc. Additionally, pursuant to the stockholders' agreement, Cinemark, Inc. must obtain Cypress' consent for certain corporate acts including, but not limited to, mergers and asset sales over a specified amount and the Mitchell Group has agreed to vote their shares to elect certain designees of Cypress to Cinemark, Inc.'s board of directors. Accordingly, the Mitchell Group and Cypress control virtually all decisions with respect to our company including decisions relating to the election of our directors, the adoption of amendments to our articles of incorporation and the approval of mergers and sales of substantially all our assets. The interests of the Mitchell Group or Cypress may conflict with your interests as a holder of the exchange notes. See "Principal Stockholders" and "Certain Relationships and Related Party Transactions."

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements" based on our current expectations, assumptions, estimates and projections about our business and our industry. They include statements relating to:

     - future revenues, expenses and profitability;

     - the future development and expected growth of our business;

     - projected capital expenditures;

     - attendance at movies generally, or in any of the markets in which we operate, the number or diversity of popular movies released or our ability to successfully license and exhibit popular films;

     - competition from other exhibitors; and

     - determinations in lawsuits in which we are defendants.

     You can identify forward-looking statements by the use of words such as "may," "should," "will," "could," "estimates," "predicts," "potential," "continue," "anticipates," "believes," "plans," "expects," "future" and "intends" and similar expressions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. In evaluating these forward-looking statements, you should carefully consider the risks and uncertainties described in "Risk Factors" and elsewhere in this prospectus. These forward-looking statements reflect our view only as of the date of this prospectus. We do not undertake any obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements and risk factors contained throughout this prospectus.

                                USE OF PROCEEDS

     We will not receive any cash proceeds from the issuance of the exchange notes offered hereby. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange, initial notes in like principal amount, the terms of which are the same in all material respects as the form and terms of the exchange notes except that the exchange notes have been registered under the Securities Act and will not contain terms restricting the transfer thereof or providing for registration rights. The initial notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the exchange notes will not increase our indebtedness.

     We received net proceeds of approximately $145.9 million from the offering of the initial notes. We applied the net proceeds from the offering of the initial notes to reduce the outstanding indebtedness under our then existing credit facility. Shortly after the offering of the initial notes, we entered into a new senior secured credit facility consisting of a $75 million revolving credit line and a $125 million term loan with a syndicate of lenders led by Lehman Brothers, Inc. and its affiliate Lehman Commercial Paper, Inc. The borrowings under the new credit facility were used to (i) repay remaining amounts outstanding under our then existing credit facility and (ii) to repay in full the approximately $77 million of debt outstanding under the Cinema Properties, Inc. term loan with Lehman Brothers Bank, F.S.B.

                               THE EXCHANGE OFFER

     This section of the prospectus describes the proposed exchange offer. While we believe that the description covers the material terms of the exchange offer, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents referred to herein for a more complete understanding of the exchange offer.

PURPOSE OF THE EXCHANGE OFFER

     In connection with the issuance of the initial notes, we entered into a registration rights agreement that provides for the exchange offer. A copy of the registration rights agreement relating to the initial notes is filed as an exhibit to the registration statement of which this prospectus is a part. Under the registration rights agreement relating to the initial notes we agreed that we would, subject to certain exceptions:

     - within 90 days after the issue date of the initial notes, use our best efforts to file a registration statement with the Securities Exchange Commission, or the SEC, with respect to a registered offer to exchange the initial notes for the exchange notes having terms substantially identical in all material respects to the initial notes (except that the exchange notes will not contain terms with respect to transfer restrictions and will have different administrative terms);

     - use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act within 150 days after the issue date of the initial notes;

     - within 30 days following the declaration of the effectiveness of the registration statement, issue the exchange notes in exchange for surrender of the initial notes; and

     - if obligated to file a shelf registration statement, use our best efforts to file the shelf registration statement with the SEC within 30 days after such filing obligation arises (and in any event within 180 days after the issue date of the initial notes) and to cause the shelf registration statement to be declared effective by the SEC within 150 days after such obligation arises.

     For each initial note tendered to us pursuant to the exchange offer, we will issue to the holder of such initial note an exchange note having a principal amount equal to that of the surrendered initial note. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the initial note surrendered in exchange therefor, or, if no interest has been paid on such initial note, from February 11, 2003.

     Under existing SEC interpretations, the exchange notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the exchange notes represents to us in the exchange offer that it is acquiring the exchange notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the exchange notes and that it is not an affiliate of ours, as such terms are interpreted by the SEC; provided, however, that broker-dealers receiving the exchange notes in the exchange offer will have a prospectus delivery requirement with respect to resales of such exchange notes. The SEC has taken the position that such participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes (other than a resale of an unsold allotment from the original sale of the initial notes) with the prospectus contained in this registration statement. Each broker-dealer that receives the exchange notes for its own account in exchange for the initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

     A holder of initial notes (other than certain specified holders) who wishes to exchange the initial notes for the exchange notes in the exchange offer will be required to represent that any exchange notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes and that it is not an

"affiliate" of ours, as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

     In the event that:

          (1) we are not required to file an exchange offer registration statement or consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; or

          (2) any holder of the initial notes or exchange notes notifies us on or prior to the 20th business day following the consummation of the exchange offer that

             (a) such holder is prohibited by a change in applicable law or SEC policy from participating in the exchange offer,

             (b) such holder may not resell the exchange notes to be acquired by it in the exchange offer to the public without delivering a prospectus and that the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by such holder, or

             (c) such holder is a broker-dealer and owns initial notes directly from us,

then, we will, subject to certain exceptions,

          (1) use our best efforts to file a shelf registration statement with the SEC covering resales of the initial notes or the exchange notes, as the case may be, on or prior to the date (which we call the shelf filing date) which is the 30th day after the date on which the obligation to file the shelf registration statement arises (and in any event on or prior to the date which is the 180th day after the date we issued the initial notes);

          (2) use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 150th day after the obligation to file the shelf registration statement arises; and

          (3) use our best efforts to keep the shelf registration statement effective until the earliest of (A) the date on which all initial notes or exchange of notes registered thereunder are disposed of in accordance therewith or (B) two years from the date we issued the initial notes.

     We will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom such shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the initial notes or the exchange notes, as the case may be. A holder selling such initial notes or exchange notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification obligations).

     We will pay additional cash interest on the applicable initial notes and exchange notes, subject to certain exceptions:

          (1) if we fail to file the registration statement of which this prospectus forms a part with the SEC on or prior to the 90th day after the issue date of the initial notes;

          (2) if the registration statement of which this prospectus forms a part is not declared effective by the SEC on or prior to the 150th day after the issue date of the initial notes;

          (3) if the exchange offer is not consummated on or before the 30th business day after the registration statement of which this prospectus forms a part is declared effective;

          (4) if obligated to file the shelf registration statement, we fail to file the shelf registration statement with the SEC on or prior to the shelf filing date;

          (5) if obligated to file a shelf registration statement, the shelf registration statement is not declared effective on or prior to the 150th day after the shelf filing date; or

          (6) after the registration statement of which this prospectus forms a part or the shelf registration statement, as the case may be, is declared effective, such registration statement thereafter ceases to be effective or usable for its intended purpose without being succeeded immediately by a post effective amendment to such registration statement that cures such failure and that is immediately declared effective;

from and including the date on which any such default shall occur to, but excluding, the date on which all such defaults have been cured.

     The rate of any such additional interest will be 0.50% per annum. We will pay any such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the initial notes and the exchange notes.

     All references in the indenture, in any context, to any interest or other amount payable on or with respect to the initial notes or the exchange notes shall be deemed to include any additional interest pursuant to the registration rights agreement relating to the initial notes.

     If we effect the exchange offer, we will be entitled to close the exchange offer 30 days after the commencement thereof provided that we have accepted all initial notes theretofore validly tendered in accordance with the terms of the exchange offer.

BACKGROUND OF THE EXCHANGE OFFER

     We issued an aggregate of $150 million principal amount of initial notes on February 11, 2003 under the indenture. The terms of the exchange notes and the initial notes will be identical in all material respects, except for transfer restrictions and registration rights that will not apply to the exchange notes.

     The exchange notes will bear interest at a rate of 9% per year, payable semi-annually on February 1 and August 1 of each year, beginning on August 1, 2003. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the initial note surrendered in exchange therefor, or, if no interest has been paid on such note, from February 11, 2003. Holders of the exchange notes will not receive any interest on initial notes tendered and accepted for exchange.

     In order to exchange your initial notes for the exchange notes containing no transfer restrictions in the exchange offer, you will be required to make the following representations:

     - the exchange notes will be acquired in the ordinary course of your business;

     - you have no arrangements with any person to participate in the distribution of the exchange notes; and

     - you are not our "affiliate" as defined in Rule 405 of the Securities Act, or if you are an affiliate of ours, you will comply with the applicable registration and prospectus delivery requirements of the Securities Act.

     Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any initial notes properly tendered and not validly withdrawn in the exchange offer, and the exchange agent will deliver the exchange notes promptly after the expiration date of the exchange offer. We expressly reserve the right to delay acceptance of any of the tendered initial notes or terminate the exchange offer and not accept for exchange any tendered initial notes not already accepted if any conditions set forth under "-- Conditions to the Exchange Offer" have not been satisfied or waived by us or do not comply, in whole or in part, with any applicable law.

     If you tender your initial notes, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the initial notes.

EXPIRATION DATE; EXTENSIONS; TERMINATION; AMENDMENTS

     The exchange offer will expire at 5:00 p.m., New York City time, on
          , 2003, unless we extend it. We expressly reserve the right to extend the exchange offer on a daily basis or for such period or periods as we may determine in our sole discretion from time to time by giving oral, confirmed in writing, or written notice to the exchange agent and by making a public announcement by press release to the Dow Jones News Service prior to 9:00 a.m., New York City time, on the first business day following the previously scheduled expiration date. During any extension of the exchange offer, all initial notes previously tendered, not validly withdrawn and not accepted for exchange will remain subject to the exchange offer and may be accepted for exchange by us.

     To the extent we are legally permitted to do so, we expressly reserve the absolute right, in our sole discretion, but are not required, to:

     - waive any condition of the exchange offer; and

     - amend any terms of the exchange offer.

     Any waiver or amendment to the exchange offer will apply to all initial notes tendered, regardless of when or in what order the initial notes were tendered. If we make a material change in the terms of the exchange offer or if we waive a material condition of the exchange offer, we will disseminate additional exchange offer materials, and we will extend the exchange offer to the extent required by law.

     We expressly reserve the right, in our sole discretion, to terminate the exchange offer if any of the conditions set forth under "-- Conditions of the Exchange Offer" exist. Any such termination will be followed promptly by a public announcement. In the event we terminate the exchange offer, we will give immediate notice to the exchange agent, and all initial notes previously tendered and not accepted for exchange will be returned promptly to the tendering holders.

     In the event that the exchange offer is withdrawn or otherwise not completed, the exchange notes will not be given to holders of initial notes who have validly tendered their initial notes. We will return any initial notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder, or, in the case of the initial notes tendered by book-entry transfer into the exchange agent's account at a book-entry transfer facility under the procedure set forth under "-- Procedures for Tendering Initial Notes -- Book-Entry Transfer," such initial notes will be credited to the account maintained at such book-entry transfer facility from which such initial notes were delivered, unless otherwise requested by such holder under "-- Special Delivery Instructions" in the letter of transmittal, promptly following the exchange date or the termination of the exchange offer.

RESALE OF THE EXCHANGE NOTES

     Based on interpretations of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued under the exchange offer in exchange for the initial notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

     - you are not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act;

     - you are acquiring the exchange notes in the ordinary course of your business; and

     - you do not intend to participate in the distribution of the exchange notes.

     If you tender initial notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

     - you cannot rely on those interpretations of the SEC; and

     - you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and the secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act.

     Unless an exemption from registration is otherwise available, any security holder intending to distribute the exchange notes should be covered by an effective registration statement under the Securities Act containing the selling security holder's information required by Item 507 of Regulation S-K. This prospectus may be used for an offer to resell, a resale or other re-transfer of the exchange notes only as specifically set forth in the section captioned "Plan of Distribution." Only broker-dealers that acquired the exchange notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives the exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned "Plan of Distribution" for more details regarding the transfer of the exchange notes.

ACCEPTANCE OF INITIAL NOTES FOR EXCHANGE

     We will accept for exchange initial notes validly tendered pursuant to the exchange offer, or defectively tendered, if such defect has been waived by us, after the later of:

     - the expiration date of the exchange offer; and

     - the satisfaction or waiver of the conditions specified below under "-- Conditions of the Exchange Offer."

     Except as specified above, we will not accept initial notes for exchange subsequent to the expiration date of the exchange offer. Tenders of initial notes will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.

     We expressly reserve the right, in our sole discretion, to:

     - delay acceptance for exchange of initial notes tendered under the exchange offer, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders promptly after the termination or withdrawal of a tender offer; or

     - terminate the exchange offer and not accept for exchange any initial notes, if any of the conditions set forth below under "-- Conditions of the Exchange Offer" have not been satisfied or waived by us or in order to comply in whole or in part with any applicable law.

     In all cases, the exchange notes will be issued only after timely receipt by the exchange agent of certificates representing initial notes, or confirmation of book-entry transfer, a properly completed and duly executed letter of transmittal, or a manually signed facsimile thereof, and any other required documents. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered initial notes, or defectively tendered initial notes with respect to which we have waived such defect, if, as and when we give oral, confirmed in writing, or written notice to the exchange agent. Promptly after the expiration date, we will deposit the exchange notes with the exchange agent, who will act as agent for the tendering holders for the purpose of receiving the exchange notes and transmitting them to the holders. The exchange agent will deliver the exchange notes to holders of initial notes accepted for exchange after the exchange agent receives the exchange notes.

     If, for any reason, we delay acceptance for exchange of validly tendered initial notes or we are unable to accept for exchange validly tendered initial notes, then the exchange agent may, nevertheless, on its behalf, retain tendered initial notes, without prejudice to our rights described in this prospectus under the captions "-- Expiration Date; Extensions; Termination; Amendments," "-- Conditions of the Exchange Offer" and "-- Withdrawal of Tenders," subject to Rule 14e-1 under the Securities Exchange Act of 1934, which requires that an offer or pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer.

     If any tendered initial notes are not accepted for exchange for any reason, or if certificates are submitted evidencing more initial notes than those that are tendered, certificates evidencing initial notes that are not exchanged will be returned, without expense, to the tendering holder, or, in the case of the initial notes tendered by book-entry transfer into the exchange agent's account at a book-entry transfer facility under the procedure set forth under "-- Procedures for Tendering Initial Notes Book-Entry Transfer," such initial notes will be credited to the account maintained at such book-entry transfer facility from which such initial notes were delivered, unless otherwise requested by such holder under "-- Special Delivery Instructions" in the letter of transmittal, promptly following the exchange date or the termination of the exchange offer.

     Tendering holders of initial notes exchanged in the exchange offer will not be obligated to pay brokerage commissions or transfer taxes with respect to the exchange of their initial notes other than as described under the caption
"-- Transfer Taxes" or as set forth in the letter of transmittal. We will pay all other charges and expenses in connection with the exchange offer.

PROCEDURES FOR TENDERING INITIAL NOTES

     Any beneficial owner whose initial notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or held through a book-entry transfer facility and who wishes to tender initial notes should contact such registered holder promptly and instruct such registered holder to tender initial notes on such beneficial owner's behalf.

TENDER OF INITIAL NOTES HELD THROUGH THE DEPOSITORY TRUST COMPANY

     The exchange agent and The Depository Trust Company, or DTC, have confirmed that the exchange offer is eligible for the DTC automated tender offer program. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer initial notes to the exchange agent in accordance with DTC's automated tender offer program procedures for transfer. DTC will then send an agent's message to the exchange agent.

     The term "agent's message" means a message transmitted by DTC and received by the exchange agent that forms part of the book-entry confirmation. The agent's message states that DTC has received an express acknowledgment from the participant in DTC tendering initial notes that are the subject of that book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant. In the case of an agent's message relating to guaranteed delivery, the term means a message transmitted by DTC and received by the exchange agent, which states that DTC has received an express acknowledgment from the participant in DTC tendering initial notes that they have received and agree to be bound by the notice of guaranteed delivery.

TENDER OF INITIAL NOTES HELD IN PHYSICAL FORM

     For a holder to validly tender initial notes held in physical form:

     - the exchange agent must receive at its address set forth in this prospectus a properly completed and validly executed letter of transmittal, or a manually signed facsimile thereof, together with any signature guarantees and any other documents required by the instructions to the letter of transmittal; and

     - the exchange agent must receive certificates for tendered initial notes at such address, or such initial notes must be transferred pursuant to the procedures for book-entry transfer described above. A confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date of the exchange offer. A holder who desires to tender initial notes and who cannot comply with the procedures set forth herein for tender on a timely basis or whose initial notes are not immediately available must comply with the procedures for guaranteed delivery set forth below.

     LETTERS OF TRANSMITTAL AND INITIAL NOTES SHOULD BE SENT ONLY TO THE EXCHANGE AGENT, AND NOT TO US OR TO ANY BOOK-ENTRY TRANSFER FACILITY.

     THE METHOD OF DELIVERY OF INITIAL NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER TENDERING INITIAL NOTES. DELIVERY OF SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF SUCH DELIVERY IS BY MAIL, WE SUGGEST THAT THE HOLDER USE PROPERLY INSURED, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, AND THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE OF THE EXCHANGE OFFER TO PERMIT DELIVERY TO THE EXCHANGE AGENT PRIOR TO SUCH DATE. NO ALTERNATIVE, CONDITIONAL OR CONTINGENT TENDERS OF INITIAL NOTES WILL BE ACCEPTED.

SIGNATURE GUARANTEES

     A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution. Eligible institutions include banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible institution if the initial notes are tendered:

     - by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

     - for the account of an eligible institution.

     If the letter of transmittal is signed by a person other than the registered holder of any initial notes, the initial notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the initial notes and an eligible institution must guarantee the signature on the bond power.

     If the letter of transmittal or any initial notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

BOOK-ENTRY TRANSFER

     The exchange agent will seek to establish a new account or utilize an existing account with respect to the initial notes at DTC promptly after the date of this prospectus. Any financial institution that is a participant in the book-entry transfer facility system and whose name appears on a security position listing it as the owner of the initial notes may make book-entry delivery of initial notes by causing the book-entry transfer facility to transfer such initial notes into the exchange agent's account. HOWEVER, ALTHOUGH DELIVERY OF INITIAL NOTES MAY BE EFFECTED THROUGH BOOK-ENTRY TRANSFER INTO THE EXCHANGE AGENT'S ACCOUNT AT A BOOK-ENTRY TRANSFER FACILITY, A PROPERLY COMPLETED AND VALIDLY EXECUTED LETTER OF TRANSMITTAL, OR A MANUALLY SIGNED FACSIMILE THEREOF, MUST BE RECEIVED BY THE EXCHANGE AGENT AT ITS ADDRESS SET FORTH IN THIS PROSPECTUS ON OR PRIOR TO THE EXPIRATION DATE OF THE EXCHANGE OFFER, OR ELSE THE GUARANTEED DELIVERY PROCEDURES DESCRIBED BELOW MUST BE COMPLIED WITH. The confirmation of a book-entry transfer of initial notes into the exchange agent's account at a book-entry transfer facility is referred to in this prospectus as a "book-entry confirmation." Delivery of documents to the book-entry transfer facility in accordance with that book-entry transfer facility's procedures does not constitute delivery to the exchange agent.

GUARANTEED DELIVERY

     If you wish to tender your initial notes and:

     - certificates representing your initial notes are not lost but are not immediately available;

     - time will not permit your letter of transmittal, certificates representing your initial notes and all other required documents to reach the exchange agent on or prior to the expiration date of the exchange offer; or

     - the procedures for book-entry transfer cannot be completed on or prior to the expiration date of the exchange offer;

you may tender your initial notes if:

     - your tender is made by or through an eligible institution; and

     - on or prior to the expiration date of the exchange offer, the exchange agent has received from the eligible institution a properly completed and validly executed notice of guaranteed delivery, by manually signed facsimile transmission, mail or hand delivery, in substantially the form provided with this prospectus:

      - setting forth your name and address, the registered number(s) of your initial notes and the principal amount of the initial notes tendered;

      - stating that the tender is being made by guaranteed delivery; and

      - guaranteeing that, within three New York Stock Exchange trading days after the date of the notice of guaranteed delivery, the letter of transmittal or facsimile thereof, properly completed and validly executed, together with certificates representing the initial notes, or a book-entry confirmation, and any other documents required by the letter of transmittal and the instructions thereto, will be deposited by the eligible institution with the exchange agent; and

     - the exchange agent receives the properly completed and validly executed letter of transmittal or facsimile thereof with any required signature guarantees, together with certificates for all initial notes in proper form for transfer, or a book-entry confirmation, and any other required documents, within three New York Stock Exchange trading days after the date of the notice of guaranteed delivery.

OTHER MATTERS

     Exchange notes will be issued in exchange for initial notes accepted for exchange only after timely receipt by the exchange agent of:

     - certificates for, or a timely book-entry confirmation with respect to, your initial notes;

     - a properly completed and duly executed letter of transmittal or facsimile thereof with any required signature guarantees, or, in the case of a book-entry transfer, an agent's message; and

     - any other documents required by the letter of transmittal.

     All questions as to the form of all documents and the validity, including time of receipt, and acceptance of all tenders of initial notes will be determined by us, in our sole discretion, the determination of which shall be final and binding. Alternative, conditional or contingent tenders of initial notes will not be considered valid. We reserve the absolute right to reject any or all tenders of initial notes that are not in proper form or the acceptance of which, in our opinion, would be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular initial notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

     Unless waived by us, any defect or irregularity in connection with tenders of initial notes must be cured within the time that we determine. Tenders of initial notes will not be deemed to have been made until all defects and irregularities have been waived by us or cured. Neither us, the exchange agent, nor any other person will be under any duty to give notice of any defects or irregularities in tenders of initial notes, or will incur any liability to holders for failure to give any such notice.

     By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

     - any exchange notes that you receive will be acquired in the ordinary course of your business;

     - you have no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

     - if you are not a broker-dealer, that you are not engaged in and do not intend to engage in the distribution of the exchange notes;

     - if you are a broker-dealer that will receive the exchange notes for your own account in exchange for initial notes that were acquired as a result of market-making activities or other trading activities, that you will deliver a prospectus, as required by law, in connection with any resale of the exchange notes; and

     - you are not an "affiliate" of ours, as defined in Rule 405 of the Securities Act, or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

WITHDRAWAL OF TENDERS

     Except as otherwise provided in this prospectus, you may withdraw your tender of initial notes at any time prior to the expiration date of the exchange offer.

     For a withdrawal to be effective:

     - the exchange agent must receive a written notice of withdrawal at the address set forth below under "-- Exchange Agent"; or

     - you must comply with the appropriate procedures of DTC's automated tender offer program system.

     Any notice of withdrawal must:

     - specify the name of the person who tendered the initial notes to be withdrawn; and

     - identify the initial notes to be withdrawn, including the principal amount of the initial notes to be withdrawn.

     If certificates for the initial notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, the withdrawing holder must also submit:

     - the serial numbers of the particular certificates to be withdrawn; and

     - a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the withdrawing holder is an eligible institution.

     If the initial notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn initial notes and otherwise comply with the procedures of DTC.

     We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any initial notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

     We will return any initial notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of initial notes tendered by book-entry transfer into the exchange agent's account at DTC, according to the procedures described above, those initial notes will be credited to an account maintained with DTC for the initial notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may re tender properly withdrawn initial notes by following one of the procedures described under

"-- Procedures for Tendering Initial notes" at any time on or prior to the expiration date of the exchange offer.

CONDITIONS TO THE EXCHANGE OFFER

     Despite any other term of the exchange offer, we will not be required to accept for exchange any initial notes and we may terminate or amend the exchange offer as provided in this prospectus before accepting any initial notes for exchange if in our reasonable judgment:

     - the exchange notes to be received will not be tradable by the holder without restriction under the Securities Act and the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

     - the exchange offer, or the making of any exchange by a holder of initial notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

     - any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that would reasonably be expected to impair our ability to proceed with the exchange offer.

     We will not be obligated to accept for exchange the initial notes of any holder that has not made to us:

     - the representations described under the captions "-- Procedures for Tendering Initial notes" and "Plan of Distribution;" and

     - any other representations that may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

     We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any initial notes by giving oral or written notice of an extension to their holders. During an extension, all initial notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any initial notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

     We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any initial notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. By public announcement we will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the initial notes as promptly as practicable. If we amend the exchange offer in a manner that we consider material, we will disclose the amendment in the manner required by applicable law.

     These conditions are solely for our benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of that right. Each of these rights will be deemed an ongoing right that we may assert at any time or at various times.

     We will not accept for exchange any initial notes tendered, and will not issue the exchange notes in exchange for any initial notes, if at any time a stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

TRANSFER TAXES

     We will pay all transfer taxes, if any, applicable to the transfer and exchange of initial notes pursuant to the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the record holder or any other person, if:

     - delivery of the exchange notes, or certificates for initial notes for principal amounts not exchanged, are to be made to any person other than the record holder of the initial notes tendered;

     - tendered certificates for initial notes are recorded in the name of any person other than the person signing any letter of transmittal; or

     - a transfer tax is imposed for any reason other than the transfer and exchange of initial notes under the exchange offer.

CONSEQUENCES OF FAILURE TO EXCHANGE

     If you do not exchange your initial notes for the exchange notes in the exchange offer, you will remain subject to restrictions on transfer of the initial notes:

     - as set forth in the legend printed on the initial notes as a consequence of the issuance of the initial notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

     - as otherwise set forth in the offering memorandum distributed in connection with the private offering of the initial notes.

     In general, you may not offer or sell the initial notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement relating to the initial notes, we do not intend to register resales of the initial notes under the Securities Act. Based on interpretations of the SEC, you may offer for resale, resell or otherwise transfer the exchange notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

     - you are not an "affiliate" within the meaning of Rule 405 under the Securities Act;

     - you acquired the exchange notes in the ordinary course of your business; and

     - you have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer.

     If you tender initial notes in the exchange offer for the purpose of participating in a distribution of the exchange notes:

     - you cannot rely on the applicable interpretations of the SEC; and

     - you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and that such a secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S K under the Securities Act.

EXCHANGE AGENT

     The Bank of New York Trust Company of Florida, N.A. has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus, the letter of transmittal or any other documents to the exchange agent. You should send certificates for initial notes, letters of transmittal and any other required documents to the exchange agent addressed as follows:

By Registered or Certified Mail  By Hand or Overnight Delivery      Facsimile Transmission
     The Bank of New York            The Bank of New York               (212) 298-1915
Trust Company of Florida, N.A.  Trust Company of Florida, N.A.    Attn: Santino Ginocchietti
  Corporate Trust Operations     (Eligible Institutions Only)
      Reorganization Unit         Corporate Trust Operations         Confirm by Telephone
 101 Barclay Street -- 7 East         Reorganization Unit               (212) 815-6331
      New York, NY 10286         101 Barclay Street -- 7 East
  Attn: Santino Ginocchietti          New York, NY 10286
                                  Attn: Santino Ginocchietti

     Delivery of the letter of transmittal to an address other than as shown above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

OTHER

     Participation in the exchange offer is voluntary, and you should carefully consider whether to exchange the initial notes for the exchange notes. We urge you to consult your financial and tax advisors in making your own decision on what action to take.

     We may in the future seek to acquire untendered initial notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise, on terms that may differ from the terms of the exchange offer. We have no present plans to acquire any initial notes that are not tendered in the exchange offer or to file a registration statement to permit resales or any untendered initial notes.

                                 CAPITALIZATION

     The following table presents our capitalization as of December 31, 2002. Our capitalization is presented:

     - on an actual basis; and

     - on an adjusted basis to reflect (a) our receipt of the net proceeds from the issuance of the initial notes by us and the application of the net proceeds therefrom and (b) borrowings under our new senior secured credit facility entered into shortly after the closing of the offering of the initial notes and the application of the net proceeds therefrom.

     You should read this table in conjunction with the consolidated financial statements and related notes that are included in this prospectus.

                                                              AS OF DECEMBER 31, 2002
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   ------------
                                                                          (UNAUDITED)
                                                                   (IN THOUSANDS)
Cash and cash equivalents...................................  $ 63,719      $ 63,719
                                                              ========      ========
Long-term debt, including current maturities:
  Existing credit facility(1)(2)............................  $189,000      $     --
  New senior secured credit facility(1).....................        --       149,712
  Cinemark Mexico (USA) credit facility(2)..................    23,000            --
  9 5/8% Series B Senior Subordinated Notes due 2008(3).....   199,584       199,584
  9 5/8% Series D Senior Subordinated Notes due 2008(4).....    76,133        76,133
  8 1/2% Series B Senior Subordinated Notes due 2008(5).....   104,442       104,442
  9% Senior Subordinated Notes due 2013.....................        --       150,000
  Cinema Properties facility(1).............................    77,000            --
  Other indebtedness........................................    23,428        23,428
                                                              --------      --------
       Total long-term debt.................................   692,587       703,299
Minority interest in subsidiaries...........................    26,715        26,715
Shareholder's equity:
  Class A common stock, $0.01 par value, authorized
     10,000,000 shares, 1,500 issued and outstanding........        --            --
  Class B common stock, no par value, authorized 1,000,000
     shares, 239,893 issued and outstanding.................    49,543        49,543
  Additional paid-in capital................................    11,975        11,975
  Treasury Stock............................................   (24,233)      (24,233)
  Unearned compensation -- stock options....................        --            --
  Accumulated other comprehensive loss......................   (89,793)      (89,793)
  Retained earnings.........................................    80,273        78,628
                                                              --------      --------
     Total shareholder's equity.............................    27,765        26,120
                                                              --------      --------
          Total capitalization(6)...........................  $747,067      $756,134
                                                              ========      ========

---------------

(1) As of December 31, 2002, $73.5 million was available to us under our existing credit facility, subject to compliance with the terms thereof. Shortly after the closing of the offering of the initial notes, we entered into a new senior secured credit facility with a syndicate of lenders led by Lehman Brothers Inc. The new credit facility consists of a $75 million revolving credit facility with a five year term and a $125 million term loan that matures as early as March 2008. Borrowings bear interest at either a base rate or a euro dollar rate plus an applicable margin. We used borrowings under this facility (i) to repay the remaining amounts outstanding under our existing credit facility and (ii) to repay in full the approximately $77.0 million of borrowings outstanding under the Cinema Properties, Inc. term loan from Lehman Brothers Bank, FSB.

(2) The Cinemark Mexico (USA) Credit Facility was paid off in full at maturity on January 15, 2003 with borrowings under our then existing credit facility. The "As Adjusted" column reflects the repayment of these additional borrowings under our then existing credit facility with the proceeds of our new credit facility.

(3) The amount shown is net of an unamortized debt discount of approximately $0.4 million associated with the issuance of the 9 5/8% Series B Senior Subordinated Notes.

(4) The amount shown is net of an unamortized premium of approximately $1.1 million associated with the issuance of the 9 5/8% Series D Senior Subordinated Notes.

(5) The amount shown is net of an unamortized debt discount of approximately $0.6 million associated with the issuance of the 8 1/2% Series B Senior Subordinated Notes.

(6) As adjusted capitalization exceeds actual by approximately $9.1 million due to approximately $10.7 million of debt issue costs related to the offering of the initial notes and the new credit facility and the corresponding write-off of approximately $1.6 million of debt issue costs related to the existing indebtedness that was retired.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following tables set forth our selected consolidated financial and operating data for the periods and at the dates indicated for each of the five most recent years ended December 31, 2002. Certain reclassifications have been made to the 1998, 1999, 2000 and 2001 financial statements to conform to the 2002 presentation. You should read the selected consolidated financial and operating data set forth below in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and with our Consolidated Financial Statements and related notes and schedules thereto, appearing elsewhere in this prospectus.

                                                        YEAR ENDED DECEMBER 31,
                                       ---------------------------------------------------------
                                         1998         1999         2000        2001       2002
                                       ---------   ----------   ----------   --------   --------
                                                   (IN THOUSANDS, EXCEPT FOR RATIOS)
STATEMENT OF OPERATIONS DATA
  (CONSOLIDATED):
  Revenues...........................  $ 571,219   $  712,604   $  786,264   $853,658   $939,265
  Theatre operating costs............    371,979      463,673      504,519    531,967    574,616
  Facility lease expense.............     61,281       89,808      108,489    114,737    116,303
  General and administrative
     expenses........................     32,947       34,833       39,013     42,690     48,220
  Depreciation and amortization......     37,197       53,269       66,111     73,544     66,893
  Asset impairment loss..............      9,950        3,720        3,872     20,723      3,869
  (Gain) loss on sale of assets and
     other...........................     (2,266)       2,420          912     12,408        470
                                       ---------   ----------   ----------   --------   --------
  Total expenses.....................    511,088      647,723      722,916    796,069    810,371
                                       ---------   ----------   ----------   --------   --------
  Operating income...................     60,131       64,881       63,348     57,589    128,894
  Interest expense(1)................     43,014       59,867       74,037     70,931     57,793
  Income (loss) before cumulative
     effect of an accounting
     change..........................     11,009        4,004      (10,423)    (4,021)    38,967
  Net income (loss)(2)...............  $  11,009   $    1,035   $  (10,423)  $ (4,021)  $ 35,577
                                       =========   ==========   ==========   ========   ========
OTHER FINANCIAL DATA (CONSOLIDATED):
  Ratio of earnings to fixed
     charges(3)......................       1.27x        1.04x          --         --       1.70x
  Cash flow from (used for):
     Operating activities............  $  66,570   $   92,102   $   54,796   $ 87,122   $150,119
     Investing activities............   (248,543)    (223,044)     (94,886)   (33,799)   (34,750)
     Financing activities............    175,907      114,927       51,280    (21,513)   (96,140)
  Capital expenditures...............    387,906      248,371      113,081     40,352     38,032
OTHER DATA (CONSOLIDATED):
  Adjusted EBITDA(4).................  $ 107,457   $  128,233   $  141,978   $169,980   $205,031

                                                                                      AS ADJUSTED
                                              AS OF DECEMBER 31,                         AS OF
                           --------------------------------------------------------   DECEMBER 31,
                             1998        1999         2000        2001       2002       2002(5)
                           --------   ----------   ----------   --------   --------   ------------
                                                       (IN THOUSANDS)                 (UNAUDITED)
BALANCE SHEET DATA
  (CONSOLIDATED):
  Cash and cash
     equivalents.........  $ 25,646   $    8,872   $   19,840   $ 50,199   $ 63,719     $ 63,719
  Theatre properties and
     equipment -- net....   749,692      933,959      950,135    866,406    791,731      791,731
  Total assets...........   882,673    1,041,861    1,060,576    996,544    916,814      925,881
  Total long-term debt,
     including current
     portion.............   631,649      778,413      810,323    780,956    692,587      703,299
  Shareholder's equity...    75,800       63,851       48,910     25,337     27,765       26,120
  (RESTRICTED GROUP):(6)
  Total long-term debt,
     including current
     portion.............  $609,511   $  716,172   $  677,515   $674,217   $596,875     $607,587

                                                          AS OF DECEMBER 31,
                                       --------------------------------------------------------
                                         1998        1999         2000        2001       2002
                                       --------   ----------   ----------   --------   --------
                                           (IN THOUSANDS, EXCEPT THEATRES AND SCREEN DATA)
                                                             (UNAUDITED)
OPERATING DATA:
  North America(7)
     Theatres operated (at period
       end)..........................       173          185          190        188        188
     Screens operated (at period
       end)..........................     1,813        2,102        2,217      2,217      2,215
     Total attendance................    85,693       90,996       92,425    100,022    111,959
  International(8)
     Theatres operated (at period
       end)..........................        38           69           80         88         92
     Screens operated (at period
       end)..........................       367          606          695        783        816
     Total attendance................    20,875       39,938       46,152     53,853     60,499
  Worldwide(7)(8)
     Theatres operated (at period
       end)..........................       211          254          270        276        280
     Screens operated (at period
       end)..........................     2,180        2,708        2,912      3,000      3,031
     Total attendance................   106,568      130,934      138,577    153,875    172,458
  Restricted Groups(6)(7)(8)
     Theatres operated (at period
       end)..........................       209          214          217        218        221
     Screens operated (at period
       end)..........................     2,141        2,374        2,413      2,451      2,475
     Total attendance................   105,487      110,316      111,346    115,355    127,888

---------------

(1) Includes amortization of debt issue cost and excludes capitalized interest of $4.4 million, $4.3 million, $0.6 million and $0.2 million in 1998, 1999, 2000 and 2001, respectively.

(2) In 1999, a cumulative effect of a change in accounting principle charge of $3.0 million (net of tax benefit) was recorded in connection with the adoption of Statement of Position (SOP) 98-5 requiring start-up activities and organization costs to be expensed as incurred. In 2002, a cumulative effect of a change in accounting principle charge of $3.4 million (net of tax benefit) was recorded as a transitional impairment adjustment in connection with the adoption of Statement of Financial Accounting Standards No. 142 requiring that goodwill and other intangible assets with indefinite useful lives no longer be amortized but instead be tested for impairment at least annually. Net income for the year ended December 31, 2002 includes a non-recurring write-off of $3.1 million of fees (before tax) associated with the proposed initial public offering of our parent, Cinemark, Inc., the closing of which was postponed due to unfavorable market conditions.

(3) For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before taxes and cumulative effect of an accounting change plus fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issue cost and debt discount and that portion of rental expense which we believe to be representative of the interest factor. For the years ended December 31, 2000 and 2001, earnings were insufficient to cover fixed charges by $10.4 million and $17.9 million, respectively.

(4) Adjusted EBITDA represents operating income before depreciation and amortization, asset impairment loss, (gain) loss on sale of assets and other, changes in deferred lease expense and accrued and unpaid compensation expense relating to any stock option plans and other non-cash expenditures. Adjusted EBITDA is a non-GAAP financial measure and should not be construed as an alternative to net income or operating income as an indicator of operating or financial performance (as determined in accordance with GAAP). This financial information is included in this registration statement to provide additional information that our management, debt holders and investors use to access the performance of our company. Adjusted EBITDA is the primary component in the calculation of financial covenant compliance under our debt instruments. Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA for the year ended December 31, 2002 includes a non-recurring write-off of $3.1 million of fees (before tax) associated with the proposed initial public offering of our parent, Cinemark, Inc., the closing of which was postponed due to unfavorable market conditions.

    The following table sets forth the reconciliation of operating income to Adjusted EBITDA.

                                                                            YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1998       1999       2000       2001       2002
                                                              --------   --------   --------   --------   --------
                                                                                 (IN THOUSANDS)
                                                                                  (UNAUDITED)
(CONSOLIDATED):
  Operating income..........................................  $ 60,131   $ 64,881   $ 63,348   $ 57,589   $128,894
  Add (deduct):
    Depreciation and amortization...........................    37,197     53,269     66,111     73,544     66,893
    Asset impairment loss...................................     9,950      3,720      3,872     20,723      3,869
    (Gain) loss on sale of assets and other.................    (2,266)     2,420        912     12,408        470
    Deferred lease expenses.................................     1,594      2,885      6,810      4,702      3,802
    Stock option compensation...............................       851      1,058        925      1,014      1,103
                                                              --------   --------   --------   --------   --------
  Adjusted EBITDA...........................................  $107,457   $128,233   $141,978   $169,980   $205,031
                                                              ========   ========   ========   ========   ========

(5) As adjusted to give effect to the offering of the initial notes, the initial borrowings under our new credit facility, this offering and the use of the net proceeds therefrom.

(6) The restrictive covenants in the senior subordinated indentures apply only to Cinemark USA, Inc. and its restricted subsidiaries (the "Restricted Group"). This data presents certain information with respect to the Restricted Group only. See the supplemental schedules to our consolidated financial statements, appearing elsewhere in this report.

(7) The data as of period end 1998, 1999, 2000, 2001 and 2002 excludes certain theatres operated by us in North America pursuant to management agreements that are not part of our consolidated operations.

(8) The data as of period end 1998, 1999, 2000, 2001 and 2002 excludes certain theatres operated internationally through our affiliates that are not part of our consolidated operations.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and related notes and schedules included elsewhere in this prospectus.

REVENUES AND EXPENSES

     We generate revenues primarily from box office receipts, concession sales and screen advertising sales. Revenues are recognized when admissions and concession sales are received at the box office and screen advertising is shown at the theatres. Our revenues are affected by changes in attendance and average admissions and concession revenues per patron. Attendance is primarily affected by the commercial appeal of the films released during the year reported. We generate additional revenues related to theatre operations from vendor marketing programs, pay phones, ATM machines and electronic video games installed in video arcades located in some of our theatres.

     Film rentals and advertising, concession supplies and salaries and wages vary directly with changes in revenues. Film rental costs are accrued based on the applicable box office receipts and either the mutually agreed upon firm terms or estimates of the final settlement depending upon the film licensing arrangement. Advertising costs borne by us, which are expensed as incurred, are primarily fixed at the theatre level as daily movie directories placed in newspapers represent the largest component of advertising costs. The monthly cost of these ads is based on, among other things, the size of the directory and the frequency and size of the newspaper's circulation. We purchase concession supplies to replace units sold. Although salaries and wages include a fixed component of cost (i.e. the minimum staffing cost to operate a theatre facility during non-peak periods), salaries and wages move in relation to revenues as theatre staffing is adjusted to handle attendance volume.

     Facility lease expense is primarily a fixed cost at the theatre level as our facility leases generally require a fixed monthly minimum rent payment. Facility lease expense as a percentage of revenues is also affected by the number of leased versus fee owned facilities.

     Utilities and other costs include certain costs that are fixed such as property taxes, certain costs which are variable such as liability insurance, and certain costs that possess both fixed and variable components such as utilities, repairs and maintenance and security services.

CRITICAL ACCOUNTING POLICIES

     We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

REVENUE AND EXPENSE RECOGNITION

     Revenues are recognized when admissions and concession sales are received at the box office and screen advertising is shown at the theatres. Film rental costs are accrued based on the applicable box office receipts and either the mutually agreed upon firm terms or estimates of the final settlement depending on the film licensing arrangement. Estimates are made based on the expected success of a film over the length of its run. The success of a film can typically be determined a few weeks after a film is released when initial box office performance of the film is known. Accordingly, final settlements typically approximate estimates since box office receipts are known at the time the estimate is made and the expected success of a film over the length of its run can typically be estimated early in the film's run. The final film settlement amount is negotiated at the conclusion of the film's run based upon how a film actually performs. If actual settlements are higher than those estimated, additional film rental costs are recorded at that time. When participating in co-operative advertising, we share the total advertising costs to promote a film with the film distributor on a negotiated basis and our advertising expenses are presented net of the portion of advertising costs shared with distributors. We recognize advertising costs and any sharing arrangements with film distributors in the same accounting period. Advertising costs borne by us are expensed as incurred.

DEFERRED REVENUES

     Advances collected on long-term screen advertising and concession contracts are recorded as deferred revenues. The advances collected on screen advertising contracts are recognized as other revenues in the period earned based primarily on our attendance counts or screenings depending on the agreements. The period when we recognize revenues may differ from the period when the advance was collected. The advances collected on concession contracts are recognized as a reduction to concession supplies expense in the period earned which may differ from the period the advance was collected.

ASSET IMPAIRMENT LOSS

     We review long-lived assets, including goodwill, for impairment in conjunction with the preparation of our quarterly consolidated financial statements and whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. We assess many factors including the following to determine whether to impair individual theatre assets:

     - actual theatre level cash flow;

     - future years budgeted theatre level cash flow;

     - theatre property and equipment values;

     - goodwill values;

     - competitive theatres in the marketplace;

     - theatre operating cash flows compared to annual long-term lease payments;

     - the sharing of a market with our other theatres;

     - the age of a recently built theatre; and

     - other factors in our assessment of impairment of individual theatre assets.

     Assets are evaluated for impairment on an individual theatre basis or a group of theatres that share the same marketplace, which our management believes is the lowest applicable level for which there are identifiable cash flows. The impairment evaluation is based on the estimated undiscounted cash flows from theatres from continuing use through the remainder of the theatre's useful life. The remainder of the useful life correlates with the available remaining lease period for leased properties and a period of twenty years for fee owned properties. If the estimated undiscounted cash flows are not sufficient to recover an asset's carrying amount, the asset is written down to its estimated fair value. Additional impairment charges may be required in the future if actual future cash flows differ from those we estimate in the impairment evaluation.

RESULTS OF OPERATIONS

     Set forth below is a summary of operating revenues and expenses, certain income statement items expressed as a percentage of revenues, average screen count and revenues per average screen for the three most recent years ended December 31, 2000, 2001 and 2002.

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       2001       2002
                                                              --------   --------   --------
OPERATING DATA (IN MILLIONS)(1):
Revenues:
  Admissions................................................  $  511.3   $  548.9   $  597.4
  Concession................................................     235.7      257.6      292.8
  Other.....................................................      39.3       47.2       49.1
                                                              --------   --------   --------
     Total revenues.........................................  $  786.3   $  853.7   $  939.3
                                                              ========   ========   ========
Cost of operations:
  Film rentals and advertising..............................  $  278.4   $  295.0   $  321.8
  Concession supplies.......................................      42.0       44.9       50.7
  Salaries and wages........................................      86.7       90.8       97.3
  Facility lease expense....................................     108.5      114.7      116.3
  Utilities and other.......................................      97.4      101.3      104.8
                                                              --------   --------   --------
     Total cost of operations...............................  $  613.0   $  646.7   $  690.9
                                                              ========   ========   ========
OPERATING DATA AS A PERCENTAGE OF TOTAL REVENUES(1):
Revenues:
  Admissions................................................      65.0%      64.3%      63.6%
  Concession................................................      30.0       30.2       31.2
  Other.....................................................       5.0        5.5        5.2
                                                              --------   --------   --------
     Total revenues.........................................     100.0      100.0      100.0
Cost of operations:
  Film rentals and advertising(2)...........................      54.4       53.7       53.9
  Concession supplies(2)....................................      17.8       17.4       17.3
  Salaries and wages........................................      11.0       10.6       10.4
  Facility lease expense....................................      13.8       13.4       12.4
  Utilities and other.......................................      12.4       11.9       11.2
     Total cost of operations...............................      77.9       75.8       73.6
General and administrative expenses.........................       5.0        5.0        5.1
Depreciation and amortization...............................       8.4        8.6        7.1
Asset impairment loss.......................................       0.5        2.4        0.4
Loss on sale of assets and other............................       0.1        1.5        0.1
Operating income............................................       8.1        6.7       13.7
Interest expense(3).........................................       9.4        8.3        6.2
Income taxes (benefit)......................................       0.0       (1.7)       3.1
Income (loss) before cumulative effect of an accounting
  change....................................................      (1.3)      (0.5)       4.1
Net income (loss)...........................................      (1.3)      (0.5)       3.8
Average screen count (month end average)....................     2,813      2,954      3,015
                                                              ========   ========   ========
Revenues per average screen.................................  $279,541   $288,961   $311,555
                                                              ========   ========   ========

---------------

(1) Certain reclassifications have been made to the 2000 and 2001 financial statements to conform to the 2002 presentation.

(2) All costs are expressed as a percentage of total revenues, except film rentals and advertising, which are expressed as a percentage of admissions revenues, and concession supplies, which are expressed as a percentage of concession revenues.

(3) Includes amortization of debt issue cost and excludes capitalized interest of $0.6 million and $0.2 million in 2000 and 2001, respectively.

COMPARISON OF YEARS ENDED DECEMBER 31, 2002 AND DECEMBER 31, 2001

     REVENUES. Revenues in 2002 increased to $939.3 million from $853.7 million in 2001, a 10.0% increase. The increase in revenues is primarily attributable to a 12.1% increase in attendance resulting from stronger film product in 2002. Revenues per average screen increased 7.8% to $311,555 for 2002 from $288,961 for 2001.

     COST OF OPERATIONS. Cost of operations, as a percentage of revenues, decreased to 73.6% in 2002 from 75.8% in 2001. The decrease is primarily related to the 10.0% increase in revenues and our ability to effectively control our theatre operating costs (some of which are of a fixed nature). The decrease as a percentage of revenues resulted from a decrease in facility lease expense as a percentage of revenues to 12.4% in 2002 from 13.4% in 2001, a decrease in utilities and other costs as a percentage of revenues to 11.2% in 2002 from 11.9% in 2001, a decrease in salaries and wages as a percentage of revenues to 10.4% in 2002 from 10.6% in 2001, a decrease in concession supplies as a percentage of concession revenues to 17.3% in 2002 from 17.4% in 2001, partially offset by an increase in film rentals and advertising as a percentage of admissions revenues to 53.9% in 2002 from 53.7% in 2001 as a result of stronger film product in 2002.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses, as a percentage of revenues, increased to 5.1% in 2002 from 5.0% in 2001. General and administrative expenses increased to $48.2 million for 2002 from $42.7 million for 2001. The increase is primarily related to the write-off of $3.1 million of legal, accounting and other professional fees and costs associated with our parent company, Cinemark, Inc.'s, proposed initial public offering which was subsequently postponed due to unfavorable market conditions.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization decreased to $66.9 million in 2002 from $73.5 million in 2001. Depreciation and amortization as a percentage of revenues decreased to 7.1% in 2002 from 8.6% in 2001. The decrease is partially related to the January 1, 2002 adoption of Statement of Financial Accounting Standards (the "SFAS") No. 142 which required that goodwill and other intangible assets with indefinite useful lives no longer be amortized. The decrease is also related to a reduction in the depreciable basis of properties and equipment resulting from the devaluation in foreign currencies (primarily in Argentina, Mexico and Brazil) and the decline in new construction.

     ASSET IMPAIRMENT LOSS. We recorded asset impairment charges of $3.9 million in 2002 and $20.7 million in 2001 related to assets held for use. The asset impairment charges recorded in 2002 related to a $0.6 million write-down to fair value of goodwill associated with our Argentina operations, a $0.2 million write-down to fair value of one theatre property associated with our El Salvador operations, a $1.3 million write-down to fair value of one theatre property associated with our Chile operations and a $1.8 million write-down to fair value of two theatre properties and one real estate parcel in the U.S. All of the impairment charges recorded in 2001 were in the U.S. except for a $1.7 million write-down to fair value of one theatre property associated with our Brazil operations. In accordance with SFAS No. 144 and SFAS No. 121, we wrote down these assets to their estimated fair value in 2002 and 2001, respectively.

     LOSS ON SALE OF ASSETS AND OTHER. We recorded a loss on sale of assets and other of $0.5 million in 2002 and $12.4 million in 2001. Included in loss on sale of assets and other in 2001 is a charge of $7.2 million to write down one property to be disposed of in the U.S. to fair value and a charge of $1.5 million to write down one property to be disposed of in Argentina to fair value.

     INTEREST EXPENSE. Interest costs incurred, including amortization of debt issue cost, decreased 18.5% to $57.8 million in 2002 from $70.9 million in 2001. The decrease in interest costs incurred during 2002 was due principally to a decrease in average debt outstanding under our credit facility and the lower interest rates on our variable rate debt facilities.

     INCOME TAXES (BENEFIT). Income tax expense of $29.2 million was recorded in 2002 as compared to an income tax benefit of $14.1 million in 2001. Our effective tax rate for 2002 was 42.8% as compared to 77.8% in 2001. The change in the effective tax rate is mainly due to the recognition of the Mexico deferred tax asset in 2001.

     INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF AN ACCOUNTING CHANGE.  Income
(loss) before cumulative effect of an accounting change increased to $39.0 million for 2002 from $(4.0) million for 2001 primarily as a result of the 10.0% increase in revenues and the decrease in interest expense and depreciation and amortization expense in 2002 in comparison with 2001.

COMPARISON OF YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

     REVENUES. Revenues in 2001 increased to $853.7 million from $786.3 million in 2000, an 8.6% increase. The increase in revenues is primarily attributable to an 11.0% increase in attendance, partially the result of the first full year of operation of the 204 net screens added in 2000 and the net addition of 88 new screens in 2001. Revenues were also positively impacted by an increase in other revenues (primarily screen advertising) of 20.0%. Revenues per average screen increased 3.3% to $288,961 for 2001 from $279,541 for 2000.

     COST OF OPERATIONS. Cost of operations, as a percentage of revenues, decreased to 75.8% in 2001 from 77.9% in 2000. The decrease as a percentage of revenues resulted from a decrease in film rentals and advertising as a percentage of admissions revenues to 53.7% in 2001 from 54.4% in 2000 resulting from reduced advertising and promotion costs, a decrease in concession supplies as a percentage of concession revenues to 17.4% in 2001 from 17.8% in 2000 resulting from lower concession procurement costs and increased concession volume rebates, a decrease in salaries and wages as a percentage of revenues to 10.6% in 2001 from 11.0% in 2000, a decrease in facility lease expense as a percentage of revenues to 13.4% in 2001 from 13.8% in 2000 and a decrease in utilities and other costs as a percentage of revenues to 11.9% in 2001 from 12.4% in 2000.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses, as a percentage of revenues, of 5.0% in 2001 remained consistent with 2000. General and administrative expenses increased to $42.7 million for 2001 from $39.0 million for 2000 due to costs, primarily salaries and wages, associated with our international expansion program and increased accrued bonus expense.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization as a percentage of revenues increased to 8.6% in 2001 from 8.4% in 2000. The increase is primarily related to depreciation on new additions and previously classified construction-in-progress assets that were placed in service in 2001.

     ASSET IMPAIRMENT LOSS. We recorded asset impairment charges of $20.7 million in 2001 and $3.9 million in 2000 pursuant to SFAS No. 121 related to assets held for use. All of the impairment charges recorded in 2001 and 2000 were in the U.S. except for an impairment charge of $1.7 million recorded in Brazil in 2001. In accordance with SFAS No. 121, we wrote down these assets to their estimated fair value.

     LOSS ON SALE OF ASSETS AND OTHER. We recorded a loss on sale of assets and other of $12.4 million in 2001 and $0.9 million in 2000. Included in loss on sale of assets and other in 2001 is a charge of $7.2 million to write down one property to be disposed of in the U.S. to fair value and a charge of $1.5 million to write down one property to be disposed of in Argentina to fair value.

     INTEREST EXPENSE. Interest costs incurred, including amortization of debt issue cost decreased 4.2% to $70.9 million in 2001 from $74.0 million in 2000. The decrease in interest costs incurred during 2001 was due principally to a decrease in average debt outstanding under our credit facility and lower interest rates on our variable rate debt facilities.

     INCOME TAXES (BENEFIT). An income tax benefit of $14.1 million was recorded in 2001 in comparison with income tax expense of $0.3 million in 2000. Our effective tax rate for 2001 increased to 77.8% from (2.5)% in 2000. The change in the effective tax rate was mainly due to inflation adjustments on foreign assets and the benefit for state loss carryforwards.

     LOSS BEFORE CUMULATIVE EFFECT OF AN ACCOUNTING CHANGE. Loss before cumulative effect of an accounting change decreased to $4.0 million for 2001 from $10.4 million for 2000 primarily due to the income tax benefit recorded in 2001.

INFLATION AND FOREIGN CURRENCY

     We export from the U.S. certain of the equipment and construction interior finish items and other operating supplies used by our international subsidiaries. Principally all the revenues and operating expenses of our international subsidiaries are transacted in the country's local currency.

     Generally accepted accounting principles in the U.S. require that our subsidiaries use the currency of the primary economic environment in which they operate as their functional currency. If our subsidiary operates in a highly inflationary economy, generally accepted accounting principles in the U.S. require that the U.S. dollar be used as the functional currency for the subsidiary. We must report foreign currency fluctuations as foreign currency exchange gains (losses) or cumulative foreign currency translation adjustments relating to our international subsidiaries depending on the inflationary environment of the country in which the subsidiary operates.

     The accumulated other comprehensive loss account in shareholder's equity of $89,793,460 and $55,541,300 at December 31, 2002 and December 31, 2001,
respectively, primarily relates to the cumulative foreign currency adjustments from translating the financial statements of Cinemark Argentina, S.A., Cinemark Brasil S.A. and Cinemark de Mexico, S.A. de C.V. into U.S. dollars.

     For the first eight months of 2000, we were required to utilize the U.S. dollar as the functional currency of Cinemark del Ecuador, S.A. for U.S. reporting purposes in place of the sucre due to the highly inflationary economy of Ecuador. Thus, devaluations in the sucre during the first eight months of 2000 that affected our investment in Ecuador were charged to foreign currency exchange gain (loss) rather than to the accumulated other comprehensive loss account as a reduction of shareholder's equity. A foreign currency exchange gain of $32,300 was recognized in 2000 and is included in other income (expense). In September 2000, the country of Ecuador officially switched to the U.S. dollar as its official currency, thereby eliminating any foreign currency exchange gain
(loss) from operations in Ecuador on a going forward basis. At December 31, 2002, the total assets of Cinemark del Ecuador, S.A. were approximately US $4 million.

     For the majority of 2001, Argentina utilized the peso as its functional currency with it pegged at a rate of 1.0 peso to the U.S. dollar. As a result of economic turmoil which began in December 2001, the Argentine government announced several restrictions on currency conversions and transfers of funds abroad in early January 2002. The Argentine government ended the peso-dollar parity regime and established a dual exchange rate system, with a "commercial rate" and a "market rate". The commercial rate of 1.4 pesos to the U.S. dollar was to be utilized to settle all exports and certain essential imports. The market rate traded for the first time on January 11, 2002 and closed at a rate of 1.7 pesos to the U.S. dollar. As a result, the effect of translating the December 31, 2001 peso balances for assets and liabilities into U.S. dollars at the first known free-floating market rate as of January 11, 2002 (1.7 pesos to the U.S. dollar) is reflected as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as a reduction of shareholder's equity of approximately $19 million at December 31, 2001. Income and expense accounts from January through November 2001 were converted into U.S. dollars at the exchange rate of 1.0 peso to the U.S. dollar and income and expense accounts in December 2001 were converted into U.S. dollars at the rate of 1.7 pesos to the U.S. dollar. On January 14, 2002, the Argentine government unified the commercial rate and the market rate into one floating rate which is presently in use. At December 31, 2002, the floating rate was 3.4 pesos to the U.S. dollar. As a result, the effect of translating the 2002 Argentine financial statements into U.S. dollars was approximately $13 million which is reflected as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as an additional reduction of shareholder's equity. At December 31, 2002, the total assets of Cinemark Argentina, S.A. were approximately U.S. $14 million.

     On December 31, 2002, the exchange rate for the Brazilian real was 3.5 reais to the U.S. dollar (the exchange rate was 2.3 reais to the U.S. dollar at December 31, 2001). As a result, the effect of translating the 2002 Brazilian financial statements into U.S. dollars is reflected as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as an additional reduction of shareholder's equity of approximately $9 million at December 31, 2002. At December 31, 2002, the total assets of Cinemark Brasil S.A. were approximately U.S. $47 million.

     On December 31, 2002, the exchange rate for the Mexican peso was 10.4 pesos to the U.S. dollar (the exchange rate was 9.2 pesos to the U.S. dollar at December 31, 2001). As a result, the effect of translating the 2002 Mexican financial statements into U.S. dollars is reflected as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as an additional reduction of shareholder's equity of approximately $10.5 million at December 31, 2002. At December 31, 2002, the total assets of Cinemark de Mexico, S.A. de C.V. were approximately U.S. $88 million.

     In 2001 and 2002, all foreign countries where we have operations, including Argentina, Brazil, Mexico and Ecuador were deemed non-highly inflationary. Thus, any fluctuation in the currency results in our recording a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as an increase or reduction to shareholder's equity.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

     We primarily collect our revenues in cash, mainly through box office receipts and the sale of concession supplies. We are expanding the number of theatres that provide the patron a choice of using a credit card, in place of cash, which we convert to cash in approximately three to four days. Because our revenues are received in cash prior to the payment of related expenses, we have an operating "float" and historically have not required traditional working capital financing. We typically operate with a negative working capital position for our ongoing theatre operations throughout the year, primarily because of the lack of significant inventory and accounts receivable. Cash flow provided by operating activities, as reflected in the Consolidated Statements of Cash Flows, amounted to $54.8 million, $87.1 million and $150.1 million in 2000, 2001 and 2002, respectively.

INVESTING ACTIVITIES

     Our investing activities have been principally related to the development and acquisition of additional theatres. New theatre openings and acquisitions historically have been financed with internally generated cash and by debt financing, including borrowings under our credit facility. Cash flow used for investing activities, as reflected in the Consolidated Statements of Cash Flows, amounted to $94.9 million, $33.8 million and $34.7 million in 2000, 2001 and 2002, respectively.

     We are continuing to expand our U.S. theatre circuit. In 2002, we opened two new theatres with a total of 16 screens. As of March 31, 2003, we have signed commitments for eight new theatres with 100 screens and a five screen expansion to an existing theatre scheduled to open in the U.S. in 2003 and thereafter. We estimate the remaining capital expenditures for the development of these 105 screens in the U.S. will be approximately $35 million. Actual expenditures for continued theatre development and acquisitions are subject to change based upon the availability of attractive opportunities. We plan to fund capital expenditures for our continued development from cash flow from operations, borrowings under our credit facility, subordinated note borrowings, proceeds from sale leaseback transactions and/or sales of excess real estate. Additionally, we may from time to time, subject to compliance with our debt instruments, purchase on the open market our debt securities depending upon the availability and prices of such securities.

     We are also continuing to expand our international theatre circuit. In 2002, we opened five new theatres with 42 screens and added two additional screens to an existing theatre. During the three month period ended March 31, 2003, we added two screens to an existing theatre. As of March 31, 2003, we have five new theatres with 32 screens scheduled to open in international markets in 2003 and thereafter. We estimate the remaining capital expenditures for the development of these 32 screens in international markets will be approximately $15 million. Actual expenditures for continued theatre development and acquisitions are subject to change based upon the availability of attractive opportunities. We anticipate that investments in excess of available cash will be funded by us or by debt or equity financing to be provided by third parties directly to our subsidiaries.

FINANCING ACTIVITIES

     Cash flow provided by (used for) financing activities amounted to $51.3 million, $(21.5) million and $(96.1) million in 2000, 2001 and 2002, respectively.

     As of December 31, 2002, our long-term debt obligations, capital lease obligations and future minimum lease obligations under non-cancelable operating leases for each period indicated are summarized as follows:

                             PAYMENTS DUE BY PERIOD

                                                    LESS THAN    1-3      4-5      AFTER
CONTRACTUAL OBLIGATIONS                   TOTAL      1 YEAR     YEARS    YEARS    5 YEARS
-----------------------                  --------   ---------   ------   ------   -------
                                                          (IN MILLIONS)
Long-term debt.........................  $  692.6    $ 30.2     $260.3   $ 21.9   $380.2
Capital lease obligations..............       0.2       0.2         --       --       --
Operating lease obligations............   1,461.2     100.0      207.0    206.7    947.5

     As of December 31, 2002, we were in full compliance with all agreements governing our outstanding debt.

NEW SENIOR SUBORDINATED NOTES ISSUANCE

     On February 11, 2003, we issued $150 million of 9% Senior Subordinated Notes due 2013, which are referred to elsewhere herein as the "initial notes". Interest is payable on February 1 and August 1 of each year, beginning on August 1, 2003. The notes will mature on February 1, 2013. The net proceeds of $145.9 million from the issuance of the 9% Senior Subordinated Notes were used to repay a portion of our then existing credit facility.

     We may redeem all or part of the notes on or after February 1, 2008. Prior to February 1, 2006, we may redeem up to 35% of the aggregate principal amount of the notes from the proceeds of certain equity offerings.

     The notes are general, unsecured obligations, are subordinated to our senior debt, and rank pari passu with our existing senior subordinated debt. The notes are guaranteed by certain of our domestic subsidiaries. The guarantees are subordinated to the senior debt of the subsidiary guarantors and rank pari passu with the other senior subordinated debt of our guarantor subsidiaries. The notes are effectively subordinated to the indebtedness and other liabilities of the Company's non-guarantor subsidiaries.

     We and our subsidiary guarantors have agreed to file a registration statement with the Securities and Exchange Commission relating to an offer to exchange the notes for publicly tradeable notes having substantially identical terms. This registration statement is being filed to satisfy that obligation. In addition, we may be required to file a shelf registration statement covering resales of the notes by holders of the notes. The notes are eligible for trading in the Private Offering, Resales and Trading Automatic Linkages (PORTAL(SM)) Market.

     On April 18, 2003, we made an offer to purchase up to $240 million of our outstanding $200 million 9 5/8% Series B Senior Subordinated Notes due 2008 and $75 million 9 5/8% Series D Senior Subordinated Notes due 2008. The net proceeds of an additional issuance of 9% Senior Subordinated Notes due 2013 and additional borrowings under our new credit facility will be used to fund such purchase.

SENIOR SUBORDINATED NOTES

     As of March 31, 2003, we have outstanding four issues of senior subordinated notes: (1) $200 million in 9 5/8% Series B Senior Subordinated Notes due 2008; (2) $75 million in 9 5/8% Series D Senior Subordinated Notes due 2008; (3) $105 million in 8 1/2% Series B Senior Subordinated Notes due 2008; and (4) the initial notes that are the subject of this exchange offer, consisting of $150 million in 9% Senior Subordinated Notes due 2013. Interest in each issue is payable semi-annually on February 1 and August 1 of each year.

     The indentures governing the senior subordinated notes contain covenants that limit, among other things, dividends, transactions with affiliates, investments, sale of assets, mergers, repurchases of our capital stock, liens and additional indebtedness. Upon a change of control, we would be required to make an offer to repurchase the senior subordinated notes at a price equal to 101% of the principal amount outstanding plus accrued and unpaid interest through the date of repurchase. The indentures governing the senior subordinated notes allow us to incur additional indebtedness if we satisfy the coverage ratio specified in each indenture, after giving effect to the incurrence of the additional indebtedness, and in certain other circumstances.

     The senior subordinated notes are general unsecured obligations subordinated in right of payment to the senior credit facility or other senior indebtedness. Generally, if we are in default under the senior credit facility and other senior indebtedness, we would not be allowed to make payments on the senior subordinated notes until the defaults have been cured or waived. If we fail to make any payments when due or within the applicable grace period, we would be in default under the indentures governing the senior subordinated notes.

     The senior subordinated notes due 2013 are guaranteed by certain of our domestic subsidiaries on a senior subordinated basis.

NEW SENIOR SECURED CREDIT FACILITY

     On February 14, 2003, we entered into a new senior secured credit facility consisting of a $75 million revolving credit line and a $125 million term loan with Lehman Commercial Paper Inc. for itself and as administrative agent for a syndicate of lenders. The new credit facility provides for incremental term loans of up to $100 million. The new credit facility is guaranteed by the guarantors of the senior subordinated notes and is secured by mortgages on certain fee and leasehold properties and security interests on certain personal and intangible property, including without limitation, pledges of all of the capital stock of certain domestic subsidiaries and 65% of the voting stock of certain of our foreign subsidiaries.

     We used the initial borrowings under the new credit facility, together with the proceeds from the issuance of our initial notes, to repay in full the then existing credit facility and the existing Cinema Properties, Inc. term loan facility.

     Borrowings under the revolving credit line bear interest, at our option, at: (A) a margin of 2.00% per annum plus a "base rate" equal to the higher of
(i) the prime lending rate as set forth on the British Banking Association Telerate page 5 or (ii) the federal funds effective rate from time to time plus 0.50%, or (B) a "eurodollar rate" equal to the rate at which eurodollar deposits are offered in the interbank eurodollar market for terms of one, two, three or six, or (if available to all lenders in their sole discretion) nine or twelve months, as selected by us, plus a margin of 3.00% per annum. After the closing date, the margin applicable to base rate loans will range from 1.25% per annum to 2.00% per annum and the margin applicable to eurodollar rate loans will range from 2.25% per annum to 3.00% per annum based upon our achieving certain ratios of debt to consolidated EBITDA (as defined in the new credit facility).

     The term loan bears interest, at our option, at (A) the base rate plus a margin of 1.75% or (B) the eurodollar rate plus a margin of 2.75%.

     The term of the revolving credit line is five years. The term loan matures on March 31, 2008, or March 31, 2009, if the maturity of our existing senior subordinated debt due on August 2008 is extended beyond September 30, 2009.

     Under the new credit facility, we are required to maintain specified levels of fixed charge coverage and set limitations on our leverage ratios. We are limited in our ability to pay dividends and in our ability to incur additional indebtedness and liens and, following the issuance of certain types of indebtedness or the disposition of assets, subject to certain exceptions, we would be required to apply certain of the proceeds to repay amounts outstanding under the credit facility. The new credit facility also contains certain other covenants and restrictions customary in credit agreements of this kind.

CINEMARK USA REVOLVING CREDIT FACILITY

     In February 1998, we entered into a reducing revolving credit facility with a group of banks for which Bank of America, N.A. acts as administrative agent. The credit facility provided for an initial commitment of $350 million which is automatically reduced each quarter by 2.5%, 3.75%, 5.0%, 6.25% and 6.25% of the aggregate $350 million in 2001, 2002, 2003, 2004 and 2005, respectively, until maturity in 2006. As of December 31, 2002, the aggregate commitment available to us is $262.5 million. Borrowings under the credit facility are secured by a pledge of all of the stock of Cinemark USA, Inc. and 65% of the stock of our Mexican subsidiaries and by guarantees from material subsidiaries. The credit facility required us to maintain certain financial ratios; restricts the payment of dividends, payment of subordinated debt prior to maturity and issuance of preferred stock and other indebtedness; and contains other restrictive covenants typical for agreements of this type. Funds borrowed pursuant to the credit facility bear interest at a rate per annum equal to the Offshore Rate or the Base Rate, as the case may be, plus the Applicable Margin (as defined in the credit facility). As of December 31, 2002, we had $189 million outstanding under the credit facility and the effective interest rate on such borrowings was 2.8% per annum. We prepaid a portion of the indebtedness outstanding under the credit facility on February 11, 2003 with the net proceeds of our new senior subordinated notes issuance. The credit facility was repaid in full on February 14, 2003 from the net proceeds of our new senior secured credit facility entered into with Lehman Commercial Paper, Inc. for itself and as administrative agent for a syndicate of lenders.

CINEMARK MEXICO REVOLVING CREDIT FACILITY

     In November 1998, Cinemark Mexico (USA), Inc. executed a credit agreement with Bank of America National Trust and Savings Association (the "Cinemark Mexico Credit Agreement"). The Cinemark Mexico Credit Agreement is a revolving credit facility and provides for a loan to Cinemark Mexico of up to $30 million in the aggregate. The Cinemark Mexico Credit Agreement is secured by a pledge of 65% of the stock of Cinemark de Mexico, S.A. de C.V. and Cinemark Holdings Mexico S. de R.L. de C.V. and an unconditional guarantee by us. Pursuant to the terms of the Cinemark Mexico Credit Agreement, funds borrowed bear interest at a rate per annum equal to the Offshore Rate or the Base Rate, as the case may be, plus the Applicable Margin (as defined in the Cinemark Mexico Credit Agreement). Cinemark Mexico was required to make principal payments of $0.5 million in each of the third and fourth quarters of 2001, $1.5 million per quarter in 2002 with the remaining principal outstanding of $23 million due in January 2003. As of December 31, 2002, $23 million was outstanding under the Cinemark Mexico Credit Agreement and the effective interest rate on such borrowing was 4.3% per annum. On January 15, 2003, the Cinemark Mexico Credit Agreement was paid in full.

CINEMA PROPERTIES TERM LOAN

     In December 2000, Cinema Properties, Inc., a wholly owned subsidiary that was not subject to restrictions imposed by the credit facility or the indentures governing the senior subordinated notes, borrowed a $77 million 3-year term loan from Lehman Brothers Bank, FSB (the "Cinema Properties Facility"), which originally matured on December 31, 2003. In 2002, the Cinema Properties facility was amended, which among other things, extended the maturity date one year to December 31, 2004 and eliminated the lender's discretionary right to require Cinema Properties, Inc. to make $1.5 million principal payments in the third and fourth quarters of 2002. Cinema Properties, Inc. had the unilateral ability to further extend the maturity date two times for one year each by paying extension fees of 1.5% and 3.0% of the outstanding borrowing, respectively, if certain interest coverage ratios were met and no event of default had occurred and was continuing. Funds borrowed pursuant to the Cinema Properties Facility bear interest at a rate per annum equal to LIBOR plus 5.75%. Borrowings were secured by, among other things, a mortgage placed on six of Cinema Properties, Inc.'s theatres and certain equipment leases. The Cinema Properties Facility required Cinema Properties, Inc. to comply with certain interest coverage ratios and contained other restrictive covenants typical for agreements of this type. Cinema Properties, Inc. had a separate legal existence, separate assets, separate creditors and separate financial statements from the Company's other entities. The assets of Cinema Properties, Inc. were not available to satisfy the debts of any of the Company's other consolidated entities.

Cinema Properties, Inc. also purchased from Lehman Brothers Derivative Products Inc. an Interest Rate Cap Agreement with a notional amount equal to $77 million with a five year term and a strike rate equal to the excess of three month LIBOR over the strike price of 6.58%. As of December 31, 2002, $77 million was outstanding under the Cinema Properties Facility and the effective interest rate on such borrowing was 7.2% per annum. The Cinema Properties Facility was repaid in full on February 14, 2003, from the net proceeds of our new senior secured credit facility entered into with Lehman Commercial Paper, Inc. for itself and as administrative agent for a syndicate of lenders. Simultaneously with such repayment, Cinema Properties, Inc. and its shareholders were merged with and into us.

CINEMARK BRASIL NOTES PAYABLE

     Cinemark Brasil S.A. currently has four main types of funding sources executed with local and international banks. These include:

          (1) BNDES (Banco Nacional de Desenvolvimento Economico e Social (the Brazilian National Development Bank)) credit line in the U.S. dollar equivalent in Brazilian reais of US$3.1 million executed in October 1999 with a term of 5 years (with a nine month grace period) and accruing interest at a BNDES basket rate, which is a multiple currency rate based on the rate at which the bank borrows, plus a spread amounting to 14.5%;

          (2) BNDES credit line in the U.S. dollar equivalent in Brazilian reais of US$1.5 million executed in November 2001 with a term of 5 years (with a one year grace period) and accruing interest at a BNDES basket rate plus a spread amounting to 13.8%;

          (3) Import financing executed with several banks from April 2001 through February 2002 in the amount of US$2.7 million with a term of 360 to 365 days and accruing interest at an average rate of 10.6% per annum; and

          (4) Project developer financing executed with two engineering companies in September 2000 in the amount of US$1.8 million with a term of 5 years (with a nine month grace period) and accruing interest at a rate of TJLP+5% (Taxa de Juros de Longo Prazo (a long term interest rate published by the Brazilian government)).

     These sources are secured by a variety of instruments, including comfort letters from Cinemark International, promissory notes for up to 130% of the value, a revenue reserve account and equipment collateral. As of December 31, 2002, an aggregate of US$8.0 million was outstanding and the average effective interest rate on such borrowings was 13.1% per annum.

CINEMARK BRASIL EQUITY FINANCING

     During 2001, Cinemark Brasil S.A. received additional capital from its Brazilian shareholders in an aggregate amount equal to the approximate U.S. dollar equivalent in Brazilian reais of $11.0 million in exchange for shares of common stock of Cinemark Brasil S.A. The contributions were made in July in the aggregate amount of $5.0 million and in November in the aggregate amount of $6.0 million. The additional capital is being used to fund development in Brazil and to reduce Cinemark Brasil S.A.'s outstanding indebtedness. After giving effect to the additional issuance of common stock, Cinemark International's ownership interest was diluted to approximately 53%. As part of the additional capitalization, we agreed to give its Brazilian partners an option to exchange shares they own in Cinemark Brasil S.A. for shares of the class of our common stock of Cinemark, Inc., our parent corporation, to be registered under the Securities Act in an initial public offering occurring any time prior to December 31, 2007. We have given notice to our Brazilian partners that Cinemark, Inc. has filed a Registration Statement on Form S-1 with the SEC, and certain of our Brazilian partners may exercise their option if an initial public offering is consummated. If Cinemark, Inc.'s initial public offering is completed, the Brazilian partners which receive shares of Cinemark, Inc. pursuant to the exchange will have piggy-back registration rights in connection with any future registered public offerings of Cinemark, Inc. common stock.

CINEMARK CHILE NOTES PAYABLE

     On March 26, 2002, Cinemark Chile S.A. entered into a Debt Acknowledgment, Rescheduling and Joint Guarantee and Co-Debt Agreement with Scotiabank Sud Americano and three local banks. Under this agreement, Cinemark Chile S.A. borrowed the U.S. dollar equivalent of approximately $10.6 million in Chilean pesos (adjusted for inflation pursuant to the Unidades de Fomento). Cinemark Chile S.A. is required to make 24 equal quarterly installments of principal plus accrued and unpaid interest, commencing March 27, 2002. The indebtedness is secured by a first priority commercial pledge of the shares of Cinemark Chile S.A., a chattel mortgage over Cinemark Chile's personal property and by guarantees issued by Cinemark International, L.L.C. and Chile Films S.A., whose owners are shareholders of Cinemark Chile S.A. The agreement requires Cinemark Chile S.A. to maintain certain financial ratios and contains other restrictive covenants typical for agreements of this type such as a limitation on dividends. Funds borrowed under this agreement bear interest at the 90 day TAB Banking rate (360 day TAB Banking rate with respect to one of the four banks) as published by the Association of Banks and Financial Institutions Act plus 2%. As of December 31, 2002, $8.4 million was outstanding under this agreement and the effective interest rate on such borrowing was 6.0% per annum.

CINEMARK INVESTMENTS REVOLVING CREDIT FACILITY

     In September 1998, Cinemark Investments Corporation borrowed $20 million under the Cinemark Investments Credit Agreement, the proceeds of which were used to purchase fixed rate notes issued by Cinemark Brasil S.A. which currently bear interest at 14.0%. In September 2001, Cinemark Investments Corporation repaid the $20 million Cinemark Investments Credit Agreement at maturity.

CREDIT RATINGS

     In August 2000, Standard & Poor's lowered the rating on our 9 5/8% and
8 1/2% senior subordinated notes due 2008 from B to B-, and in December 2000, Moody's Investor Services lowered the rating on these notes from B2 to Caa2. In August 2002, Standard & Poor's assigned a stable rating to us. In conjunction with this rating, our corporate rating was assigned a B+ rating and our 9 5/8% and 8 1/2% senior subordinated notes due 2008 were assigned a B- rating. On January 31, 2003, Standard & Poor's revised its outlook on us from stable to positive and assigned a BB- rating to our new senior secured credit facility and a B- rating to the senior subordinated notes due 2013. On the same day, Moody's Investor Services upgraded its rating on our 9 5/8% and 8 1/2% senior subordinated notes due 2008 from Caa2 to B3 and assigned a Ba3 rating to our new senior secured credit facility and a B3 rating to the senior subordinated notes due 2013. On April 25, 2003, Standard & Poor's assigned a B- rating to the new 9% notes.

NEW ACCOUNTING PRONOUNCEMENTS

     On January 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". This statement requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually.

     Our goodwill at December 31, 2001 was as follows:

                                               GROSS CARRYING   ACCUMULATED    NET GOODWILL
GOODWILL                                           AMOUNT       AMORTIZATION      AMOUNT
--------                                       --------------   ------------   ------------
U.S. Operations..............................   $ 9,313,165     $(4,004,427)   $ 5,308,738
Argentina operations.........................     5,162,418        (893,308)     4,269,110
Chile operations.............................     3,663,883        (732,777)     2,931,106
Peru operations..............................     3,270,000        (654,000)     2,616,000
                                                -----------     -----------    -----------
                                                $21,409,466     $(6,284,512)   $15,124,954
                                                ===========     ===========    ===========

     The adoption of this accounting pronouncement resulted in the aggregate write down of goodwill to fair value as a cumulative effect of a change in accounting principle on January 1, 2002 as follows:

U.S. Operations.............................................  $   27,226
Argentina operations........................................   3,298,385
                                                              ----------
                                                              $3,325,611
                                                              ==========

     We have recorded an additional impairment of goodwill in the amount of $558,398 for the year ended December 31, 2002 (recorded as a component of asset impairment loss in the statement of operations). The additional impairment of goodwill relates to a further write-down of goodwill to fair value associated with our Argentina operations which continue to be impacted by the economic turmoil in the country. Fair value for this goodwill reporting unit was estimated based on a multiple of estimated cash flows for each of the individual Argentina properties.

     We have also recorded foreign currency translation adjustments of $204,330, $231,155 and $53,616 in Argentina, Chile and Peru, respectively, to write-down goodwill in 2002. No additional goodwill was acquired in the year ended December 31, 2002.

     Our other intangible assets (included in deferred charges and other on the balance sheet) at December 31, 2001 were as follows:

                                                GROSS CARRYING   ACCUMULATED    NET INTANGIBLE
OTHER INTANGIBLE ASSETS                             AMOUNT       AMORTIZATION    ASSET AMOUNT
-----------------------                         --------------   ------------   --------------
Capitalized licensing fees....................    $9,000,000      $(566,666)      $8,433,334
Trademarks....................................       147,919        (83,751)          64,168
Non-compete fee...............................        72,403        (64,876)           7,527
Other intangible assets.......................       169,116       (152,953)          16,163
                                                  ----------      ---------       ----------
                                                  $9,389,438      $(868,246)      $8,521,192
                                                  ==========      =========       ==========

     The adoption of this accounting pronouncement resulted in the aggregate write down of other intangible assets with indefinite useful lives to fair value as a cumulative effect of a change in accounting principle on January 1, 2002 as follows:

Trademarks..................................................  $64,168
                                                              -------
                                                              $64,168
                                                              =======

     Our capitalized licensing fees have definite useful lives and thus are continuing to be amortized over their remaining useful lives. Our other intangible assets have indefinite useful lives remaining but were not written down on January 1, 2002 since they are recorded at or below their fair value.

     Our other intangible assets at December 31, 2002 are as follows:

                                               GROSS CARRYING   ACCUMULATED    NET INTANGIBLE
OTHER INTANGIBLE ASSETS                            AMOUNT       AMORTIZATION    ASSET AMOUNT
-----------------------                        --------------   ------------   --------------
Amortized Intangible Assets:
  Capitalized licensing fees.................    $9,000,000     $(1,066,667)     $7,933,333
  Non-compete fee............................        72,403         (72,403)             --
                                                 ----------     -----------      ----------
                                                 $9,072,403     $(1,139,070)     $7,933,333
                                                 ==========     ===========      ==========
Unamortized Intangible Assets:
  Trademarks.................................    $  147,919     $  (147,919)     $       --
  Other intangible assets....................       169,116        (152,953)         16,163
                                                 ----------     -----------      ----------
                                                 $  317,035     $  (300,872)     $   16,163
                                                 ==========     ===========      ==========
Aggregate Amortization Expense:
  For the year ended December 31, 2002.......    $  761,232
                                                 ==========

     Aggregate amortization expense for the year ended December 31, 2002 consists of $507,528 of amortization of other intangible assets and $253,704 of amortization of other assets (both of which are included in deferred charges and other on the balance sheet).

ESTIMATED AMORTIZATION EXPENSE OF OTHER INTANGIBLE ASSETS:
----------------------------------------------------------
For the year ended December 31, 2003........................   $500,000
For the year ended December 31, 2004........................    500,000
For the year ended December 31, 2005........................    500,000
For the year ended December 31, 2006........................    500,000
For the year ended December 31, 2007........................    500,000

     The impact on net income (loss) and earnings (loss) per share related to the adoption of this accounting pronouncement is as follows:

                                                       YEAR ENDED DECEMBER 31,
                                               ----------------------------------------
                                                   2000          2001          2002
                                               ------------   -----------   -----------
Income (loss) before cumulative effect of an
  accounting change..........................  $(10,423,085)  $(4,021,268)  $38,966,803
  Add back: Goodwill amortization............     1,792,975     1,701,786            --
  Add back: Other intangible asset
     amortization............................        33,527        33,528            --
                                               ------------   -----------   -----------
  Adjusted net income (loss).................  $ (8,596,583)  $(2,285,954)  $38,966,803
                                               ============   ===========   ===========
Basic/diluted earnings (loss) before
  cumulative effect of an accounting change
  per share:
  Reported income (loss).....................  $     (58.30)  $    (22.40)  $    211.61
  Add back: Goodwill amortization............         10.03          9.48            --
  Add back: Other intangible asset
     amortization............................          0.18          0.19            --
                                               ------------   -----------   -----------
  Adjusted income (loss).....................  $     (48.09)  $    (12.73)  $    211.61
                                               ============   ===========   ===========

     In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement requires, among other things, that gains and losses on the early extinguishment of debt be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in Accounting Principles Board Opinion No. 30. The provisions of this statement related to classification of gains and losses on the early extinguishment of debt are effective for fiscal years beginning after May 15, 2002. This statement became effective for us on January 1, 2003. We believe the adoption of this statement will not have a material impact on the consolidated financial statements.

     In September 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. This statement became effective for us on January 1, 2003. The adoption of this statement had no impact on the consolidated financial statements.

     In November 2002, the Financial Accounting Standards Board issued Interpretation Number 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002.

     In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This statement also amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. See note 13 of our Notes to Consolidated Financial Statements for the required disclosures about the effects of stock-based compensation on reported net income.

CONTINUING STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements" based on our current expectations, assumptions, estimates and projections about our and our subsidiaries' business and industry. We intend that this prospectus be governed by the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995 (the "PSLR Act") with respect to statements that may be deemed to be forward-looking statements under the PSLR Act. They include statements relating to:

     - future revenues, expenses and profitability;

     - the future development and expected growth of our business;

     - projected capital expenditures;

     - attendance at movies generally, or in any of the markets in which we operate, the number or diversity of popular movies released or our ability to successfully license and exhibit popular films;

     - competition from other exhibitors; and

     - determinations in lawsuits in which we are a defendant.

     You can identify forward-looking statements by the use of words such as "may," "should," "will," "could," "estimates," "predicts," "potential," "continue," "anticipates," "believes," "plans," "expects," "future" and "intends" and similar expressions which are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. In evaluating these forward-looking statements, you should carefully consider the risks and uncertainties described in this prospectus. These forward-looking statements reflect our view only as of the date of this prospectus. Actual results could differ materially from those indicated by such forward-looking statements due to a number of factors. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement. We undertake no current obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We have exposure to financial market risks, including changes in interest rates, foreign currency exchange rates and other relevant market prices.

INTEREST RATE RISK

     An increase or decrease in interest rates would affect interest costs relating to our variable rate debt facilities. We and our subsidiaries are currently parties to such variable rate debt facilities. At December 31, 2002, there was an aggregate of approximately $312 million of variable rate debt outstanding under these facilities. These facilities represent approximately 45% of our outstanding long-term debt. Changes in interest rates do not have a direct impact on interest expense relating to the remaining fixed rate debt facilities.

     The tables below provide information about our fixed rate and variable rate long-term debt agreements as of December 31, 2002 on an actual basis, as of December 31, 2002 adjusted for the new senior subordinated notes issuance and the initial borrowings under our new senior secured credit facility and as of December 31, 2001, on an actual basis:

                                          EXPECTED MATURITY DATE AS OF DECEMBER 31, 2002 ON AN ACTUAL BASIS
                       --------------------------------------------------------------------------------------------------------
                       DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,                           FAIR
                           2003           2004           2005           2006           2007       THEREAFTER   TOTAL     VALUE
                       ------------   ------------   ------------   ------------   ------------   ----------   ------    ------
                                                                    (IN MILLIONS)
Long-term debt:
Fixed rate...........     $ 0.1          $   --         $ 0.1          $  --           $ --         $380.2     $380.4    $393.8
  Average interest
    rate.............                                                                                             9.3%
Variable rate........     $30.1          $165.6         $94.6          $19.9           $2.0         $   --     $312.2    $324.1
  Average interest
    rate.............                                                                                             4.4%
Total debt...........     $30.2          $165.6         $94.7          $19.9           $2.0         $380.2     $692.6    $717.9

                                         EXPECTED MATURITY DATE AS OF DECEMBER 31, 2002 ON AN ADJUSTED BASIS
                       --------------------------------------------------------------------------------------------------------
                       DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,                           FAIR
                           2003           2004           2005           2006           2007       THEREAFTER   TOTAL     VALUE
                       ------------   ------------   ------------   ------------   ------------   ----------   ------    ------
                                                                    (IN MILLIONS)
Long-term debt:
Fixed rate...........     $  --           $0.1           $ --           $0.1          $  --         $530.2     $530.4    $552.0
  Average interest
    rate.............                                                                                             9.2%
Variable rate........     $31.1           $5.8           $8.4           $3.6          $92.3         $ 21.0     $162.2    $169.3
  Average interest
    rate.............                                                                                             5.1%
Total debt...........     $31.1           $5.9           $8.4           $3.7          $92.3         $551.2     $692.6    $721.3

                                          EXPECTED MATURITY DATE AS OF DECEMBER 31, 2001 ON AN ACTUAL BASIS
                       --------------------------------------------------------------------------------------------------------
                       DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,                           FAIR
                           2002           2003           2004           2005           2006       THEREAFTER   TOTAL     VALUE
                       ------------   ------------   ------------   ------------   ------------   ----------   ------    ------
                                                                    (IN MILLIONS)
Long-term debt:
Fixed rate...........     $  --          $  0.1         $ 0.1          $ 0.1          $  --         $380.2     $380.5    $395.3
  Average interest
    rate.............                                                                                             9.3%
Variable rate........     $21.8          $173.2         $91.3          $95.6          $18.3         $  0.3     $400.5    $405.0
  Average interest
    rate.............                                                                                             5.5%
Total debt...........     $21.8          $173.3         $91.4          $95.7          $18.3         $380.5     $781.0    $800.3

     In December 2000, Cinema Properties, Inc., one of our wholly-owned subsidiaries entered into the Cinema Properties Facility. Pursuant to the terms of the Cinema Properties Facility, funds borrowed bear interest at a rate per annum equal to LIBOR plus 5.75%. As part of the Cinema Properties Facility, in order to hedge against future changes in interest rates, Cinema Properties, Inc. purchased from Lehman Brothers Derivative Products Inc. an Interest Rate Cap Agreement with a notional amount equal to $77 million with a five year term and a strike rate equal to the excess of three month LIBOR over the strike price of 6.58%. Three month LIBOR as of the date of closing was 6.58%. At December 31, 2002 and December 31, 2001, the interest rate cap agreement is recorded at its fair value of $0.1 million and $1.1 million, respectively. On February 14, 2003, we repaid in full the Cinema Properties Facility. We do not have any additional derivative financial instruments in place as of December 31, 2002 that would have a material effect on our financial position, results of operations and cash flows.

FOREIGN CURRENCY EXCHANGE RATE RISK

     We are also exposed to market risk arising from changes in foreign currency exchange rates as a result of our international operations. Generally accepted accounting principles in the U.S. require that our subsidiaries use the currency of the primary economic environment in which they operate as their functional currency. If our subsidiaries operate in a highly inflationary economy, generally accepted accounting principles in the U.S. require that the U.S. dollar be used as the functional currency for the subsidiary. Currency fluctuations result in us reporting exchange gains (losses) or foreign currency translation adjustments relating to our international subsidiaries depending on the inflationary environment of the country in which we operate. Based upon our equity ownership in our international subsidiaries as of December 31, 2002, holding everything else constant, a 10% immediate unfavorable change in each of the foreign currency exchange rates to which we are exposed would decrease the net fair value of our investments in our international subsidiaries by approximately $5 million.

                                    BUSINESS

     We are one of the leaders in the motion picture exhibition industry, in terms of both revenues and number of screens in operation. We were founded in 1987 by our Chairman and Chief Executive Officer, Lee Roy Mitchell, and have grown primarily through targeted new theatre development. We operated 3,031 screens in 280 theatres as of December 31, 2002. For the year ended December 31, 2002, we had revenues of $939.3 million, operating income of $128.9 million and net income of $35.6 million. Net income for the year ended December 31, 2002 includes a non-recurring write-off of $3.1 million of fees (before tax) associated with the proposed initial public offering of our parent, Cinemark, Inc., the closing of which was postponed due to unfavorable market conditions. Adjusted EBITDA was $205.0 million (after the $3.1 million write-off of IPO fees), representing an Adjusted EBITDA margin of 21.8% (determined by dividing Adjusted EBITDA by revenues).

     Our geographic diversity within North America and internationally has allowed us to maintain consistent revenue growth. We have increased revenues by an annual average of 12.9% over the past five years. We operate 2,215 screens in 188 theatres in North America. These theatres, located in 33 states and one Canadian province, are primarily in mid-sized U.S. markets, including suburbs of major metropolitan areas. We believe these markets are less competitive and generate high, stable margins. We also operate 816 screens in 92 theatres outside of North America, primarily located in major Latin American metropolitan markets, which we believe are underscreened and have significant growth potential.

MOTION PICTURE INDUSTRY

DOMESTIC OVERVIEW

     The U.S. motion picture exhibition industry has enjoyed the longest expansion in its history, as revenues increased for the eleventh straight year. Single year U.S. motion picture box office revenues exceeded the $9 billion mark, reaching a total of $9.5 billion in 2002 according to the Motion Picture Association of America. This new national box office record represents a 13% increase from the previous record of $8.4 billion set in 2001. Factors contributing to the recent success of the industry include the improvement of theatre circuits resulting from the creation of the modern multiplex format, the improved quality and timing of film releases and the screen rationalization of 2000 and 2001.

     A strong movie release calendar maintained the industry's momentum, with seven films grossing over $200 million and 26 films grossing over $100 million in the U.S. in 2002. U.S. box office performance in 2002 was primarily driven by an increase in attendance, which rose 10% to 1.6 billion patrons.

     The following table represents the results of a survey by Motion Picture Association of America Worldwide Market Research outlining the historical trends in U.S. theatre attendance, average ticket prices and box office sales for the last ten years.

                                        % CHANGE      AVERAGE       % CHANGE      U.S. BOX       % CHANGE
YEAR                    ATTENDANCE     SINCE 1993   TICKET PRICE   SINCE 1993   OFFICE SALES    SINCE 1993
----                   -------------   ----------   ------------   ----------   -------------   ----------
                       (IN MILLIONS)                                            (IN MILLIONS)
1993.................      1,244            --         $4.14            --         $5,154            --
1994.................      1,292           3.9%        $4.18           1.0%        $5,396           4.7%
1995.................      1,263           1.5%        $4.35           5.1%        $5,493           6.6%
1996.................      1,339           7.6%        $4.42           6.8%        $5,912          14.7%
1997.................      1,388          11.6%        $4.59          10.9%        $6,366          23.5%
1998.................      1,481          19.1%        $4.69          13.3%        $6,949          34.8%
1999.................      1,465          17.8%        $5.08          22.7%        $7,448          44.5%
2000.................      1,421          14.2%        $5.39          30.2%        $7,661          48.6%
2001.................      1,487          19.5%        $5.66          36.7%        $8,413          63.2%
2002.................      1,639          31.8%        $5.81          40.3%        $9,520          84.7%

INTERNATIONAL OVERVIEW

     International growth has also been strong. Global box office revenues have increased 26.9% from $15.6 billion in 1998 to an estimated $19.8 billion in 2002 as a result of the increasing acceptance of moviegoing as a popular form of entertainment throughout the world, ticket price increases and new theatre construction. According to Informa Media Group, Latin America is the fastest growing region in the world in terms of box office revenues.

     The growth potential throughout Latin America combined with stable ticket prices and limited entertainment choices, as compared to North American markets, has translated into strong growth in box office revenues. From 1995 to 2000, Latin American box office revenues grew at a 19% compound annual rate. Box office revenues are projected to continue to grow from 2000 through 2005 by an 11.6% compound annual rate.

     This growth is expected to be fueled by a combination of continued development of modern theatres, attractive demographics (i.e., a significant teenage population), strong product from Hollywood and the emergence of a local film industry. In many Latin American countries the local film industry had been dormant because of the lack of sufficient theatres to screen the film product. The development of new modern theatres has awakened the local film industry in many countries and local film product is now playing a significant role in driving attendance growth.

     We believe many international markets for theatrical exhibition have historically been underserved due to antiquated or run-down theatres, among other things, and that international markets, especially those in Latin America, will continue to experience growth as additional modern stadium seating theatres are introduced.

RECENT HISTORY

     In recent years, the U.S. exhibition industry has felt the impact of rapid overbuilding by the largest industry players, high levels of overall capital expenditures and high leverage. As a result of the financial burden imposed on theatre operators by these three factors, the industry entered a period of significant industry rationalization. Many industry players had already begun the rationalization process in 2000 by closing hundreds of smaller, less profitable theatres. The pace of theatre closings increased during 2001 as a number of companies took advantage of the protections provided by the bankruptcy process to reject long-term leases on many underperforming theatres. The overall reduction in the numbers of theatres and screens in operation will improve industry profitability going forward. According to the Motion Picture Association of America, the total number of screens in the U.S. reached an all-time high of 37,396 in 2000, and then declined in both 2001 and 2002. There were approximately 35,280 screens at the end of 2002. In addition to closing hundreds of theatres, the largest players in the industry have dramatically scaled back new theatre builds, resulting in significant decreases in capital expenditures.

     Significant capital expenditures by major industry players during the later half of the 1990's resulted in a higher quality theatre base. Current circuits are comprised of a significant number of modern multiplex theatres, which generally include 10 or more screens, digital sound and stadium seating. The Company believes these improved facilities, which have been well-received by patrons, will benefit the industry both by stimulating demand and by limiting the need for future capital expenditures.

DRIVERS OF CONTINUED INDUSTRY SUCCESS

     We believe the following market trends will drive the continued growth and strength of our industry:

     IMPORTANCE OF THEATRICAL SUCCESS IN ESTABLISHING MOVIE BRANDS AND SUBSEQUENT MARKETS. Theatrical exhibition is the primary distribution channel for new motion picture releases. A successful theatrical release which "brands" a film is one of the major factors in determining its success in "downstream" distribution channels, such as home video, DVD, and network, syndicated and pay-per-view television.

     INCREASED IMPORTANCE OF INTERNATIONAL MARKETS FOR ENSURING BOX OFFICE SUCCESS. International markets are becoming an increasingly important component of the overall box office revenues generated by

Hollywood films. For example, markets outside of North America accounted for more than $1.4 billion, or greater than 60% of the global box office revenues for Harry Potter and the Sorcerer's Stone, Lord of the Rings: Fellowship of the Ring and Monsters, Inc. With the continued growth of the international motion picture exhibition industry, the relative contribution of markets outside North America should become even more significant.

     INCREASED INVESTMENT IN PRODUCTION AND MARKETING OF FILMS BY
DISTRIBUTORS. As a result of the additional revenues generated by domestic, international and downstream markets, studios have increased production and marketing expenditures per new film at a compound annual growth rate of 6.2% and 9.9%, respectively, over the past ten years. This has led to an increase in "blockbuster" features, which attract larger audiences to theatres.

     FAVORABLE ATTENDANCE TRENDS. We believe that recent trends in motion picture attendance will continue to benefit the industry. According to the Motion Picture Association of America, annual admissions per capita in the U.S. increased from 4.5x to 5.7x, between 1991 and 2002. Additionally, the U.S. teenage segment, defined as 12-17 year olds, represented 16% of admissions in 2002, up from 14% in 1997. During 2002, 46% of U.S. teenagers attended movies 12 or more times per year, compared with only 42% in 1997.

     REDUCED SEASONALITY OF REVENUES. Historically, industry revenues have been highly seasonal, coinciding with the timing of film releases by the major distributors. The most marketable motion pictures were generally released during the summer and the holiday season extending from Thanksgiving through year-end. However, the seasonality of motion picture exhibition has become less pronounced in recent years. Studios have begun to release films more evenly throughout the year, and hit films have emerged during traditionally weaker periods. This benefits exhibitors by allowing them to more effectively cover their fixed cost base throughout the year.

     CONVENIENT AND AFFORDABLE FORM OF OUT-OF-HOME ENTERTAINMENT. Moviegoing continues to be one of the most convenient and affordable forms of out-of-home entertainment, with an average ticket price in the U.S. of $5.81 in 2002. Average prices for other forms of out-of-home entertainment in the U.S., including sporting events, theme parks, musical concerts and plays, range from approximately $18.00 to $56.00 per ticket. Movie ticket prices have risen at approximately the rate of inflation, while ticket prices for other forms of out-of-home entertainment have increased at higher rates.

COMPETITIVE STRENGTHS

     We believe the following strengths allow us to compete effectively:

     STRONG BALANCE SHEET WITH SIGNIFICANT CASH FLOW. Our business strategy and disciplined building program allowed us to generate $128.9 million of operating income for the year ended December 31, 2002 which we have utilized to reduce our leverage. During the year ended December 31, 2002, we reduced our long-term debt by $88.4 million and increased our cash and cash equivalents by $13.5 million.

     FOCUSED PHILOSOPHY RESULTING IN STRONG FINANCIAL PERFORMANCE. We focus on negotiating favorable theatre facility economics, providing a superior viewing experience and controlling theatre operating costs. As a result of this philosophy, we generated $128.9 million of operating income and $35.6 million of net income. Over the last five years our operating income margins have averaged 9.6% and our Adjusted EBITDA margin has averaged 19.3%

     STRONG MANAGEMENT TEAM. Led by Mr. Mitchell, our management team has an average of approximately 20 years of theatre operating experience and has navigated our organization through many industry cycles, including the significant industry downturn between 1999 and 2001, during which period at least twelve exhibitors filed for bankruptcy protection. During this difficult period in the industry, we decreased our building commitments and reduced our capital expenditures from $248.4 million in 1999 to $40.4 million in 2001 and $38.0 million in 2002.

     SELECTIVE BUILDING IN LESS COMPETITIVE U.S. MARKETS AND HEAVILY POPULATED INTERNATIONAL MARKETS

     - Less Competitive U.S. Markets: We have historically built modern theatres in mid-sized U.S. markets, including suburbs of major metropolitan areas, which we believe were underserved. We believe our targeting of these markets, together with the high quality of our theatre circuit, has protected us from the negative financial impact of overbuilding and reduces the risk of competition from new entrants. As the sole exhibitor in approximately 82% of the film zones in which we operate, we have maximum access to film product. This enables us to select the films that we believe will deliver the highest returns in those markets.

     - Heavily Populated, High Growth International Markets: Since 1993, we have directed our activities in international markets primarily toward Latin America due to the growth potential in these under-screened markets. We have successfully established a significant presence in most of the major cities in Latin America with theatres in nine of the ten largest metropolitan areas. We have strategic alliances with local partners in many countries, which help us obtain additional market insight. We generally fund our operating and capital expenditures in local currencies, thereby matching our expenses to our revenues. We have also geographically diversified our international portfolio in an effort to balance risk and become one of the predominant Pan American motion picture exhibition companies.

     MODERN THEATRE CIRCUIT. We have built our modern theatre circuit primarily through new theatre development, which we believe provides a preferred destination for moviegoers in our markets. Since 1996, we have built 1,939 screens, or 64% of our total screen count. Our ratio of screens to theatres is one of the highest in the industry: 11.8 to 1 in North America and 8.9 to 1 internationally. Approximately 66% of our North American first run screens and 75% of our international screens feature stadium seating.

BUSINESS STRATEGY

     We believe our operating philosophy provides us with a competitive advantage. We intend to continue to focus on the following key components of our business plan.

     FOCUS ON LESS COMPETITIVE U.S. MARKETS AND TARGET PROFITABLE, HIGH GROWTH INTERNATIONAL MARKETS. We will continue to seek growth opportunities in underserved, mid-sized U.S. markets and major international metropolitan areas, by building or acquiring modern theatres that meet our strategic, financial and demographic criteria.

     MAXIMIZE PROFITABILITY THROUGH CONTINUED FOCUS ON OPERATIONAL
EXCELLENCE. We will continue to focus on executing our operating philosophy. We believe that our successful track record of executing this philosophy is evidenced by the fact that we successfully navigated through the significant industry downturn between 1999 and 2001, during which period at least twelve exhibitors filed for bankruptcy protection.

     PURSUE ADDITIONAL REVENUE OPPORTUNITIES. We will continue to pursue additional growth opportunities by developing and expanding ancillary revenue streams such as advertising. We are able to offer advertisers national, regional or local coverage in a variety of formats to reach our patrons, which numbered approximately 172.5 million during the year ended December 31, 2002. We are also expanding additional revenue sources through the use of theatres for non-film events, digital video monitor advertising, virtual poster cases and third party branding.

OUR INTERNATIONAL OPERATIONS

     We have been successfully introducing American-style modern multiplex theatres to underserved international markets since 1993. Our activities in international markets have been primarily directed toward Latin America, where we have successfully established a significant presence in most of the major cities in Latin America. We presently have theatres in nine of the ten largest metropolitan areas in Latin America. We have become one of the predominant Pan American exhibition companies while balancing our risk through a diversified international portfolio. In addition, we have achieved significant scale in Mexico and Brazil, two of the most important Latin American markets.

     We believe that Latin America is one of the fastest growing international markets in terms of box office revenues. Penetration of movie screens per capita in Latin American markets is substantially lower than in the U.S. and European markets. Our geographic diversity throughout Latin America has allowed us to maintain consistent revenue and operating margin growth notwithstanding currency fluctuations that may affect any particular market.

     We will continue to consider selective opportunities for development of modern multiplex theatres in underserved international markets, emphasizing Latin America, funded primarily utilizing cash flow generated in those countries. We are able to mitigate exposure to currency fluctuations due to our ability to use local currencies to fund substantially all aspects of our operations, including rent expense.

     The growth potential throughout Latin America combined with stable ticket prices and limited entertainment choices, as compared to North American markets, has translated into strong growth in box office revenues. From 1995 to 2000, Latin American box office revenues grew to 19% compound annual rate. Box office revenues are projected to continue to grow from 2000 through 2005 by an 11.6% compound annual rate.

     This growth is expected to be fueled by a combination of continued development of modern theatres, attractive demographics, i.e., a significant teenage population, strong product from Hollywood and the emergence of a local film industry. In many Latin American countries the local film industry had been dormant because of the lack of sufficient theatres to screen the film product. The development of new modern theatres has awakened the local film industry in many countries and local film product is now playing a significant role in driving attendance growth.

THEATRE CIRCUIT

     As of December 31, 2002, we operated 3,031 screens in 280 theatres located in 33 states and 14 foreign countries. We operated 2,681 screens in 239 first run theatres and 350 screens in 41 discount theatres. The following tables summarize the geographic locations of our theatre circuit as of December 31, 2002.

NORTH AMERICAN THEATRES

                                                               TOTAL      TOTAL
STATE                                                         THEATRES   SCREENS
-----                                                         --------   -------
Texas.......................................................     60         767
Ohio........................................................     20         202
California..................................................     18         172
Utah........................................................      9         111
Kentucky....................................................      7          75
Illinois....................................................      6          72
Colorado....................................................      4          67
Oklahoma....................................................      6          67
Louisiana...................................................      4          54
Virginia....................................................      4          52
Oregon......................................................      4          50
Indiana.....................................................      6          50
Florida.....................................................      3          48
Pennsylvania................................................      3          43
Mississippi.................................................      3          41
North Carolina..............................................      4          39
Michigan....................................................      2          36
Arkansas....................................................      3          30
Georgia.....................................................      2          27
New York....................................................      2          27
Kansas......................................................      1          20
Iowa........................................................      3          19
New Jersey..................................................      1          16
New Mexico..................................................      2          16
Arizona.....................................................      2          14
Missouri....................................................      1          14
Tennessee...................................................      1          14
Wisconsin...................................................      1          14
Massachusetts...............................................      1          12
Delaware....................................................      1          10
Minnesota...................................................      1           8
Nebraska....................................................      1           8
South Carolina..............................................      1           8
                                                                ---       -----
Total United States.........................................    187       2,203
Canada......................................................      1          12
                                                                ---       -----
TOTAL NORTH AMERICA.........................................    188       2,215
                                                                ===       =====

INTERNATIONAL THEATRES

                                                               TOTAL      TOTAL
COUNTRY                                                       THEATRES   SCREENS
-------                                                       --------   -------
Brazil......................................................     29        264
Mexico......................................................     26        256
Chile.......................................................     11         87
Argentina...................................................      8         73
Central America(1)..........................................      8         51
Columbia....................................................      3         22
Peru........................................................      3         30
Ecuador.....................................................      2         16
United Kingdom..............................................      2         17
                                                                 --        ---
TOTAL.......................................................     92        816
                                                                 ==        ===

---------------

(1) Includes Honduras, El Salvador, Nicaragua, Costa Rica and Panama.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

     See Note 15 to our consolidated financial statements for the fiscal year ended December 31, 2002 for information on our revenues and long-lived assets in the U.S. and Canada, Mexico, Brazil and other foreign countries.

OPERATIONS

     The personnel at our corporate office, which employs approximately 185 individuals, are responsible for theatre operations support, film licensing and settlements, human resources, finance and accounting, operational audit, theatre maintenance and construction, internet and information systems, lease site planning and marketing. Our North American operations are divided into eleven regions, each of which is headed by a region leader.

     Regular inspections of each theatre are conducted. We also have a program to maintain quality and consistency within our theatres involving unannounced visits by unidentified customers who report on the quality of service, film presentation and cleanliness of the theatre.

FILM LICENSING

     In North America, films are typically licensed from film distributors that are owned by major film production companies or from independent film distributors that distribute films for smaller production companies. For new release films, film distributors typically establish geographic zones and offer each available film to one theatre in each zone. The size of a film zone is generally determined by the population density, demographics and box office potential of a particular market or region. A film zone can range from a radius of three to five miles in major metropolitan and suburban areas to up to fifteen miles in small towns. We currently operate theatres in 142 first run film zones in North America. New film releases are licensed at the discretion of the film distributors. Approximately 82% of the film zones in which our North American first run theatres operate have no direct competition, which allows us to select those pictures that we believe will be the most successful in our markets from those offered to us by distributors. We usually license films on an allocation basis in film zones where we face competition. Films are released to discount theatres once the attendance levels substantially drop off at the first run theatres. For discount films, film distributors generally establish availability on a market-by-market basis after the completion of exhibition at first run theatres and permit each theatre within a market to exhibit such films without regard to film zones.

     Unlike our North American operations, distributors in our international markets do not allocate film to a single theatre in a geographic film zone. Rather, competitive theatres can play the same films at the same time as other theatres. Our theatre personnel focus on providing excellent customer service, and we provide a modern facility with the most up-to-date sound systems, comfortable stadium style seating and other amenities typical of modern American-style multiplexes which we believe gives us a competitive advantage in markets where there are competing theatres. Of the 92 theatres we operate outside of North America, approximately 90% of those theatres have no direct competition.

     In North America, our film rental licenses typically state that rental fees are based on either mutually agreed upon firm terms established prior to the opening of the picture or on a mutually agreed settlement upon the conclusion of the picture run. Under a firm terms formula, we pay the distributor a specified percentage of box office receipts, with the percentages declining over the term of the run. Firm term film rental fees are generally the greater of (i) 60% or 70% of box office admissions, gradually declining to as low as 30% over a period of four to seven weeks versus (ii) a specified percentage (i.e. 90%) of the excess of box office receipts over a negotiated allowance for theatre expenses (commonly known as a 90-10 clause). The settlement process allows for negotiation upon the conclusion of the picture run based upon how a film actually performs. In international markets, film rental percentages can vary between 35% and 60% of box office revenues and gradually decline over a similar period as in North America.

     We also operate discount theatres in North America, with admissions ranging from $0.50 to $2 per ticket, to serve an alternative market of patrons that extends the life of a film past the first run screening. By serving this alternative market of patrons in our discount theatres, we have been able to increase the number of potential customers beyond traditional first run moviegoers. Our discount theatres offer many of the same amenities as our first run theatres, including wall-to-wall screens, comfortable seating with cupholder armrests, digital sound and multiple concession stands. Discount films' rental percentages typically begin at 35% of box office receipts and often decline to 30% after the first week.

     Film rental costs are accrued based on the applicable box office receipts and either the mutually agreed upon firm terms or estimates of the final settlement depending upon the film licensing arrangement. Estimates are made based on the expected success of a film over the length of its run. The success of a film can typically be determined a few weeks after a film is released when initial box office performance of the film is known. Accordingly, final settlements typically approximate estimates since box office receipts are known at the time the estimate is made and the expected success of a film over the length of its run can typically be estimated early in the film's run. The final film settlement amount is negotiated at the conclusion of the film's run based upon how a film actually performs. If actual settlements are higher than those estimated, additional film rental costs would be required in the future.

CONCESSIONS

     Concession sales are our second largest revenue source, representing approximately 31% of total revenues for 2002. Concession sales have a much higher margin than admissions sales. We have devoted considerable management effort to increase concession sales and improve operating margins. These efforts include implementation of the following strategies:

     - Optimization of product mix. Concession products are primarily comprised of various sizes of popcorn, soft drinks and candy. Different varieties and flavors of candy and soft drinks are offered at theatres based on preferences in that particular geographic region. Specially priced "combo-meals" have been implemented for all patrons as well as "movie meals" targeted toward children and senior citizens. We periodically introduce new concession products designed to attract additional concession purchases.

     - Staff training. Employees are continually trained in "suggestive-selling" and "upselling" techniques. This training occurs through situational role-playing conducted at our "Customer Satisfaction University" as well as continuing on-the-job training as part of concession promotions and sales contests. Individual theatre managers receive a portion of their compensation based on concession sales at their theatres and are therefore motivated to maximize concession sales.

     - Theatre design. Our theatres are designed to optimize efficiencies at the concession stands, which include multiple service stations to facilitate serving larger numbers of customers rapidly. We strategically place large concession stands within theatres which heightens visibility, reduces the length of concession lines and improves traffic flow around the concession stands.

     - Cost control. We negotiate prices for concession supplies directly with concession vendors and manufacturers on a bulk rate basis. Concession supplies are distributed through a national distribution network. The concession distributor provides inventory and distribution services to the theatres, which place volume orders directly to replenish stock. The concession distributor is paid a percentage fee for this service. We believe that utilizing a concession distributor is more cost effective than owning a concession warehousing network.

MARKETING

     In order to attract customers, we rely on newspaper display advertisements, substantially paid for by film distributors, newspaper directory film schedules, generally paid for by the exhibitor, and internet advertising which has emerged as a strong media source to inform patrons of film titles and show times. Radio and television advertising spots, generally paid for by film distributors, are used to promote certain motion pictures and special events. We also exhibit previews in our theatres of coming attractions and films presently playing on the other screens which we operate in the same theatre or market.

     Additionally, our marketing department focuses on maximizing revenue generating opportunities, which include the following:

     - Advertising. We believe the advertising industry recognizes the value of in-theatre advertising as an important medium due to the demographics of theatre patrons. Recent research has shown that movie audiences have a 78% retention rate for advertisements seen in a movie theatre by a captive audience which exceeds the retention rate for television, radio or print advertising. In order to effectively realize and manage this opportunity, we entered into advertising contracts for rolling stock and screen slide advertising. We deliver advertising through "lights-up" on-screen slide advertising in the auditoriums, audio ads paired with music played throughout the theatre and rolling stock advertisements. We are also exploring additional revenue sources such as digital video monitor advertising, virtual poster cases and third party branding. We are able to offer advertisers national, regional or local coverage in a variety of formats to reach our patrons, which numbered approximately
       172.5 million during the year ended December 31, 2002. We currently carry advertising for several large advertisers. We also generate ancillary revenue potential from "imaging" in the lobby, including mini-billboards and displays and distributing coupons and samples to patrons passing through the theatre complex.

     - Sales. We have a sales department to oversee the development and implementation of a comprehensive theatre rental effort. This department is responsible for increasing theatre rental income during periods when the theatre is normally closed. We believe the large lobbies, comfortable seating, big screen and sound capabilities make our theatres an attractive venue to hold corporate events, private parties, private screenings and team building meetings and will generate additional revenues. Our theatres have been used for simulcast concerts, pay-per-view sporting events and cultural events. We believe the trend to use theatre auditoriums for non-film events during non-peak times will increase, which will add revenue and attract new audiences to our theatres while not significantly increasing costs.

INTERNET

     We have successfully used the internet to provide patrons access to movie times, the ability to buy tickets and print their tickets at home. The internet is quickly becoming the primary way to check movie times, replacing the traditional newspaper source. Over time, the internet will allow us to reduce our advertising costs related to newspaper directory advertisements. Patrons may purchase advance tickets from approximately 80 of our North American theatres, with approximately 1,100 screens, and print tickets at home for ten theatres by simply accessing our website at www.cinemark.com. These functions are also currently available to patrons by accessing www.fandango.com.

     Our internet initiatives help improve customer satisfaction, as customers who purchase tickets over the internet are often able to bypass lines at the box office by printing their tickets at home using bar code technology or picking up their tickets at kiosks in the theatre lobby. We were the first major exhibitor to introduce this technology and also the first major exhibitor to make showtimes available for patrons utilizing wireless technology using Personal Digital Assistants (PDA's), also known as Palm(R) hand held computers.

MANAGEMENT INFORMATION SYSTEMS

     We developed our own proprietary point of sale management information system to further enhance our ability to maximize revenues, control costs and efficiently manage our business. This management information system provides corporate management with real-time admissions and concession revenue reports allowing management to make real-time adjustments to movie schedules, extend runs or increase the number of screens on which successful movies are being played and substitute films when gross receipts cease to meet expected goals. Real-time seating and box office information is available to box office personnel, making it possible for theatre management to avoid overselling a particular film and providing faster and more accurate response to customer inquiries regarding showings and available seating. The management information system also tracks concession sales and provides in-theatre inventory reports, leading to better inventory management and control. It also has multiple language capabilities, numerous ticket pricing options, integrates internet ticket sales and has the ability to process credit cards. The system also supports barcode scanners, pole displays, touch screens, credit card readers and other equipment specific to individual country requirements.

COMPETITION

     We are one of the leading motion picture exhibitors in terms of both revenues and the number of screens in operation. We compete against local, national and international exhibitors.

     We are the sole exhibitor in approximately 82% of the film zones in which our first run North American theatres operate. In film zones where there is no direct competition, we select those pictures we believe will be the most successful from among those offered to us by distributors. Where there is competition, we usually license films based on an allocation process. We currently operate in 142 first run film zones in North America. Of the 92 theatres we operate outside of North America, approximately 90% of those theatres have no direct competition. The principal competitive factors with respect to film licensing are:

     - capacity and location of an exhibitor's theatre;

     - theatre comfort;

     - quality of projection and sound equipment;

     - level of customer service; and

     - licensing terms.

     The competition for customers is dependent upon factors such as the availability of popular films, the location of theatres, the comfort and quality of theatres and ticket prices. Our admission prices at first run and discount theatres are competitive with admission prices of respective competing theatres.

     We also face competition from a number of other motion picture exhibition delivery systems, such as home video, DVD, network, syndicated and pay-per-view television. We do not believe that these additional distribution channels have adversely affected theatre attendance; however, we can give no assurance that existing or future alternative delivery systems will not have an adverse impact on attendance. We also face competition from other forms of entertainment competing for the public's leisure time and disposable income.

SEASONALITY

     Our revenues have historically been seasonal, coinciding with the timing of releases of motion pictures by the major distributors. Generally, the most successful motion pictures have been released during the summer extending from Memorial Day to Labor Day and during the holiday season extending from

Thanksgiving through year-end. The unexpected emergence of a hit film during other periods can alter this seasonality trend. The timing of such film releases can have a significant effect on our results of operations, and the results of one quarter are not necessarily indicative of results for the next quarter or for the same period in the following year. The seasonality of the release of successful films, however, has become less pronounced in recent years with the release of major motion pictures occurring more evenly throughout the year.

EMPLOYEES

     We have approximately 8,300 employees in North America, approximately 10% of whom are full time employees and 90% of whom are part time employees. We have approximately 4,200 employees outside of North America. Approximately 20 North American employees are represented by unions under collective bargaining agreements. Some of our international operations utilize union labor. We regard our relations with our employees as satisfactory. On December 31, 2002, we transferred substantially all of our Texas employees to a wholly-owned subsidiary.

REGULATION

     The distribution of motion pictures is largely regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. We have not been a party to any of such cases, but the manner in which we can license films from certain major film distributors is subject to consent decrees resulting from these cases. Consent decrees bind certain major film distributors and require the films of such distributors to be offered and licensed to exhibitors, including us, on a theatre-by-theatre and film-by-film basis. Consequently, exhibitors cannot assure themselves of a supply of films by entering long-term arrangements with major distributors, but must negotiate for licenses on a film-by-film and theatre-by-theatre basis.

     We are subject to various general regulations applicable to our operations including the Americans with Disabilities Act (the "ADA"). We develop new theatres to be accessible to the disabled and we believe we are in substantial compliance with current regulations relating to accommodating the disabled. Although we believe that our theatres comply with the ADA, we are a party to lawsuits which claim that our handicapped seating arrangements do not comply with the ADA or that we are required to provide captioning for patrons who are deaf or are severely hearing impaired.

     Our theatre operations are also subject to federal, state and local laws governing such matters as wages, working conditions, citizenship, health and sanitation requirements and licensing.

PROPERTIES

NORTH AMERICA

     As of December 31, 2002, we operated 156 theatres, with 1,739 screens, pursuant to leases and own the land and building for 32 theatres, with 476 screens, in North America. During 2002, we opened two new theatres, with 16 screens. Our leases are generally entered into on a long term basis with terms, including renewal options, generally ranging from 20 to 40 years. As of December 31, 2002, approximately 6% of our theatre leases in North America, covering 61 screens, have remaining terms, including optional renewal periods, of less than five years and approximately 79% of our theatre leases in North America, covering 1,507 screens, have remaining terms, including optional renewal periods, of more than 15 years. The leases generally provide for a fixed monthly minimum rent payment, with certain leases also subject to additional percentage rent if a target annual revenue level is achieved. We lease an office building in Plano, Texas for our corporate office. See note 11 of our Notes to Consolidated Financial Statements for information with respect to our lease commitments. On December 31, 2002, we transferred substantially all of our Texas assets and related liabilities (other than indebtedness) to a wholly-owned subsidiary. We periodically review the profitability of each of our North American theatres, particularly those whose lease terms are about to expire, to determine whether to continue its operations.

INTERNATIONAL

     As of December 31, 2002, we operated 92 theatres, with 816 screens, outside of North America, all of which are leased pursuant to ground or building leases. During 2002, we opened five new theatres, with 42 screens and added two screens to an existing theatre. The leases generally provide for contingent rental based upon operating results (some of which are subject to an annual minimum). Generally, these leases will include renewal options for various periods at stipulated rates. We attempt to obtain lease terms that provide for build-to-suit construction obligations of the landlord. No international leases have remaining terms, including optional renewal periods, of less than five years, and approximately 86% of our international leases, covering 705 screens, have remaining terms, including optional renewal periods, of more than 15 years. We periodically review the profitability of each of our international theatres, particularly those whose lease terms are about to expire, to determine whether to continue its operations.

LEGAL PROCEEDINGS

DOJ LITIGATION

     In March 1999, the Department of Justice filed suit in the U.S. District Court, Northern District of Ohio, Eastern Division, against us alleging certain violations of the ADA relating to our wheelchair seating arrangements and seeking remedial action. An Order granting Summary Judgment to us was issued in November 2001. The Department of Justice has appealed the district court's ruling with the Sixth Circuit Court of Appeals. If we lose this litigation, our financial position, results of operations and cash flows may be materially and adversely affected. We are unable to predict the outcome of this litigation or the range of potential loss, however, management believes that based upon current precedent our potential liability with respect to such proceeding is not material in the aggregate to our financial position, results of operations and cash flows. Accordingly, we have not established a reserve for loss in connection with this proceeding.

AUSTIN, TEXAS LITIGATION

     In August 2001, David Wittie, Rona Schnall, Ron Cranston, Jennifer McPhail, Peggy Garaffa and ADAPT of Texas filed suit in the 201st Judicial District Court of Travis County, Texas alleging certain violations of the Human Resources Code, the Texas Architectural Barriers Act, the Texas Accessibility Standards and the Deceptive Trade Practices Act relating to accessibility of movie theatres for patrons using wheelchairs at two theatres located in the Austin, Texas market. The plaintiffs were seeking remedial action and unspecified damages. On February 20, 2003, a jury determined that our theatres located in the Austin, Texas market complied with the Human Resources Code, the Texas Architectural Barriers Act and the Texas Accessibility Standards. The judge granted summary judgment to us with respect to the Deceptive Trade Practices Act. We cannot predict whether the plaintiffs will appeal the jury's decision. If the jury's finding is appealed, we are unable to predict the outcome of this litigation or the range of potential loss; however, management believes that based upon current precedent our potential liability with respect to such proceeding is not material in the aggregate to our financial position, results of operations and cash flows. Accordingly, we have not established a reserve for loss in connection with this proceeding.

MISSION, TEXAS LITIGATION

     In July 2001, Sonia Rivera-Garcia and Valley Association for Independent Living filed suit in the 93rd Judicial District Court of Hidalgo County, Texas alleging certain violations of the Human Resources Code, the Texas Architectural Barriers Act, the Texas Accessibility Standards and the Deceptive Trade Practices Act relating to accessibility of movie theatres for patrons using wheelchairs at one theatre in the Mission, Texas market. The plaintiffs are seeking remedial action and unspecified damages. We have filed an answer denying the allegations and are vigorously defending this suit. We are unable to predict the outcome of this litigation or the range of potential loss, however, management believes that based upon current precedent our potential liability with respect to such proceeding is not material in the aggregate to our financial position, results of operations and cash flows. Accordingly, we have not established a reserve for loss in connection with this proceeding.

     The plaintiffs in the DOJ litigation, Mission, Texas litigation and Austin, Texas litigation have argued that the theatres must provide wheelchair seating locations with viewing angles to the screen that are at the median or better than all seats in the auditorium. To date, three courts and one jury in a fourth court have rejected that position. In three of the four courts, we were the defendant, and the courts or a jury have found our theatres to comply with the ADA; Lara v. Cinemark USA, Inc., United States Court of Appeals for the Fifth Circuit; United States of America v. Cinemark USA, Inc., United States District Court for the Northern District of Ohio and Wittie v. Cinemark USA, Inc., 201st Judicial District Court of Travis County, Texas. Oregon Paralyzed Veterans of America v. Regal Cinemas, Inc., United States District Court for the District of Oregon, adopted the reasoning established in Lara and granted summary judgment in favor of Regal Cinemas, Inc.

HOUSTON, TEXAS LITIGATION

     In May 2002, Robert Todd on behalf of Robert Preston Todd, his minor child and "all individuals who are deaf or are severely hearing impaired" brought this case in the United States District Court for the Southern District of Texas, Houston Division against several movie theatre operators, including, AMC Entertainment, Inc., Regal Entertainment, Inc., Cinemark USA, Inc. and Century Theaters as well as eight movie production companies. The lawsuit alleges violation of Title III of the ADA and the First Amendment to the Constitution of the United States. Plaintiffs seek unspecified injunctive relief, unspecified declaratory relief, unspecified monetary damages (both actual and punitive) and unspecified attorneys' fees. We have denied any violation of law and will vigorously defend against all claims. On March 7, 2003, the federal district judge presiding over the case granted summary judgment to the defendants on the alleged First Amendment violations We are unable to predict the outcome of this litigation or the range of potential loss, however, management believes that based upon current precedent our potential liability with respect to such proceeding is not material in the aggregate to our financial position, results of operations and cash flows. Accordingly, we have not established a reserve for loss in connection with this proceeding.

UNITED KINGDOM LITIGATION

     In April 2002, the Malthouse Development Company Limited filed a lawsuit in the High Court of Justice, Chancery Division, in England, against Cinemark Theatres UK Limited and Cinemark International, L.L.C., as tenant and guarantor of tenant's obligations, respectively, under a lease for the construction and operation of a movie theatre in Banbury, England. The lease was previously terminated for cause by Cinemark Theatres UK Limited. The Malthouse Development Company Limited is seeking damages for the U.S. dollar equivalent of approximately $1.5 million based on an alleged improper termination. Cinemark Theatres UK Limited and Cinemark International, L.L.C. have filed an answer to the complaint, denying the allegations. We intend to vigorously defend this suit. We are unable to predict the outcome of this litigation or the range of potential loss. We believe, based on the opinion of our barristers and Queen's counsel, that our potential liability with respect to such proceeding is not material in the aggregate to our financial position, results of operations and cash flows. Accordingly, we have not established a reserve for loss in connection with this proceeding.

     From time to time, we are involved in other various legal proceedings arising from the ordinary course of business operations, such as personal injury claims, employment matters and contractual disputes, most of which are covered by insurance. We believe our potential liability with respect to proceedings currently pending is not material in the aggregate to our financial position, results of operations and cash flow.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors, and their ages and positions as of the date of this prospectus are as follows:

NAME                                   AGE                       POSITION
----                                   ---                       --------
Lee Roy Mitchell*....................  66    Chairman of the Board; Chief Executive Officer;
                                             Director
Tandy Mitchell.......................  52    Vice Chairman of the Board; Executive Vice
                                             President; Secretary; Director
Alan Stock+..........................  42    President; Chief Operating Officer; Director
Robert Copple........................  44    Senior Vice President; Treasurer; Chief
                                             Financial Officer; Assistant Secretary; Director
Tim Warner...........................  58    President, Cinemark International, L.L.C.
Robert Carmony.......................  45    Senior Vice President -- Operations
Margaret Richards....................  44    Vice President -- Real Estate; Assistant
                                             Secretary
John Lundin..........................  53    Vice President -- Film Licensing
Walter Hebert, III...................  57    Vice President -- Purchasing
Don Harton...........................  45    Vice President -- Construction
Michael Cavalier.....................  36    Vice President -- General Counsel; Assistant
                                             Secretary
Terrell Falk.........................  52    Vice President -- Marketing and Communications
W. Bryce Anderson*+..................  60    Director
Heriberto Guerra, Jr.+...............  53    Director
James Stern..........................  52    Director
Denny Rydberg........................  58    Director
William Spiegel*.....................  40    Director

---------------

* Member Audit Committee

+ Member Compensation Committee

     Our directors are elected each year by our shareholders to serve for a one year term and until their successors are elected and qualified. Directors are reimbursed for expenses actually incurred for each Board meeting which they attend. In addition, independent directors receive a fee of $1,000 for each meeting of the Board of Directors attended by such person. Our executive officers are elected by the Board of Directors to serve at the discretion of the Board.

     The members of the audit committee of the Board of Directors currently consist primarily of representatives of the principal stockholders of our parent corporation, Cinemark, Inc., who collectively own more than 97% of Cinemark, Inc.'s common stock. Our registered debt securities are not convertible to any class of equity and are not listed on the New York Stock Exchange or any other national securities exchange. We voluntarily file reports with the SEC pursuant to our indenture requirements but would not otherwise be a reporting company under the applicable SEC rules. We do not intend to change the composition of our Board or our audit committee in the foreseeable future. Consequently, our audit committee is not currently comprised of independent directors who meet the requirements of the Sarbanes-Oxley Act of 2002 nor does our audit committee include an independent audit committee financial expert as defined by the SEC.

     The following is a brief description of the business experience of our directors and executive officers for at least the past five years.

     Lee Roy Mitchell has served as Chairman of the Board since March 1996 and as Chief Executive Officer and a Director since our inception in 1987. Mr. Mitchell was Vice Chairman of the Board of Directors from March 1993 to March 1996 and was President from our inception in 1987 until March 1993. From 1985 to

1987, Mr. Mitchell served as President and Chief Executive Officer of a predecessor corporation. Since March 1999, Mr. Mitchell has served as a director of Texas Capital Bancshares, Inc. a bank holding company. Mr. Mitchell has served on the Board of Directors of the National Association of Theatre Owners since 1991. Mr. Mitchell has been engaged in the motion picture exhibition business for nearly 45 years.

     Tandy Mitchell has served as Vice Chairman of the Board since March 1996, as a Director since April 1992, as Executive Vice President since October 1989 and as Secretary since our inception in 1987. Mrs. Mitchell was General Manager of the theatre division of a predecessor corporation from 1985 to 1987. From 1978 to 1985, Mrs. Mitchell was employed by Southwest Cinemas Corporation, most recently as Director of Operations. Mrs. Mitchell is the wife of Lee Roy Mitchell and sister of Walter Hebert, III.

     Alan Stock has served as President since March 1993, as a Director since April 1992 and as Chief Operating Officer since March 1992. Mr. Stock was Senior Vice President from October 1989 to March 1993. Mr. Stock was General Manager from our inception in 1987 to March 1992. Mr. Stock was employed by the theatre division of a predecessor corporation from January 1986 to December 1987 as Director of Operations. From 1981 to 1985, he was employed by Consolidated Theaters, most recently as District Manager.

     Robert Copple has served as Senior Vice President, Treasurer and Chief Financial Officer since August 2000 and as a Director since September 2001. Mr. Copple was acting Chief Financial Officer from March 2000 to August 2000. From August 1997 to March 2000, Mr. Copple was President of PBA Development, Inc., an investment management and venture capital company. From June 1993 to July 1997, Mr. Copple was our Director of Finance. Prior to joining our company, Mr. Copple was a Senior Manager with Deloitte & Touche, LLP where he was employed from 1982 to 1993.

     Robert Carmony has served as Senior Vice President -- Operations since July 1997, as Vice President -- Operations since March 1996 and as Director of Operations since June 1988. Prior to joining our company, Mr. Carmony was owner of O.C. Enterprises, a software development firm, from 1986 to 1988. Prior to forming his own software company, Mr. Carmony worked for Plitt-Cineplex Odeon theatres from 1985 to 1986. He worked as a Systems Analyst for Electronic Data Systems (EDS) from 1984 to 1985.

     Tim Warner has served as President of Cinemark International, L.L.C. since April 1996. From 1990 to 1996, Mr. Warner served as Chairman/CEO of the National Association of Theatre Owners of California and General Chairman of NATO/Showest. From 1970 to 1989, Mr. Warner was General Manager/President/Owner of Theatre Operator Inc. and President of Warner Marketing Inc. Mr. Warner has served on the Board of Directors of the National Association of Theatre Owners since 1982 and is currently the Chairman of the National Association of Theatre Owners International Committee. He has been active in the theatre industry for over 35 years.

     Margaret Richards has served as Vice President -- Real Estate since March 1994 and as a Vice President and Assistant Secretary since October 1989. Ms. Richards has been Director of Leasing since our inception in 1987 and was employed by the theatre division of a predecessor corporation in its real estate department from August 1986 to December 1987.

     John Lundin has served as Vice President -- Film Licensing since September 2000, as Head Film Buyer from September 1997 to September 2000 and was a film buyer from September 1994 to September 1997. Prior to joining our Company, Mr. Lundin was Vice President -- General Sales Manager of Cannon Pictures. He has also held the positions of Vice President -- Assistant General Sales Manager for Columbia Pictures and Head Film Buyer for Litchfield Theatres. Mr. Lundin has nearly 30 years of experience in the motion picture exhibition business.

     Walter Hebert, III has served as Vice President -- Purchasing since July 1997 and was the Director of Purchasing from October 1996 until July 1997. From December 1995 until October 1996, Mr. Hebert was the President of 2 Day Video, Inc., a 21-store video chain that was our subsidiary. Prior to joining our company, Mr. Hebert worked for Dillards Department Stores from 1973 to 1993, serving as a Divisional Merchandise Manager in the Arkansas Division from 1981 until 1993. Mr. Hebert is the brother of Tandy Mitchell.

     Don Harton has served as Vice President -- Construction since July 1997. From August 1996 to July 1997, Mr. Harton was Director of Construction. Prior to joining our company in August 1996, Mr. Harton was an architect with Urban Architecture, where he was employed from October 1983 until July 1996.

     Michael Cavalier has served as Vice President -- General Counsel since July 1999 and Assistant Secretary since December 2002. From July 1997 to July 1999, Mr. Cavalier was General Counsel of the Company and from July 1993 to July 1997 was Associate General Counsel. Prior to joining our company in July 1993, Mr. Cavalier was an associate attorney at the Dallas office of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

     Terrell Falk has served as Vice President -- Marketing and Communications since April 2001. From March 1998 to April 2001, Ms. Falk was Director of Large Format Theatres, overseeing the marketing and operations of our company's IMAX theatres. From March 1995 until joining our Company, she was Vice President of Marketing for JQH Film Entertainment, a large format film production and distribution company, where she was responsible for film marketing, distribution and production. Prior to this, Ms. Falk was Director of Marketing for the Houston Museum of Natural Science and Wortham IMAX Theatre from February 1982 to April 1995.

     W. Bryce Anderson has served as a Director since June 1992. Mr. Anderson is currently Chairman of the Board of Ennis Paint, Inc., an industrial paint and plastics manufacturer, and is also Chairman of the Board and CEO of Shawnee Steel Company. Mr. Anderson has been Chairman of the Board of Directors of Ennis Steel Industries, Inc., a steel fabricator, since 1980 and past Chairman of the Board of Directors of Reflex Glass Bead Co., Inc., a manufacturer of glass beads. Mr. Anderson was Chairman of the Board of Centerline Industries, Inc., an industrial paint manufacturer, from January 1989 to December 1992. From 1976 to 1989, Mr. Anderson was Chairman of the Board of Directors and Chief Executive Officer of Ennis Paint Manufacturing, Inc., an industrial paint manufacturer.

     Heriberto Guerra, Jr. has served as a Director since December 1993. Mr. Guerra is vice president -- legislative and constituency affairs for SBC. Mr. Guerra began his career with Southwestern Bell in 1978 and has progressed through a number of positions in customer services and external affairs. He also served as managing director -- corporate development of SBC Communications Inc. and as president of Southwestern Bell International Development. Prior to that, he served in an owner or manager capacity for various hotel, restaurant and movie theatre businesses in Texas. Mr. Guerra is also a director of Cinemark Mexico (USA), Inc., The Congressional Hispanic Caucus Institute, The Cuban American National Council, Inc., UTSA Development Board, El Centro del Barrio of San Antonio, Adelante! a U.S. Education Leadership Fund, SAMMinistries, M.T.C., Inc., the Humane Society/SPCA of San Antonio and Bexar County, Rosa Verde Family Health Group and Meport. He served as Chairman in 2000 for the San Antonio Hispanic Chamber of Commerce. He also serves on the Advisory Boards for Laredo National Bank and Conceptual MindWorks, Inc. and sits on the executive committee for the Free Trade Alliance of San Antonio. Mr. Guerra is also a member of The United States Hispanic Chamber of Commerce Senior Executive Council Advisory Board as well as a trustee for the University of Texas-Pan American Foundation.

     James Stern has served as a Director since March 1996. Mr. Stern has been Chairman of The Cypress Group L.L.C. ("Cypress Group") since its formation in April 1994. Prior to joining the Cypress Group, Mr. Stern spent his entire career with Lehman Brothers, an investment banking firm, most recently as Head of the Merchant Banking Group. He served as Head of Lehman's High Yield and Primary Capital Markets Groups and was Co-Head of Investment Banking. In addition, Mr. Stern was a member of the firm's Operating Committee. Mr. Stern also serves on the Board of Directors of Amtrol, Inc., WESCO International, Inc. and Lear Corporation.

     Denny Rydberg has served as a Director since July 1997. Mr. Rydberg has been President of Young Life since July 1993. Prior to joining Young Life, Mr. Rydberg was Director of University Ministries at University Presbyterian Church, Vice President of Youth Specialties and Director of Operations for Inspirational Films.

     William Spiegel has served as a Director since September 2001. Mr. Spiegel is a Managing Director with The Cypress Group. He has been with the Cypress Group since its formation in 1994. Prior to joining the

Cypress Group, he was a member of the Merchant Banking Group at Lehman Brothers. Over the course of his career, he has worked on private equity transactions in a wide range of industries. Mr. Spiegel currently manages the Cypress Group's efforts in the healthcare and financial services industries. Mr. Spiegel has been actively involved with us since March 1996. Mr. Spiegel is also a Director of Catlin Westgen Group, Ltd., Medpointe Inc. and Montpelier Re Holdings Ltd.

EXECUTIVE COMPENSATION

     The following table sets forth certain information with respect to compensation for the last three fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000, respectively, earned by our chief executive officer and our from other most highly compensated executive officers as of December 31, 2002. In this prospectus, we refer to these individuals as our named executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                                                     COMPENSATION
                                      ANNUAL COMPENSATION               AWARDS
                               ---------------------------------     ------------
                                                                      SECURITIES
                                                                      UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION    YEAR   SALARY(1)($)     BONUS($)      OPTIONS/SAR    COMPENSATION(2)($)
---------------------------    ----   ------------     ---------     ------------   ------------------
Lee Roy Mitchell.............  2002     572,870          975,000(6)         --           124,309(3)
  Chairman of the Board and    2001     474,516        1,525,484(7)         --           223,285(4)
  Chief Executive Officer      2000     431,378              -0-            --            12,450(5)
Alan Stock...................  2002     384,658          230,795(6)         --             9,750(8)
  President and Chief
     Operating                 2001     366,341          198,899(7)         --           267,308(9)
  Officer                      2000     342,375           79,804(10)        --             7,875(8)
Tim Warner...................  2002     311,929          187,157(6)         --             9,750(8)
  President -- Cinemark        2001     297,075          161,291(7)         --           336,445(11)
  International                2000     277,640           64,715(10)        --             7,875(8)
Robert Copple................  2002     280,875          168,525(6)         --             9,750(8)
  Senior Vice President and    2001     267,500          145,235(7)    154,000(13)       138,274(15)
  Chief Financial Officer(12)  2000     250,000(14)       58,272(10)        --                --
Robert Carmony...............  2002     270,775          162,465(6)         --             9,750(8)
  Senior Vice President --     2001     257,881          140,012(7)         --           225,827(16)
  Operations                   2000     241,010           56,177(10)        --             7,875(8)

---------------

 (1) Amounts shown include cash and non-cash compensation earned and received by executive officers as well as amounts earned but deferred at the election of those officers.

 (2) All other compensation relating to stock or stock options gives effect to the share exchange agreement dated May 17, 2002, and a subsequent related reverse stock split, pursuant to which shares of our Class B common stock, and options to purchase shares of our Class B common stock were exchanged for 220 shares and options to purchase shares of Class A common stock of Cinemark, Inc.

 (3) Represents a $2,800 annual contribution to our 401(k) savings plan, $22,665 representing the value of the use of a company vehicle for one year and $98,844 of life insurance premiums paid by us for the benefit of Mr. Mitchell.

 (4) Represents a $1,950 annual contribution to our 401(k) savings plan, $15,940 representing the value of the use of a company vehicle for one year, $98,844 for 2001 life insurance premiums and $106,551 for 2000 life insurance premiums and interest on such premiums paid in 2001 by us for the benefit of Mr. Mitchell.

 (5) Represents a $1,950 annual contribution to our 401(k) savings plan and $10,500 representing the value of the use of a company vehicle for one year.

 (6) Bonuses were earned in 2002 but were paid in 2003.

 (7) Bonuses were earned in 2001 but were paid in 2002.

 (8) Represents annual contribution to our 401(k) savings plan.

 (9) Represents a $4,590 annual contribution to our 401(k) savings plan, $156,194 of compensation relating to the value of stock options exercised for 104,500 shares of Class A common stock of Cinemark, Inc. over the $0.0045 per share exercise price and a $106,524 reimbursement for estimated tax obligations incurred upon the exercise of such stock options.

(10) Bonuses were earned in 2000 but were paid in 2001.

(11) Represents a $4,590 annual contribution to our 401(k) savings plan, $197,298 of compensation relating to the value of stock options exercised for 132,000 shares of Class A common stock of Cinemark, Inc. over the $0.0045 per share exercise price and a $134,557 reimbursement for estimated tax obligations incurred upon the exercise of such stock options.

(12) Mr. Copple joined our company in March 2000.

(13) In October 2001 we granted Mr. Copple options to purchase an aggregate of 250 shares of Class B common stock under the Cinemark Nonqualified Stock Option Plan at an exercise price of $1.00 per share. On the date of grant, our Class B common stock had a market value of $330 per share. These options were immediately vested and such options were exercised by Mr. Copple. See Footnote 15. In December 2001, we granted Mr. Copple options to purchase 450 shares of Class B common stock at an exercise price of $330 per share. We believed that on the date of grant, the Class B common stock had a market value of $330 per share. After giving effect to the share exchange agreement dated May 17, 2002 and a reverse stock split pursuant to which each outstanding share, and each outstanding option to purchase our shares, of Class B common stock were exchanged for 220 shares, and options to purchase shares, of Class A common stock of Cinemark, Inc., Mr. Copple's option grants equaled (i) 55,000 shares at an exercise price of $0.0045 per share and (ii) 99,000 shares at an exercise price of $1.50 per share. Additionally, in connection with the proposed initial public offering of our parent, Cinemark, Inc.'s, common stock in 2002 and Staff Accounting Bulletin Topic 4.D., Cinemark, Inc. revised the market value of a share of the Class A common stock of Cinemark, Inc. as of December 2001 to $11.45 per share, which exceeded the option price of $1.50 per share by $9.95 per share. These options vest 20% per year for five years.

(14) Represents Mr. Copple's annualized salary. Mr. Copple was acting Chief Financial Officer from March 2000 to August 2000 and became Senior Vice President and Chief Financial Officer in August 2000.

(15) Represents $82,208 of compensation relating to the value of stock options exercised for 55,000 shares of Class A common stock of Cinemark, Inc. over the $0.0045 per share exercise price and a $56,066 reimbursement for estimated tax obligations incurred upon the exercise of such stock options.

(16) Represents a $4,590 annual contribution to our 401(k) savings plan, $131,532 of compensation relating to the value of stock options exercised for 88,000 shares of Class A common stock of Cinemark, Inc. over the $0.0045 per share exercise price and an $89,705 reimbursement for estimated tax obligations incurred upon the exercise of such stock options.

                     OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

     There were no Options/SAR grants to the named Executive Officers for the fiscal year ended December 31, 2002.

   AGGREGATED OPTIONS/SAR EXERCISED IN LAST FISCAL YEAR AND FY-END OPTION/SAR
                                     VALUES

                                                             NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED            IN-THE-MONEY
                               SHARES                            OPTIONS/SARS                 OPTIONS/SARS
                             ACQUIRED ON      VALUE              AT FY-END(#)                 AT FY-END($)
NAME                         EXERCISE(#)   REALIZED($)   EXERCISABLE/UNEXERCISABLE(1)   EXERCISABLE/UNEXERCISABLE
----                         -----------   -----------   ----------------------------   -------------------------
Lee Roy Mitchell...........       --            --                         --                       --
Alan Stock.................       --            --              52,800/13,200                       --(2)
Tim Warner.................       --            --              52,800/13,200                       --(2)
Robert Copple..............       --            --              19,800/79,200                       --(2)
Robert Carmony.............       --            --              52,800/13,200                       --(2)

---------------

(1) The options give effect to the share exchange agreement dated May 17, 2002, and a subsequent related reverse stock split, pursuant to which shares of our Class B common stock and options to purchase shares of our Class B common stock were exchanged for 220 shares and options to purchase shares of Class A common stock of Cinemark, Inc.

(2) Cinemark, Inc. has the right to call the shares issued or issuable upon exercise of the options for terminating employees. The call price is equal to the fair market value of the common stock.

EMPLOYMENT AGREEMENTS

     On June 19, 2002, Cinemark, Inc., our parent company, entered into executive employment agreements with each of Lee Roy Mitchell, Alan W. Stock, Tim Warner, Robert Copple and Robert Carmony, pursuant to which Messrs. Mitchell, Stock, Warner, Copple and Carmony serve, respectively, as our Chairman and Chief Executive Officer, President and Chief Operating Officer, Senior Vice President and President of Cinemark International, L.L.C., Senior Vice President and Chief Financial Officer and Senior Vice

President -- Operations. The initial term of each employment agreement is three years, subject to automatic extensions for a one-year period at the end of each year of the term, unless the agreement is terminated. Pursuant to the employment agreements, each of these individuals receives a base salary, which is subject to annual review for increase (but not decrease) each fiscal year by the board of directors, in the following amounts for fiscal year 2002: Lee Roy
Mitchell -- $650,000, Alan W. Stock -- $384,658, Tim Warner -- $311,929, Robert
Copple -- $280,875 and Robert Carmony -- $270,775. In addition, each of these executives is eligible to receive an annual incentive cash bonus ranging from 20% to 60% of base salary (or up to 150% in the case of Mr. Mitchell) upon our company meeting certain financial performance goals established by the board of directors for the fiscal year. Mr. Mitchell is also entitled to additional fringe benefits including life insurance benefits of not less than $5 million, disability benefits of not less than 66% of base salary, a luxury automobile and a membership at a country club.

     In the event of a change of control, each named executive, other than Mr. Mitchell, will be entitled to receive, as additional benefits, a cash lump sum equal to: his respective accrued compensation (which includes base salary and a pro rata bonus) and benefits, base salary for the balance of the term, an amount equal to the most recent annual bonus received by such executive multiplied by the number of years remaining on his term, and the value of his employee benefits for the balance of his term. In addition, each named executive's equity-based or performance-based awards will become fully vested and exercisable upon the change of control in accordance with the terms of the applicable plan or agreement.

     The employment agreement with each named executive also provides for severance payments upon termination of employment, the amount and nature of which depends upon the reason for the termination of employment. For example, if such executive resigns for good reason (which, in the case of Mr. Mitchell, includes failure to be elected to serve as our chairman) or is terminated by Cinemark, Inc. without cause (as defined in the agreement), the executive will receive his respective accrued compensation (which includes base salary and a pro rata bonus) and benefits and an amount determined by multiplying his annual base salary and the most recent annual bonus by the number of years remaining on his term. Each such executive's equity-based or performance-based awards will become fully vested and exercisable upon such termination or resignation. Each named executive will also have an option to receive the one-year value, and in the case of Mr. Mitchell, the five-year value of his employee benefits. Alternatively, these executives may choose to continue to participate in Cinemark, Inc.'s benefit plans and programs on the same terms as other similarly situated active employees for a one-year period, and in the case of Mr. Mitchell, for a five-year period from the date of such resignation or termination. Mr. Mitchell will also be entitled, for a period of five years, to office space and related expenses upon his resignation for good reason or termination without cause and to tax preparation assistance upon termination of his employment for any reason.

     On June 19, 2002, Cinemark, Inc. also entered into an executive employment agreement with Tandy Mitchell, our director and wife of Lee Roy Mitchell, pursuant to which Mrs. Mitchell serves as Executive Vice President. The employment agreement with Mrs. Mitchell provides for a base salary for fiscal year 2002 of $250,000 per year upon substantially the same terms, including, without limitation, bonus, change of control and severance provisions, as the employment agreements with the named executives listed above, other than Mr. Mitchell, except: Mrs. Mitchell is entitled to life insurance benefits of not less than $1 million during the term of her employment, a luxury automobile and tax preparation assistance for a period of five years upon termination of her employment for any reason.

     The employment agreement with each executive, other than Mr. and Mrs. Mitchell, also includes a non-solicitation provision with respect to employees, customers and suppliers of our company for a one-year period following the termination of such person's employment with our company, plus a provision requiring such executive to execute a release as a condition of the executive's severance benefits.

401(K) Plan

     We sponsor a defined contribution savings plan, or 401(k) Plan, whereby certain employees may elect to contribute, in whole percentages between 1% and 15% of such employee's compensation, provided no employee's elective contribution shall exceed the amount permitted under Section 402(g) of the Internal

Revenue Code of 1986, as amended ($11,000 in 2002). We may make an annual discretionary matching contribution. For Plan years prior to 2002, our discretionary matching contribution is subject to vesting and forfeiture. Our discretionary matching contributions vest to individual accounts at the rate of 20% per year beginning two years from the date of employment. Employees are fully vested in the discretionary matching contributions after six years of employment. For plan years beginning in 2002, our discretionary matching contribution is subject to immediate vesting.

STOCK OPTION PLANS

EMPLOYEE STOCK OPTION PLAN

     In October 2001, we granted options to purchase 258 shares of our Class B common stock with an exercise price of $1.00 per share. We believe that the market value of a share of our Class B common stock on the date of grant exceeded the option exercise price by $329 per share. These options were immediately vested and exercised which resulted in $84,882 of compensation expense being recorded at that time. In October 2001, the vesting period of all remaining unvested options under the plan was accelerated and the options were exercised prior to year end. We recognized additional compensation expense of approximately $185,000 for this accelerated vesting. During 2001, there were 4,911 options exercised and 1,485 options forfeited. In connection with the proposed initial public offering of our parent company, Cinemark, Inc., each share and option to purchase shares of our Class B common stock was exchanged for 220 shares and options to purchase shares of the Class A common stock of Cinemark, Inc., pursuant to a share exchange agreement dated May 17, 2002 and a subsequent reverse stock split. No shares remain available for issuance under this plan and there were no outstanding options to purchase shares of the Class A common stock of Cinemark, Inc. under this plan as all outstanding options were either exercised or forfeited in 2001.

INDEPENDENT DIRECTOR STOCK OPTIONS

     We have granted our independent directors options to purchase up to an aggregate of 800 shares of our Class B common stock at an exercise price of $1.00 per share. The options vest five years from the date of grant and expire ten years from the date of grant. A director's unvested options are forfeited if the director resigns or is removed from the board of directors.

     During 2001, 200 director options were exercised and no director options were granted or forfeited. In connection with the proposed initial public offering of our parent company, Cinemark, Inc., each share and option to purchase shares of our Class B common stock was exchanged for 220 shares, and options to purchase shares, of the Class A common stock of Cinemark, Inc., pursuant to a share exchange agreement dated May 17, 2002 and a subsequent reverse stock split. Additionally, Cinemark, Inc. in connection with the proposed initial public offering of its common stock and under Staff Accounting Bulletin Topic 4.D., revised the market value as of December 31, 2001 of shares and options to purchase shares of Class A common stock of Cinemark, Inc. to $11.45 per share, which exceeded the option price of $1.50 per share by $9.95 per share. As of December 31, 2002, there were outstanding options to purchase 132,000 shares of the Class A common stock of Cinemark, Inc. at an exercise price of $0.0045 per share issued to our independent directors.

LONG TERM INCENTIVE PLAN

     In November 1998 our board of directors adopted, and in February 1999 our shareholders approved, a Long Term Incentive Plan under which a committee appointed by the board of directors, in its sole discretion, may grant employees incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, performance units, performance shares or phantom stock. In connection with the share exchange with Cinemark, Inc., wherein Cinemark, Inc. assumed all of the obligations under the Long Term Incentive Plan, the Long Term Incentive Plan was amended and restated effective May 17, 2002, subject to the approval of Cinemark, Inc.'s stockholders. The current plan contains terms regarding options and other awards that are substantially similar to the terms of the predecessor plan, except that pursuant to the current plan non-employee directors and consultants may, if the compensation committee of the board of directors of

Cinemark, Inc. so determines, receive non-qualified options to purchase shares of Class A common stock of Cinemark, Inc. or other types of awards under the plan, excluding incentive stock options.

     Up to an aggregate of 2,154,680 shares of Class A common stock of Cinemark, Inc. have been reserved for issuance under the plan. The compensation committee has the discretion, among other things, to determine the individuals who are eligible to receive awards, the type of awards that will be made under the plan and to set the exercise price, the vesting schedule and the term, up to ten years, of the options. All options currently issued under the Long Term Incentive Plan vest at the rate of one-fifth of the total award per year beginning one year from the date of grant, subject to acceleration by the compensation committee. With respect to any future grants under the plan, the compensation committee may provide that an option will be immediately vested and exercisable and that upon exercise, the option holder will receive restricted shares subject to vesting restrictions.

     In December 2001, we granted options to purchase 1,525 shares of Class B common stock with an exercise price of $330 per share. We believed that the market value of a share of Class B common stock on the date of grant was $330 per share. In 2001, there were no options exercised and 525 options of our Class B common stock were forfeited under the Long Term Incentive Plan. In connection with the proposed initial public offering of our Company's parent, Cinemark, Inc., each share and option to purchase shares of our Class B common stock was exchanged for 220 shares and options to purchase shares of the Class A common stock of Cinemark, Inc., pursuant to a share exchange agreement dated May 17, 2002 and a subsequent reverse stock split. Additionally, Cinemark, Inc., in connection with the proposed initial public offering of its common stock and under Staff Accounting Bulletin Topic 4.D., revised the market value as of December 2001 of a share of Class A common stock of Cinemark, Inc. to $11.45 per share which exceeded the option price of $1.50 per share by $9.95 per share. As a result, we accrued $3,338,225 for unearned compensation and began amortizing this noncash expense at a rate of $667,645 per year during the five year vesting period of the options granted. During 2002, no options were granted or exercised and 30,800 options (after giving effect to the share exchange and related reverse stock split) were forfeited. As of December 31, 2002, there were outstanding options to purchase 1,248,500 shares of Class A common stock of Cinemark, Inc. under the Long Term Incentive Plan.

     A participant's options under the Long Term Incentive Plan is forfeited if the participant's service to our company is terminated for cause. Upon termination of a participant's service, Cinemark, Inc. has a right to repurchase the participant's vested options and, prior to the listing of the shares of Class A common stock of Cinemark, Inc. on a national exchange or NASDAQ National Market, any shares of common stock of Cinemark, Inc. that were acquired pursuant to the exercise of options, at the fair market value of the share of Class A common stock of Cinemark, Inc. as determined in accordance with the plan. Upon termination of a participant's service, Cinemark, Inc. has a right to repurchase restricted shares granted to such participant under the plan. The repurchase price for the restricted shares will be the lesser of the fair market value of the share of Class A common stock of Cinemark, Inc. underlying the restricted shares or the amount the participant paid for the restricted shares.

                             PRINCIPAL STOCKHOLDERS

     All of our outstanding common stock is beneficially owned by Cinemark, Inc., through its wholly owned subsidiary CNMK Holding, Inc. The following table presents information regarding beneficial ownership of Cinemark, Inc.'s common stock as of March 31, 2003 by:

     - each person known by us to beneficially hold five percent or more of Cinemark, Inc.'s common stock;

     - each of Cinemark, Inc.'s and Cinemark USA, Inc.'s directors;

     - each of Cinemark, Inc.'s named executive officers; and

     - all of Cinemark, Inc.'s executive officers and directors as a group.

     Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock of Cinemark, Inc. subject to options that are currently exercisable or exercisable within 60 days of March 31, 2003 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership is based on 19,563,280 shares of Class A common stock and 20,949,280 shares of Class B common stock of Cinemark, Inc. issued and outstanding as of March 31, 2003. As of March 31, 2003, there were 31 holders of record of Cinemark, Inc.'s Class A common stock and 9 holders of record of its Class B common stock.

                                     CLASS A COMMON STOCK      CLASS B COMMON STOCK
                                    -----------------------   -----------------------
                                     NUMBER OF                 NUMBER OF
                                       SHARES                    SHARES                  PERCENT
                                    BENEFICIALLY   PERCENT    BENEFICIALLY   PERCENT    OF VOTING
NAMES OF BENEFICIAL OWNER(1)           OWNED       OF CLASS      OWNED       OF CLASS   POWER(2)
----------------------------        ------------   --------   ------------   --------   ---------
DIRECTORS AND EXECUTIVE OFFICERS
Lee Roy Mitchell(3)(13)...........           --        --      20,949,280     100.0%      91.5%
Tandy Mitchell(4)(13).............           --        --      17,443,140      83.3%      76.2%
James Stern(5)....................   18,160,560      92.8%             --        --        7.9%
Alan W. Stock(6)..................      157,200         *              --        --          *
Robert Copple(7)..................       96,800         *              --        --          *
Robert Carmony(8).................      140,800         *              --        --          *
Tim Warner(9).....................      140,800         *              --        --          *
Heriberto Guerra, Jr.(10).........       44,000         *              --        --          *
W. Bryce Anderson(11).............       44,000         *              --        --          *
All directors and executive
  officers as a group (18
  persons)(4)(5)(12)..............   19,229,980      96.0%     20,949,280       100%      99.7%
ADDITIONAL FIVE PERCENT
  STOCKHOLDERS
The Cypress Group L.L.C.(5).......   18,160,560      92.8%             --        --        7.9%
CGI Equities, Ltd.(13)............           --        --       7,370,000      35.2%      32.2%
Mitchell Special Trust(14)........           --        --       3,226,740      15.4%      14.1%

---------------

 * Represents less than 1%

 (1) Unless otherwise indicated, we believe the beneficial owner has both sole voting and investment powers over such shares.

 (2) Each share of Cinemark, Inc.'s Class A common stock has one vote and each share of its Class B common stock has ten votes on all matters to be voted on by stockholders. This column represents the combined voting power of the outstanding shares of Class A common stock and Class B common stock of Cinemark, Inc. held by such beneficial owner and assumes that no shares of Class B common stock have been converted into Class A common stock.

 (3) Includes 7,370,000 shares held by CGI Equities, Ltd., 3,226,740 shares held by the Mitchell Special Trust, 279,400 shares held in trust for the benefit of certain of Lee Roy Mitchell's grandchildren, 10,051,140 shares owned by Lee Roy Mitchell and 22,000 shares owned by Tandy Mitchell. Lee Roy and Tandy Mitchell are married to each other. Lee Roy and Tandy Mitchell each control the general partner of CGI Equities Ltd. Lee Roy Mitchell is the co-trustee of the Mitchell Special Trust and other trusts held for the benefit of certain of his grandchildren. Mr. Mitchell disclaims ownership of all shares other than 10,051,140 shares of Class B common stock that he owns of record.

 (4) Includes 7,370,000 shares owned by CGI Equities, Ltd.; 10,051,140 shares owned by Lee Roy Mitchell and 22,000 shares owned by Tandy Mitchell. Lee Roy Mitchell and Tandy Mitchell each control the general partner of CGI Equities Ltd. Mrs. Mitchell disclaims ownership of all shares other than 22,000 shares Class B common stock that she owns of record.

 (5) 17,263,180 shares shown as beneficially owned by The Cypress Group L.L.C. are owned of record by Cypress Merchant Banking Partners L.P. The Cypress Group L.L.C. is the general partner of Cypress Associates L.P., which is the general partner of Cypress Merchant Banking Partners L.P. 897,380 shares shown as beneficially owned by The Cypress Group L.L.C. are owned of record by Cypress Pictures Ltd. The Cypress Group L.L.C. is the general partner of Cypress Associates L.P., which is the general partner of Cypress Offshore Partners L.P., which is the parent of Cypress Pictures Ltd. James Stern is a member of The Cypress Group L.L.C. Mr. Stern disclaims beneficial ownership of the shares owned by Cypress. The address of The Cypress Group L.L.C. is 65 East 55th Street, New York, New York 10022. Under the Stockholders' Agreement among the Mitchell Group, Cypress and Cinemark, Inc., Cypress has the right to exchange all of their shares of Class A common stock for an equal number of Class B common stock. If Cypress converts its 18,160,560 shares of Class A common stock for 18,160,560 shares of Class B common stock. Cypress will have approximately 46.3% of the total voting power and the Mitchell Group will have approximately 53.4% of the total voting power.

 (6) Includes 52,800 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days of March 31, 2003.

 (7) Includes 19,800 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days of March 31, 2003.

 (8) Includes 52,800 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days of March 31, 2003.

 (9) Includes 52,800 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days of March 31, 2003.

(10) Includes 44,000 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days of March 31, 2003.

(11) Includes 44,000 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days of March 31, 2003.

(12) Includes 474,100 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days of March 31, 2003.

(13) The address of CGI Equities, Ltd. is 3900 Dallas Parkway, Suite 500, Plano, Texas 75093.

(14) The address of the Mitchell Special Trust is 3900 Dallas Parkway, Suite 500, Plano, Texas 75093.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

CERTAIN AGREEMENTS

     We manage one theatre with 12 screens for Laredo Theatre, Ltd. Lone Star Theatres, Inc. owns 25% of the limited partnership interests in Laredo Theatre, Ltd. We are the sole general partner and own the remaining limited partnership interests. Lone Star Theatres, Inc. is owned 100% by Mr. David Roberts, who is Mr. Mitchell's son-in-law. Under the agreement, management fees are paid by Laredo Theatre, Ltd. to us at a rate of 5% of theatre revenues in each year up to $50,000,000 and 3% of theater revenues in each year in excess of $50,000,000. We recorded $187,798 of management fee revenues and received dividends of $750,000 from Laredo Theatre, Ltd. in 2002. In 2002, Laredo Theatre, Ltd. distributed dividends of $250,000 to Lone Star Theatres in accordance with the terms of the limited partnership agreement. All such amounts are included in our consolidated financial statements with the intercompany amounts eliminated in consolidation.

     We managed two theatres with 11 screens for Westward Ltd. in 2002. Westward Ltd. is a Texas limited partnership of which Cinemark of Utah, Inc. is the general partner and owns a 1% interest in Westward. Ltd. Cinemark of Utah, Inc. is 100% owned by Mr. Mitchell. Mr. Mitchell also owns a 48.425% limited partner interest in Westward Ltd. Under the agreement, management fees are paid to us by Westward Ltd. at a rate of 3% of theatre revenues. We recorded $25,359 of management fee revenues from Westward Ltd. in 2002. The agreement expired in November 2002. One of the two theatres managed by us was closed by Westward Ltd. in February 2002 and the other theatre was closed by Westward Ltd. in January 2003.

     We manage one theatre with eight screens for Mitchell Theatres, Inc. Mitchell Theatres, Inc. is 100% owned by members of Mr. Mitchell's family. Under the agreement, management fees are paid to us by Mitchell Theatres at a rate of 5% of theatre revenues. We recorded $32,904 of management fee revenues from Mitchell Theatres in 2002. The term ends in November 2003. However, we have the option to renew for one or more five-year periods.

     We lease one theatre with 7 screens from Plitt Plaza joint venture. Plitt Plaza is indirectly owned by Lee Roy Mitchell. The term of the lease expires in July 2003, however we have 2 five-year renewal options. The annual rent is approximately $264,000 plus certain taxes, maintenance expenses, insurance, and a percentage of gross admission and concession receipts in excess of certain amounts. We recorded $272,175 of facility lease expense payable to Plitt Plaza joint venture during 2002.

PROFIT PARTICIPATION

     We entered into a profit participation agreement dated May 17, 2002 with Alan Stock, our President, pursuant to which Mr. Stock receives a profit interest in two recently built theatres after we have recovered our capital investment in these theatres plus our borrowing costs. Under this agreement, operating losses and disposition losses for any year are allocated 100% to us. Operating profits and disposition profits for these theatres for any fiscal year are allocated first to us to the extent of total operating losses and losses from any disposition of these theatres. Thereafter, net cash from operations from these theatres or from any disposition of these theatres is paid first to us until such payments equal our investment in these theatres, plus interest, and then 51% to the Company and 49% to Mr. Stock. In the event that Mr. Stock's employment is terminated without cause, profits will be distributed according to this formula without first allowing us to recoup our investment plus interest thereon. No amounts have been paid to Mr. Stock to date pursuant to the profit participation agreement. Upon completion of an initial public offering of Cinemark, Inc.'s common stock, we will have the option to purchase Mr. Stock's interest in the theatres for a price equal to the fair market value of the profit interest, as determined by an independent appraiser. We do not intend to enter into similar arrangements with our executive officers in the future.

STOCKHOLDERS' AGREEMENT

     Cinemark, Inc. entered into the Amended and Restated Stockholders' Agreement dated June 27, 2002 with the Mitchell Group and Cypress. Among other things, the Stockholders' Agreement provides that, subject to certain conditions and exceptions, Cinemark, Inc. must obtain the consent of Cypress for certain corporate acts including, but not limited to, amendments to our articles of incorporation, approval of annual budgets under certain circumstances, asset dispositions or acquisitions in excess of specified amounts, merger or consolidation, sale of substantially all of our assets, incurrence of indebtedness over specified amounts, certain stock redemptions or non prorata dividends, transactions with affiliates over specified amounts, certain management changes or new compensation plans, financing theatres through limited partnerships, settlements of litigation over specified amounts and issuance of common stock by private placement. The above-described provisions terminate on the earlier of (1) the public owning 25% or more of Cinemark, Inc.'s common stock, (2) Cinemark, Inc.'s merger with and into any publicly traded company or (3) four years after the date of the Stockholders' Agreement. The Stockholders' Agreement also provides that Cypress will have the right to exchange their shares of our Class A common stock for an equal number of shares of our Class B common stock. The Stockholders' Agreement also contains a voting agreement pursuant to which the Mitchell Group agrees to vote their shares of common stock to elect certain designees of Cypress to our board of directors.

     Under the Stockholders' Agreement, after the six-month period following an initial public offering of Cinemark, Inc.'s common stock, Cypress, subject to a number of conditions and limitations, may require Cinemark, Inc. to file a registration statement under the Securities Act to register the sale of shares of Cinemark, Inc.'s common stock held by them. Cinemark, Inc. may be required to file up to three registration statements. The Stockholders' Agreement also provides, subject to a number of conditions and limitations, that Cypress and the Mitchell Group have piggy-back registration rights in connection with registered offerings of Cinemark, Inc.'s shares that we initiate after the six-month period following an initial public offering of Cinemark, Inc.'s common stock. Under the Stockholders' Agreement, the selling stockholder will be required to pay all registration expenses. In addition, Cinemark, Inc. is required to indemnify Cypress and the Mitchell Group, and they in turn are required to indemnify us with respect to any information they provide, against certain liabilities in respect of any registration statement or offering covered by the Stockholders' Agreement.

     Cypress and the Mitchell Group have preemptive rights to cause Cinemark, Inc. to offer them a pro rata share of certain of our future offerings. In addition, the Stockholders' Agreement provides for certain rights and obligations among the stockholders related to share transfers by stockholders, including rights of first offer, tag-along rights and drag-along rights. If Cypress or the Mitchell Group receives an offer to purchase all or any part of their shares of our common stock, they must first offer to sell such common stock to Cinemark, Inc. and each other on substantially the same terms and conditions. In addition, if the Mitchell Group proposes to transfer their shares of Cinemark, Inc.'s common stock, Cypress may require that the third party purchaser purchase a pro rata portion of Cypress' shares of Cinemark, Inc.'s common stock. If the Mitchell Group receive a bona fide written offer from a third party purchaser to purchase all of their shares of Cinemark, Inc.'s common stock, and Cypress chooses not to exercise its first offer rights, the Mitchell Group may require Cypress affiliates to sell all of their shares of Cinemark, Inc.'s common stock to the third party purchaser.

     The Mitchell Group also agreed that in the event any corporate opportunity is presented to the Mitchell Group to acquire or enter into any significant business transaction involving the motion picture exhibition business, the Mitchell Group would submit such opportunity to our board of directors before taking any action.

INDEMNIFICATION OF DIRECTORS

     We have adopted provisions in our Articles of Incorporation and Bylaws which provide for indemnification of its officers and directors to the maximum extent permitted under the Texas Business Corporation Act. In addition, we have entered into separate indemnification agreements with each of our directors which requires us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors to the maximum extent permitted under the Texas Business Corporation Act. We have obtained an insurance policy providing for indemnification of our officers and directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

                         DESCRIPTION OF EXCHANGE NOTES

     You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the word "Company" refers only to Cinemark USA, Inc. and not to any of its subsidiaries or parent companies.

     The initial notes were, and the exchange notes will be, issued under the Indenture dated February 11, 2002, among us, the Guarantors and The Bank of New York Trust Company of Florida, N.A., as trustee, or the Indenture. The form of the exchange notes will be identical in all material respects to that of the initial notes except that the exchange notes have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer and the registration rights will not apply to the exchange notes. The exchange notes will not represent new indebtedness of the Company and will rank pari passu with the initial notes and our existing senior subordinated notes due 2008. Any provision of the Indenture which requires action by or approval of a specified percentage of holders of the outstanding notes shall require the approval of the holders of such percentage of outstanding initial notes and exchange notes, in the aggregate. Upon the effectiveness of an exchange offer registration statement or shelf registration statements, as the case may be, filed under the Securities Act with respect to the exchange notes, the Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.

     The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the exchange notes. Certain defined terms used in this description but not defined below under "Certain Definitions" have the meanings assigned to them in the Indenture.

     The registered Holder of an exchange note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the Indenture.

BRIEF DESCRIPTION OF THE NOTES AND THE SUBSIDIARY GUARANTEES

     The Notes.  The Notes:

     - are general unsecured obligations of the Company;

     - are subordinated in right of payment to all existing and future Senior Indebtedness of the Company;

     - are pari passu in right of payment with the Company's existing senior subordinated notes and all future senior subordinated Indebtedness of the Company;

     - are unconditionally guaranteed by the Guarantors on a senior subordinated basis; and

     - are structurally subordinated to all Indebtedness and other liabilities, including trade payables, of the Company's non-guarantor subsidiaries (other than Indebtedness and other liabilities owed to the Company or a Guarantor).

     The Subsidiary Guarantees. The Notes are guaranteed by each of the Company's Restricted Subsidiaries that guarantees any of the Company's or a Guarantor's Indebtedness.

     Each Subsidiary Guarantee of the Notes:

     - is a general unsecured obligation of the Guarantor;

     - is subordinated in right of payment to all existing and future Senior Indebtedness of that Guarantor; and

     - will be pari passu in right of payment with any Guarantor's guarantees of the Company's existing senior subordinated notes and any future senior subordinated Indebtedness of that Guarantor.

     As of December 31, 2002, after giving effect to this offering, our initial borrowings under the new credit facility and the application of the net proceeds thereof as set forth herein, the Company would have had:

     - total Senior Indebtedness of approximately $149.9 million;

     - senior subordinated Indebtedness (other than the Notes) of $380.2 million; and

     - no Indebtedness contractually subordinated to the Notes.

     On the same basis, the Guarantors would have had:

     - total Senior Indebtedness of approximately $149.9 million, consisting of guarantees of the Company's senior debt;

     - senior subordinated Indebtedness (other than the Subsidiary Guarantees) of $380.2 million; and

     - no Indebtedness that is contractually subordinated to the Subsidiary Guarantees.

     As indicated above and as discussed in detail below under the caption
"-- Subordination," payments on the Notes and under the Subsidiary Guarantees will be subordinated to the payment of Senior Indebtedness. The Indenture will permit us and the Guarantors to incur additional Indebtedness, including Senior Indebtedness.

     Not all of the Company's subsidiaries will guarantee the Notes. As of December 31, 2002, after giving effect to this offering, our initial borrowings under the new credit facility and the application of the net proceeds thereof as set forth herein, the Company's non-guarantor subsidiaries on a combined basis would have had approximately $52.7 million of Indebtedness and other liabilities (other than Indebtedness and other liabilities owed to the Company or a Guarantor). The Indenture will permit the Company's non-guarantor subsidiaries to incur additional Indebtedness and other liabilities. In the event of a bankruptcy, liquidation or reorganization of any of the Company's non-guarantor subsidiaries, such subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Company or any Guarantor.

     As of the date of the Indenture, all Subsidiaries of the Company will be Restricted Subsidiaries, other than the Existing Unrestricted Subsidiaries. However, under certain circumstances, the Company will be able to designate additional current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to most of the restrictive covenants set forth in the Indenture. Unrestricted Subsidiaries and certain Restricted Subsidiaries will not guarantee the Notes.

PRINCIPAL, MATURITY AND INTEREST

     The Company issued initial notes in the principal amount of $150 million on February 11, 2003. The Company may issue Additional Notes from time to time. Any offering of Additional Notes is subject to the covenant described below under the caption "-- Certain Covenants -- Limitation on Indebtedness." The Notes, including any Additional Notes subsequently issued under the Indenture, will be treated as a single class for all purposes under the Indenture, including without limitation, waivers, amendments, redemptions and offers to purchase. The Notes will mature on February 1, 2013.

     Interest on the Notes accrues at the rate of 9% per annum and is payable semiannually in arrears on February 1 and August 1 of each year, commencing August 1, 2003, to Holders of record on the immediately preceding January 15 and July 15. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest is computed on the basis of a 360-day year consisting of twelve 30-day months. Principal of, and premium, if any, and interest on, the Notes is payable at the corporate trust office of the Trustee in New York City or at the office of any Paying Agent in New York City appointed pursuant to the Indenture. At the option of the Company, payment of interest may be made by check mailed to the Holders of Notes on the applicable interest payment date at their respective addresses set forth in the register of Holders of Notes; provided that all payments with respect to Global Notes and Certificated Securities the Holders of whom have given wire transfer instructions to the Company will be required to be made by wire transfer of same day funds to the accounts in the United States specified by the Holders thereof. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

     The Trustee is Paying Agent and Registrar under the Indenture. The Company may act as Paying Agent or Registrar under the Indenture, and the Company may change the Paying Agent or Registrar without notice to the Holders of the Notes.

SUBSIDIARY GUARANTEES

     The Notes are guaranteed by each of the Company's current and future Restricted Subsidiaries that guarantees, assumes or in any other manner becomes liable with respect to any Indebtedness of the Company or any Guarantor. These Subsidiary Guarantees are joint and several obligations of the Guarantors. Each Subsidiary Guarantee is subordinated to the prior payment in full of all Senior Indebtedness of that Guarantor. The obligations of each Guarantor under its Subsidiary Guarantee are limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors -- Risks Related to the Notes and this Offering -- Under fraudulent conveyance laws, a court could void obligations under the notes or the subsidiary guarantees."

     A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless either:

          (a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the Indenture (including its Subsidiary Guarantee) and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee; or

          (b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture.

     The Subsidiary Guarantee of a Guarantor will be released:

             (i) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of the Company, if the sale or other disposition complies with the "Limitation on Asset Sales" covenant of the Indenture; or

             (ii) in connection with any sale of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of the Company, if the sale complies with the "Limitation on Asset Sales" covenant of the Indenture; or

             (iii) if the Company designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture; or

             (iv) upon the release, termination or satisfaction of the Guarantor's guarantee or assumption of certain other Indebtedness as more particularly described in the "Additional Subsidiary Guarantees" covenant of the Indenture.

SUBORDINATION

     The payment of principal of, premium, if any, and interest on, and other Obligations evidenced by, the Notes is subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter incurred.

     Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Indebtedness would be entitled to receive payment in full in cash (or U.S. dollar-denominated Cash Equivalents) of all Obligations due in respect of such Senior Indebtedness (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness) before the holders of Notes would be entitled to receive any payment of any kind or character with respect to the Notes, and until all Obligations with respect to Senior Indebtedness are paid in full in cash (or U.S. dollar-denominated Cash Equivalents), any distribution to which the holders of Notes would be entitled will be made to the holders of Senior Indebtedness; provided that, notwithstanding the foregoing, holders of Notes may receive (i) securities that are subordinated at least to the same extent as the Notes to Senior Indebtedness and any securities issued in exchange for Senior Indebtedness and (ii) payments made from the trust described under "-- Satisfaction and Discharge of Indenture; Defeasance."

     The Company also may not make any payment of any kind or character upon or in respect of the Notes (except in such subordinated securities or from the trust described under "-- Satisfaction and Discharge of Indenture; Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Indebtedness occurs and is continuing or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders of any Designated Senior Indebtedness. Payments on the Notes may and will be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in the case of a nonpayment default, upon the earlier of (i) the date on which such nonpayment default is cured or waived or (ii) 179 days after the date on which the applicable Payment Blockage Notice is received by the Trustee (unless the maturity of any Designated Senior Indebtedness has been accelerated or unless the subordination provisions of the Indenture otherwise do not permit such payment). In no event shall more than one period of payment blockage be made in any 360 consecutive day period. No nonpayment default that existed or was continuing on the date of receipt by the Trustee of any Payment Blockage Notice will be, or be made, the basis for a subsequent Payment Blockage Notice. Following the expiration of any period during which the Company is prohibited from making payments on the Notes pursuant to a Payment Blockage Notice, the Company will be obligated to resume making any and all required payments in respect of the Notes, including without limitation any missed payments.

     The Indenture further requires that the Company and the Trustee promptly notify holders of Designated Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Indebtedness. The Indenture will limit, subject to certain financial tests, the amount of additional Indebtedness, including Senior Indebtedness, that the Company and its Restricted Subsidiaries can incur. See "-- Certain Covenants -- Limitation on Indebtedness."

     The obligations of each Guarantor under its Subsidiary Guarantee are subordinated in right of payment to the obligations of such Guarantor under its Senior Indebtedness (including any guarantees constituting Senior Indebtedness and any Designated Senior Indebtedness of such Guarantor) on terms substantially similar to those described above. By reason of such subordination, in the event of the insolvency of a Guarantor, creditors of such Guarantor who are not holders of its Senior Indebtedness, including holders of its Subsidiary Guarantee, may recover less, ratably, than holders of its Senior Indebtedness.

     As of December 31, 2002, after giving effect to the offering of the initial notes and our initial borrowings under the new credit facility, the Company would have had outstanding approximately $149.9 million of Senior Indebtedness and the Guarantors would have had approximately $149.9 million of Senior Indebtedness outstanding, consisting of guarantees of the Company's Senior Indebtedness. The Notes and Subsidiary Guarantees will effectively be subordinated to Indebtedness and other liabilities of the Company's non-guarantors subsidiaries (other than Indebtedness and other liabilities owed to the Company or a Guarantor), which, on the same basis, would have aggregated $52.7 million as of December 31, 2002.

OPTIONAL REDEMPTION

     Except as specified below, the Notes are not redeemable at the option of the Company prior to February 1, 2008. Thereafter, the Notes will be redeemable, at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 calendar days' prior notice to each Holder of Notes to be redeemed, at the redemption prices (expressed as percentages of the principal amount) set forth below, plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve month period beginning on February 1 of the years indicated below:

YEAR                                                           PERCENTAGE
----                                                           ----------
2008........................................................    104.500%
2009........................................................    103.000%
2010........................................................    101.500%
2011 and thereafter.........................................    100.000%

     Notwithstanding the foregoing, prior to February 1, 2006, the Company may redeem up to 35% of the aggregate principal amount of the Notes (including any Additional Notes) originally outstanding at a redemption price of 109.000% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, with the net proceeds of one or more Equity Offerings of the Company or, if applicable, a Parent; provided that at least 65% of the aggregate principal amount of the Notes (excluding any Additional Notes) originally issued remains outstanding immediately after the occurrence of such redemption (but such unredeemed Notes may be redeemed pursuant to the optional redemption procedure described in the immediately preceding paragraph); and provided, further, that such notice of redemption shall be given not later than 30 days, and such redemption shall occur not later than 90 days, after the date of the closing of any such Equity Offering.

     Notice of redemption shall be mailed at least 30 but not more than 60 calendar days before the redemption date to each Holder of Notes to be redeemed at such Holder's registered address. The notice of redemption shall identify the Notes to be redeemed and shall state the redemption date; the redemption price and any accrued and unpaid interest; the name and address of the Paying Agent; that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price plus accrued interest; and that, unless the Company defaults in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date. If fewer than all of the Notes are to be redeemed, the Trustee shall select the Notes to be redeemed in compliance with the requirements of any applicable depositary and securities exchange requirements, or if the Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee may deem fair and appropriate and in such manner as complies with any such requirements. The Trustee shall make the selection from Notes outstanding and not previously called for redemption. Notes and portions thereof selected by the Trustee for redemption shall be in amounts of $1,000 or integral multiples of $1,000.

OPTIONAL REDEMPTION UPON A CHANGE OF CONTROL ON OR PRIOR TO FEBRUARY 1, 2008

     At any time on or prior to February 1, 2008, the Notes may also be redeemed as a whole at the option of the Company upon the occurrence of a Change of Control, upon not less than 30 nor more than 60 days' prior notice but in no event more than 90 days after the occurrence of such Change of Control, mailed by first-class mail to each Holder's registered address, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to the date of redemption (the "Change of Control Redemption Date"), except that installments of interest which are due and payable on dates falling on or prior to the applicable redemption date will be payable to the persons who were the Holders of record at the close of business on the relevant record dates.

MANDATORY REDEMPTION

     Except as set forth below under "-- Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

     Change of Control. The Indenture provides that upon the occurrence of a Change of Control, if the Company does not redeem the Notes as provided under the caption "Optional Redemption upon a Change of Control on or prior to February 1, 2008" above, the Company shall be required to make an offer (a "Change of Control Offer") to Holders to repurchase any and all of the Notes (but only in denominations of $1,000 or integral multiples of $1,000) at a purchase price (the "Change of Control Offer Price") equal to 101% of the aggregate principal amount, plus accrued and unpaid interest, if any, to the date of purchase ("Change of Control Purchase Date").

     Notice of a Change of Control Offer shall be mailed by the Company, with a copy to the Trustee, or, at the Company's option, by the Trustee (at the Company's expense) not more than 30 calendar days after the Change of Control to each Holder of the Notes at such Holder's last registered address appearing in the Register. In such notice, the Company shall describe the transaction that constitutes the Change of Control and offer to repurchase Notes pursuant to the procedures required by the Indenture and described in such notice; provided that, prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding Senior Indebtedness to permit the repurchase of Notes required by this covenant. The notice shall contain all instructions and materials necessary to enable Holders to tender Notes pursuant to the Change of Control Offer. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

     On the Change of Control Purchase Date, the Company shall (i) accept for payment Notes or portions thereof validly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent money in immediately available funds sufficient to pay the purchase price of all Notes or portions thereof so accepted, and (iii) deliver to the Trustee Notes so accepted together with an Officer's Certificate stating the Notes or portions thereof accepted for payment by the Company. If the Company complies with its obligations set forth in the immediately preceding sentence, whether or not a Default or Event of Default has occurred and is continuing on the Change of Control Purchase Date, the Paying Agent shall as promptly as practicable mail or deliver to each Holder of Notes so accepted payment in an amount equal to the purchase price, and the Company shall execute and the Trustee shall as promptly as practicable authenticate and mail or deliver to such Holder a new Note equal in principal amount to any unpurchased portion of the Note surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. Any Notes not so accepted shall be as promptly as practicable mailed or delivered by the Trustee to the Holders thereof. The Company shall publicly announce the results of the Change of Control Offer on or as promptly as practicable after the Change of Control Purchase Date. For purposes of this covenant, the Trustee shall act as the Paying Agent.

     Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

     Asset Sales. The Indenture also contains provisions in respect of offers to purchase Notes with Net Proceeds in the event of certain Asset Dispositions. See "-- Certain Covenants -- Limitation on Asset Sales."

     Credit Facility. A Change of Control will result in an event of default under the Credit Facility. An event of default under the Credit Facility could result in an acceleration of indebtedness, in which case the subordination provisions of the Notes would require payment in full of such Senior Indebtedness before repurchases or other payments in respect of the Notes. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs or a Net Proceeds Offer is required by the Indenture at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company may remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Facility. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of the Notes.

     Senior Subordinated Notes. The indentures governing the Senior Subordinated Notes provide that upon the occurrence of a Change of Control (as defined therein), the Company shall be required to make an offer to the holders of the Senior Subordinated Notes to repurchase any or all of the Senior Subordinated Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. Such event would result in an event of default under the Credit Facility.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants contained in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other terms used herein for which no definition is provided.

     "Acquired Indebtedness" of any particular Person means Indebtedness of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such particular Person or assumed by such particular Person in connection with the acquisition of assets from any other Person, and not incurred by such other Person in connection with, or in contemplation of, such other Person merging with or into such particular Person or becoming a Subsidiary of such particular Person or such acquisition.

     "Additional Notes" means 9% Senior Subordinated Notes due 2013 of the Company issued under the Indenture after the Initial Issuance Date and having identical terms and conditions to the Initial Notes or the Exchange Notes issued in exchange for the Initial Notes.

     "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

     "Applicable Premium" means, with respect to a Note at any Change of Control Redemption Date, the greater of (i) 1.0% of the principal amount of such Note, and (ii) the excess of (A) the present value at such time of (1) the redemption price of such Note at February 1, 2008 (such redemption price being described under "-- Optional Redemption") plus (2) all required interest payments due on such Note through February 1, 2008 computed using a discount rate equal to the Treasury Rate plus 0.50% per annum, over (B) the principal amount of such Note.

     "Asset Disposition" means any sale, lease, conveyance, transfer or other disposition (or series of related sales, leases, conveyances, transfers or dispositions) of any Capital Stock of a Restricted Subsidiary of the Company (whether or not upon issuance), or of any Capital Stock of Cinemark International by the Company or any Restricted Subsidiary of the Company (but not the issuance and sale of Capital Stock by Cinemark International), or of any other property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Restricted Subsidiaries, whether for cash or other consideration, other than (i) a disposition by a Restricted Subsidiary of the Company to the Company or a Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary, (ii) a disposition by the Company to a Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary, (iii) a disposition that is a Permitted Investment or a Restricted Payment not prohibited by the "Limitation on Restricted Payments" covenant (to the extent such Permitted Investment or Restricted Payment may be deemed to constitute an Asset Disposition), (iv) dispositions of inventory in the ordinary course of business, (v) a disposition that is governed by the "Consolidation or Merger" covenant, (vi) exchanges of theatre properties that comply with the requirements described in the final paragraph under "-- Certain Covenants -- Limitation on Asset Sales," provided that payment of any Other Consideration (as defined therein) shall, to the extent provided therein, be treated as an Asset Disposition, (vii) a designation of a Restricted Subsidiary as an Unrestricted Subsidiary, if the Company elects to treat such designation as an Investment and not as an Asset Disposition, (viii) a disposition by the Company or any Restricted Subsidiary of the Company to the extent such disposition constitutes a Permitted Capitalized Lease, or (ix) a disposition of Capital Stock, property or assets in a single transaction or a series of related transactions (other than dispositions of the type described in clauses (i) through (viii) above) having a Fair Market Value of less than $5 million. For purposes of this definition, "Fair Market Value" of any Capital Stock, property or other assets means the fair market value of such Capital Stock, property or other assets at the time of disposition, which in the case of any disposition or series of related dispositions having an aggregate fair market value of $2 million or more shall be determined in good faith (taking into account, without limitation, any assumption of indebtedness in connection with such disposition) by resolution of the Board of Directors of the Company. Notwithstanding any provision of the Indenture to the contrary, the expiration or non-renewal of any lease of theatre properties or equipment at the normal expiration date thereof without payment to the Company or any of its Restricted Subsidiaries of consideration therefor shall not constitute an Asset Disposition.

     "Asset Disposition Expenses" shall have the meaning assigned to such term in the definition of the term "Net Proceeds."

     "Bankruptcy Law" means Title 11, United States Code, as may be amended from time to time, or any similar federal or state law for the relief of debtors.

     "Capitalized Lease Obligations" means the capitalized amount of the rental obligations of any Person under any lease of any property (whether real, personal or mixed) which, in accordance with GAAP, is required to be capitalized on the balance sheet of such Person.

     "Capital Stock" of any Person means (i) any and all shares, interests, participations or other equivalents (however designated) of such Person's capital stock and any warrants, options and similar rights to acquire such capital stock, (ii) in the case of a partnership, partnership interests (whether general or limited) and (iii) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents" means (i) direct obligations of the United States of America or any agency thereof having maturities of not more than one year from the date of acquisition, (ii) time deposits and certificates of deposit of any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million, with maturities of not more than one year from the date of acquisition, (iii) repurchase obligations issued by any bank described in clause (ii) above with a term not to exceed 30 days, (iv) commercial paper rated at least A-1 or the equivalent thereof by S&P or at least P-1 or the equivalent thereof by Moody's, in each case maturing within one year after the date of acquisition and (v) shares of any money market mutual fund, or similar fund, in each case having assets in excess of $500 million, which invests predominantly in investments of the types described in clauses (i) through (iv) above.

     "Change of Control" means (i) the acquisition, including through merger, consolidation or otherwise, by any Person or any Persons acting together which would constitute a "group" (a "Group") for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), together with all affiliates and associates (as defined in Rule 12b-2 under the Exchange Act) thereof, of direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of (A) the outstanding shares of common stock of the Company or (B) the total voting power of all classes of Capital Stock of the Company entitled to vote generally in the election of directors;
(ii) the election by any Person or Group, together with all affiliates and associates thereof, of a sufficient number of its or their nominees to the Board of Directors of the Company such that such nominees, when added to any existing directors remaining on such Board of Directors after such election who are affiliates or associates of such Person or Group, shall constitute a majority of such Board of Directors; (iii) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act); and
(iv) the adoption of a plan
relating to the liquidation or dissolution of the Company; provided, however, that, for purposes of this definition, the terms "Person" and "Group" shall be deemed not to include (i) the Company, (ii) any Restricted Subsidiary of the Company that is a Wholly Owned Subsidiary, (iii) Lee Roy Mitchell or Tandy Mitchell, or any descendant of Lee Roy Mitchell or the spouse of any such descendant, the estate of Lee Roy Mitchell, Tandy Mitchell, any descendant of Lee Roy Mitchell or the spouse of any such descendant or any trust or other arrangement for the benefit of Lee Roy Mitchell, Tandy Mitchell, any descendant of Lee Roy Mitchell or the spouse of any such descendant (collectively, the "Mitchell Family"), (iv) any group which includes any member or members of the Mitchell Family if a majority of the Capital Stock of the Company held by such group is beneficially owned (including the power to vote such Capital Stock of the Company) by such member or members or by one or more affiliates at least 80% of the equity interests of which are owned by such member or members or (v) Cypress Merchant Banking Partners L.P. or Cypress Pictures Ltd., and provided, further, that, the term "Change of Control" shall be deemed not to include any transaction or series of transactions that results in the Capital Stock of the Company being held by one or more Persons if the beneficial ownership, direct or indirect, of the Company after such transaction or series of transactions is substantially the same as the beneficial ownership, direct or indirect, of the Company prior to such transaction or series of transactions.

     "Cinemark International" means any Foreign Unrestricted Subsidiary of the Company.

     "Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Consolidated EBITDA" of any Person means, for any period (without duplication), (i) the sum of (A) Consolidated Net Income, (B) Consolidated Interest Expense, (C) provisions for taxes based on or calculated with respect to income, (D) depreciation expense, (E) amortization expense, and (F) all other non-cash items reducing Consolidated Net Income, less all non-cash items increasing Consolidated Net Income, minus (ii) any decrease in deferred lease expenses, all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

     "Consolidated Interest Expense" of any Person means, for any period, without duplication, the total interest expense of such Person and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP, including (i) non-cash, payable-in-kind interest, (ii) interest expense attributable to capital leases, (iii) amortization of debt discount and debt issue cost (excluding related legal and accounting fees), but only with respect to transactions consummated after the Start Date, (iv) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (v) net costs under Hedging Obligations (including amortizations of discount), (vi) preferred stock dividends in respect of preferred stock of Restricted Subsidiaries of such Person, other than payable-in-kind dividends in respect of preferred stock that is not Disqualified Stock, held by Persons other than such Person or one of its Wholly Owned Subsidiaries that is a Restricted Subsidiary, and (vii) dividends in respect of Disqualified Stock of such Person, but excluding any interest expense attributable to Permitted Capitalized Leases.

     "Consolidated Net Income" of any Person means, for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, however, including, in the case of the Company and its Restricted Subsidiaries, only those management fees actually received by the Company from its Unrestricted Subsidiaries, and excluding amortization of debt discount and debt issue costs with respect to transactions consummated on or prior to the Start Date, provided that (i) accrued but unpaid compensation expenses related to any stock appreciation or stock option plans shall not be deducted until such time as such expenses result in a cash expenditure, (ii) compensation expenses related to tax payment plans implemented by the Company from time to time in connection with the exercise and/or repurchase of stock options shall not be deducted from Net Income to the extent of the related tax benefits arising therefrom, (iii) the Net Income of any Person that is not a Restricted Subsidiary of such Person or that is accounted for by such Person by the equity method of accounting shall not be included in such Consolidated Net Income, except that the Company's equity in the Net Income of any such Person for any such period or any previous period shall be so included only up to the aggregate amount of cash dividends or distributions paid to the Company or one of its Restricted Subsidiaries, and (iv) the Net Income (if positive) of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded. For purposes of this definition, "Net Income" of any Person means, for any period, the net income (or loss) of such Person determined in accordance with GAAP, excluding, however, from the determination (i) any extraordinary loss resulting from early extinguishment of debt on or prior to the Start Date, (ii) any net gain or loss from any extraordinary item (net of all related taxes, fees, costs and expenses), (iii) any net gain or loss (net of all related taxes and Asset Disposition Expenses) realized upon the sale or other disposition during such period (including without limitation dispositions pursuant to sale and leaseback transactions) of any real property, equipment or other asset of such Person, which is not sold or otherwise disposed of in the ordinary course of business, or of any Capital Stock of such Person or a Restricted Subsidiary of such Person, (iv) the cumulative effect of changes in accounting principles and (v) gains, losses or charges resulting from the application of FAS 133.

     "Consolidated Net Worth" of any Person means, as of any date, the amount which, in accordance with GAAP, would be set forth under the caption "Shareholders' Equity" (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries, less amounts attributable to Disqualified Stock of such Person or any of its Restricted Subsidiaries.

     "Consolidated Tangible Assets" of any Person means, as of any date, the amount which, in accordance with GAAP, would be set forth under the caption "Total Assets" (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries, less all intangible assets, including, without limitation, goodwill, organization costs, patents, trademarks, copyrights, franchises, and research and development costs.

     "Credit Facility" means that certain Second Amended and Restated Reducing Revolving Credit Agreement, dated as of February 12, 1998, among the Company, the financial institutions from time to time parties thereto, and Bank of America N.A., as agent for such financial institutions, and the various ancillary documents provided for therein, as the same may have been and may hereafter be amended, extended, increased, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement or agreements governing Indebtedness incurred to refinance, replace, restructure or refund such agreements in whole or in part from time to time (whether with the original agent and lenders or other agents and lenders or otherwise, and whether provided for under the original Credit Facility or otherwise).

     "Custodian" means any receiver, trustee, assignee, liquidator, sequestrator, custodian or similar official under any Bankruptcy Law.

     "Default" means any event, act or condition which is, or after notice or passage of time or both would be, an Event of Default.

     "Designated Senior Indebtedness" means (i) the Credit Facility and all Indebtedness thereunder and (ii) any other Senior Indebtedness issued after the Start Date and permitted under the Indenture, the principal amount of which is $10 million or more and that has been designated by the Company as Designated Senior Indebtedness.

     "Disqualified Stock" of any Person means any Capital Stock of such Person that, by its terms (or by the terms of any security into which it is convertible or for which it is exercisable, redeemable or exchangeable), matures, or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part (but only to the extent of such part), on or prior to the Stated Maturity of the Notes.

     "Domestic Restricted Subsidiary" means any Restricted Subsidiary of the Company that is organized under the laws of the United States, any state thereof or the District of Columbia.

     "EBITDA Ratio" of any Person means the ratio of (i) the aggregate amount of Consolidated EBITDA of such Person for the four full fiscal quarters immediately prior to the date of the transaction giving rise to the need to calculate the EBITDA Ratio (the "Determination Date") to (ii) the aggregate Consolidated Interest

Expense which such Person shall accrue during the fiscal quarter in which the Determination Date occurs and the three fiscal quarters immediately subsequent to such fiscal quarter, assuming that the Consolidated Interest Expense shall accrue on the amount of such Person's Indebtedness on the Determination Date, including any Indebtedness proposed to be incurred on such date (as though all such Indebtedness was incurred on the first day of the quarter in which the Determination Date occurred), but specifically excluding Indebtedness proposed to be repaid or defeased (or with respect to the defeasance of which a deposit satisfying the defeasance requirements of such Indebtedness has irrevocably been made) on such date (as though all such Indebtedness was repaid on the first day of the quarter in which the Determination Date occurred); provided that if during the four-quarter period referred to in clause (i) above, the Person for which the EBITDA Ratio is being determined or any of its Restricted Subsidiaries shall have acquired any assets other than assets acquired as a result of capital expenditures made in the ordinary course of business of such Person, the EBITDA Ratio of such Person as of such Determination Date shall be calculated on a pro forma basis, as if such acquisition had occurred at the beginning of such four-quarter period. For purposes of this definition, interest on Indebtedness determined on a fluctuating basis for periods succeeding the Determination Date shall be calculated as if the rate in effect on the Determination Date had been the applicable rate for the entire period, taking into account any Hedging Obligations applicable to such Indebtedness.

     "Equity Offering" means either (i) a bona fide underwritten sale to the public of Common Stock of the Company or a Parent pursuant to a registration statement (other than a Form S-8 or any other form relating to securities issuable under any employee benefit plan of the Company) that is declared effective by the Commission, or (ii) a privately negotiated sale of Common Stock of the Company or a Parent by the Company or such Parent, as the case may be, to a Person that, immediately prior to the time of such sale, is not an Affiliate of the Company or such Parent, in each case completed following the Start Date and resulting in aggregate gross proceeds to the Company or such Parent of at least $20 million; provided, that in the case of any such sale of Common Stock of a Parent, (x) the net proceeds of such sale shall be contributed within 30 days by such Parent to the Company or (y) the Parent shall use such proceeds to purchase Capital Stock of the Company that is not Disqualified Stock.

     "Exchange Notes" means any substantially identical issue of notes (other than with respect to transfer restrictions) issued in an exchange offer for the Initial Notes or any Additional Notes.

     "Existing Unrestricted Subsidiaries" means Cinemark International, L.L.C.; CNMK Brasil Investments, Inc.; TPH I, Inc.; TPH II, Inc.; TPH III, Inc.; TPH IV, Inc.; TPH V, Inc.; TPH VI, Inc.; Worldwide Invest, Inc. and their respective Subsidiaries.

     "50% Entity" shall have the meaning assigned to such term in the definition of the term "Subsidiary."

     "Foreign Subsidiary" means any Subsidiary of the Company or any Restricted Subsidiary that is not organized under the laws of the United States, any state thereof or the District of Columbia.

     "Foreign Unrestricted Subsidiary" means any Unrestricted Subsidiary of the Company which (i) is not organized under the laws of the United States, any state thereof or the District of Columbia and (ii) conducts its business operations principally outside the United States of America and Canada.

     "GAAP" means generally accepted accounting principles as applied in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are applicable as of the date of determination; provided that the definitions in the Indenture and all ratios and calculations contained in the covenants shall be determined in accordance with GAAP as in effect and applied by the Company as of the Start Date, consistently applied; provided, further, that in the event of any such change in GAAP or in any change by the Company in the way in which GAAP is applied that would result in any change in any such ratio or calculation, the Company shall deliver to the Trustee each time any such ratio or calculation is required to be determined or made, an Officer's Certificate setting forth the computations showing the effect of such change or application on such ratio or calculation.

     "guarantee" by any Person means any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of participation arrangements, by agreement to keep well, or to maintain financial statement conditions or otherwise), (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling such other Person to make payment of such Indebtedness, (iii) to supply funds to or in any other manner invest in such other Person (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered), or (iv) entered into for the purpose of assuring the obligee of such Indebtedness in any other manner of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "guarantee" shall not include (i) endorsements for collection or deposit in the ordinary course of business, and (ii) leases entered into in the ordinary course of business.

     "Guarantors" means each Restricted Subsidiary of the Company that executes and delivers the Indenture on the Initial Issuance Date as a guarantor and each other Restricted Subsidiary of the Company that thereafter guarantees the Notes pursuant to the terms of the Indenture, and their respective successors and assigns, in each case unless and until such Restricted Subsidiary is released from its obligations under its Subsidiary Guarantee pursuant to the Indenture.

     "Hedging Obligation" means any agreement, whether or not in writing, relating to any transaction that is a rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap or option, bond, note or bill option, interest rate option, forward foreign exchange transaction, cap, collar or floor transaction, currency swap, cross-currency rate swap, swaption, currency option or any other, similar transaction (including any option to enter into any of the foregoing) or any combination of the foregoing, and, unless the context otherwise clearly requires, any master agreement relating to or governing any or all of the foregoing.

     "Holder" or "Securityholder" means a Person in whose name a Note is registered on the Register.

     "Indebtedness" of any Person means, at any date, and without duplication, any obligation of such Person or its Restricted Subsidiaries for or in respect of: (i) money borrowed (whether or not for a cash consideration and whether or not the recourse of the lender is to the whole of the assets of such Person or only a portion thereof) and premiums (if any) and capitalized interest (if any) in respect thereof; (ii) any debenture, bond, note or similar instrument (whether or not issued for a cash consideration), if it would appear as a liability on a balance sheet of such Person prepared in accordance with GAAP;
(iii) any letter of credit (other than in respect of Trade Payables), bankers' acceptance or note purchase facility or any liability with respect to any recourse receivables purchase, factoring or discounting arrangement; (iv) Capitalized Lease Obligations (whether in respect of buildings, machinery, equipment or otherwise), except any such obligation that represents a Trade Payable; (v) any deferred purchase or conditional sale agreement or arrangement representing the deferred and unpaid balance of the purchase price of any property (including pursuant to financing leases), except any such balance which represents a Trade Payable; (vi) all obligations to purchase, redeem, retire, defease or otherwise acquire for value any Disqualified Stock of such Person (or any warrants, rights or options to acquire such Disqualified Stock) valued, in the case of Disqualified Stock, at the greatest amount payable in respect thereof on a liquidation (whether voluntary or involuntary), prior to the Stated Maturity of the Notes, plus accrued and unpaid dividends; (vii) preferred stock of Restricted Subsidiaries of such Person held by Persons other than such Person or one of its Wholly Owned Subsidiaries that is a Restricted Subsidiary; (viii) direct or indirect guarantees of all Indebtedness of other Persons referred to in clauses (i) through (vii) above; and (ix) all Indebtedness of the types referred to in clauses (i) through (viii) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on any asset owned by such Person or its Restricted Subsidiaries (even though such Person or its Restricted Subsidiaries have not assumed or become liable for the payment of such Indebtedness); provided, that the term "Indebtedness" shall not be deemed to include any liability for federal, state, local or other taxes owed or owing by the Company. The amount of Indebtedness of any Person or its Restricted Subsidiaries at any date shall be (without duplication) (i) the outstanding balance at such date of all unconditional Indebtedness obligations as described above and the maximum liability of any such contingent Indebtedness obligations at such date, (ii) in the case of Indebtedness of others secured by a Lien to which the property or assets owned or held by such Person or its Restricted Subsidiaries is subject, the lesser of the fair market value at such date of any property and assets subject to a Lien securing the Indebtedness of others and the amount of the Indebtedness secured, and (iii) in the case of Indebtedness of others guaranteed by such Person as described above, the lesser of the maximum amount of such guaranty and the amount of the Indebtedness guaranteed. A guaranty of Indebtedness of the Company or a Restricted Subsidiary of the Company that is permitted under the Indenture shall not constitute a separate incurrence of Indebtedness.

     "Initial Issuance Date" means February 11, 2003.

     "Initial Notes" means the $150,000,000 aggregate principal amount of 9% Senior Subordinated Notes due 2013 issued by the Company on the Initial Issuance Date.

     "Investment" means any direct or indirect advance, loan or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities issued by, any other Person, other than (i) loans or advances made to employees in the ordinary course of business not in excess of $50,000 outstanding at any time to any employee, (ii) advances to customers or suppliers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of any Person or its Subsidiaries and any securities received in settlement thereof or as a result of a bankruptcy or an insolvency proceeding, (iii) workers' compensation, utility, lease and similar deposits and prepaid expenses in the ordinary course of business, (iv) Capital Stock, bonds, notes, debentures and other assets received as a result of Asset Dispositions not prohibited by the "Limitation on Asset Sales" covenant, and (v) endorsements of negotiable instruments and documents in the ordinary course of business. In addition, (i) the fair market value of the assets (net of liabilities) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary shall constitute an Investment in such Subsidiary in such amount, if the Company has elected that such designation be deemed to be an Investment and not an Asset Disposition, and
(ii) the lesser of (A) the amount of Restricted Payments made to any Unrestricted Subsidiary or (B) the fair market value of the assets (net of liabilities) of such Unrestricted Subsidiary, in each case at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary of the Company, shall constitute a return of capital and a decrease in the amount of the Company's Investment in such Subsidiary.

     "Lien" means any mortgage, lien, pledge, security interest, conditional sale or other title retention agreement, charge or other security interest or encumbrance of any kind (including any agreement to give any security interest).

     "Marketable Equity Securities" means shares of Capital Stock of any Person that are listed on the New York Stock Exchange, the American Stock Exchange or the national market tier of the NASDAQ National Market and, upon receipt by the Company or a Restricted Subsidiary, such shares are freely tradeable under the Securities Act and applicable state securities laws and are so listed or included for trading privileges.

     "Net Proceeds" means the aggregate amount of consideration in the form of cash, Temporary Cash Investments or Marketable Equity Securities received by the Company or any of its Restricted Subsidiaries with respect to any Asset Disposition, after deducting therefrom brokerage commissions, appraisal fees, survey charges, engineering fees, title insurance premiums, legal fees, finder's fees, loan origination and similar fees, underwriting fees, investment banking fees and other similar commissions or fees, and any filing, recording or registration fees, costs and expenses, recording taxes, transfer taxes, provisions for all taxes payable as a result of such Asset Disposition, amounts required to be paid to any Person owning a beneficial interest in the assets subject to such Asset Disposition, and appropriate amounts to be provided as a reserve in accordance with GAAP against any liabilities associated with such Asset Disposition after such Asset Disposition (to the extent such reserves are not subsequently reversed), including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Disposition ("Asset Disposition Expenses"), and also less any amounts required to be applied to retire all or a portion of the Notes or Indebtedness permitted under the "Limitation on Indebtedness" covenant having the benefit of a Lien on the property or assets so transferred, to the extent, but only to the extent, that such amounts are paid by the Company or one of its Restricted Subsidiaries or are amounts for which the Company or one of its Restricted Subsidiaries is directly and not contingently liable, as the case may be, and properly attributable to the transaction in respect of which such consideration is received or to the asset that is the subject of such transaction.

     "Notes" means (1) the Initial Notes; (2) any Additional Notes and (3) any Exchange Notes.

     "Obligations" means any principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Offer" means a Change of Control Offer or Net Proceeds Offer, as the case may be.

     "Offer Purchase Date" means a Change of Control Purchase Date or Net Proceeds Purchase Date, as the case may be.

     "Parent" shall mean Cinemark, Inc., CNMK Holding, Inc. or any other Person or group of Persons created to effectuate a holding company structure for the Company and its Subsidiaries.

     "Parent Subordinated Indebtedness" means Indebtedness of the Company that is borrowed from a Parent of the Company from the proceeds of an Equity Offering by a Parent within 60 days of the incurrence of such Indebtedness which Indebtedness by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is incurred (x) is expressly made subordinate in right of payment to the Notes and (y) provides that no payment of principal, premium or interest on, or any other payment with respect to, such Indebtedness may be made prior to 91 days after the payment in full of all of the Company's obligations under the Notes.

     "Permitted Capitalized Leases" means obligations of the Company or any Restricted Subsidiary of the Company up to $50 million in the aggregate at any one time outstanding that are classified as "Capital Lease Obligations" under GAAP due to the application of Emerging Issues Task Force Regulation 97-10 or similar pronouncements and except for such regulation or pronouncement, would not constitute Capital Lease Obligations.

     "Permitted Investment" means (i) an Investment in the Company or a Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary; (ii) an Investment in a Person, if such Person or a Subsidiary of such Person will, as a result of the making of such Investment and all other contemporaneous related transactions, become a Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to the Company or a Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary; (iii) a Temporary Cash Investment; (iv) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; (v) stock, obligations or securities received in settlement of debts owing to the Company or a Restricted Subsidiary of the Company as a result of bankruptcy or insolvency proceedings or upon the foreclosure, perfection, enforcement or agreement in lieu of foreclosure of any Lien in favor of the Company or a Restricted Subsidiary of the Company; (vi) refundable construction advances made with respect to the construction of properties of a nature or type that are used in a business similar or related to the business of the Company or its Restricted Subsidiaries in the ordinary course of business; (vii) advances or extensions of credit on terms customary in the industry in the form of accounts or other receivables incurred, or pre-paid film rentals, and loans and advances made in settlement of such accounts receivable, all in the ordinary course of business; (viii) guarantees not prohibited by the "Limitation of Indebtedness" covenant; (ix) entry into and Investments in joint ventures, partnerships and other Persons engaged or proposing to engage in the indoor motion picture exhibition business, provided that (A) the Person into which such Investment is made is either a Restricted Subsidiary of the Company, or such Person or a Subsidiary of such Person will, as a result of the making of such Investment and all other contemporaneous related transactions, become a Restricted Subsidiary of the Company and (B) the amount of such Investment, valued at the time made, together with all outstanding Investments previously made pursuant to this clause (ix), valued at the respective times made, shall not exceed 10% of Consolidated Tangible Assets of the Company as of the last day of the full fiscal quarter ending immediately prior to the date of such Investment; (x) any Investment made solely with funds the payment or application of which is not restricted as described in "-- Certain Covenants -- Limitation on Restricted Payments"; (xi) Investments in the Notes and Senior Subordinated Notes; (xii) any consolidation or merger of a Restricted Subsidiary that is a Wholly Owned Subsidiary of the Company to the extent otherwise permitted under the Indenture; (xiii) payments of up to $1.5 million annually to repurchase Capital Stock of the Parent issued under the Parent's employee stock option plans; (xiv) Hedging Obligations of the Company or any of its Restricted Subsidiaries to the extent otherwise permitted under the Indenture; (xv) Investments in Cinemark International not to exceed $60 million; and (xvi) other Investments outstanding at any time not to exceed $15 million.

     "Person" means any individual, corporation, partnership, joint venture, limited liability company, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

     "Restricted Subsidiary" means (i) any Subsidiary of the Company in existence on the Start Date other than the Existing Unrestricted Subsidiaries,
(ii) any Subsidiary of the Company (other than a Subsidiary that is also a Subsidiary of an Unrestricted Subsidiary) organized or acquired after the Start Date, unless such Subsidiary shall have been designated as an Unrestricted Subsidiary by resolution of the Board of Directors as provided in and in compliance with the definition of "Unrestricted Subsidiary," and (iii) any Unrestricted Subsidiary which is designated as a Restricted Subsidiary by the Board of Directors of the Company; provided that, immediately after giving effect to the designation referred to in clause (iii), no Default or Event of Default shall have occurred and be continuing and the Company could incur at least $1.00 of additional Indebtedness under the first paragraph under the "Limitation on Indebtedness" covenant. The Company shall evidence any such designation to the Trustee by promptly filing with the Trustee an Officer's Certificate certifying that such designation has been made and stating that such designation complies with the requirements of the immediately preceding sentence.

     "Senior Indebtedness" means (i) Indebtedness under the Credit Facility and
(ii) any other Indebtedness of the Company or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred provides that it is on a parity with or subordinated in right of payment to the Notes or the Subsidiary Guarantee, as the case may be. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include (x) the Notes, the Senior Subordinated Notes, and any guarantees of the Notes and the Senior Subordinated Notes, (y) any Indebtedness of the Company to any of its Subsidiaries or other Affiliates or of any Guarantor to the Company or any of the Company's Subsidiaries or other Affiliates, or (z) any Indebtedness that is incurred in violation of the Indenture.

     "Senior Subordinated Notes" means the aggregate $275 million principal amount of the Company's 9 5/8% Senior Subordinated Notes, Series B and Series D, due 2008 and the $105 million principal amount of the Company's 8 1/2% Senior Subordinated Notes due 2008 issued under indentures dated August 15, 1996, June 26, 1997 and January 14, 1998, with The Bank of New York Trust Company of Florida, N.A., successor to U.S. Trust Company of Texas, N.A., as trustee.

     "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary of the Company that, together with its Restricted Subsidiaries, (i) for the most recent fiscal year of the Company, accounted for more than 5% of the consolidated revenues of the Company and its Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 5% of the consolidated assets of the Company and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

     "Start Date" means the Initial Issuance Date.

     "Stated Maturity" means, when used with respect to any security, the date specified in such security as the fixed date on which an amount equal to the principal of such security is due and payable.

     "Subsidiary" means, with respect to any Person, (i) a Person a majority of whose Capital Stock with voting power under ordinary circumstances to elect directors (or Persons having similar or corresponding powers and responsibilities) is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) upon designation by the Company, and until designation by the Company to the contrary, a Person, 50% of whose Capital Stock with voting power under ordinary circumstances to elect directors (or Persons having similar or corresponding powers and responsibilities) is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof (a "50% Entity"). The Company shall evidence any designation pursuant to clause (ii) of the immediately preceding sentence to the Trustee by filing with the Trustee within 45 days of such designation an Officer's Certificate certifying that such designation has been made. All references within the Indenture to designations of Unrestricted Subsidiaries as Restricted Subsidiaries or Restricted Subsidiaries as Unrestricted Subsidiaries shall be deemed to include designations of 50% Entities as Restricted Subsidiaries and Restricted Subsidiaries as 50% Entities, respectively.

     "Subsidiary Guarantee" means the guarantee of the obligations of the Company under the Indenture and the Notes.

     "Temporary Cash Investments" means any Investment in the following kinds of instruments: (A) readily marketable obligations issued or unconditionally guaranteed as to principal and interest by the United States of America or by any agency or authority controlled or supervised by and acting as an instrumentality of the United States of America if, on the date of purchase or other acquisition of any such instrument by the Company or any Restricted Subsidiary of the Company, the remaining term to maturity or interest rate adjustment is not more than two years; (B) obligations (including, but not limited to, demand or time deposits, bankers' acceptances and certificates of deposit) issued or guaranteed by a depository institution or trust company incorporated under the laws of the United States of America, any state thereof, the District of Columbia, Canada or any province or territory thereof, provided that (1) such instrument has a final maturity not more than one year from the date of purchase thereof by the Company or any Restricted Subsidiary of the Company and (2) such depository institution or trust company has at the time of the Company's or such Restricted Subsidiary's Investment therein or contractual commitment providing for such Investment, (x) capital, surplus and undivided profits (as of the date of such institution's most recently published financial statements) in excess of $100 million and (y) the long-term unsecured debt obligations (other than such obligations rated on the basis of the credit of a Person other than such institution) of such institution, at the time of the Company's or such Restricted Subsidiary's Investment therein or contractual commitment providing for such Investment, are rated in the highest rating category of both Standard & Poor's Ratings Group, a division of McGraw-Hill, Inc. ("S&P"), and Moody's Investors Service, Inc. ("Moody's"); (C) commercial paper issued by any corporation, if such commercial paper has at the time of the Company's or any Restricted Subsidiary's Investment therein or contractual commitment providing for such Investment, credit ratings of at least A-1 by S&P and P-1 by Moody's; (D) money market mutual or similar funds having assets in excess of $100 million; (E) readily marketable debt obligations issued by any corporation, if at the time of the Company's or any Restricted Subsidiary's Investment therein or contractual commitment providing for such Investment (1) the remaining term to maturity is not more than two years and (2) such debt obligations are rated in one of the two highest rating categories of both S&P and Moody's; (F) demand or time deposit accounts used in the ordinary course of business with commercial banks the balances in which are at all times fully insured as to principal and interest by the Federal Deposit Insurance Corporation or any successor thereto or any Canadian equivalent thereof; (G) demand or time deposit accounts used in the ordinary course of business with overseas branches of commercial banks incorporated under the laws of the United States of America, any state thereof, the District of Columbia, Canada or any province or territory thereof, provided that such commercial bank has, at the time of the Company's or such Restricted Subsidiary's Investment therein, (1) capital, surplus and undivided profits (as of the date of such institution's most recently published financial statements) in excess of $100 million and (2) the long-term unsecured debt obligations (other than such obligations rated on the basis of the credit of a Person other than such institution) of such institution, at the time of the Company's or any Restricted Subsidiary's Investment therein, are rated in the highest rating category of both S&P and Moody's; (H) with respect to any Foreign Subsidiary having its principal operations in Mexico only, (i) Certificados de la Tesoreria de la Federacion (Cetes), Bonos de De sarrollo del Gobierno Federal (Bondes) or Bonos Adjustables del Gobierno Federal (Adjustabonos), in each case, issued by the Mexican government; and (ii) any other instruments issued or guaranteed by Mexico and denominated and payable in pesos; provided, that, in each case, such investments under this clause (H) are made in the ordinary course of business for cash management purposes; and (I) to the extent not otherwise included herein, Cash Equivalents. In the event that either S&P or Moody's ceases to publish ratings of the type provided herein, a replacement rating agency shall be selected by the Company with the consent of the Trustee, and in each case the rating of such replacement rating agency most nearly equivalent to the corresponding S&P or Moody's rating, as the case may be, shall be used for purposes hereof.

     "Trade Payables" of any Person means accounts payable or any other indebtedness or monetary obligations to trade creditors created, assumed or guaranteed by such Person or any of its Subsidiaries in the ordinary course of business in connection with the obtaining of materials or services.

     "Treasury Rate" means the yield to maturity at the time of computation of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Release H 15 (519) which has become publicly available at least two Business Days prior to the Change of Control Redemption Date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) closest to the period from the Change of Control Redemption Date to February 1, 2008; provided, however, that if the period from the Change of Control Redemption Date to February 1, 2008 is not equal to the constant maturity of a U.S. Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of one year) from the weekly average yields of U.S. Treasury securities for which such yields are given, except that if the period from the Change of Control Redemption Date to February 1, 2008 is less than one year, the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year shall be used.

     "Unrestricted Subsidiary" means, until such time as any of the following shall be designated as a Restricted Subsidiary of the Company by the Board of Directors of the Company as provided in and in compliance with the definition of "Restricted Subsidiary," (i) each of the Existing Unrestricted Subsidiaries,
(ii) any Subsidiary of the Company or of a Restricted Subsidiary of the Company organized or acquired after the Start Date that is designated concurrently with its organization or acquisition as an Unrestricted Subsidiary by resolution of the Board of Directors of the Company, (iii) any Subsidiary of any Unrestricted Subsidiary, and (iv) any Restricted Subsidiary of the Company that is designated as an Unrestricted Subsidiary by resolution of the Board of Directors of the Company, provided that, (A) immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing and (B) any such designation shall be deemed, at the election of the Company at the time of such designation, to be either (but not both) (x) the making of a Restricted Payment at the time of such designation in an amount equal to the Investment in such Subsidiary subject to the restrictions contained in the "Limitation on Restricted Payments" covenant or (y) the making of an Asset Disposition at the time of such designation in an amount equal to the Investment in such Subsidiary subject to the restrictions contained in the "Limitation on Asset Sales" covenant. The Company shall evidence any designation pursuant to clause (ii) or
(iv) of the immediately preceding sentence to the Trustee by filing with the Trustee within 45 days of such designation an Officer's Certificate certifying that such designation has been made and, in the case of clause (iv), the related election of the Company in respect thereof.

     "U.S. Government Obligations" means securities that are (i) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian, with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

     "Voting Stock" of any Person means Capital Stock of a Person which ordinarily has voting power for the election of directors, or Persons performing similar functions, at a Person, whether at all times or only so long as no senior class of securities has voting power by reason of any contingency.

     "Weighted Average Life" means, as of any date, with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of the number of years from such date to the dates of each successive scheduled principal payment (including any sinking fund payment requirements) of such debt security multiplied by the amount of such principal payment, by (ii) the sum of all such principal payments.

     "Wholly Owned Subsidiary" of any Person means any Subsidiary of such Person all of whose Capital Stock with voting power under ordinary circumstances to elect directors (or Persons having similar or corresponding powers and responsibilities), other than directors' qualifying shares if required by applicable law, is owned by such Person (either directly or indirectly through Wholly Owned Subsidiaries).

CERTAIN COVENANTS

     Limitation on Restricted Payments. The Indenture provides that the Company shall not, and shall not permit any of the Restricted Subsidiaries of the Company to, directly or indirectly, (i) declare or pay any dividend on, or make any distribution to the holders of, any Capital Stock of the Company or a Restricted Subsidiary, other than dividends or distributions (A) from a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary or (B) payable in Capital Stock of the Company that is not Disqualified Stock; (ii) repay, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any of its Subsidiaries (other than Wholly Owned Subsidiaries of the Company that are Restricted Subsidiaries), other than a Permitted Investment; (iii) prepay, repay, redeem, defease or otherwise acquire or retire for value prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness that is subordinated in right of payment to the Notes or any Subsidiary Guarantee, other than a Permitted Investment and except (A) as permitted pursuant to clause (vii) under the second paragraph under "-- Limitation on Indebtedness", and (B) upon a change of control, as defined in and to the extent required by the indenture or other agreement or instrument pursuant to which such subordinated Indebtedness was issued, provided the Company is then in compliance with the covenant described under "-- Repurchase at the Option of Holders -- Change of Control"; or (iv) make any Investment other than a Permitted Investment or as permitted under clauses (ii) and (iii) above (the foregoing actions set forth in clauses
(i) through (iv) being referred to hereinafter as "Restricted Payments"), if at the time of any such Restricted Payment, and after giving effect thereto on a pro forma basis, (A) a Default or an Event of Default shall have occurred and be continuing or would result therefrom, (B) the Company would not be able to incur $1.00 of additional Indebtedness under the first paragraph under the "Limitation on Indebtedness" covenant or (C) the aggregate amount of all Restricted Payments declared or made after the Start Date including such Restricted Payment (the value of any such payment, if other than cash, shall be the value determined in good faith by resolution of the Board of Directors of the Company) shall exceed the sum of: (1) 50% of the aggregate Consolidated Net Income (after deducting from such Consolidated Net Income accrued but unpaid compensation expenses related to any stock appreciation or stock option plans net of tax benefits), or, in the event such aggregate Consolidated Net Income shall be a loss, minus 100% of such loss, of the Company and its Restricted Subsidiaries earned subsequent to the Start Date to the end of the fiscal quarter immediately preceding the date of such Restricted Payment (treated as a single accounting period), plus (2) the aggregate net proceeds received by the Company from the issuance or sale (other than to a Subsidiary of the Company) of Capital Stock of the Company, including any such shares issued upon exercise of any warrants, options or similar rights (other than Disqualified Stock), subsequent to the Start Date, plus (3) the aggregate net proceeds received by the Company from the issuance or sale of Indebtedness that is convertible into Capital Stock after the Start Date, to the extent that such Indebtedness is actually converted into Capital Stock (other than Disqualified Stock), plus (4) the aggregate net proceeds received after the Start Date by the Company as capital contributions to the Company (other than from a Subsidiary), plus (5) an amount equal to the net reduction in Investments resulting from payments of principal of Indebtedness, return of capital and other transfers of assets, in each case to the Company or any Restricted Subsidiary of the Company (but excluding any such amounts included in Consolidated Net Income), or from designations of Unrestricted Subsidiaries as Restricted Subsidiaries, plus (6) $15 million.

     The provisions of this covenant shall not prevent (i) the payment of any dividend within 60 calendar days after the date of its declaration if the dividend would have been permitted on the date of declaration, (ii) the repayment, redemption, acquisition or retirement for value of any Capital Stock of the Company or any of its Subsidiaries in exchange for, or out of the aggregate net proceeds of, a substantially concurrent issuance (other than to the Company or any of its Restricted Subsidiaries) of Capital Stock (other than Disqualified Stock) of the Company or a Restricted Subsidiary of the Company,
(iii) the prepayment, repayment, redemption, defeasance or other acquisition or retirement for value prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Indebtedness that is subordinated in right of payment to the Notes or any Subsidiary Guarantee, in exchange for, or out of the aggregate net proceeds of, a substantially concurrent issuance (other than to the Company or a Restricted Subsidiary) of Capital Stock (other than Disqualified Stock) of the Company or a Restricted Subsidiary of the Company,
(iv) the prepayment, repayment, redemption, defeasance or other acquisition or retirement for value prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Indebtedness that is subordinated in right of payment to the Notes or any Subsidiary Guarantee, in exchange for, or out of the aggregate net proceeds of, a substantially concurrent issuance (other than to the Company or a Restricted Subsidiary) of Indebtedness of the Company or a Guarantor that is subordinated in right of payment to the Notes or any Subsidiary Guarantee, but only if the Weighted Average Life and period of time to Stated Maturity of such new Indebtedness are each greater than the Weighted Average Life and period of time to Stated Maturity of such retired Indebtedness,
(v) the payment of any dividend or distribution to any holder of Capital Stock of a Restricted Subsidiary of the Company, other than a holder that is an Affiliate of the Company (except a holder that is an Affiliate of the Company solely by virtue of the ownership of such Capital Stock), as part of a pro rata dividend or distribution to all holders of such class or series of Capital Stock (but only the amount of such dividend or distribution paid to a Person other than the Company or a Restricted Subsidiary of the Company shall constitute a Restricted Payment), (vi) the payment of any dividend or distribution to any Parent in an amount required to satisfy any tax obligation of such Parent with respect to taxes actually incurred with respect to Parent Subordinated Indebtedness or with respect to the operations of the Company and its Subsidiaries and (vii) the payment of any dividend or distribution to any Parent in an amount equal to the ordinary, reasonable and customary operating expenses of such Parent; provided such dividend or distribution shall only be permitted so long as such Parent is a holding company with no material operations independent of its ownership interest in the Company and any other Parent. For purposes of calculating the aggregate amount of Restricted Payments made pursuant to the first sentence of the immediately preceding paragraph, payments made under this paragraph (other than under clauses (iv), (vi) and (vii) hereof) shall be included in such amount; provided that dividends paid within 60 calendar days of the date of declaration shall be deemed to be paid at the date of declaration.

     Limitation on Indebtedness. The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary of the Company to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to, any Indebtedness (collectively, an "incurrence"; with respect to any noninterest bearing or other discount Indebtedness, an "incurrence" shall be deemed to have occurred only on the date of original issuance thereof), unless, after giving effect to the incurrence of such Indebtedness and the application of the net proceeds therefrom, the EBITDA Ratio (as calculated on the Determination Date) is greater than 2.0 to 1.0; provided that if the Indebtedness which is the subject of a determination under this provision is Acquired Indebtedness, then the Consolidated EBITDA of the Company shall be determined by giving effect (on a pro forma basis, as if the transaction had occurred at the beginning of the immediately preceding four-quarter period) to both the incurrence or assumption of such Acquired Indebtedness by the Company and the inclusion in the Consolidated EBITDA of the Person whose Indebtedness would constitute Acquired Indebtedness.

     Notwithstanding the foregoing, Indebtedness may be incurred as follows: (i) Indebtedness under the Credit Facility in an aggregate principal amount not to exceed $200 million at any one time outstanding, less the aggregate amount of all permanent reductions thereto pursuant to the "Limitation on Asset Sales" covenant; (ii) Indebtedness represented by amounts due under Hedging Obligations (provided that the obligations under such Hedging Obligations are related to protection against fluctuations in interest rates, currency exchange rates, commodity prices or the exchange of nominal interest obligations, in each case, under specific contingencies, or minimization of interest rates); (iii) Indebtedness represented by property, liability and workers' compensation insurance, performance bonds (which may be in the form of letters of credit) for construction contracts let by the Company and its Restricted Subsidiaries in the ordinary course of business (provided that to the extent that such performance bonds secure Indebtedness, such Indebtedness is otherwise permitted under this covenant), surety bonds and appeal bonds (which, in each case, may be in the form of letters of credit) required in the ordinary course of business or in connection with the enforcement of rights or claims of the Company or any Restricted Subsidiary of the Company or in connection with judgments that do not result in a Default or an Event of Default; (iv) Indebtedness evidenced by the Notes (other than Additional Notes) and the Indenture and the Senior Subordinated Notes and the indentures governing the Senior Subordinated Notes and any guarantees of any of the foregoing; (v) Indebtedness owing to a Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary or to the Company; (vi) Acquired Indebtedness, provided that such Indebtedness if incurred by the Company would be in compliance with the first paragraph of this covenant;
(vii) Indebtedness issued in exchange for, or the proceeds of which are used to repay or refund or refinance or discharge or otherwise retire for value, Indebtedness of the Company or any of its Restricted Subsidiaries permitted under clauses (iv) and (vi) above, clause (viii) below and the first paragraph under this covenant ("Refinancing Indebtedness") in a principal amount not to exceed the principal amount of the Indebtedness so refinanced plus any premium and accrued interest plus customary fees, expenses and costs related to the incurrence of such Refinancing Indebtedness, provided that with respect to any Refinancing Indebtedness which refinances Indebtedness which ranks junior in right of payment to the Notes, (A) such Refinancing Indebtedness is subordinated in right of payment at least to the same extent as the Indebtedness to be refunded or refinanced if such Indebtedness had remained outstanding and (B) the Refinancing Indebtedness has a Weighted Average Life and Stated Maturity that are equal to or greater than those of the Indebtedness to be repaid or refunded or refinanced or discharged or otherwise retired for value at the time of such incurrence; (viii) Indebtedness outstanding on the Initial Issuance Date; (ix) Indebtedness of the Company or a Restricted Subsidiary of the Company to an Unrestricted Subsidiary for money borrowed, provided that such Indebtedness is subordinated in right of payment to the Notes and the Weighted Average Life of such Indebtedness is greater than the Weighted Average Life of the Notes; (x) Parent Subordinated Indebtedness; (xi) Indebtedness in respect of Permitted Capitalized Leases; and (xii) $25 million.

     Limitation on Liens. The Indenture provides that the Company shall not, and shall not permit any of the Restricted Subsidiaries of the Company to, create, incur, assume or suffer to exist any Lien upon any of its property or assets (including assets acquired after the Initial Issuance Date), except for
(i) (a) Liens incurred after the Initial Issuance Date securing Indebtedness of the Company or any Guarantor that ranks pari passu to the Notes or the Subsidiary Guarantees, as the case may be, if the Notes or the Subsidiary Guarantees, as applicable, are secured equally and ratably with such Indebtedness, and (b) Liens incurred after the Initial Issuance Date securing Indebtedness of the Company or any Guarantor that ranks junior in right of payment to the Notes or the Subsidiary Guarantees, as the case may be, if the Notes or the Subsidiary Guarantees, as applicable, are secured by a Lien on such property or assets that is senior in priority to such Liens, (ii) Liens outstanding on the Initial Issuance Date, (iii) Liens for taxes, assessments, governmental charges or claims not yet delinquent or which are being contested in good faith by appropriate proceedings, provided, that adequate reserves with respect thereto are maintained on the books of the Company or its Restricted Subsidiaries, as the case may be, in conformity with GAAP, (iv) Landlords', carriers', warehousemen's, mechanics', materialmen's, repairmen's or the like Liens arising by contract or statute in the ordinary course of business and with respect to amounts which are not yet delinquent or are being contested in good faith by appropriate proceedings, (v) pledges or deposits made in the ordinary course of business (A) in connection with leases, performance bonds and similar obligations, or (B) in connection with workers' compensation, unemployment insurance and other social security legislation, (vi) easements, rights-of-way, restrictions, minor defects or irregularities in title and other similar encumbrances which, in the aggregate, do not materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the Company or such Restricted Subsidiary, (vii) any attachment or judgment Lien that does not constitute an Event of Default, (viii) Liens securing Acquired Indebtedness, provided that such Liens attach solely to the acquired assets or the assets of the acquired entity and do not extend to or cover any other assets of the Company or any of its Restricted Subsidiaries, (ix) Liens to secure Senior Indebtedness of the Company or any Guarantor, (x) Liens in favor of the Trustee for its own benefit and for the benefit of the Holders, (xi) any interest or title of a lessor pursuant to a lease constituting a Capitalized Lease Obligation, (xii) Liens on accounts receivable and inventory or cash deposits collateralizing reimbursement obligations with respect to letters of credit, in either case securing Indebtedness permitted to be incurred under clause (i) under the second paragraph under the "Limitation on Indebtedness" covenant, (xiii) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, banker's acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (xiv) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Initial Issuance Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness incurred, in accordance with the "Limitation on Indebtedness" covenant, (1) to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (xv) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole; (xvi) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets; (xvii) any interest or title of a lessor in the property subject to any Capitalized Lease Obligation or operating lease; (xviii) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xix) Liens on property of, or on shares of stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary, provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets acquired; (xx) Liens in favor of the Company or any Restricted Subsidiary; (xxi) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xxii) Liens encumbering deposits securing Indebtedness under Hedging Obligations; (xxiii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries; (xxiv) Liens on or sales of receivables; (xxv) the rights of film distributors under film licensing contracts entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business on a basis customary in the movie exhibition industry; and (xxvi) any renewal of or substitution for any Liens permitted by any of the preceding clauses, provided that the Indebtedness secured is not increased (other than by any premium and accrued interest, plus customary fees, expenses and costs related to such renewal or substitution of Liens or the incurrence of any related refinancing of Indebtedness) nor the Liens extended to any additional assets (other than proceeds and accessions). This covenant does not authorize the incurrence of any Indebtedness not otherwise permitted by the "Limitation on Indebtedness" covenant.

     Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. The Indenture provides that the Company shall not, and shall not permit any of the Restricted Subsidiaries of the Company to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of such Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock, or pay any Indebtedness owed, to the Company or any of its Restricted Subsidiaries, (ii) make any Investment in the Company or any of its Restricted Subsidiaries, (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries or (iv) guarantee any Indebtedness of the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (A) applicable law, (B) any instrument governing Acquired Indebtedness permitted to be incurred under the "Limitation on Indebtedness" covenant which encumbrances or restrictions are not applicable to any Person or the properties or assets of any Person, other than the Person so acquired or its Subsidiaries, or the property or assets of the Person so acquired or its Subsidiaries, (C) any restrictions existing under agreements in effect on the Initial Issuance Date, (D) any restrictions with respect to a Restricted Subsidiary imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary, provided that such disposition is permitted pursuant to the "Limitation on Asset Sales" covenant,
(E) any agreement governing Indebtedness otherwise permitted under the Indenture restricting the sale or other disposition of property securing such Indebtedness if such agreement does not expressly restrict the ability of a Restricted Subsidiary to pay dividends or to make distributions, loans or advances, (F) the issuance of preferred stock by a Restricted Subsidiary or the payment of dividends thereon in accordance with the terms thereof, provided that issuance of such preferred stock is permitted pursuant to the "Limitation on Indebtedness" covenant and the terms of such preferred stock do not expressly restrict the ability of a Restricted Subsidiary to pay dividends or make any other distributions on its Capital Stock (other than requirements to pay dividends or liquidation preferences on such preferred stock prior to paying any dividends or making any other distributions on such other Capital Stock), (G) the Indenture, (H) the Credit Facility and other Senior Indebtedness, (I) supermajority voting requirements existing under corporate charters, bylaws, stockholders agreements and the like; (J) in the case of clause (iii) of this covenant, agreements (1) that restrict in a customary manner the subletting, pledging, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, or (2) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture, including, without limitation, transfer restrictions on any specific properties or assets that are subject to a sale agreement otherwise permitted pursuant to the "Limitation on Asset Sales" covenant; (K) existing under any agreement which refinances or replaces any of the agreements in the preceding clauses; provided, that the terms and conditions of any such restrictions are not materially less favorable to the Holders than those contained in the agreements refinanced or replaced; or
(L) any instrument governing Indebtedness of the Company that is (1) pari passu with the Notes and (2) otherwise permitted under the Indenture, provided that the terms and conditions of any such restrictions are not materially more restrictive than those contained in the Indenture. Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent the Company or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries.

     Limitation on Layering Debt. The Indenture provides that the Company and the Guarantors will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness of the Company or the Guarantors, as the case may be, but senior in right of payment to the Notes or the Subsidiary Guarantees, as the case may be.

     Limitation on Transactions With Affiliates. The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary of the Company to, directly or indirectly, enter into any transaction (including without limitation the purchase, sale, lease or exchange of any property or the rendering of any service) with a Person that, immediately prior to such transaction, was an Affiliate (an "Affiliate Transaction"), unless such transaction is on terms no less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arms' length transaction with an entity that is not an Affiliate; provided that continued performance under agreements as in effect on the Initial Issuance Date and described in the Offering Memorandum relating to the offering of the Initial Notes, or consummation, on the terms described in such Offering Memorandum, of transactions described herein that are not consummated prior to the Initial Issuance Date (and renewals and extensions of such agreements and transactions on terms not materially less favorable to the Holders than the terms of such original agreements and transactions), shall not be subject to such limitation.

     In addition, the Company shall not, and shall not permit any of the Restricted Subsidiaries of the Company to, enter into (i) an Affiliate Transaction involving or having an expected value of more than $2 million unless such transaction shall have been approved in good faith by resolution of the Board of Directors of the Company and such resolution provides that such Affiliate Transaction complies with the requirements of this covenant or (ii) an Affiliate Transaction involving or having an expected value of more than $15 million, unless the Company has received an opinion of a nationally recognized independent investment banking firm, accounting firm, appraisal firm or other experts of nationally recognized standing if, in each case, such firm is regularly engaged to render opinions of such type, to the effect that the transaction is fair to the Company (or, if the Company is not a party to such Affiliate Transaction, then to such Restricted Subsidiary) from a financial point of view.

     Notwithstanding anything to the contrary contained in the Indenture, the foregoing provisions shall not apply to (i) transactions between the Company and a Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary or between Wholly Owned Subsidiaries of the Company that are Restricted Subsidiaries, (ii) payments required to be made to the Company or a Restricted Subsidiary by a Subsidiary under any subsidiary management agreement, as the case may be, (iii) payments pursuant to any tax sharing agreement or arrangement among the Company and its Subsidiaries, (iv) transactions with any current or former employee, officer or director of the Company or any of its Restricted Subsidiaries pursuant to reasonable employee benefit-plans or compensation arrangements or agreements entered into in the ordinary course of business on or prior to the Start Date, or amended or created thereafter with the approval of the Board of Directors of the Company, (v) transactions with any employee of the Company pursuant to which the Company purchases or otherwise acquires Capital Stock of the Company from such employee as permitted under the "Limitation on Restricted Payments" covenant, or (vi) transactions constituting (A) a Restricted Payment not prohibited by the "Limitation on Restricted Payments" covenant and not constituting a Permitted Investment, or (B) an investment not constituting an "Investment" by reason of a specific exclusion from such definition.

     Limitation on Asset Sales. The Indenture provides that the Company shall not, and shall not permit any of the Restricted Subsidiaries of the Company to, make any Asset Disposition, unless (i) the consideration received from such Asset Disposition is at least equal to the Fair Market Value of the Capital Stock, property or other assets sold, (ii) at least 75% of the consideration received from such Asset Disposition is in the form of cash, Temporary Cash Investments or Marketable Equity Securities (the "75% Test"), provided that the amount of any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto and other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee and have a final stated maturity less than 91 days after February 1, 2013) of the Company or such Restricted Subsidiary which are assumed by the transferee, cancelled or satisfied in any Asset Disposition (other than liabilities that are incurred in connection with or in anticipation of such Asset Disposition) as a credit against the purchase price therefor shall be deemed to be cash to the extent of the amount so credited for purposes of the 75% Test, and (iii) the Company applies, or causes its Restricted Subsidiaries to apply, 100% of the Net Proceeds from any Asset Disposition to an offer (a "Net Proceeds Offer") to purchase Notes outstanding having a Net Proceeds Offer Price (as defined below) at least equal to such Net Proceeds, such Net Proceeds Offer to commence on a date not later than 360 calendar days after the date of such Asset Disposition at a purchase price (the "Net Proceeds Offer Price") equal to 100% of the principal amount thereof, plus accrued interest to the closing date of the Net Proceeds Offer (the "Net Proceeds Purchase Date"), except to the extent that such Net Proceeds have been applied either to the permanent repayment of principal and interest on Senior Indebtedness of the Company or a Guarantor or Indebtedness of the Restricted Subsidiary of the Company that is not a Guarantor that made such Asset Disposition or to the purchase of assets or businesses in the same line of business as the Company and its Restricted Subsidiaries or assets incidental thereto. Notwithstanding anything to the contrary in this covenant, the Company will not be required to make a Net Proceeds Offer with respect to any Net Proceeds from Asset Dispositions until the aggregate amount of Net Proceeds from Asset Dispositions in any period of 12 consecutive months which are not applied either to the permanent repayment of principal and interest on Indebtedness (as described above) or to the purchase of assets or businesses (as described above) exceeds $10 million. For purposes of this covenant, the principal amount of Notes for which a Net Proceeds

Offer shall be made is referred to as the "Net Proceeds Offer Amount." To the extent required by any pari passu Indebtedness, and provided there is a permanent reduction in the principal amount of such pari passu Indebtedness, the Company shall simultaneously with the Net Proceeds Offer make an offer to purchase such pari passu Indebtedness (a "Pari Passu Offer") in an amount (the "Pari Passu Offer Amount") equal to the Net Proceeds Offer Amount, as determined above, multiplied by a fraction, the numerator of which is the outstanding principal amount of such pari passu Indebtedness and the denominator of which is the sum of the outstanding principal amount of the Notes and such pari passu Indebtedness, in which case the Net Proceeds Offer Amount shall be correspondingly reduced by such Pari Passu Offer Amount.

     The Company may credit against its obligation to make a Net Proceeds Offer pursuant to the immediately preceding paragraph up to $2 million aggregate principal amount of Notes, at 100% of the principal amount thereof, which have been acquired by the Company and surrendered for cancellation after the making of the Net Proceeds Offer and which have not been used as a credit against or acquired pursuant to any prior obligation to make an offer to purchase Notes pursuant to the provisions set forth under "-- Redemption at the Option of Holders -- Change of Control" or this covenant.

     Upon notice of a Net Proceeds Offer provided to the Trustee by the Company, notice of such Net Proceeds Offer shall be mailed by the Trustee (at the Company's expense) not less than 30 calendar days nor more than 60 calendar days before the Net Proceeds Purchase Date to each Holder of Notes at such Holder's last registered address appearing in the Register. The Company shall provide the Trustee with copies of all materials to be delivered with such notice. The notice shall contain all instructions and material necessary to enable such Holders to tender Notes pursuant to the Net Proceeds Offer. If Notes in a principal amount in excess of the Net Proceeds Offer Amount are surrendered pursuant to the Net Proceeds Offer, the Company shall purchase Notes on a pro rata basis (with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of $1,000 or integral multiples of $1,000 shall be acquired).

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Net Proceeds Offer.

     On the Net Proceeds Purchase Date, the Company shall (i) accept for payment Notes or portions thereof validly tendered pursuant to the Net Proceeds Offer (on a pro rata basis if required), (ii) deposit with the Paying Agent money in immediately available funds, sufficient to pay the purchase price of all Notes or portions thereof so accepted, and (iii) deliver to the Trustee Notes so accepted together with an Officers' Certificate stating the Notes or portions thereof accepted for payment by the Company. If the Company complies with its obligations set forth in the immediately preceding sentence, whether or not a Default or Event of Default has occurred and is continuing on the Net Proceeds Purchase Date, the Paying Agent shall as promptly as practicable mail to each Holder of Notes so accepted payment in an amount equal to the purchase price, and the Company shall execute and the Trustee shall as promptly as practicable authenticate and mail or deliver to such Holder a new Note equal in principal amount to any unpurchased portion of the Note surrendered. Any Notes not so accepted shall be as promptly as practicable mailed or delivered by the Company to the Holders thereof. The Company shall publicly announce the results of the Net Proceeds Offer on or as promptly as practicable after the Net Proceeds Purchase Date. For purposes of this covenant, the Trustee shall act as the Paying Agent.

     Notwithstanding anything to the contrary contained in the Indenture, the Company or any of its Restricted Subsidiaries may engage in transactions in which theatre properties will be transferred in exchange for one or more other theatre properties; provided that if the Fair Market Value of the theatre properties to be transferred by the Company or such Restricted Subsidiary, plus the Fair Market Value of any other consideration paid or credited by the Company or such Restricted Subsidiary (the "Transaction Value") exceeds $2 million, such transaction shall require approval of the Board of Directors of the Company. In addition, each such transaction shall be valued at an amount equal to all consideration received by the Company or such Restricted Subsidiary in such transaction, other than the theatre properties received pursuant to such exchange ("Other Consideration") for purposes of determining whether an Asset Disposition has occurred. If the Other Consideration is of an amount and character such that such transaction constituted an

Asset Disposition, then the first paragraph of this "Limitation on Asset Sales" covenant shall be applicable to any Net Proceeds of such Other Consideration.

     Additional Subsidiary Guarantees. The Indenture provides that if any Restricted Subsidiary of the Company that is not a Guarantor (the "New Guarantor") guarantees, assumes or in any other manner becomes liable with respect to Indebtedness of the Company or any Guarantor (the "Other Indebtedness"), then the New Guarantor shall, within ten business days of the date of the New Guarantor's guarantee or assumption of the Other Indebtedness, execute and deliver to the Trustee a supplemental indenture satisfactory to the Trustee pursuant to which the New Guarantor shall become a Guarantor and guarantee the obligations of the Company under the Indenture and the Notes. Upon the release, termination or satisfaction of the New Guarantor's guarantee or assumption of the Other Indebtedness, the New Guarantor's Subsidiary Guarantee shall automatically be released and terminated.

     Covenant with Respect to Cinemark International and its Subsidiaries. The Indenture provides that the Company shall cause Cinemark International and its Subsidiaries on a consolidated basis to be engaged principally in the acquisition, construction and operation of indoor motion picture theatres and other activities incidental thereto outside the United States and Canada.

     Consolidation or Merger. The Indenture provides that the Company shall not consolidate with or merge with or into or sell, assign or lease all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries, taken as a whole, to any Person (other than the Company or a Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary), or permit any Person (other than a Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary) to merge with or into the Company unless: (i) the Company shall be the continuing Person, or the Person formed by such consolidation or into which the Company is merged or to which the properties and assets of the Company and its Restricted Subsidiaries taken as a whole are transferred (the "surviving entity") shall be a corporation organized and existing under the laws of the United States or any state thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture, and the Indenture shall remain in full force and effect, and (ii) immediately before and immediately after giving effect to such transaction, no Event of Default and no Default shall have occurred and be continuing, (iii) unless the applicable transaction involves the merger of a Restricted Subsidiary of the Company into the Company, the Company or, in the case of a consolidation or merger in which the Company is not the continuing Person, the surviving entity, after giving pro forma effect to such transaction could incur $1.00 of additional Indebtedness (assuming a market rate of interest with respect to such additional Indebtedness) under the first paragraph under the "Limitation on Indebtedness" covenant, and (iv) unless the applicable transaction involves the merger of a Restricted Subsidiary of the Company into the Company, immediately after giving effect to such transaction, the Consolidated Net Worth of the Company, or, in the case of a consolidation or merger in which the Company is not the continuing Person, the surviving entity, shall be equal to or greater than the Consolidated Net Worth of the Company immediately before such transaction.

     Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole in accordance with the foregoing, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of the Company under the Indenture with the same effect as if such successor corporation had been named as the Company therein; and thereafter, if the Company is dissolved following a transfer of all or substantially all of its assets in accordance with the Indenture, the Company shall be discharged and released from all obligations and covenants under the Indenture and the Notes. The Trustee shall enter into a supplemental indenture to evidence the succession and substitution of such successor Person and such discharge and release of the Company.

     Limitation on Restrictive Covenants. The Indenture provides that, notwithstanding any other provision of the Indenture, the restrictive covenants set forth in the Indenture, including, without limitation, those described under "Limitation on Restricted Payments," "Limitation on Indebtedness," "Limitation on

Transactions with Affiliates," "Limitation on Asset Sales" and "Consolidation or Merger," shall be and shall be deemed limited to the extent necessary so that the creation, existence and effectiveness of such restrictive covenants shall not result in a breach of the covenant of the indentures that govern the Senior Subordinated Notes relating to "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries."

DEFAULTS AND REMEDIES

     Under the Indenture, an "Event of Default" occurs if one of the following shall have occurred and be continuing: (i) the Company defaults in the payment of (A) the principal of (or premium, if any, on) any Notes when the same becomes due and payable at maturity, by acceleration or otherwise, (B) the redemption price on any redemption date, or (C) the Change of Control Offer Price or the Net Proceeds Offer Price on the applicable Offer Purchase Date relating to such Offer, (ii) the Company defaults in the payment of interest on any Note when the same becomes due and payable, which default continues for a period of 30 calendar days; (iii) the Company or any Subsidiary of the Company fails to comply with any of its covenants or agreements in the Notes or the Indenture (other than those referred to in clauses (i) and (ii) above) and such failure continues for 45 calendar days after receipt by the Company of a Notice of Default specifying such Default; (iv) an event of default on any other Indebtedness for borrowed money of the Company or any of its Restricted Subsidiaries having an aggregate amount outstanding in excess of $5 million which default (A) is caused by a failure to pay when due (after giving effect to any grace periods) any principal, premium, if any, or interest on such Indebtedness or (B) has caused the holders thereof to declare such Indebtedness due and payable in advance of its scheduled maturity; (v) the Company or any Significant Subsidiary of the Company pursuant to or within the meaning of any Bankruptcy Law: (A) commences a voluntary case or proceeding, (B) consents to the entry of an order for relief against it in an involuntary case or proceeding, (C) consents to the appointment of a Custodian of it or for all or substantially all of its property, (D) makes a general assignment for the benefit of its creditors, or (E) admits in writing its inability to pay its debts generally as they become due; (vi) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (A) is for relief against the Company or any Significant Subsidiary of the Company in an involuntary case or proceeding, (B) appoints a Custodian of the Company or any Significant Subsidiary of the Company or for all or substantially all of its respective properties, or (C) orders the liquidation of the Company or any Significant Subsidiary of the Company; and in each case the order or decree remains unstayed and in effect for 60 calendar days; (vii) final non-appealable judgments for the payment of money which in the aggregate exceed $10 million (net of applicable insurance coverage which is acknowledged in writing by the insurer) shall be rendered against the Company or any Significant Subsidiary of the Company by a court and shall remain unstayed or undischarged for a period of 60 calendar days; or (viii) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee.

     A Default under clause (iii) of the immediately preceding paragraph is not an Event of Default until the Trustee notifies the Company, or the Holders of at least 25% in aggregate principal amount of the Notes at the time outstanding notify the Company and the Trustee, of the Default and the Company does not cure such Default within the time specified in clause (iii) of the immediately preceding paragraph after receipt of such notice. If any Event of Default under clauses (i), (ii), (iii), (iv), (vii) or (viii) of the immediately preceding paragraph occurs and is continuing, then the Holders of at least 25% in aggregate principal amount of the Notes may declare principal of the Notes and accrued interest immediately due and payable. If any Event of Default under clauses (v) or (vi) of the immediately preceding paragraph occurs, all principal and interest on the Notes will immediately become due and payable. If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect any payment due, or to enforce the performance of any provision, under the Notes or the Indenture. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except under clauses (i) or (ii) of the immediately preceding paragraph) if it determines that withholding notice is in their interest. The Holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Trustee and to the Company, may rescind an acceleration (except an acceleration due to a default in payment of the principal of or interest on any of the Notes) upon conditions provided in the Indenture. Except to enforce the right to receive payments of principal of, or premium and interest on, the Notes when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless (i) the Holder has given to the Trustee written notice of a continuing Event of Default, (ii) Holders of at least 25% in aggregate principal amount of the Notes issued under the Indenture then outstanding have made a written request to the Trustee to pursue the remedy, (iii) such Holders have offered to provide the Trustee indemnity reasonably satisfactory to the Trustee against any loss, liability or expense, (iv) the Trustee has not complied with the request within 60 calendar days after receipt of the request and the offer of indemnity, and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the Notes then outstanding have not given the Trustee a direction which, in the opinion of the Trustee, is inconsistent with the request. The Holders of a majority in aggregate principal amount of the Notes then outstanding under the Indenture may, subject to the Trustee's being indemnified as provided in the Indenture, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines may be unduly prejudicial to the rights of another Holder or that involves the Trustee in personal liability. The Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction. Any money collected by the Trustee in respect to the Notes shall be paid out first, to the Trustee for any amounts owed to it under the Indenture, second, to the Holders for amounts due and unpaid on the Notes, and finally, if there is any balance remaining, to the Company.

     Notwithstanding the foregoing, if an Event of Default specified in clause
(iv) above shall have occurred and be continuing, such Event of Default and any consequential acceleration shall be automatically rescinded if (i) the Indebtedness that is the subject of such Event of Default has been repaid, or
(ii) if the default relating to such Indebtedness is waived or cured and if such Indebtedness has been accelerated, then the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness.

     Under the Indenture, an officer of the Company is required to certify to the Trustee in each fiscal quarter whether or not he knows of any Default or Event of Default that occurred during the prior fiscal quarter and, if applicable, describe such Default or Event of Default and the status thereof. In addition, for each fiscal year, the Company's independent certified public accountants are to provide a report, in connection with their audit examination, as to compliance by the Company with certain covenants as they relate to accounting matters.

REPORTS

     The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Trustee and the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial position and results of operations of the Company and its Subsidiaries and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to prospective investors upon request.

     The Company shall include an unaudited consolidating balance sheet and related statements of income and cash flows for the Company and its Subsidiaries, separately identifying the Restricted Group and the Unrestricted Group, in all reports containing the consolidated financial statements (which in the case of annual reports shall be audited) of the Company and its consolidated Subsidiaries which are required to be delivered by the Company to the Holders pursuant to the Indenture, including the Company's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

PAYMENTS FOR CONSENT

     The Indenture prohibits the Company and any of its Subsidiaries from, directly or indirectly, paying or causing to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the Notes unless such consideration is offered to be paid or agreed to be paid to all Holders of the Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

SATISFACTION AND DISCHARGE OF INDENTURE; DEFEASANCE

     The Indenture will be discharged and cancelled upon the delivery by the Company to the Trustee for cancellation of all the Notes or upon irrevocable deposit with the Trustee, within not more than one year prior to the maturity of the Notes, or when the Notes are to be called for redemption within one year under arrangements satisfactory to the Trustee, of funds sufficient for the payment or redemption of all the Notes. In addition, the Indenture will provide that the Company, subject to certain conditions specified below, may at any time
(i) defease and be discharged from its obligations in respect of the Notes ("Legal Defeasance") (except for certain obligations to register the transfer, substitution or exchange of Notes, to replace stolen, lost or mutilated Notes and to maintain an office or agency and the rights, obligations and immunities of the Trustee) or (ii) defease and be discharged from its obligations with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment) described under "-- Defaults and Remedies" will no longer constitute an Event of Default with respect to the Notes. Upon the occurrence of Legal Defeasance or Covenant Defeasance, the Guarantors will be discharged from their obligations in respect of the Subsidiary Guarantees.

     In order to exercise either Legal Defeasance or Covenant Defeasance, the Company must irrevocably deposit, or caused to be deposited, with the Trustee (or another trustee satisfying the requirements of the Indenture), in trust for such purpose, (i) money in an amount, (ii) U.S. Government Obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount, or (iii) a combination thereof, sufficient in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of, premium, if any, and interest on the outstanding Notes at maturity or upon redemption, together with all other amounts payable by the Company under the Indenture. Such Legal Defeasance or Covenant Defeasance will become effective 91 days after such deposit if and only if (i) no Default or Event of Default with respect to the Notes has occurred and is continuing immediately prior to the time of such deposit, (ii) no Default or Event of Default under clauses (v) and (vi) of the definition of the term "Event of Default" shall have occurred at any time in the period ending on the 91st day after the date of such deposit and shall be continuing on such 91st day, (iii) such defeasance does not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which it is bound (and, in furtherance of such condition, no Default or Event of Default shall result under the Indenture due to the incurrence of Indebtedness to fund such deposit and the entering into of customary documentation in connection therewith, even though such documentation may contain provisions that would otherwise give rise to a Default or Event of Default), and (iv) the Company has delivered to the Trustee (A)(1) in the case of Legal Defeasance, an Opinion of Counsel to the effect that (x) there has been published by the Internal Revenue Service a ruling or (y) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred, or (2) in the case of Covenant Defeasance, an Opinion of Counsel to the effect that the Holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; and (B) an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to such defeasance have been complied with. Notwithstanding the foregoing, the Company's obligations to pay principal, premium, if any, and interest, if any, on the Notes shall continue until the Internal Revenue Service ruling or Opinion of Counsel referred to in clause (iv) (A) above is provided without regard to and without reliance upon such obligations continuing to be obligations of the Company.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, neither the Registrar nor the Company is required to transfer or exchange any Note for a period of 15 days before (i) a selection of Notes to be redeemed, (ii) an interest payment date, or (iii) the mailing of notice of a Net Proceeds Offer or a Change of Control Offer.

     The registered Holder of a Note will be treated as the owner of such Note for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes, (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of, premium, if any, or interest on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, premium, if any, or interest on, the Notes, (vii) waive a redemption payment with respect to any Note, (viii) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the Indenture, except in accordance with the terms of the Indenture or (ix) make any change in the foregoing amendment and waiver provisions. In addition, any amendment to the provisions of the Indenture relating to subordination will require the consent of the Holders of at least 66 2/3% in aggregate principal amount of the Notes then outstanding if such amendment would adversely affect the rights of Holders of the Notes.

     Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company or any Guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

     Anyone who receives this prospectus may obtain a copy of the Indenture without charge by writing to Cinemark USA, Inc., 3900 Dallas Parkway, Suite 500, Plano, Texas 75093, Attention: Robert Copple.

BOOK-ENTRY, DELIVERY AND FORM

     We will issue the exchange notes in the form of one or more global notes (the "Global Exchange Note"). The Global Exchange Note will be deposited with, or on behalf of, The Depository Trust Company (the "Depository") and registered in the name of the Depository or its nominee. Except as set forth below, the Global Exchange Note may be transferred, in whole and not in part, and only to the Depository or another nominee of the Depository. You may hold your beneficial interests in the Global Exchange Note directly through the Depository if you have an account with the Depository or indirectly through organizations that have accounts with the Depository.

     The Depository has advised the Company as follows: the Depository is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and "a clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository was created to hold securities of institutions that have accounts with the Depository ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the Depository's book-entry system is also available to others such as banks, brokers, dealers and trust companies (collectively, the "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     The Company expects that pursuant to procedures established by the Depository, upon the deposit of the Global Exchange Note with the Depository, the Depository will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such Global Exchange Note to the accounts of participants. The accounts to be credited shall be designated by the initial purchasers. Ownership of beneficial interests in the Global Exchange Note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the Global Exchange Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depository (with respect to participants' interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the Global Exchange Note other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Exchange Note.

     So long as the Depository, or its nominee, is the registered holder and owner of the Global Exchange Note, the Depository or such nominee, as the case may be, will be considered the sole legal owner and holder of any related notes evidenced by the Global Exchange Note for all purposes of such notes and the Indenture. Except as set forth below, as an owner of a beneficial interest in the Global Exchange Note, you will not be entitled to have the notes represented by the Global Exchange Note registered in your name, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered to be the owner or holder of any notes under the Global Exchange Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the Global Exchange Note desires to take any action that the Depository, as the holder of the Global Exchange Note, is entitled to take, the Depository would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     We will make payments of principal of, premium, if any, and interest on notes represented by the Global Exchange Note registered in the name of and held by the Depository or its nominee to the Depository or its nominee, as the case may be, as the registered owner and holder of the Global Exchange Note.

     We expect that the Depository or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the Global Exchange Note will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Exchange Note as shown on the records of the Depository or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the Global Exchange Note held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Exchange Note for any exchange note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depository and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the Global Exchange Note owning through such participants.

     Although the Depository has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Exchange Note among participants of the Depository, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility or liability for the performance by the Depository or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

     Subject to certain conditions, the exchange notes represented by the Global Exchange Note are exchangeable for certificated notes in definitive form of like tenor in denominations of $1,000 and integral multiples thereof if:

          (1) the Depository notifies us that it is unwilling or unable to continue as Depository for the Global Exchange Note or the Depository ceases to be a clearing agency registered under the Exchange Act and, in either case, we are unable to locate a qualified successor within 90 days;

          (2) we in our discretion at any time determine not to have all the exchange notes represented by the Global Exchange Note; or

          (3) a default entitling the holders of the notes to accelerate the maturity thereof has occurred and is continuing.

     Any exchange notes that are exchangeable as described above are exchangeable for certificated notes issuable in authorized denominations and registered in such names as the Depository shall direct. Subject to the foregoing, the Global Exchange Note is not exchangeable, except for a Global Exchange Note of the same aggregate denomination to be registered in the name of the Depository or its nominee. In addition, such certificates will bear a restrictive legend (unless we determine that a restrictive legend is not required in accordance with applicable law), subject, with respect to such certificated notes, to the provisions of such legend.

SAME-DAY PAYMENT

     The Indenture requires us to make payments in respect of notes (including principal, premium and interest) by wire transfer of immediately available funds to the U.S. dollar accounts with banks in the U.S. specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address.

REGISTERED EXCHANGE OFFER; REGISTRATION RIGHTS

     Upon the closing of the offering of the initial notes, we, and the subsidiary guarantors, entered into an exchange and registration rights agreement relating to the initial notes, which provides for this exchange offer. A copy of the registration rights agreement relating to the initial notes is filed as an exhibit to the registration statement of which this prospectus is a part. Please read the section captioned "The Exchange Offer" for more details regarding the terms of the registration rights agreement relating to the initial notes and the exchange offer.

                    DESCRIPTION OF CERTAIN DEBT INSTRUMENTS

SENIOR SUBORDINATED INDENTURES

     We currently have outstanding three issues of senior subordinated notes in addition to the initial notes: (1) $200 million in 9 5/8% Series B Senior Subordinated Notes due 2008; (2) $75 million in 9 5/8% Series D Senior Subordinated Notes due 2008; and (3) $105 million in 8 1/2% Series B Senior Subordinated Notes due 2008. Interest in each issue is payable semi-annually on February 1 and August 1 of each year.

     The indentures governing the senior subordinated notes contain covenants that limit, among other things, dividends, transactions with affiliates, investments, sale of assets, mergers, repurchases of our capital stock, liens and additional indebtedness. Upon a change of control, we would be required to make an offer to repurchase the senior subordinated notes at a price equal to 101% of the principal amount outstanding plus accrued and unpaid interest through the date of repurchase. The indentures governing the senior subordinated notes allow us to incur additional indebtedness if we satisfy the coverage ratio specified in each indenture after giving effect to the incurrence of the additional indebtedness, and in certain other circumstances.

     The senior subordinated notes are general unsecured obligations subordinated in right of payment to the credit agreement and other senior indebtedness. Generally, if we are in default under the senior credit facility and other senior indebtedness, we would not be allowed to make payments on the senior subordinated notes until the defaults have been cured or waived. If we fail to make any payments when due or within the applicable grace period, we would be in default under the indentures governing the senior subordinated notes. As of December 31, 2002, we were in full compliance with all agreements governing our outstanding debt.

     The senior subordinated notes are redeemable, at our option, in whole or in part, upon not less than 30 nor more than 60 calendar days' prior notice to each holder of senior subordinated notes to be redeemed, at the redemption prices (expressed as percentages of the principal amount) set forth below, plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the 12 month period beginning on August 1 of the years indicated below:

9 5/8% SERIES B AND SERIES D SENIOR SUBORDINATED NOTES

YEAR                                                          PERCENTAGE
----                                                          ----------
2002........................................................   102.406%
2003 and thereafter.........................................   100.000%

8 1/2% SERIES B SENIOR SUBORDINATED NOTES

YEAR                                                          PERCENTAGE
----                                                          ----------
2003........................................................   104.250%
2004........................................................   102.833%
2005........................................................   101.417%
2006 and thereafter.........................................   100.000%

     Covenants and provisions contained in the indentures governing the senior subordinated notes restrict, to substantially the same extent as set forth in the indenture governing the notes offered pursuant to this prospectus, among other things, our or certain of our subsidiaries' ability, with certain exceptions, (i) to make certain investments, (ii) to make certain other restricted payments, (iii) to incur additional indebtedness unless certain financial tests are met, (iv) to create or incur any additional liens on any assets, (v) to encumber or restrict dividends or payments to us, (vi) to enter into certain transactions with affiliates and (vii) to sell assets of the business.

     Events of default under the indentures governing the senior subordinated notes are substantially similar to corresponding events of default in the Indenture and include (i) any failure by us to pay principal, premium or redemption or repurchase payment, when due, or to pay interest when due, which failure to pay interest remains unremedied for 30 days after the due date, (ii) breach of certain other covenants and agreements in the indentures governing the senior subordinated notes, (iii) a default under any of our other indebtedness or indebtedness of certain of our subsidiaries in an amount exceeding $5 million, which default is either a payment default or which default has become the basis for the acceleration of such indebtedness, (iv) certain acts of bankruptcy, insolvency or dissolution and (v) final non-appealable judgments for payment of money which in the aggregate exceed $5 million rendered against us or any of our significant subsidiaries.

     The senior subordinated notes are guaranteed by all guarantors of the notes on a senior subordinated basis. We intend to enter into supplemental indentures with respect to the senior subordinated notes in order to cause all guarantors of the notes on a senior subordinated basis. Future guarantors of the notes, if any, are also required to become guarantors of the senior subordinated notes.

NEW SENIOR SECURED CREDIT FACILITY

     On February 14, 2003, we entered into a new senior secured credit facility consisting of a $75 million revolving credit line and a $125 million term loan with a syndicate of lenders led by Lehman Brothers Inc. and its affiliate Lehman Commercial Paper Inc. The new credit facility also provides for incremental term loans of up to $100 million. The new credit facility is guaranteed by the guarantors of these notes and is secured by mortgages on certain fee and leasehold properties and security interests on certain personal and intangible property, including without limitation, pledges of all of the capital stock of certain of our domestic subsidiaries and 65% of the voting stock of certain of our foreign subsidiaries.

     We used the initial borrowings under the new credit facility (i) to repay remaining amounts outstanding under our then existing credit facility after prepayment with the proceeds of the offering of the initial notes and (ii) to repay in full the approximately $77.0 million of debt outstanding under the Cinema Properties, Inc. term loan from Lehman Brothers Bank, FSB.

SUBSIDIARY DEBT

CINEMARK BRASIL NOTES PAYABLE

     Cinemark Brasil S.A. currently has four main types of funding sources executed with local and international banks. These include:

          (1) BNDES (Banco Nacional de Desenvolvimento Economico e Social (the Brazilian National Development Bank)) credit line in the U.S. dollar equivalent in Brazilian reais of US$3.1 million executed in October 1999 with a term of 5 years (with a nine month grace period) and accruing interest at a BNDES basket rate, which is a multiple currency rate based on the rate at which the bank borrows, plus a spread amounting to 14.5%;

          (2) BNDES credit line in the U.S. dollar equivalent in Brazilian reais of US$1.5 million executed in November 2001 with a term of 5 years (with a one year grace period) and accruing interest at a BNDES basket rate plus a spread amounting to 13.8%;

          (3) Import financing executed with several banks from April 2001 through February 2002 in the amount of US$2.7 million with a term of 360 to 365 days and accruing interest at an average rate of 10.6% per annum; and

          (4) Project developer financing executed with two engineering companies in September 2000 in the amount of US$1.8 million with a term of 5 years (with a nine month grace period) and accruing interest at a rate of TJLP+5% (Taxa de Juros de Longo Prazo (a long term interest rate published by the Brazilian government)).

     These sources are secured by a variety of instruments, including comfort letters from Cinemark International, promissory notes for up to 130% of the value, a revenue reserve account and equipment collateral. As of December 31, 2002, an aggregate of US$8.0 million was outstanding and the average effective interest rate on such borrowings was 13.1% per annum.

CINEMARK CHILE NOTES PAYABLE

     On March 26, 2002, Cinemark Chile S.A. entered into a Debt Acknowledgment, Rescheduling and Joint Guarantee and Co-Debt Agreement with Scotiabank Sud Americano and three local banks. Under this agreement, Cinemark Chile S.A. borrowed the U.S. dollar equivalent of approximately $10.6 million in Chilean pesos (adjusted for inflation pursuant to the Unidades de Fomento). Cinemark Chile S.A. is required to make 24 equal quarterly installments of principal plus accrued and unpaid interest, commencing March 27, 2002. The indebtedness is secured by a first priority commercial pledge of the shares of Cinemark Chile S.A., a chattel mortgage over Cinemark Chile's personal property and by guarantees issued by Cinemark International, L.L.C. and Chile Films S.A., whose owners are shareholders of Cinemark Chile S.A. The agreement requires Cinemark Chile S.A. to maintain certain financial ratios and contains other restrictive covenants typical for agreements of this type such as a limitation on dividends. Funds borrowed under this agreement bear interest at the 90 day TAB Banking rate (360 day TAB Banking rate with respect to one of the four banks) as published by the Association of Banks and Financial Institutions Act plus 2%. As of December 31, 2002, $8.4 million was outstanding under this agreement and the effective interest rate on such borrowing was 6.0% per annum.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain U.S. Federal income tax consequences of the purchase, ownership and disposition of notes as of the date hereof. Except where noted, this summary deals only with notes held as capital assets by initial purchasers that purchase the notes at their original issue price, and it does not deal with special situations. For example, this summary does not address tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, persons holding notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, investors in pass-through entities, or U.S. holders (as defined below) of notes whose "functional currency" is not the U.S. dollar. In addition, this summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, "controlled foreign corporation," "passive foreign investment company," "foreign personal holding company" or a corporation that accumulates earnings to avoid U.S. federal income tax).

     This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

     If a partnership holds our notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisors.

     If you are considering the purchase of notes, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

CONSEQUENCES TO U.S. HOLDERS

     The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a U.S. holder of notes. Certain consequences to "non-U.S. holders" of notes, which are beneficial owners of notes who are not U.S. holders, are described under "-- Consequences to non-U.S. holders" below.

     A "U.S. holder" means a person that is for U.S. federal income tax purposes one of the following:

     - a citizen or resident of the U.S.;

     - a corporation created or organized in or under the laws of the U.S. or any political subdivision thereof;

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     - a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

PAYMENTS OF INTEREST

     Stated interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your regular method of accounting for tax purposes.

SALE, EXCHANGE OR OTHER TAXABLE DISPOSITION OF NOTES

     Your tax basis in a note will, in general, be your cost therefor, reduced by any principal payments you receive. Upon the sale, exchange, retirement or other disposition of a note, you will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (not including an amount equal to any accrued and unpaid interest which will be treated as a payment of interest for U.S. federal income tax purposes) and your adjusted tax basis of the note. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

EXCHANGE OFFER

     In satisfaction of your registration rights as provided for herein, we intend to offer to exchange initial notes for the exchange notes. Because the exchange notes will not differ materially in kind or extent from the initial notes, your exchange of initial notes for exchange notes will not constitute a taxable disposition of the initial notes for United States federal income tax purposes. As a result, (1) you will not recognize taxable income, gain or loss on such exchange, (2) your holding period for the exchange notes will generally include the holding period for the initial notes so exchanged, and (3) your adjusted tax basis in the exchange notes will generally be the same as your adjusted tax basis in the initial notes so exchanged.

LIQUIDATED DAMAGES

     As described under the heading "The Exchange Offer" we may be required to pay you additional interest in certain circumstances. Although the matter is not free from doubt, we intend to take the position that a U.S. holder of a note should be required to report any additional interest as ordinary income for U.S. federal income tax purposes at the time it accrues or is received in accordance with your regular method of accounting. It is possible, however, that the Internal Revenue Service may take a different position, in which case the timing and amount of income may be different.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to payments of principal and interest paid on notes and to the proceeds of sale of a note paid to you (unless you are an exempt recipient such as a corporation). A backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status, or fail to report in full dividend and interest income.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

CONSEQUENCES TO NON-U.S. HOLDERS

U.S. FEDERAL WITHHOLDING TAX

     The 30% U.S. federal withholding tax will not apply to any payment of principal or interest on a note owned by a non-U.S. holder, under the portfolio interest rule, provided that:

     - interest paid on the note is not effectively connected with your conduct of a trade or business in the U.S.;

     - you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of Section 871(h)(3) of the Code and the regulations thereunder;

     - you are not a controlled foreign corporation that is related to us through stock ownership;

     - you are not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the Code; and

     - either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a U.S. person or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable

       U.S. Treasury regulations. Special certification and other rules apply to certain non-U.S. holders that are entities rather than individuals.

     If you cannot satisfy the requirements of the portfolio interest rule described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or
(2) IRS Form W-8ECI (or other applicable form) stating that interest paid on a note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the U.S. (as discussed below under "U.S. federal income tax").

     As described under "exchange offer and registration rights agreement", we may be required to pay you liquidated damages in certain circumstances. It is possible that such payments might be subject to U.S. federal withholding tax.

     The 30% U.S. federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a note.

U.S. FEDERAL INCOME TAX

     If you are engaged in a trade or business in the U.S. and interest on the notes is effectively connected with the conduct of that trade or business, you will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax, provided you comply with certain certification and disclosure requirements discussed above in "U.S. federal withholding tax") in the same manner as if you were a U.S. holder. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such amount, subject to adjustments.

     Any gain realized on the sale, exchange, retirement or other disposition of a note (other than gain representing accrued but unpaid interest, which will be treated as such) generally will not be subject to federal income tax unless:

     - the gain is effectively connected with the conduct of a trade or business in the U.S. by you, or

     - you are an individual who is present in the U.S. for 183 days or more in the taxable year of that sale, exchange, retirement or other disposition, and certain other conditions are met.

U.S. FEDERAL ESTATE TAX

     Your estate will not be subject to U.S. federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the federal withholding tax under the portfolio interest rule described above under "U.S. federal withholding tax" without regard to the statement requirement described in the last bullet under that heading.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Generally, we must report to the Internal Revenue Service and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

     In general, you will not be subject to backup withholding with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, and we have received from you the statement described above in the last bullet point under "U.S. federal withholding tax." In addition, information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of the sale of a note within the U.S. or conducted through U.S.-related financial intermediaries unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

     THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF A NOTE SHOULD CONSULT WITH SUCH PERSON'S TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH PERSON OR PURCHASING, OWNING, AND DISPOSING OF THE NOTE, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-UNITED STATES LAW AND ANY PROSPECTIVE CHANGES IN APPLICABLE TAX LAWS.

                              PLAN OF DISTRIBUTION

     Based on interpretations of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued under the exchange offer in exchange for initial notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

     - you are not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act;

     - you are acquiring the exchange notes in the ordinary course of your business; and

     - you do not intend to participate in the distribution of the exchange notes.

     If you tender initial notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

     - you cannot rely on those interpretations of the SEC; and

     - you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and the secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act.

     Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the initial notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-marking activities or other trading activities. We have agreed that, for a period of 12 months after the effective date of this prospectus, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     We will not receive any proceeds from any sale of notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of twelve months after the effective date of this prospectus, we will promptly send additional copies of this prospectus and any amendment to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed, in connection with the exchange offer, to indemnify the holders of initial notes against certain liabilities, including liabilities under the Securities Act.

     By acceptance of the exchange offer, each broker-dealer that receives exchange notes pursuant to the exchange offer hereby agrees to notify us prior to using the prospectus in connection with the sale or transfer of initial notes, and acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus in order to make the statements therein not misleading (which notice we agree to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the prospectus until we have amended or supplemented the prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented prospectus to such broker-dealer.

                                 LEGAL MATTERS

     Certain matters related to the exchange offer will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP.

                              INDEPENDENT AUDITORS

     The consolidated financial statements and the related financial statement schedules of Cinemark USA, Inc. as of December 31, 2002, and for each of the three years in the period ended December 31, 2002, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting principle), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     We currently file periodic reports and other information under the Securities Exchange Act of 1934, as amended. Under the terms of the indentures, we have agreed that, whether or not we are required to do so by the rules and regulations of the Securities Exchange Commission, after the exchange offer is completed and for so long as any of the exchange notes or initial notes remain outstanding, we will furnish to the trustee and the holders of the notes and, upon written request, to prospective investors, and file with the Commission (unless the Commission will not accept such a filing) (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if we were required to file such reports, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by our certified independent accountants and (ii) all reports that would be required to be filed with the Commission on Form 8-K if we were required to file such reports, in each case within the time period specified in the rules and regulations of the Commission. In addition, for so long as any of the notes remain outstanding, we have agreed to make available to any holder of the notes or prospective purchaser of the notes, at their request, the information required by Rule 144A(d)(4) under the Securities Act.

     The information we have filed with the SEC is hereby incorporated by reference and is considered to be part of this prospectus. The most recent information that we filed with the SEC automatically updates and supercedes older information. We also incorporate by reference each of the documents we may file with the SEC under the Securities Exchange Act of 1934, as amended, after the date we file with the SEC the registration statement on Form S-4 of which this prospectus is a part, and before the date such registration statement is declared effective by the SEC, and any future filings we may make with the SEC under the Securities Exchange Act, as amended, after the date and time the SEC declares such registration statement effective until the exchange offer has been completed.

     You may read and copy any document we file at the public reference room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. You may request paper copies of the filings, at no cost, by telephone at (972) 665-1000 or by mail at: Cinemark USA, Inc., 3900 Dallas Parkway, Suite 500, Plano, Texas 75093. To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than five business days before the expiration date of the exchange offer.
The exchange offer will expire at 5:00 p.m. New York City time on           ,
2003. The exchange offer can be extended by us in our sole discretion. See the caption "The Exchange Offer" for more detailed information.

     This prospectus contains summaries of certain agreements that we have entered into such as the indenture, our new credit agreement and the agreements described under "Description of Certain Debt Investments" and "Certain Relationships and Related Party Transactions". The descriptions contained in this prospectus of these agreements do not purport to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements. Copies of the definitive agreements will be made available without charge to you by making a written or oral request to us.

                      CINEMARK USA, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                                                              PAGE
                                                              ----
Independent Auditors' Report................................   F-2
CONSOLIDATED FINANCIAL STATEMENTS AND NOTES:
Consolidated Balance Sheets, December 31, 2001 and 2002.....   F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 2000, 2001 and 2002..........................   F-4
Consolidated Statements of Shareholder's Equity and
  Comprehensive Income (Loss) for the Years Ended December
  31, 2000, 2001 and 2002...................................   F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 2000, 2001 and 2002..........................   F-6
Notes to Consolidated Financial Statements..................   F-7
SUPPLEMENTAL SCHEDULES REQUIRED BY THE INDENTURES FOR THE
  SENIOR SUBORDINATED NOTES:
Consolidating Balance Sheet Information, December 31,
  2002......................................................   S-1
Consolidating Statement of Operations Information for the
  Year Ended December 31, 2002..............................   S-2
Consolidating Statement of Cash Flows Information for the
  Year Ended December 31, 2002..............................   S-3

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Cinemark USA, Inc. and Subsidiaries
Plano, TX

     We have audited the accompanying consolidated balance sheets of Cinemark USA, Inc. and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, shareholder's equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cinemark USA, Inc. and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 3 of the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" which changed its method of accounting for goodwill and indefinite-lived intangible assets in 2002.

     Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedules of certain consolidating information listed in the index on page F-1 are presented for the purpose of additional analysis of the basic consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies, and are not a required part of the basic consolidated financial statements. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic 2002 consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2002 consolidated financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
February 28, 2003 (May 1, 2003 as it relates to Note 20)

                      CINEMARK USA, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2002

                                                                   2001             2002
                                                              --------------   --------------
                                           ASSETS
Current Assets
  Cash and cash equivalents.................................  $   50,199,223   $   63,718,515
  Inventories...............................................       3,322,032        3,688,915
  Accounts receivable.......................................      11,049,648       12,441,849
  Income tax receivable.....................................       1,438,794          715,931
  Prepaid expenses and other................................       3,246,829        4,094,135
                                                              --------------   --------------
    Total current assets....................................      69,256,526       84,659,345
Theatre Properties and Equipment
  Land......................................................      63,463,978       60,655,789
  Buildings.................................................     314,423,663      310,049,621
  Theatre furniture and equipment...........................     466,953,793      455,577,935
  Leasehold interests and improvements......................     352,294,695      342,421,132
  Theatres under construction...............................       4,198,208        8,804,504
                                                              --------------   --------------
  Total.....................................................   1,201,334,337    1,177,508,981
  Less accumulated depreciation and amortization............     334,927,920      385,778,478
                                                              --------------   --------------
    Theatre properties and equipment -- net.................     866,406,417      791,730,503
Other Assets
  Goodwill..................................................      15,124,954       10,751,844
  Investments in and advances to affiliates.................       4,447,003        3,040,940
  Deferred tax asset........................................       3,716,206               --
  Deferred charges and other -- net.........................      37,592,644       26,631,296
                                                              --------------   --------------
    Total other assets......................................      60,880,807       40,424,080
                                                              --------------   --------------
Total Assets................................................  $  996,543,750   $  916,813,928
                                                              ==============   ==============
                            LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
  Current portion of long-term debt.........................  $   21,853,742   $   30,190,449
  Accounts payable..........................................      31,109,661       30,813,355
  Accrued film rentals......................................      23,581,478       26,029,698
  Accrued interest..........................................      16,167,137       15,849,066
  Accrued payroll...........................................      13,142,023       14,375,226
  Accrued property taxes....................................      14,028,991       15,221,517
  Accrued other current liabilities.........................      19,472,236       21,948,450
                                                              --------------   --------------
    Total current liabilities...............................     139,355,268      154,427,761
Long-Term Liabilities
  Long-term debt, less current portion......................     759,102,424      662,396,388
  Deferred income taxes.....................................              --       11,170,128
  Deferred lease expenses...................................      22,832,388       24,837,457
  Deferred gain on sale leasebacks..........................       4,738,540        4,372,620
  Deferred revenues and other long-term liabilities.........       9,824,212        5,129,370
                                                              --------------   --------------
    Total long-term liabilities.............................     796,497,564      707,905,963
Commitments and Contingencies (see Note 11).................              --               --
Minority Interests in Subsidiaries..........................      35,353,662       26,714,929
Shareholder's Equity
  Class A common stock, $.01 par value: 10,000,000 shares
    authorized, 1,500 shares issued and outstanding.........              15               15
  Class B common stock, no par value: 1,000,000 shares
    authorized, 239,893 shares issued and outstanding.......      49,543,427       49,543,427
  Additional paid-in-capital................................      15,097,709       11,974,860
  Unearned compensation -- stock options....................      (4,226,004)              --
  Retained earnings.........................................      44,696,299       80,273,323
  Treasury stock, 57,245 Class B shares at cost.............     (24,232,890)     (24,232,890)
  Accumulated other comprehensive loss......................     (55,541,300)     (89,793,460)
                                                              --------------   --------------
  Total shareholder's equity................................      25,337,256       27,765,275
                                                              --------------   --------------
Total Liabilities and Shareholder's Equity..................  $  996,543,750   $  916,813,928
                                                              ==============   ==============

   The accompanying notes are an integral part of the consolidated financial statements.

                      CINEMARK USA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                                         2000           2001           2002
                                                     ------------   ------------   ------------
Revenues
  Admissions.......................................  $511,305,524   $548,920,177   $597,416,361
  Concession.......................................   235,691,321    257,603,165    292,814,066
  Other............................................    39,267,012     47,135,126     49,034,782
                                                     ------------   ------------   ------------
       Total revenues..............................   786,263,857    853,658,468    939,265,209
Costs and Expenses
  Cost of operations:
     Film rentals and advertising..................   278,387,112    295,018,941    321,821,308
     Concession supplies...........................    41,993,761     44,924,307     50,678,323
     Salaries and wages............................    86,680,128     90,808,558     97,286,300
     Facility lease expense........................   108,488,605    114,736,525    116,302,827
     Utilities and other...........................    97,457,877    101,217,063    104,830,625
                                                     ------------   ------------   ------------
       Total cost of operations....................   613,007,483    646,705,394    690,919,383
  General and administrative expenses..............    39,012,924     42,689,638     48,219,709
  Depreciation and amortization....................    66,110,555     73,543,846     66,892,843
  Asset impairment loss............................     3,872,126     20,723,274      3,869,331
  Loss on sale of assets and other.................       912,298     12,407,696        469,961
                                                     ------------   ------------   ------------
       Total costs and expenses....................   722,915,386    796,069,848    810,371,227
                                                     ------------   ------------   ------------
Operating Income...................................    63,348,471     57,588,620    128,893,982
Other Income (Expense)
  Interest expense.................................   (73,151,772)   (68,542,792)   (55,428,317)
  Amortization of debt issue cost..................      (885,449)    (2,387,828)    (2,364,680)
  Interest income..................................     1,044,835      1,492,492      2,318,172
  Foreign currency exchange loss...................      (467,154)    (1,976,979)    (5,120,336)
  Equity in income (loss) of affiliates............        (7,493)    (4,471,983)       426,936
  Minority interests in (income) loss of
     subsidiaries..................................       (52,802)       162,573       (598,923)
                                                     ------------   ------------   ------------
       Total other expenses........................   (73,519,835)   (75,724,517)   (60,767,148)
                                                     ------------   ------------   ------------
Income (Loss) Before Income Taxes and Cumulative
  Effect of an Accounting Change...................   (10,171,364)   (18,135,897)    68,126,834
Income Taxes (Benefit).............................       251,721    (14,114,629)    29,160,031
                                                     ------------   ------------   ------------
Income (Loss) Before Cumulative Effect of an
  Accounting Change................................   (10,423,085)    (4,021,268)    38,966,803
  Cumulative effect of a change in accounting
     principle, net of tax benefit of $0...........            --             --     (3,389,779)
                                                     ------------   ------------   ------------
Net Income (Loss)..................................  $(10,423,085)  $ (4,021,268)  $ 35,577,024
                                                     ============   ============   ============
Earnings (Loss) Per Share -- Basic/Diluted
  Income (loss) before accounting change...........  $     (58.30)  $     (22.40)  $     211.61
  Cumulative effect of a change in accounting
     principle.....................................            --             --         (18.41)
                                                     ------------   ------------   ------------
  Net income (loss)................................  $     (58.30)  $     (22.40)  $     193.20
                                                     ============   ============   ============

   The accompanying notes are an integral part of the consolidated financial statements.

                      CINEMARK USA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME (LOSS)
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                     CLASS A              CLASS B
                                  COMMON STOCK         COMMON STOCK
                                 ---------------   ---------------------   ADDITIONAL      UNEARNED
                                 SHARES            SHARES                    PAID-IN     COMPENSATION      RETAINED
                                 ISSUED   AMOUNT   ISSUED      AMOUNT        CAPITAL     STOCK OPTIONS     EARNINGS
                                 ------   ------   -------   -----------   -----------   -------------   ------------
BALANCE January 1, 2000........  1,500     $15     234,073   $49,537,607   $13,733,221    $(3,131,680)   $ 59,140,652
Net loss.......................                                                                           (10,423,085)
Unearned compensation from
  stock options forfeited......                                               (362,298)       168,482
Amortization of unearned
  compensation.................                                                             1,006,254
Shares repurchased by
  shareholder..................                                                103,584
Repurchase of options..........                                                (67,575)
Repurchase of treasury stock...
Stock options exercised,
  including tax benefit........                        709           709      (208,317)
Foreign currency translation
  adjustment...................
                                 -----     ---     -------   -----------   -----------    -----------    ------------
BALANCE December 31, 2000......  1,500     $15     234,782   $49,538,316   $13,198,615    $(1,956,944)   $ 48,717,567
Net loss.......................                                                                            (4,021,268)
Unearned compensation from
  stock options granted........                                              3,423,107     (3,423,107)
Unearned compensation from
  stock options forfeited......                                               (143,392)       143,392
Amortization of unearned
  compensation.................                                                             1,010,655
Stock options exercised,
  including tax benefit........                      5,111         5,111    (1,380,621)
Foreign currency translation
  adjustment...................
                                 -----     ---     -------   -----------   -----------    -----------    ------------
BALANCE December 31, 2001......  1,500     $15     239,893   $49,543,427   $15,097,709    $(4,226,004)   $ 44,696,299
Net income.....................                                                                            35,577,024
Amortization of unearned
  compensation (Jan 1,
  2002 -- May 16, 2002)........                                                               415,919
Options exchanged for Cinemark,
  Inc. options (May 17,
  2002)........................                                             (3,810,085)     3,810,085
Capital Contribution from
  Cinemark, Inc.
(amortization of unearned
  compensation from May 17,
  2002 -- December 31, 2002)...                                                687,236
Foreign currency translation
  adjustment...................
                                 -----     ---     -------   -----------   -----------    -----------    ------------
BALANCE December 31, 2002......  1,500     $15     239,893   $49,543,427   $11,974,860    $        --    $ 80,273,323
                                 =====     ===     =======   ===========   ===========    ===========    ============


                                                 ACCUMULATED
                                                    OTHER
                                   TREASURY     COMPREHENSIVE                  COMPREHENSIVE
                                    STOCK           LOSS           TOTAL       INCOME (LOSS)
                                 ------------   -------------   ------------   -------------
BALANCE January 1, 2000........  $(24,198,890)  $(31,230,379)   $ 63,850,546
Net loss.......................                                  (10,423,085)   (10,423,085)
Unearned compensation from
  stock options forfeited......                                     (193,816)
Amortization of unearned
  compensation.................                                    1,006,254
Shares repurchased by
  shareholder..................                                      103,584
Repurchase of options..........                                      (67,575)
Repurchase of treasury stock...       (34,000)                       (34,000)
Stock options exercised,
  including tax benefit........                                     (207,608)
Foreign currency translation
  adjustment...................                   (5,124,463)     (5,124,463)    (5,124,463)
                                 ------------   ------------    ------------   ------------
BALANCE December 31, 2000......  $(24,232,890)  $(36,354,842)   $ 48,909,837   $(15,547,548)
                                                                               ============
Net loss.......................                                   (4,021,268)  $ (4,021,268)
Unearned compensation from
  stock options granted........                                           --
Unearned compensation from
  stock options forfeited......                                           --
Amortization of unearned
  compensation.................                                    1,010,655
Stock options exercised,
  including tax benefit........                                   (1,375,510)
Foreign currency translation
  adjustment...................                  (19,186,458)    (19,186,458)   (19,186,458)
                                 ------------   ------------    ------------   ------------
BALANCE December 31, 2001......  $(24,232,890)  $(55,541,300)   $ 25,337,256   $(23,207,726)
                                                                               ============
Net income.....................                                   35,577,024     35,577,024
Amortization of unearned
  compensation (Jan 1,
  2002 -- May 16, 2002)........                                      415,919
Options exchanged for Cinemark,
  Inc. options (May 17,
  2002)........................                                           --
Capital Contribution from
  Cinemark, Inc.
(amortization of unearned
  compensation from May 17,
  2002 -- December 31, 2002)...                                      687,236
Foreign currency translation
  adjustment...................                  (34,252,160)    (34,252,160)   (34,252,160)
                                 ------------   ------------    ------------   ------------
BALANCE December 31, 2002......  $(24,232,890)  $(89,793,460)   $ 27,765,275   $  1,324,864
                                 ============   ============    ============   ============

   The accompanying notes are an integral part of the consolidated financial statements.

                      CINEMARK USA, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                                                  2000            2001            2002
                                                              -------------   -------------   -------------
Operating Activities
  Net income (loss).........................................  $ (10,423,085)  $  (4,021,268)  $  35,577,024
  Noncash items in net income (loss):
    Depreciation............................................     63,943,131      70,978,308      66,131,611
    Amortization of goodwill and other assets...............      3,052,873       2,565,538         761,232
    Amortization of foreign advanced rents..................      2,523,076       2,345,095       1,796,405
    Amortized compensation -- stock options.................        916,022       1,010,655       1,103,155
    Amortization of debt issue costs........................        885,449       2,387,828       2,364,680
    Amortization of gain on sale leasebacks.................       (365,920)       (365,921)       (365,920)
    Amortization of debt discount and premium...............        (28,507)        (28,508)        (28,507)
    Amortization of deferred revenues.......................    (10,938,916)     (8,319,348)     (4,852,905)
    Loss on impairment of assets............................      3,872,126      20,723,274       3,869,331
    Loss on sale of assets and other........................        912,298      12,407,696         469,961
    Deferred lease expenses.................................      4,286,447       2,357,141       2,005,069
    Deferred income tax expenses............................     (3,256,326)    (18,547,884)     14,886,334
    Equity in (income) loss of affiliates...................          7,493       4,471,983        (426,936)
    Minority interests in income (loss) of subsidiaries.....         52,802        (162,573)        598,923
    Common stock issued for options exercised, including tax
      benefit...............................................       (207,608)     (1,375,510)             --
    Cumulative effect of an accounting change...............             --              --       3,389,779
  Cash provided by (used for) operating working capital
    Inventories.............................................        999,565         412,923        (366,883)
    Accounts receivable.....................................      3,821,447      (2,803,624)     (1,392,201)
    Prepaid expenses and other..............................      3,917,056         344,837        (847,306)
    Other assets............................................      1,905,257       4,746,176       6,463,964
    Advances with affiliates................................        430,185      (1,671,098)      1,191,191
    Accounts payable........................................    (24,647,978)      2,670,834        (296,306)
    Accrued liabilities.....................................     12,525,226      (4,419,739)     17,206,305
    Other long-term liabilities.............................         40,135       1,391,446         158,063
    Income tax receivable...................................        573,425          23,927         722,863
                                                              -------------   -------------   -------------
      Net cash provided by operating activities.............     54,795,673      87,122,188     150,118,926
Investing Activities
  Additions to theatre properties and equipment.............   (113,080,618)    (40,351,680)    (38,031,643)
  Sale of theatre properties and equipment..................     23,275,239       6,867,953       2,639,965
  Investment in affiliates..................................     (5,233,333)       (379,373)             --
  Dividends/capital returned from affiliates................        153,000          63,693         641,808
                                                              -------------   -------------   -------------
      Net cash used for investing activities................    (94,885,712)    (33,799,407)    (34,749,870)
Financing Activities
  Increase in long-term debt................................    210,453,907      93,236,439      61,748,082
  Decrease in long-term debt................................   (178,515,735)   (122,574,508)   (148,650,617)
  Costs of debt financing...................................     (4,607,226)             --              --
  Increase in deferred revenues.............................     26,224,423              --              --
  Increase in minority investment in subsidiaries...........      2,500,102      11,429,373         454,931
  Decrease in minority investment in subsidiaries...........     (4,673,720)     (3,604,665)     (9,692,587)
  Repurchase of options.....................................        (67,575)             --              --
  Repurchase of treasury stock..............................        (34,000)             --              --
                                                              -------------   -------------   -------------
      Net cash provided by (used for) financing
         activities.........................................     51,280,176     (21,513,361)    (96,140,191)
Effect of Exchange Rate Changes on Cash and Cash
  Equivalents...............................................       (222,300)     (1,450,191)     (5,709,573)
                                                              -------------   -------------   -------------
Increase in Cash and Cash Equivalents.......................     10,967,837      30,359,229      13,519,292
Cash and Cash Equivalents:
  Beginning of period.......................................      8,872,157      19,839,994      50,199,223
                                                              -------------   -------------   -------------
  End of Period.............................................  $  19,839,994   $  50,199,223   $  63,718,515
                                                              =============   =============   =============
Supplemental Information (see Note 6)

   The accompanying notes are an integral part of the consolidated financial statements.

                      CINEMARK USA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Business -- Cinemark USA, Inc. and its subsidiaries (the "Company") is one of the leaders in the motion picture exhibition industry that owns or leases and operates motion picture theatres in the United States ("U.S."), Canada, Mexico, Argentina, Brazil, Chile, Ecuador, Peru, Honduras, El Salvador, Nicaragua, Costa Rica, Panama, Colombia and the United Kingdom. The Company also manages additional theatres in the U.S. and provides management services for one theatre in Taiwan at December 31, 2002.

     Share Exchange -- On May 16, 2002, Cinemark, Inc. was formed as the Delaware holding company of Cinemark USA, Inc. Under a share exchange agreement dated May 17, 2002, and after giving effect to a reverse stock split, each outstanding share, and each outstanding option to purchase shares of the Company was exchanged for shares, and options to purchase shares, respectively, of common stock of Cinemark, Inc.

     Principles of Consolidation -- The consolidated financial statements include the accounts of Cinemark USA, Inc. and its subsidiaries. Majority-owned subsidiaries that the Company has control of are consolidated while those subsidiaries of which the Company owns between 20% and 50% and does not control are accounted for as affiliates under the equity method. The results of these subsidiaries and affiliates are included in the financial statements effective with their formation or from their dates of acquisition. Significant intercompany balances and transactions are eliminated in consolidation. Certain reclassifications have been made to the 2000 and 2001 financial statements to conform to the 2002 presentation.

     Cash and Cash Equivalents -- Cash and cash equivalents consist of operating funds held in financial institutions, petty cash held by the theatres and highly liquid investments with remaining maturities of three months or less when purchased.

     Inventories -- Concession and theatre supplies inventories are stated at the lower of cost (first-in, first-out method) or market.

     Theatre Properties and Equipment -- Theatre properties and equipment are stated at cost less accumulated depreciation and amortization. Property additions include $613,614 and $215,704 of interest incurred during the development and construction of theatres capitalized in 2000 and 2001, respectively. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows: buildings -- 18 to 40 years; theatre furniture and equipment -- 5 to 15 years. Amortization of leasehold interests and improvements is provided using the straight-line method over the lesser of the lease period or the estimated useful lives of the leasehold interests and improvements.

     Asset Impairment Loss -- The Company evaluates long-lived assets for impairment in conjunction with the preparation of its quarterly consolidated financial statements or whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. When estimated undiscounted cash flows will not be sufficient to recover an asset's carrying amount, the asset is written down to its estimated fair value.

     Goodwill -- The excess of cost over the fair values of the net assets of theatre businesses acquired, less accumulated amortization, goodwill impairment charges and foreign currency cumulative translation adjustments are recorded as goodwill. For financial reporting purposes through December 31, 2001, goodwill was amortized primarily over 10 to 20 year periods, which approximates the remaining lease terms of the businesses acquired. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", beginning January 1, 2002, goodwill is no longer being amortized, but instead is being tested for impairment at least annually. The Company assesses the impairment of goodwill whenever events or changes in circumstances indicate the carrying value may not be recoverable. Factors considered which could trigger an impairment review include significant underperformance relative to historical or projected business and significant negative industry or economic trends. If an impairment review

                      CINEMARK USA, INC. AND SUBSIDIARIES
is triggered, the Company measures any impairment based on estimated undiscounted cash flows. See note 3 for disclosure of the impact in 2002 upon adoption of this new accounting pronouncement.

     Deferred Charges and Other -- Deferred charges and other primarily consist of debt issue costs, capitalized licensing fees, other intangible assets, foreign advanced rents, construction advances and other deposits, equipment to be placed in service, an interest rate cap agreement and other assets. Debt issue costs are amortized using the straight-line method over the primary financing terms ending January 2003 to July 2008. Capitalized licensing fees are amortized using the straight-line method over fifteen years. Foreign advanced rents represent advance payments of long-term foreign leases which are expensed to facility lease expense generally over 10 to 20 years as leased facilities are utilized. For financial reporting purposes through December 31, 2001, other intangible assets were amortized over the respective lives of the trademarks, noncompete agreement or other intangible asset agreements. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", beginning January 1, 2002, other intangible assets with indefinite useful lives are no longer being amortized, but instead are being tested for impairment at least annually. See note 3 for disclosure of the impact in 2002 upon adoption of this new accounting pronouncement.

     Deferred Lease Expenses -- Certain of the Company's leases provide for escalating rent payments throughout the lease term. Deferred lease expenses are provided to account for lease expenses on a straight-line basis, where lease payments are not made on such basis.

     Deferred Revenues -- Advances collected on long-term screen advertising and concession contracts are recorded as deferred revenues. The advances collected on screen advertising contracts are recognized as other revenues in the period earned based primarily on the Company's attendance counts or screenings depending on the agreements. The period when the Company recognizes revenues may differ from the period the advance was collected. The advances collected on concession contracts are recognized as a reduction to concession supplies expense in the period earned which may differ from the period the advance was collected.

     Revenue and Expense Recognition -- Revenues are recognized when admissions and concession sales are received at the box office and screen advertising is shown at the theatres. Film rental costs are accrued based on the applicable box office receipts and either the mutually agreed upon firm terms or estimates of the final settlement depending on the film licensing arrangement. Estimates are based on the expected success of a film over the length of its run. The success of a film can typically be determined a few weeks after a film is released when initial box office performance of the film is known. Accordingly, final settlements typically approximate estimates since box office receipts are known at the time the estimate is made and the expected success of a film over the length of its run can typically be estimated early in the film's run. The final film settlement amount is negotiated at the conclusion of the film's run based upon how a film actually performs. If actual settlements are higher than those estimated, additional film rental costs are recorded at that time. When participating in co-operative advertising, the Company shares the total advertising costs to promote a film with the film distributor on a negotiated basis and the Company's advertising expenses are presented net of the portion of advertising costs shared with distributors which equaled $775,780, $443,383 and $18,995 for the years ended December 31, 2000, 2001 and 2002, respectively. The Company recognizes advertising costs and any sharing arrangements with film distributors in the same accounting period. Advertising costs borne by the Company are expensed as incurred. Advertising expenses for the years ended December 31, 2000, 2001 and 2002 totaled $17,931,796, $14,622,336 and
$14,164,514, respectively.

     Stock Option Accounting -- The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for stock option plans. Had compensation costs for the Company's stock option plans been determined based on the fair value at the date of grant for awards under the plans consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure", the Company's net income (loss) would have been reduced by $325,124, $329,092 and $260,471 in 2000, 2001 and 2002,

                      CINEMARK USA, INC. AND SUBSIDIARIES
respectively. See note 13 for disclosure of assumptions utilized in the calculation of fair value and the required disclosures about the effects of stock-based compensation on reported net income.

     Income Taxes -- The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes are provided when tax laws and financial accounting standards differ with respect to the amount of income for a year and the bases of assets and liabilities. A valuation allowance is recorded to reduce the carrying amount of deferred tax assets unless it is more likely than not that such assets will be realized. Income taxes are provided on unremitted earnings from foreign subsidiaries. Taxes are not provided on earnings expected to be indefinitely reinvested. Income taxes have also been provided for potential tax assessments and the related tax accruals are in the consolidated balance sheets. To the extent tax accruals differ from actual payments or assessments, the accruals will be adjusted.

     Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates.

     Derivative Instruments -- The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and its related amendments in its fiscal year beginning January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments that require every derivative to be recorded on the balance sheet as an asset or liability measured at its fair value. The statement also defines the accounting for the change in the fair value of derivatives depending on their intended use. The Company's derivative activity is not material to its financial position or results of operations for the periods presented.

     Foreign Currency Translations -- The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at current exchange rates as of the balance sheet date, and revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments are recorded as a separate component of shareholder's equity.

     Fair Values of Financial Instruments -- Fair values of financial instruments are estimated by the Company using available market information and other valuation methods. The estimated fair value amounts for specific groups of financial instruments are presented in note 9. Values are based on available market quotes or estimates using a discounted cash flow approach based on the interest rates currently available for similar debt. The fair value of financial instruments for which estimated fair value amounts are not specifically presented is estimated to approximate the related recorded value.

2.  NEW ACCOUNTING PRONOUNCEMENTS

     In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement requires, among other things, that gains and losses on the early extinguishment of debt be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in Accounting Principles Board Opinion No. 30. The provisions of this statement related to classification of gains and losses on the early extinguishment of debt are effective for fiscal years beginning after May 15, 2002. This statement became effective for the Company on January 1, 2003. The Company believes the adoption of this statement will not have a material impact on the consolidated financial statements.

     In September 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an

                      CINEMARK USA, INC. AND SUBSIDIARIES
actual liability has been incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. This statement became effective for the Company on January 1, 2003. The adoption of this statement had no impact on the consolidated financial statements.

     In November 2002, the Financial Accounting Standards Board issued Interpretation Number 45, "Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The disclosure requirements of this interpretation are effective for financial statements of periods ending after December 15, 2002.

     In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This statement also amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. See note 13 of the Company's Notes to Consolidated Financial Statements for the required disclosures about the effects of stock-based compensation on reported net income.

3.  ACCOUNTING FOR AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS

     On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets". This statement requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually.

     The Company's goodwill at December 31, 2001 was as follows:

                                               GROSS CARRYING   ACCUMULATED    NET GOODWILL
GOODWILL                                           AMOUNT       AMORTIZATION      AMOUNT
--------                                       --------------   ------------   ------------
U.S. operations..............................   $ 9,313,165     $(4,004,427)   $ 5,308,738
Argentina operations.........................     5,162,418        (893,308)     4,269,110
Chile operations.............................     3,663,883        (732,777)     2,931,106
Peru operations..............................     3,270,000        (654,000)     2,616,000
                                                -----------     -----------    -----------
                                                $21,409,466     $(6,284,512)   $15,124,954
                                                ===========     ===========    ===========

     The adoption of this accounting pronouncement resulted in the aggregate write down of goodwill to fair value as a cumulative effect of a change in accounting principle on January 1, 2002 as follows:

U.S. operations.............................................  $   27,226
Argentina operations........................................   3,298,385
                                                              ----------
                                                              $3,325,611
                                                              ==========

                      CINEMARK USA, INC. AND SUBSIDIARIES

     The Company has recorded an additional impairment of goodwill in the amount of $558,398 for the year ended December 31, 2002 (recorded as a component of asset impairment loss in the statement of operations). The additional impairment of goodwill relates to a further write-down of goodwill to fair value associated with the Company's Argentina operations which continue to be impacted by the economic turmoil in the country. Fair value for this goodwill reporting unit was estimated based on a multiple of estimated cash flows for each of the individual Argentina properties.

     The Company has also recorded foreign currency translation adjustments of $204,330, $231,155 and $53,616 in Argentina, Chile and Peru, respectively, to write down goodwill in 2002. No additional goodwill was acquired in the year ended December 31, 2002.

     The Company's other intangible assets (included in deferred charges and other on the balance sheet) at December 31, 2001 were as follows:

                                                GROSS CARRYING   ACCUMULATED    NET INTANGIBLE
OTHER INTANGIBLE ASSETS                             AMOUNT       AMORTIZATION    ASSET AMOUNT
-----------------------                         --------------   ------------   --------------
Capitalized licensing fees....................    $9,000,000      $(566,666)      $8,433,334
Trademarks....................................       147,919        (83,751)          64,168
Non-compete fee...............................        72,403        (64,876)           7,527
Other intangible assets.......................       169,116       (152,953)          16,163
                                                  ----------      ---------       ----------
                                                  $9,389,438      $(868,246)      $8,521,192
                                                  ==========      =========       ==========

     The adoption of this accounting pronouncement resulted in the aggregate write down of other intangible assets with indefinite useful lives to fair value as a cumulative effect of a change in accounting principle on January 1, 2002 as follows:

Trademarks..................................................  $64,168
                                                              -------
                                                              $64,168
                                                              =======

     The Company's capitalized licensing fees have definite useful lives and thus are continuing to be amortized over their remaining useful lives. The Company's other intangible assets have indefinite useful lives remaining but were not written down on January 1, 2002 since they are recorded at or below their fair value.

     The Company's other intangible assets at December 31, 2002 are as follows:

                                               GROSS CARRYING   ACCUMULATED    NET INTANGIBLE
OTHER INTANGIBLE ASSETS                            AMOUNT       AMORTIZATION    ASSET AMOUNT
-----------------------                        --------------   ------------   --------------
Amortized Intangible Assets:
  Capitalized licensing fees.................    $9,000,000     $(1,066,667)     $7,933,333
  Non-compete fee............................        72,403         (72,403)             --
                                                 ----------     -----------      ----------
                                                 $9,072,403     $(1,139,070)     $7,933,333
                                                 ==========     ===========      ==========
Unamortized Intangible Assets:
  Trademarks.................................    $  147,919     $  (147,919)     $       --
  Other intangible assets....................       169,116        (152,953)         16,163
                                                 ----------     -----------      ----------
                                                 $  317,035     $  (300,872)     $   16,163
                                                 ==========     ===========      ==========
Aggregate Amortization Expense:
  For the year ended December 31, 2002.......                   $   761,232
                                                                ===========

                      CINEMARK USA, INC. AND SUBSIDIARIES

     Aggregate amortization expense for the year ended December 31, 2002 consists of $507,528 of amortization of other intangible assets and $253,704 of amortization of other assets (both of which are included in deferred charges and other on the balance sheet).

Estimated Amortization Expense of Other Intangible Assets:
  For the year ended December 31, 2003......................  $500,000
  For the year ended December 31, 2004......................   500,000
  For the year ended December 31, 2005......................   500,000
  For the year ended December 31, 2006......................   500,000
  For the year ended December 31, 2007......................   500,000

     The impact on net income (loss) and earnings (loss) per share related to the adoption of this accounting pronouncement is as follows:

                                                   FOR THE YEAR ENDED DECEMBER 31,
                                               ----------------------------------------
                                                   2000          2001          2002
                                               ------------   -----------   -----------
Income (loss) before cumulative effect of an
  accounting change..........................  $(10,423,085)  $(4,021,268)  $38,966,803
Add back: Goodwill amortization..............     1,792,975     1,701,786            --
Add back: Other intangible asset
  amortization...............................        33,527        33,528            --
                                               ------------   -----------   -----------
Adjusted net income (loss)...................  $ (8,596,583)  $(2,285,954)  $38,966,803
                                               ============   ===========   ===========
Basic/diluted earnings (loss) before
  cumulative effect of an accounting change
  per share:
  Reported income (loss).....................  $     (58.30)  $    (22.40)  $    211.61
  Add back: Goodwill amortization............         10.03          9.48            --
  Add back: Other intangible asset
     amortization............................          0.18          0.19            --
                                               ------------   -----------   -----------
Adjusted income (loss).......................  $     (48.09)  $    (12.73)  $    211.61
                                               ============   ===========   ===========

                      CINEMARK USA, INC. AND SUBSIDIARIES

4.  EARNINGS (LOSS) PER SHARE

     Earnings (loss) per share are computed using the weighted average number of shares of Class A and Class B common stock outstanding during each period. The following table sets forth the computation of basic and diluted earnings per share:

                                                   2000          2001          2002
                                               ------------   -----------   -----------
Income (loss) before cumulative effect of an
  accounting change..........................  $(10,423,085)  $(4,021,268)  $38,966,803
                                               ============   ===========   ===========
Basic:
  Weighted average common shares
     outstanding.............................       178,770       179,531       184,148
                                               ============   ===========   ===========
  Income (loss) before cumulative effect of
     an accounting change per common share...  $     (58.30)  $    (22.40)  $    211.61
                                               ============   ===========   ===========
Diluted:
  Weighted average common shares
     outstanding.............................       178,770       179,531       184,148
  Common equivalent shares for stock
     options.................................            --            --            --
                                               ------------   -----------   -----------
  Weighted average common and common
     equivalent shares outstanding...........       178,770       179,531       184,148
                                               ============   ===========   ===========
Income (loss) before cumulative effect of an
  accounting change per common and common
  equivalent share...........................  $     (58.30)  $    (22.40)  $    211.61
                                               ============   ===========   ===========

     Basic income (loss) per share is computed by dividing the income (loss) by the weighted average number of shares of common stock of all classes outstanding during the period. Diluted income (loss) per share is computed by dividing the income (loss) by the weighted average number of shares of common stock and potential issuable common stock outstanding using the treasury stock method.

     The dilutive effect of the options to purchase common stock are excluded from the computation of diluted income (loss) per share if their effect is antidilutive. At December 31, 2000 and 2001, 12,490 and 10,630 options to purchase common stock (calculated on a weighted average for the year basis) have been excluded from the diluted income (loss) per share calculation, respectively, as their effect would have been antidilutive.

     On May 16, 2002, Cinemark, Inc. was formed as the Delaware holding company of Cinemark USA, Inc. Under a share exchange agreement, dated May 17, 2002, and after giving effect to a reverse stock split, each outstanding share, and each outstanding option to purchase shares of the Company was exchanged for shares, and options to purchase shares, respectively, of common stock of Cinemark, Inc. As a result, weighted average common shares outstanding for the year ended December 31, 2002 do not include options to purchase shares of Cinemark, Inc.'s common stock. See note 13 for additional disclosures regarding the Company's capital stock and related stock option plans.

5.  FOREIGN CURRENCY TRANSLATION

     The accumulated other comprehensive loss account in shareholder's equity of $55,541,300 and $89,793,460 at December 31, 2001 and 2002, respectively, primarily relates to the cumulative foreign currency adjustments from translating the financial statements of Cinemark Argentina, S.A., Cinemark Brasil S.A. and Cinemark de Mexico, S.A. de C.V. into U.S. dollars.

                      CINEMARK USA, INC. AND SUBSIDIARIES

     For the first eight months of 2000, the Company was required to utilize the U.S. dollar as the functional currency of Cinemark del Ecuador, S.A. for U.S. reporting purposes in place of the sucre due to the highly inflationary economy of Ecuador. Thus, devaluations in the sucre during the first eight months of 2000 that affected the Company's investment were charged to foreign currency exchange gain (loss) rather than to the accumulated other comprehensive loss account as a reduction of shareholder's equity. A foreign currency exchange gain of $32,300 was recognized in 2000 and is included in other income (expense) in the statement of operations. In September 2000, the country of Ecuador officially switched to the U.S. dollar as its official currency, thereby eliminating any foreign currency exchange gain (loss) from operations in Ecuador on a going forward basis. At December 31, 2002, the total assets of Cinemark del Ecuador, S.A. were approximately U.S. $4 million.

     For the majority of 2001, the country of Argentina utilized the peso as its functional currency with it pegged at a rate of 1.0 peso to the U.S. dollar. As a result of economic turmoil which began in December 2001, the Argentine government announced several restrictions on currency conversions and transfers of funds abroad in early January 2002. The Argentine government ended the peso-dollar parity regime and established a dual exchange rate system, with a "commercial rate" and a "market rate". The commercial rate of 1.4 pesos to the U.S. dollar was to be utilized to settle all exports and certain essential imports. The market rate traded for the first time on January 11, 2002 and closed at a rate of 1.7 pesos to the U.S. dollar. As a result, the effect of translating the December 31, 2001 peso balances for assets and liabilities into U.S. dollars at the first known free-floating market rate as of January 11, 2002 (1.7 pesos to the U.S. dollar) is reflected as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as a reduction of shareholder's equity of approximately $19 million at December 31, 2001. Income and expense accounts from January through November 2001 were converted into U.S. dollars at the exchange rate of 1.0 peso to the U.S. dollar and income and expense accounts in December 2001 were converted into U.S. dollars at the rate of 1.7 pesos to the U.S. dollar. On January 14, 2002, the Argentine government unified the commercial rate and the market rate into one floating rate which is presently in use. At December 31, 2002, the floating rate was 3.4 pesos to the U.S. dollar. As a result, the effect of translating the 2002 Argentine financial statements into U.S. dollars was approximately $13 million which is reflected as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as an additional reduction of shareholder's equity. At December 31, 2002, the total assets of Cinemark Argentina, S.A. were approximately U.S. $14 million.

     On December 31, 2002, the exchange rate for the Brazilian real was 3.5 reais to the U.S. dollar (the exchange rate was 2.3 reais to the U.S. dollar at December 31, 2001). As a result, the effect of translating the 2002 Brazilian financial statements into U.S. dollars is reflected as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as an additional reduction of shareholder's equity of approximately $9 million at December 31, 2002. At December 31, 2002, the total assets of Cinemark Brasil S.A. were approximately U.S. $47 million.

     On December 31, 2002, the exchange rate for the Mexican peso was 10.4 pesos to the U.S. dollar (the exchange rate was 9.2 pesos to the U.S. dollar at December 31, 2001). As a result, the effect of translating the 2002 Mexican financial statements into U.S. dollars is reflected as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as an additional reduction of shareholder's equity of approximately $10.5 million at December 31, 2002. At December 31, 2002, the total assets of Cinemark de Mexico, S.A. de C.V. were approximately U.S. $88 million.

     In 2001 and 2002, all foreign countries where the Company has operations, including Argentina, Brazil, Mexico and Ecuador were deemed non-highly inflationary. Thus, any fluctuation in the currency results in the Company recording a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as an increase or reduction to shareholder's equity.

                      CINEMARK USA, INC. AND SUBSIDIARIES

6.  SUPPLEMENTAL CASH FLOW INFORMATION

     The following is provided as supplemental information to the consolidated statements of cash flows:

                                                   2000          2001          2002
                                                -----------   -----------   -----------
Cash paid for interest........................  $71,569,114   $71,359,828   $54,097,745
                                                ===========   ===========   ===========
Cash paid for income taxes (net of refunds)...  $ 2,462,369   $ 3,287,018   $14,639,084
                                                ===========   ===========   ===========

7.  INVESTMENTS IN AND ADVANCES TO AFFILIATES

     The Company has the following investments in and advances to affiliates at December 31:

                                                                 2001         2002
                                                              ----------   ----------
Entertainment Amusement Enterprises, Inc. -- investment, at
  equity....................................................  $1,052,279   $1,039,371
Brainerd Ltd. -- investment, at equity......................     312,289      326,995
Cinemark Theatres Alberta, Inc. -- investment, at equity....     267,136      233,219
Fandango, Inc. -- investment, at cost.......................     171,000      171,000
Cinemark -- Core Pacific, Ltd. (Taiwan) -- investment, at
  cost......................................................     697,082      337,984
Other.......................................................   1,947,217      932,371
                                                              ----------   ----------
     Total..................................................  $4,447,003   $3,040,940
                                                              ==========   ==========

     At December 31, 2000, the Company owned approximately 300,000 shares of Fandango, Inc. (a privately held on-line movie ticketing company with no public market for its stock) at a value of $4,233,333. In 2001, an independent third party capital injection was made to Fandango, Inc. that was valued at $0.57 per share. Based on this third party capital injection, the Company's stock in Fandango was determined to have a value of $171,000 (300,000 shares x $0.57 per share), which was considered to be an impairment that was other than temporary. As a result, the Company recorded a write down of $4,062,333 in its investment.

8.  DEFERRED CHARGES AND OTHER

     Deferred charges and other at December 31 consist of the following:

                                                                2001          2002
                                                             -----------   -----------
Debt issue costs...........................................  $12,911,873   $12,911,873
Capitalized licensing fees.................................    9,000,000     9,000,000
Other intangible assets....................................      389,438       389,438
                                                             -----------   -----------
     Total.................................................   22,301,311    22,301,311
Less accumulated amortization..............................    6,664,517     9,600,892
                                                             -----------   -----------
     Net...................................................   15,636,794    12,700,419
Foreign advanced rents.....................................   13,512,149     8,606,655
Construction advances and other deposits...................    1,645,613     1,433,774
Equipment to be placed in service..........................    2,534,584     1,147,300
Interest rate cap agreement................................    1,136,457        73,443
Other......................................................    3,127,047     2,669,705
                                                             -----------   -----------
     Total.................................................  $37,592,644   $26,631,296
                                                             ===========   ===========

                      CINEMARK USA, INC. AND SUBSIDIARIES

9.  LONG-TERM DEBT

     Long-term debt at December 31 consists of the following:

                                                               2001           2002
                                                           ------------   ------------
Series B Senior Subordinated Notes due 2008..............  $199,509,542   $199,584,042
Series D Senior Subordinated Notes due 2008..............    76,336,465     76,133,458
Series B Senior Subordinated Notes due 2008..............   104,341,667    104,441,667
Cinemark USA, Inc. Revolving credit line of
  $350,000,000...........................................   258,000,000    189,000,000
Cinemark Mexico (USA) Revolving credit line of
  $30,000,000............................................    29,000,000     23,000,000
Cinema Properties, Inc. Note Payable with Lehman Brothers
  Bank, FSB..............................................    77,000,000     77,000,000
Cinemark Brasil S.A. Notes Payable with Bank.............    14,202,549      8,007,269
Cinemark Chile S.A. Notes Payable with Bank..............    10,763,393      8,422,414
Other long-term debt.....................................    11,802,550      6,997,987
                                                           ------------   ------------
Total long-term debt.....................................   780,956,166    692,586,837
Less current portion.....................................    21,853,742     30,190,449
                                                           ------------   ------------
Long-term debt, less current portion.....................  $759,102,424   $662,396,388
                                                           ============   ============

     In August 1996, the Company issued $200 million principal amount of 9 5/8% Series A Senior Subordinated Notes (the "Series A Notes") to qualified institutional buyers in reliance on Rule 144A of the Securities Act of 1933, as amended (the "Securities Act"). The Series A Notes were issued at 99.553% of the principal face amount. The net proceeds to the Company from the issuance of the Series A Notes (net of discount, fees and expenses) were approximately $193.2 million. In November 1996, the Company completed an offer to exchange $200 million principal amount of 9 5/8% Series B Senior Subordinated Notes (the "Series B Notes") due 2008 which were registered under the Securities Act for a like principal amount of the Series A Notes. Interest on the Series B Notes is payable semi-annually on February 1 and August 1 of each year.

     In June 1997, the Company issued $75 million principal amount of 9 5/8% Series C Senior Subordinated Notes (the "Series C Notes") to qualified institutional buyers in reliance on Rule 144A of the Securities Act. The Series C Notes were issued at 103% of the principal face amount. The net proceeds to the Company from the issuance of the Series C Notes (net of fees and expenses) were approximately $77.1 million. In October 1997, the Company completed an offer to exchange $75 million principal amount of 9 5/8% Series D Senior Subordinated Notes (the "Series D Notes") due 2008 which were registered under the Securities Act for a like principal amount of the Series C Notes. Interest on the Series D Notes is payable semi-annually on February 1 and August 1 of each year.

     In January 1998, the Company issued $105 million principal amount of 8 1/2% Series A Senior Subordinated Notes (the "Series A Notes") to qualified institutional buyers in reliance on Rule 144A of the Securities Act. The Series A Notes were issued at 99.0% of the principal face amount. The net proceeds to the Company from the issuance of the Series A Notes (net of discount, fees and expenses) were approximately $103.8 million. In March 1998, the Company completed an offer to exchange $105 million principal amount of 8 1/2% Series B Senior Subordinated Notes (the "Series B Notes") due 2008 which were registered under the Securities Act for a like principal amount of the Series A Notes. Interest on the Series B Notes is payable semi-annually on February 1 and August 1 of each year.

     In February 1998, the Company replaced its existing credit facility with a reducing, revolving credit agreement (the "Credit Facility") through a group of banks for which Bank of America National Trust and

                      CINEMARK USA, INC. AND SUBSIDIARIES

Savings Association acts as Administrative Agent. The Credit Facility provides for loans to the Company of up to $350 million in the aggregate. The Credit Facility is a reducing revolving credit facility, with commitments automatically reduced each calendar quarter by 2.5%, 3.75%, 5.0%, 6.25% and 6.25% of the aggregate $350 million in calendar year 2001, 2002, 2003, 2004 and 2005, respectively, until the Credit Facility matures in 2006. As of December 31, 2002, the aggregate commitment available to the Company is $262.5 million. The Company is required to prepay all loans outstanding under the Credit Facility in excess of the aggregate commitment as reduced pursuant to the terms of the Credit Facility. Borrowings are secured by a pledge of a majority of the issued and outstanding capital stock of the Company. The Credit Facility requires the Company to maintain certain financial ratios; restricts the payment of dividends, payment of subordinated debt prior to maturity and issuance of preferred stock and other indebtedness; and contains other restrictive covenants typical for agreements of this type. Funds borrowed pursuant to the Credit Facility currently bear interest at a rate per annum equal to the Offshore Rate or the Base Rate, as the case may be, plus the Applicable Margin (as defined in the Credit Facility). The effective interest rate on such borrowings as of December 31, 2002 was 2.8% per annum. The Company prepaid a portion of the indebtedness outstanding under the Credit Facility on February 11, 2003 with the net proceeds of the Company's new senior subordinated notes issuance. The Credit Facility was repaid in full on February 14, 2003 from the net proceeds of the Company's new senior secured credit facility entered into with Lehman Commercial Paper, Inc. for itself and as administrative agent for a syndicate of lenders. See note 20 for discussion of the new senior subordinated notes issuance and the new senior secured credit facility.

     In November 1998, Cinemark Mexico executed a credit agreement with Bank of America National Trust and Savings Association (the "Cinemark Mexico Credit Agreement"). The Cinemark Mexico Credit Agreement is a revolving credit facility and provides for a loan to Cinemark Mexico of up to $30 million in the aggregate. The Cinemark Mexico Credit Agreement is secured by a pledge of 65% of the stock of Cinemark de Mexico, S.A. de C.V. and Cinemark Holdings Mexico S. de R.L. de C.V. and an unconditional guarantee by the Company. Pursuant to the terms of the Cinemark Mexico Credit Agreement, funds borrowed bear interest at a rate per annum equal to the Offshore Rate or the Base Rate, as the case may be, plus the Applicable Margin (as defined in the Cinemark Mexico Credit Agreement). Cinemark Mexico was required to make principal payments of $0.5 million in each of the third and fourth quarters of 2001, principal payments of $1.5 million per quarter in 2002 with the remaining principal outstanding of $23 million due in January 2003. The effective interest rate on such borrowing as of December 31, 2002 was 4.3% per annum. On January 15, 2003, the Cinemark Mexico Credit Agreement was paid in full.

     In December 2000, Cinema Properties, Inc., a wholly-owned subsidiary that is not subject to restrictions imposed by the Credit Facility or the indentures governing the senior subordinated notes, borrowed a $77 million 3-year term loan from Lehman Brothers Bank, FSB (the "Cinema Properties Facility") which originally matured on December 31, 2003. In 2002, the Cinema Properties facility was amended, which among other things, extended the maturity date one year to December 31, 2004 and eliminated the lender's discretionary right to require Cinema Properties, Inc. to make $1.5 million principal payments in the third and fourth quarters of 2002. Cinema Properties, Inc. has the unilateral ability to further extend the maturity date two times for one year each by paying extension fees of 1.5% and 3.0% of the outstanding borrowing, respectively, if certain interest coverage ratios are met and no event of default has occurred and is continuing. Funds borrowed pursuant to the Cinema Properties Credit Facility bear interest at a rate per annum equal to LIBOR plus 5.75%. Borrowings are secured by, among other things, a mortgage placed on six of Cinema Properties, Inc.'s theatres and certain equipment leases. The Cinema Properties Facility requires Cinema Properties, Inc. to comply with certain interest coverage ratios and contains other restrictive covenants typical of agreements of this type. Cinema Properties, Inc. has a separate legal existence, separate assets, separate creditors and separate financial statements. The assets of Cinema Properties, Inc. are not available to satisfy the debts of any of the other entities consolidated with the Company. Cinema Properties, Inc. purchased from Lehman Brothers Derivative Products, Inc. an Interest Rate Cap Agreement with a notional amount equal to

                      CINEMARK USA, INC. AND SUBSIDIARIES

$77 million with a five year term and a strike rate equal to the excess of three month LIBOR over the strike price of 6.58%. The effective interest rate on such borrowing as of December 31, 2002 was 7.2% per annum. The Cinema Properties Facility was repaid in full on February 14, 2003 from the net proceeds of the Company's new senior secured credit facility entered into with Lehman Commercial Paper, Inc. for itself and as administrative agent for a syndicate of lenders. Simultaneously, with such repayment Cinema Properties, Inc. and its shareholders were merged with and into the Company. See note 20 for discussion of the new senior secured credit facility.

     Cinemark Brasil S.A. currently has four main types of funding sources executed with local and international banks. These include:

          (1) BNDES (Banco Nacional de Desenvolvimento Economico e Social (the Brazilian National Development Bank)) credit line in the U.S. dollar equivalent in Brazilian reais of US$3.1 million executed in October 1999 with a term of 5 years (with a nine month grace period) and accruing interest at a BNDES basket rate, which is a multiple currency rate based on the rate at which the bank borrows, plus a spread amounting to 14.5%;

          (2) BNDES credit line in the U.S. dollar equivalent in Brazilian reais of US$1.5 million executed in November 2001 with a term of 5 years (with a one year grace period) and accruing interest at a BNDES basket rate plus a spread amounting to 13.8%;

          (3) Import financing executed with several banks from April 2001 through February 2002 in the amount of US$2.7 million with a term of 360 to 365 days and accruing interest at an average rate of 10.6% per annum; and

          (4) Project developer financing executed with two engineering companies in September 2000 in the amount of US$1.8 million with a term of 5 years (with a nine month grace period) and accruing interest at a rate of TJLP+5% (Taxa de Juros de Longo Prazo (a long term interest rate published by the Brazilian government)).

     These sources are secured by a variety of instruments, including comfort letters from Cinemark International, promissory notes for up to 130% of the value, a revenue reserve account and equipment collateral. The effective interest rate on such borrowings at December 31, 2002 was 13.1% per annum.

     In March 2002, Cinemark Chile S.A. entered into a Debt Acknowledgement, Rescheduling and Joint Guarantee and Co-Debt Agreement with Scotiabank Sud Americano and three local banks. Under this agreement, Cinemark Chile S.A. borrowed the U.S. dollar equivalent of approximately $10.6 million in Chilean pesos (adjusted for inflation pursuant to the Unidades de Fomento). Cinemark Chile S.A. is required to make 24 equal quarterly installments of principal plus accrued and unpaid interest, commencing March 27, 2002. The indebtedness is secured by a first priority commercial pledge of the shares of Cinemark Chile S.A., a chattel mortgage over Cinemark Chile's personal property and by guarantees issued by Cinemark International, L.L.C. and Chile Films S.A., whose owners are shareholders of Cinemark Chile S.A. The agreement requires Cinemark Chile S.A. to maintain certain financial ratios and contains other restrictive covenants typical for agreements of this type such as a limitation on dividends. Funds borrowed under this agreement bear interest at the 90 day TAB Banking rate (360 day TAB Banking rate with respect to one of the four banks) as published by the Association of Banks and Financial Institutions Act plus 2%. The effective interest rate on such borrowing at December 31, 2002 was 6.0% per annum.

     In September 1998, Cinemark Investments Corporation borrowed $20 million under the Cinemark Investments Credit Agreement, the proceeds of which were used to purchase fixed rate notes issued by Cinemark Brasil S.A. which currently bear interest at 14.0%. In September 2001, Cinemark Investments Corporation repaid the $20 million Cinemark Investments Credit Agreement at maturity.

                      CINEMARK USA, INC. AND SUBSIDIARIES

     Long-term debt at December 31, 2002, matures as follows: $30,190,449 in 2003; $165,616,627 in 2004; $94,705,254 in 2005; $19,941,290 in 2006; $1,974,051
in 2007 and $380,159,166 thereafter.

     The estimated fair value of the Company's long-term debt of $692.6 million at December 31, 2002, was approximately $717.9 million. Such amounts do not include prepayment penalties which would be incurred upon the early extinguishment of certain debt issues.

     Debt Issue Costs -- Debt issue costs of $12,911,873 and $12,911,873, net of accumulated amortization of $5,796,271 and $8,160,950 at December 31, 2001 and 2002, respectively, related to the Senior Subordinated Notes, the Credit Facility, the Mexico Credit Agreement, the Note Payable with Lehman Brothers Bank, FSB and other debt agreements are included in deferred charges and other.

10.  INCOME TAXES

     Income (loss) before income taxes below includes the cumulative effect of a change in accounting principle in 2002 of $(3,389,779) and consists of the following:

                                                  2000           2001          2002
                                              ------------   ------------   -----------
Income (loss) before income taxes:
  U.S. .....................................  $(19,346,190)  $(19,205,463)  $56,687,991
  Foreign...................................     9,174,826      1,069,566     8,049,064
                                              ------------   ------------   -----------
       Total................................   (10,171,364)   (18,135,897)   64,737,055
                                              ============   ============   ===========
Current:
  Federal...................................      (195,831)    (2,958,614)    9,427,272
  Foreign...................................     3,798,679      4,568,671     3,990,008
  State.....................................       (94,801)        59,860       856,417
                                              ------------   ------------   -----------
       Total current expense................     3,508,047      1,669,917    14,273,697
Deferred:
  Federal...................................    (5,630,239)    (2,638,940)   13,912,188
  Foreign...................................     2,439,635    (11,298,230)      206,780
  State.....................................       (65,722)    (1,847,376)      767,366
                                              ------------   ------------   -----------
       Total deferred expense...............    (3,256,326)   (15,784,546)   14,886,334
                                              ------------   ------------   -----------
Income tax expense (benefit)................  $    251,721   $(14,114,629)  $29,160,031
                                              ============   ============   ===========

                      CINEMARK USA, INC. AND SUBSIDIARIES

     A reconciliation between income tax expense (benefit) and taxes computed by applying the applicable statutory federal income tax rate to income (loss) before income taxes follows:

                                                  2000           2001          2002
                                               -----------   ------------   -----------
Computed normal tax expense..................  $(3,559,977)  $ (6,347,564)  $22,657,969
Goodwill.....................................      284,389        375,616     1,317,122
Foreign inflation adjustments................      (24,208)   (10,581,544)   (1,090,408)
State and local income taxes, net of federal
  income tax benefit.........................     (185,248)    (1,787,517)    1,623,784
Foreign subsidiaries losses not benefited....    1,201,608      2,963,052     5,224,793
Foreign tax rate differential................    1,091,943      1,812,838       469,375
Other -- net.................................    1,443,214       (549,510)   (1,042,604)
                                               -----------   ------------   -----------
     Income tax expense (benefit)............  $   251,721   $(14,114,629)  $29,160,031
                                               ===========   ============   ===========

     The tax effects of significant temporary differences and tax loss and tax credit carryforwards comprising the net long-term deferred income tax (asset) liability at December 31, 2001 and 2002 consist of the following:

                                                                2001          2002
                                                            ------------   -----------
Deferred liabilities:
  Fixed assets............................................  $ 30,851,159   $32,155,727
  Deferred intercompany sale..............................            --       736,797
  Other...................................................     2,197,431            --
                                                            ------------   -----------
     Total................................................    33,048,590    32,892,524
                                                            ------------   -----------
Deferred assets:
  Deferred lease expenses.................................     8,501,387     8,991,749
  Fixed assets............................................     8,022,207     7,137,383
  Sale/leasebacks gain....................................     2,405,746     2,265,782
  Deferred screen advertising.............................     2,859,497     1,003,261
  Tax loss carryforward...................................    18,222,958    13,466,457
  AMT credit carryforward.................................     4,383,646       413,521
  Other expenses, not currently deductible for tax
     purposes.............................................     4,190,844       211,573
                                                            ------------   -----------
     Total................................................    48,586,285    33,489,726
                                                            ------------   -----------
Net long-term deferred income tax (asset) liability before
  valuation allowance.....................................   (15,537,695)     (597,202)
Valuation allowance.......................................    11,821,489    11,767,330
                                                            ------------   -----------
Net long-term deferred income tax (asset) liability.......    (3,716,206)   11,170,128
                                                            ============   ===========
  Deferred tax asset......................................    (7,389,790)   (7,183,009)
  Deferred tax liability..................................     3,673,584    18,353,137
                                                            ------------   -----------
     Total of all deferrals...............................  $ (3,716,206)  $11,170,128
                                                            ============   ===========

     In 2001, the Company recorded $2,763,338 of income tax benefit as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as a reduction of shareholder's equity.

                      CINEMARK USA, INC. AND SUBSIDIARIES

     In 2001, management concluded the operations of Mexico would continue to be profitable for the Company. As a result, the Company reviewed its deferred tax assets and liabilities for amounts that would have previously been subject to a valuation allowance and thus not reflected within its inventory of deferred tax assets and liabilities. Mexico requires the tax basis of non-monetary assets be annually adjusted for inflation. Accordingly, the Mexican tax basis of non-monetary assets has been adjusted for inflation and the valuation allowance associated with the deferred tax asset has been removed. These revisions resulted in a 2001 benefit to income taxes of $10,339,018.

     The Company's AMT credit carryforward may be carried forward indefinitely. The foreign net operating losses began expiring in 2002; however, some losses may be carried forward indefinitely. The federal net operating loss was utilized in 2002, however, the state losses remaining will expire in 2004 through 2020.

     Management continues to reinvest the undistributed earnings of its foreign subsidiaries located in Mexico, Peru, Argentina, Honduras, Nicaragua, Costa Rica, Ecuador and Canada. Accordingly, deferred U.S. federal and state income taxes are not provided on the undistributed earnings of these foreign subsidiaries. The cumulative amount of undistributed earnings of these foreign subsidiaries on which the Company has not recognized income taxes is approximately $34 million.

     The Company's valuation allowance decreased from $11,821,489 at December 31, 2001 to $11,767,330 at December 31, 2002. This change was primarily due to foreign tax loss carryforwards that were previously not recognized but utilized in the current period.

     The Company is routinely under audit in various jurisdictions and is currently under examination in Mexico. The Company believes that it is adequately reserved for the probable outcome of this exam.

11.  COMMITMENTS AND CONTINGENCIES

     Leases -- The Company conducts a significant part of its theatre operations in leased premises under noncancelable operating leases with terms up to 30 years. In addition to the minimum annual lease payments, some of these leases provide for contingent rentals based on operating results and most require the payment of taxes, insurance and other costs applicable to the property. Generally, these leases include renewal options for various periods at stipulated rates. Some leases also provide for escalating rent payments throughout the lease term. Deferred lease expenses of $22,832,388 and $24,837,457 at December 31, 2001 and 2002, respectively, have been provided to account for lease expenses on a straight-line basis, where lease payments are not made on such basis. Rent expense for the years ended December 31, is as follows:

                                                 2000           2001           2002
                                             ------------   ------------   ------------
Fixed rent expense.........................  $ 92,481,684   $ 97,521,034   $ 98,665,430
Contingent rent expense....................    16,006,921     17,215,491     17,637,397
                                             ------------   ------------   ------------
Facility lease expense.....................   108,488,605    114,736,525    116,302,827
Corporate office rent expense..............     1,410,087      1,400,166      1,346,540
                                             ------------   ------------   ------------
Total rent expense.........................  $109,898,692   $116,136,691   $117,649,367
                                             ============   ============   ============

     In February 1998, the Company completed a sale leaseback transaction with affiliates of Primus Capital, L.L.C. (the "Sale Leaseback"). Pursuant to the Sale Leaseback, the Company sold the land, buildings and site improvements of twelve theatre properties to third party special purpose entities formed by Primus Capital, L.L.C. for an aggregate purchase price equal to approximately $131.5 million resulting in a gain on disposal of the properties of $3,790,759. In October 1998, the Company completed a second sale leaseback transaction with affiliates of Primus Capital, L.L.C. (the "Second Sale Leaseback"). Pursuant to the Second Sale Leaseback, the Company sold the land, building and site improvements of one theatre property to a third party special purpose entity for an aggregate purchase price equal to approximately $13.9 million resulting in

                      CINEMARK USA, INC. AND SUBSIDIARIES
a gain on disposal of the property of $700,000. In December 1999, the Company completed a third sale leaseback transaction (the "Third Sale Leaseback") pursuant to which the Company sold the land, building and site improvements of its corporate office to a third party special purpose entity for an aggregate purchase price equal to approximately $20.3 million resulting in a gain on disposal of the property of $1,470,000. The Company deferred the entire gain of $5,960,759 from all three sale leaseback transactions and is recognizing them evenly over the lives of the leases (ranging from 10 to 20 years). As of December 31, 2002, $1,588,139 of the deferred gain has been recognized leaving an aggregate deferred gain of $4,372,620 remaining to be amortized. Future minimum payments under these leases are due as follows: $16,175,438 in 2003, $16,175,438 in 2004, $16,175,438 in 2005, $16,175,438 in 2006, $16,175,438 in
2007 and $155,359,502 thereafter.

     Future minimum payments under noncancelable capital leases (recorded in accrued other current liabilities) and operating leases (including leases under the aforementioned sale leaseback transactions) with initial or remaining terms in excess of one year at December 31, 2002, are due as follows:

                                             CAPITAL
                                              LEASES    OPERATING LEASES       TOTALS
                                             --------   ----------------   --------------
2003.......................................  $239,841    $   99,977,223    $  100,217,064
2004.......................................        --       103,060,451       103,060,451
2005.......................................        --       103,908,224       103,908,224
2006.......................................        --       103,429,960       103,429,960
2007.......................................        --       103,336,750       103,336,750
Thereafter.................................        --       947,498,586       947,498,586
                                             --------    --------------    --------------
Total......................................  $239,841    $1,461,211,194    $1,461,451,035
                                             ========    ==============    ==============

     Employment Agreements -- In June 2002, the Company entered into executive employment agreements with each of Lee Roy Mitchell, Alan W. Stock, Tim Warner, Robert Copple and Robert Carmony, pursuant to which Messrs. Mitchell, Stock, Warner, Copple and Carmony serve respectively as Chairman and Chief Executive Officer, President and Chief Operating Officer, Senior Vice President and President of Cinemark International, L.L.C., Senior Vice President and Chief Financial Officer and Senior Vice President -- Operations. The initial term of each employment agreement is three years, subject to automatic extensions for a one year period at the end of each year of the term, unless the agreement is terminated. Pursuant to the employment agreements, each of these individuals receives a base salary, which is subject to annual review for increase (but not decrease) each fiscal year by the board of directors, in the following amounts:
Lee Roy Mitchell -- $650,000, Alan W. Stock -- $384,658, Tim Warner -- $311,929,
Robert Copple -- $280,875 and Robert Carmony -- $270,775. In addition, each of these executives is eligible to receive an annual incentive cash bonus ranging from 20% to 60% of base salary (or up to 150% in the case of Mr. Mitchell) upon the Company meeting certain financial performance goals established by the board of directors for the fiscal year. Mr. Mitchell is also entitled to additional fringe benefits including life insurance benefits of not less than $5 million, disability benefits of not less than 66% of base salary, a luxury automobile and membership at a country club.

     In the event of a change of control, each named executive, other than Mr. Mitchell, will be entitled to receive, as additional benefits, a cash lump sum equal to: his respective accrued compensation (which includes base salary and a pro rata bonus) and benefits, base salary for the balance of the term, an amount equal to the most recent annual bonus received by such executive multiplied by the number of years remaining on his term, and the value of his employee benefits for the balance of his term. In addition, each named executive's equity-based or performance-based awards will become fully vested and exercisable upon the change of control in accordance with the terms of the applicable plan or agreement.

                      CINEMARK USA, INC. AND SUBSIDIARIES

     The employment agreement with each named executive also provides for severance payments upon termination of employment, the amount and nature of which depends upon the reason for the termination of employment. For example, if such executive resigns for good reason (which, in the case of Mr. Mitchell, includes failure to be elected to serve as chairman) or is terminated by the Company without cause (as defined in the agreement), the executive will receive his respective accrued compensation (which includes base salary and a pro rata bonus) and benefits and an amount determined by multiplying his annual base salary and the most recent annual bonus by the number of years remaining on his term. Each such executive's equity-based or performance based awards will become fully vested or exercisable upon such termination or resignation. Each named executive will also have an option to receive the one-year value, and in the case of Mr. Mitchell, the five-year value of his employee benefits. Alternatively, these executives may choose to continue to participate in the company benefit plans and programs on the same terms as other similarly situated active employees for a one year period, and in the case of Mr. Mitchell, for a five year period from the date of such resignation or termination. Mr. Mitchell will also be entitled, for a period of five years, to office space and related expenses upon his resignation for good reason or termination without cause and to tax preparation assistance upon termination of his employment for any reason.

     In June 2002, the Company also entered into an executive employment agreement with Tandy Mitchell, a director and the wife of Lee Roy Mitchell, pursuant to which Mrs. Mitchell serves as Executive Vice President. The employment agreement with Mrs. Mitchell provides for a base salary of $250,000 per year upon substantially the same terms, including without limitation, bonus, change of control and severance provisions, as the employment agreements with the named executives listed above, other than Mr. Mitchell, except: Mrs. Mitchell is entitled to life insurance benefits of not less than $1 million during the term of her employment, a luxury automobile and tax preparation assistance for a period of five years upon termination of her employment for any reason.

     Retirement Savings Plan -- The Company has a 401(k) profit sharing plan for the benefit of all employees and makes contributions as determined annually by the Board of Directors. Contribution payments of $697,848 and $823,133 were made in 2001 (for plan year 2000) and 2002 (for plan year 2001), respectively. A liability of $1,025,000 has been recorded at December 31, 2002 for contribution payments to be made in 2003 (for plan year 2002).

     Letters of Credit and Collateral -- The Company had outstanding letters of credit of $448,888 in connection with property and liability insurance coverage at December 31, 2001 and 2002.

     Litigation and Litigation Settlements -- The Company is currently a defendant in certain litigation proceedings alleging certain violations of the Americans with Disabilities Act of 1990 (the "ADA") relating to accessibility of movie theatres for handicapped and deaf patrons.

     In March 1999, the Department of Justice filed suit in the U.S. District Court, Northern District of Ohio, Eastern Division, against the Company alleging certain violations of the ADA relating to the Company's wheelchair seating arrangements and seeking remedial action. An Order granting Summary Judgment to the Company was issued in November 2001. The Department of Justice has appealed the district court's ruling with the Sixth Circuit Court of Appeals. If the Company loses this litigation, the Company's financial position, results of operations and cash flows may be materially and adversely affected. The Company is unable to predict the outcome of this litigation or the range of potential loss, however, management believes that based upon current precedent the Company's potential liability with respect to such proceeding is not material in the aggregate to the Company's financial position, results of operations and cash flows. Accordingly, the Company has not established a reserve for loss in connection with this proceeding.

     In August 2001, David Wittie, Rona Schnall, Ron Cranston, Jennifer McPhail, Peggy Garaffa and ADAPT of Texas filed suit in the 201st Judicial District Court of Travis County, Texas alleging certain violations of the Human Resources Code, the Texas Architectural Barriers Act, the Texas Accessibility

                      CINEMARK USA, INC. AND SUBSIDIARIES

Standards and the Deceptive Trade Practices Act relating to accessibility of movie theatres for patrons using wheelchairs at two theatres located in the Austin, Texas market. The plaintiffs were seeking remedial action and unspecified damages. On February 20, 2003, a jury determined that the Company's theatres located in the Austin, Texas market complied with the Human Resources Code, the Texas Architectural Barriers Act and the Texas Accessibility Standards. The judge granted summary judgment to the Company with respect to the Deceptive Trade Practices Act. The Company cannot predict whether the plaintiffs will appeal the jury's decision. If the jury's finding is appealed, the Company is unable to predict the outcome of this litigation or the range of potential loss, however, management believes that based upon current precedent the Company's potential liability with respect to such proceeding is not material in the aggregate to the Company's financial position, results of operations and cash flows. Accordingly, the Company has not established a reserve for loss in connection with this proceeding.

     In July 2001, Sonia Rivera-Garcia and Valley Association for Independent Living filed suit in the 93rd Judicial District Court of Hidalgo County, Texas alleging certain violations of the Human Resources Code, the Texas Architectural Barriers Act, the Texas Accessibility Standards and the Deceptive Trade Practices Act relating to accessibility of movie theatres for patrons using wheelchairs at one theatre in the Mission, Texas market. The plaintiffs are seeking remedial action and unspecified damages. The Company has filed an answer denying the allegations and is vigorously defending this suit. The Company is unable to predict the outcome of this litigation or the range of potential loss, however, management believes that based upon current precedent the Company's potential liability with respect to such proceeding is not material in the aggregate to the Company's financial position, results of operations and cash flows. Accordingly, the Company has not established a reserve for loss in connection with this proceeding.

     The plaintiffs in the Department of Justice litigation, Austin, Texas litigation and Mission, Texas litigation have argued that the theatres must provide wheelchair seating locations with viewing angles to the screen that are at the median or better than all seats in the auditorium. To date three courts and one jury in a fourth court have rejected that position. In three of the four courts, the Company was the defendant, and the courts or a jury have found the Company's theatres to comply with the ADA; Lara v. Cinemark USA, Inc., United States Court of Appeals for the Fifth Circuit; United States of America v. Cinemark USA, Inc., United States District Court for the Northern District of Ohio; and Wittie v. Cinemark USA, Inc., 201st Judicial District Court of Travis County, Texas. Oregon Paralyzed Veterans of America v. Regal Cinemas, Inc., United States District Court for the District of Oregon, adopted the reasoning established in Lara and granted summary judgment in favor of Regal Cinemas, Inc.

     In May 2002, Robert Todd on behalf of Robert Preston Todd, his minor child and "all individuals who are deaf or are severely hearing impaired" brought this case in the United States District Court for the Southern District of Texas, Houston Division against several movie theatre operators, including AMC Entertainment, Inc., Regal Entertainment, Inc., the Company and Century Theaters as well as eight movie Production companies. The lawsuit alleges violation of Title III of the ADA and the First Amendment to the Constitution of the United States. Plaintiffs seek unspecified injunctive relief, unspecified declaratory relief, unspecified monetary damages (both actual and punitive) and unspecified attorney's fees. The Company has denied any violation of law and intends to vigorously defend against all claims. On March 7, 2003, the federal district judge presiding over the case granted summary judgment to the defendants on the alleged First Amendment violations. The Company is unable to predict the outcome of this litigation or the range of potential loss, however, management believes that based upon current precedent the Company's potential liability with respect to such proceeding is not material in the aggregate to the Company's financial position, results of operations and cash flows. Accordingly, the Company has not established a reserve for loss in connection with this proceeding.

                      CINEMARK USA, INC. AND SUBSIDIARIES

     The Company is also currently a defendant in other legal proceedings discussed below:

     In April 2002, the Malthouse Development Company Limited, as landlord, filed a lawsuit in the High Court of Justice, Chancery Division, in England, against Cinemark Theatres UK Limited and Cinemark International L.L.C., as tenant and guarantor of tenant's obligations, respectively, under a lease for the construction and operation of a movie theatre in Banbury, England. The lease was previously terminated for cause by Cinemark Theatres UK Limited. The Malthouse Development Company Limited is seeking damages for the U.S. dollar equivalent of approximately $1.5 million based on an alleged improper termination. Cinemark Theatres UK Limited and Cinemark International, L.L.C. have filed an answer to the complaint, denying the allegations. The Company intends to vigorously defend this suit. The Company is unable to predict the outcome of this litigation or the range of potential loss, however, based on the opinion of its barristers and Queen's counsel, the Company believes its potential liability with respect to such proceeding is not material in the aggregate to its financial position, results of operations and cash flows. Accordingly, the Company has not established a reserve for loss in connection with this proceeding.

     From time to time, the Company is involved in other various legal proceedings arising from the ordinary course of its business operations, such as personal injury claims, employment matters and contractual disputes, most of which are covered by insurance. The Company believes its potential liability with respect to proceedings currently pending is not material in the aggregate to the Company's financial position, results of operations and cash flows.

12.  MINORITY INTERESTS IN SUBSIDIARIES

     Common Shareholder's Equity -- Minority ownership interests in subsidiaries of the Company are as follows at December 31:

                                                                2001          2002
                                                             -----------   -----------
Cinemark Brasil S.A. -- 47.2% interest.....................  $23,014,621   $13,214,372
Cinemark Partners II -- 49.2% interest.....................    5,954,244     6,764,400
Cinemark Equity Holdings Corp. (Central America) -- 49.9%
  interest.................................................    2,627,419     2,576,878
Cinemark Colombia, S.A. -- 49.0% interest..................    1,343,431     1,618,295
Cinemark del Ecuador, S.A. -- 40.0% interest...............      685,872     1,099,261
Cinemark de Mexico, S.A. de C.V. -- 5.0% interest..........    1,188,022     1,141,948
Others.....................................................      540,053       299,775
                                                             -----------   -----------
     Total.................................................  $35,353,662   $26,714,929
                                                             ===========   ===========

13.  CAPITAL STOCK

     Common and Preferred Stocks -- Class A and Class B shareholders have exclusive voting rights. Class B common stock shareholders have no voting rights except upon any proposed amendments to the articles of incorporation. However, they may convert their Class B common stock at their option to Class A common stock. In the event of any liquidation, the Class A and Class B common stock shareholders will be entitled to their pro rata share of assets remaining after any preferred stock shareholders have received their preferential amounts based on their respective shares held.

     The Company has 1,000,000 shares of preferred stock, $1.00 par value, authorized with none issued or outstanding. The rights and preferences of preferred stock will be determined by the Board of Directors at the time of issuance.

     The Company's ability to pay dividends is effectively limited by its status as a holding company and the terms of its indentures and certain of its other debt instruments, which significantly restrict the ability of

                      CINEMARK USA, INC. AND SUBSIDIARIES
certain of the Company's subsidiaries to pay dividends directly or indirectly to the Company. Furthermore, certain of the Company's foreign subsidiaries currently have a deficit in retained earnings which prevents the Company from declaring and paying dividends from those subsidiaries.

     Employee Stock Option Plan -- Under terms of the Company's Employee Stock Option Plan, nonqualified options to purchase up to 10,685 shares of the Company's Class B common stock may be granted to key employees. All options vest and are exercisable over a period of five years from the date of grant and expire ten years from the date of grant. A summary of the Company's Employee Stock Option Plan activity and related information for the years ended December 31, 2000, 2001 and 2002 is as follows:

                                       2000                      2001                      2002
                              -----------------------   -----------------------   -----------------------
                                          WEIGHTED                  WEIGHTED                  WEIGHTED
                                          AVERAGE                   AVERAGE                   AVERAGE
                              SHARES   EXERCISE PRICE   SHARES   EXERCISE PRICE   SHARES   EXERCISE PRICE
                              ------   --------------   ------   --------------   ------   --------------
Outstanding at January 1....  7,121         $ 1          6,138        $ 1            --           --
Granted.....................     --          --            258          1            --           --
Forfeited...................   (115)          1         (1,485)         1            --           --
Exercised...................   (709)          1         (4,911)         1            --           --
Repurchased.................   (159)          1             --         --            --           --
                              -----         ---         ------        ---          ----        -----
Outstanding at December
  31........................  6,138         $ 1             --        $--            --        $  --
                              =====         ===         ======        ===          ====        =====
Options exercisable at
  December 31...............  5,782         $ 1             --        $--            --        $  --
                              =====         ===         ======        ===          ====        =====

     The Company repurchased options to purchase 159 shares of Class B common stock held by an employee in February 2000. The aggregate purchase price for such options was $266,166, of which $198,432 is included in salaries and wages expense. The Company believes the market value of a share of Class B common stock on the date of grant for the 258 options granted in October 2001 exceeded the option price by approximately $329 per share. These options were immediately vested and exercised which resulted in $84,882 of compensation expense being recorded at that time. In October 2001, all remaining unvested options under this Plan were vested with additional compensation expense of approximately $185,000 recorded for this accelerated vesting. In connection with the proposed initial public offering of the Company's parent, Cinemark, Inc., each share and option to purchase shares of the Company's Class B common stock was exchanged for 220 shares and options to purchase shares of the Class A common stock of Cinemark, Inc., pursuant to a share exchange agreement dated May 17, 2002 and a subsequent reverse stock split. As of December 31, 2002, no shares remain available for issuance under the Company's Employee Stock Option Plan and there are no outstanding options to purchase shares of stock under this Plan as all outstanding options were either exercised or forfeited in 2001.

     Independent Director Stock Options -- The Company has granted the unaffiliated directors of the Company options to purchase up to an aggregate of 800 shares of the Company's Class B common stock at an exercise price of $1.00 per share (the "Director Options"). The options vest five years from date of grant and expire ten years from the date of grant. A director's options are forfeited if the director resigns or is removed from the Board of Directors of the Company.

                      CINEMARK USA, INC. AND SUBSIDIARIES

     A summary of the Company's Independent Directors Stock Option Plan activity and related information for the years ended December 31, 2000, 2001 and 2002 is as follows:

                                        2000                      2001                      2002
                               -----------------------   -----------------------   -----------------------
                                           WEIGHTED                  WEIGHTED                  WEIGHTED
                                           AVERAGE                   AVERAGE                   AVERAGE
                               SHARES   EXERCISE PRICE   SHARES   EXERCISE PRICE   SHARES   EXERCISE PRICE
                               ------   --------------   ------   --------------   ------   --------------
Outstanding at January 1.....   800          $ 1           800         $ 1           600         $ 1
Granted......................    --           --            --          --            --          --
Forfeited....................    --           --            --          --            --          --
Exercised....................    --           --          (200)          1            --          --
Exchanged for Cinemark, Inc.
  options....................    --           --            --          --          (600)        $ 1
                                ---          ---          ----         ---          ----         ---
Outstanding at December 31...   800          $ 1           600         $ 1            --         $--
                                ===          ===          ====         ===          ====         ===
Options exercisable at
  December 31................   600          $ 1           400         $ 1            --         $--
                                ===          ===          ====         ===          ====         ===

     In connection with the proposed initial public offering of the Company's parent, Cinemark, Inc., each share and option to purchase shares of the Company's Class B common stock was exchanged for 220 shares and options to purchase shares of the Class A common stock of Cinemark, Inc., pursuant to a share exchange agreement dated May 17, 2002 and a subsequent reverse stock split. As a result, the Company no longer has any options outstanding under this Plan as of December 31, 2002. However, the compensation expense resulting from the amortization of unearned compensation related to the Independent Directors Stock Option Plan is still being recorded in the Company's statement of operations.

     Long Term Incentive Plan -- In November 1998, the Board approved a Long Term Incentive Plan (the "Long Term Incentive Plan") under which the Compensation Committee of the Board of Directors, in its sole discretion, may grant employees incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, performance units, performance shares or phantom stock up to an aggregate of 9,794 shares of the Company's Class B common stock. The Compensation Committee has the discretion to set the exercise price and the term (up to ten years) of the options. All awards under the Long Term Incentive Plan vest at the rate of one-fifth of the total award per year beginning one year from the date of grant, subject to acceleration by the Compensation Committee. An employee's award under the Long Term Incentive Plan is forfeited if the employee is terminated for cause. Upon termination of the employee's employment with the Company, the Company has the option to repurchase the award at the fair market value of the shares of Class B common stock vested under such award as determined in accordance with the Long Term Incentive Plan provided that no public market exists for any class of common stock of the Company. The Long Term Incentive Plan options expire ten years from the date of grant.

                      CINEMARK USA, INC. AND SUBSIDIARIES

     A summary of the Company's Long Term Incentive Plan activity and related information for the years ended December 31, 2000, 2001 and 2002 is as follows:

                                       2000                      2001                      2002
                              -----------------------   -----------------------   -----------------------
                                          WEIGHTED                  WEIGHTED                  WEIGHTED
                                          AVERAGE                   AVERAGE                   AVERAGE
                              SHARES   EXERCISE PRICE   SHARES   EXERCISE PRICE   SHARES   EXERCISE PRICE
                              ------   --------------   ------   --------------   ------   --------------
Outstanding at January 1....  5,365        $1,674       4,815        $1,674        5,815       $1,322
Granted.....................     50         1,674       1,525           330           --           --
Forfeited...................   (600)        1,674        (525)        1,674           --           --
Exercised...................     --            --          --            --           --           --
Exchanged for Cinemark, Inc.
  options...................     --            --          --            --       (5,815)      $1,322
                              -----        ------       -----        ------       ------       ------
Outstanding at December
  31........................  4,815        $1,674       5,815        $1,322           --       $   --
                              =====        ======       =====        ======       ======       ======
Options exercisable at
  December 31...............  1,916        $1,674       2,591        $1,674           --       $   --
                              =====        ======       =====        ======       ======       ======

     The Company believes the market value of a share of Class B common stock on the date of grant for the 50 options granted in January 2000 did not exceed the option price of $1,674 per share and thus no compensation expense was recorded. The Company believed the market value of a share of Class B common stock on the date of grant for the 1,525 options granted in December 2001 did not exceed the option price of $330 per share and therefore no compensation expense was recorded. In connection with the proposed initial public offering of the Class A common stock of the Company's parent Cinemark, Inc. and Staff Accounting Bulletin Topic 4.D., the Company revised the market value per share for the 1,525 options granted in December 2001 to $2,519 per share which exceeded the option price of $330 per share by $2,189 per share. As a result, the Company accrued $3,338,225 for additional unearned compensation and began amortizing this noncash expense in January 2002 at a rate of $667,645 per year during the five year vesting period of the options granted.

     In connection with the proposed initial public offering of the Company's parent, Cinemark, Inc., each share and option to purchase shares of the Company's Class B common stock was exchanged for 220 shares and options to purchase shares of the Class A common stock of Cinemark, Inc., pursuant to a share exchange agreement dated May 17, 2002 and a subsequent reverse stock split. As a result, the Company no longer has any options outstanding under this Plan as of December 31, 2002. However, the compensation expense resulting from the amortization of unearned compensation related to the Long Term Incentive Plan is still being recorded in the Company's statement of operations.

     For all three option plans, the excess of the estimated fair market value of the stock at the dates of the grant over the exercise price is accounted for as additional paid-in-capital and as unearned compensation, which is amortized to operations over the vesting period. As a result of the above grants, unearned compensation of $0 and $3,423,107 was recorded in 2000 and 2001, respectively. No unearned compensation was recorded in 2002 due to the share exchange previously discussed above. Compensation expense under these stock option plans was $1,114,454, $1,010,655 and $1,103,155 in 2000, 2001 and 2002, respectively, of which, $198,432 of the compensation expense recorded in 2000 reflected actual compensation expense (as opposed to non-cash amortization) paid out to an employee upon the repurchase of options by the Company.

     The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the Company's stock option plans. Had compensation costs for the Company's stock option plans been determined based on the fair value at the date of grant for awards under the plans, consistent with the method of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-

                      CINEMARK USA, INC. AND SUBSIDIARIES

Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure", the Company's net income (loss) and earnings (loss) per share would have been reduced to the proforma amounts indicated below:

                                                     2000          2001          2002
                                                 ------------   -----------   -----------
Net income (loss)................  As reported   $(10,423,085)  $(4,021,268)  $35,577,024
                                   Proforma       (10,748,209)   (4,350,360)   35,316,553
Earnings (loss) per share:
  Basic/Diluted..................  As reported   $     (58.30)  $    (22.40)  $    193.20
                                   Proforma            (60.12)       (24.23)       191.78

     The weighted average fair value per share of these stock options granted was $1,674 in 2000 (all of which had an exercise price that equaled the market value at the date of grant) and $2,202 in 2001 (most of which had exercise prices less than market value at the date of grant). No stock options were granted in 2002. The following assumptions were used in the calculation of fair value: dividend yield of 0 percent; an expected life of 6.5 years; expected volatility of approximately 38 percent; and risk-free interest rates of 5.24 percent in 2000 and 5.09 percent in 2001.

     During 2000 and 2001, the Company experienced actual tax deductible compensation that was less than the compensation amounts recorded for book purposes. The income tax effect of this difference was recorded as a reduction of shareholder's equity only to the extent of previous increases in accordance with paragraph 17 of Accounting Principles Board Opinion No. 25 as follows:

2000........................................................  $  208,317
2001........................................................  $1,380,621

14.  OTHER RELATED PARTY TRANSACTIONS

     In addition to transactions discussed in other notes to the consolidated financial statements, the following transactions with related companies are included in the Company's consolidated financial statements:

                                                      2000         2001         2002
                                                   ----------   ----------   ----------
Facility lease expense -- theatre and equipment
  leases with shareholder affiliates.............  $  268,101   $  272,341   $  272,175
Video game machine revenues -- a subsidiary of an
  affiliate......................................   2,714,817    2,558,693    2,752,460
Management fee revenues for property and theatre
  management:
  Equity investee................................     136,926      163,068      256,007
  Other related parties..........................      27,955       50,714       58,263

     The Company manages one theatre with 12 screens for Laredo Theatre, Ltd ("Laredo"). Lone Star Theatres, Inc. owns 25% of the limited partnership interests in Laredo. The Company is the sole general partner and owns the remaining limited partnership interests. Lone Star Theatres, Inc. is owned 100% by Mr. David Roberts, who is Mr. Mitchell's son-in-law. Under the agreement, management fees are paid by Laredo to the Company at a rate of 5% of theatre revenues in each year up to $50,000,000 and 3% of theater revenues in each year in excess of $50,000,000. The Company recorded $187,798 of management fee revenues and received dividends of $750,000 from Laredo in 2002. Laredo distributed dividends of $250,000 to Lone Star Theatres in 2002 in accordance with the terms of the limited partnership agreement. All such amounts are included in the Company's consolidated financial statements with the intercompany amounts eliminated in consolidation.

                      CINEMARK USA, INC. AND SUBSIDIARIES

     The Company managed two theatres with 11 screens for Westward Ltd. ("Westward") in 2002. Westward is a Texas limited partnership of which Cinemark of Utah, Inc. is the general partner and owns a 1% interest in Westward. Cinemark of Utah, Inc. is 100% owned by Mr. Mitchell. Mr. Mitchell also owns a 48.425% limited partner interest in Westward. Under the agreement, management fees are paid by Westward to the Company at a rate of 3% of theatre revenues. The Company recorded $25,359 of management fee revenues from Westward in 2002. One of the two theatres managed by the Company was closed by Westward in February 2002 and the other theatre was closed by Westward in January 2003.

     The Company manages one theatre with eight screens for Mitchell Theatres. Mitchell Theatres is 100% owned by members of Mr. Mitchell's family. Under the agreement, management fees are paid by Mitchell Theatres to the Company at a rate of 5% of theatre revenues. The Company recorded $32,904 of management fee revenues from Mitchell Theatres in 2002. The term ends in November 2003. However, the Company has the option to renew for one or more five-year periods.

     The Company leases one theatre with 7 screens from Plitt Plaza joint venture. Plitt Plaza joint venture is indirectly owned by Lee Roy Mitchell. The term of the lease expires in July 2003. The annual rent is approximately $264,000 plus certain taxes, maintenance expenses, insurance, and a percentage of gross admission and concession receipts in excess of certain amounts. The Company recorded $272,175 of facility lease expense payable to Plitt Plaza joint venture during 2002.

     During 2001, Cinemark Brasil S.A. received additional capital from its Brazilian shareholders in an aggregate amount equal to approximately $11.0 million (US dollar equivalent) in exchange for shares of common stock of Cinemark Brasil S.A. The contributions were made in July in the aggregate amount of $5.0 million and in November in the aggregate amount of $6.0 million. The additional capital is being used to fund development in Brazil and to reduce Cinemark Brasil S.A.'s outstanding indebtedness. After giving effect to the additional issuance of common stock, Cinemark International's ownership interest was diluted to approximately 53%. As part of the additional capitalization, the Company agreed to give the Brazilian partners an option to exchange shares they own in Cinemark Brasil S.A. for shares of the class of Cinemark Inc.'s common stock to be registered under the Securities Act in an initial public offering occurring any time prior to December 31, 2007. The Company has given notice to its Brazilian partners that its parent company, Cinemark, Inc. has filed a Registration Statement on Form S-1 with the Securities and Exchange Commission, and certain of the Company's Brazilian partners may exercise their option if an initial public offering is consummated. If Cinemark, Inc.'s initial public offering is completed, the Brazilian partners which receive shares of Cinemark, Inc. pursuant to the exchange will have piggy-back registration rights in connection with any future registered public offerings of Cinemark, Inc. common stock.

     The Company entered into a profit participation agreement dated May 17, 2002 with its President, Alan Stock, pursuant to which Mr. Stock receives a profit interest in two recently built theatres after the Company has recovered its capital investment in these theatres plus its borrowing costs. Under this agreement, operating losses and disposition losses for any year are allocated 100% to the Company. Operating profits and disposition profits for these theatres for any fiscal year are allocated first to the Company to the extent of total operating losses and losses from any disposition of these theatres. Thereafter, net cash from operations from these theatres or from any disposition of these theatres is paid first to the Company until such payments equal the Company's investment in these theatres, plus interest, and then 51% to the Company and 49% to Mr. Stock. In the event that Mr. Stock's employment is terminated without cause, profits will be distributed according to this formula without first allowing the Company to recoup its investment plus interest thereon. No amounts have been paid to Mr. Stock to date pursuant to the profit participation agreement. Upon consummation of a public offering, the Company will have the option to purchase Mr. Stock's interest in the theatres for a price equal to the fair market value of the profit interest, as determined by an independent appraiser. The Company does not intend to enter into similar arrangements with its executive officers in the future.

                      CINEMARK USA, INC. AND SUBSIDIARIES

15.  FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

     The Company operates in a single business segment as a motion picture exhibitor. The Company is a multinational corporation with consolidated operations in the U.S., Canada, Mexico, Argentina, Brazil, Chile, Ecuador, Peru, Honduras, El Salvador, Nicaragua, Costa Rica, Panama, Colombia and the United Kingdom as of December 31, 2002. Revenues in the U.S. and Canada, Mexico, Brazil and other foreign countries for the years ended December 31 are as follows:

                                                 2000           2001           2002
                                             ------------   ------------   ------------
Revenues
U.S. and Canada............................  $597,913,928   $644,095,881   $727,918,466
Mexico.....................................    61,907,651     77,266,984     84,376,090
Brazil.....................................    60,740,586     62,188,321     65,195,568
Other foreign countries....................    66,593,322     71,101,287     62,723,342
Eliminations...............................      (891,630)      (994,005)      (948,257)
                                             ------------   ------------   ------------
                                             $786,263,857   $853,658,468   $939,265,209
                                             ============   ============   ============

     Long-lived assets in the U.S. and Canada, Mexico, Brazil and other foreign countries as of December 31 are as follows:

                                                               2001           2002
                                                           ------------   ------------
Long-Lived Assets
U.S. and Canada..........................................  $667,881,369   $633,896,654
Mexico...................................................    78,036,408     67,990,885
Brazil...................................................    62,080,875     37,892,202
Other foreign countries..................................    58,407,765     51,950,762
                                                           ------------   ------------
                                                           $866,406,417   $791,730,503
                                                           ============   ============

16.  ASSET IMPAIRMENT LOSS

     The Company reviews long-lived assets, including goodwill, for impairment in conjunction with the preparation of the Company's quarterly consolidated financial statements and whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. The Company considers actual theatre level cash flow, future years budgeted theatre level cash flow, theatre property and equipment values, goodwill values, competitive theatres in the marketplace, theatre operating cash flows compared to annual long-term lease payments, the sharing of a market with other Company theatres, the age of a recently built theatre and other factors in its assessment of impairment of individual theatre assets. Assets are evaluated for impairment on an individual theatre basis or a group of theatres that share the same marketplace, which the Company's management believes is the lowest applicable level for which there are identifiable cash flows. The impairment evaluation is based on the estimated undiscounted cash flows from continuing use through the remainder of the theatre's useful life. The remainder of the useful life correlates with the available remaining lease period for leased properties and a period of twenty years for fee owned properties. If the estimated undiscounted cash flows are not sufficient to recover an asset's carrying amount, the asset is written down to its estimated fair value.

     The Company recorded asset impairment charges of $3,872,126, $20,723,274 and $3,869,331 in 2000, 2001 and 2002, respectively, related to assets held for use. The Company wrote down the assets of these properties to their estimated fair value. The impairment charges were recognized in the first, second, third, and fourth quarters of 2000, the first and fourth quarters of 2001 and the first, second and fourth quarters of

                      CINEMARK USA, INC. AND SUBSIDIARIES

2002, respectively. All of the impairment charges recorded were in the U.S. except for impairment charges of $1,712,750 recorded in Brazil in the fourth quarter of 2001, $558,398 recorded in Argentina in the first quarter of 2002, $233,378 recorded in El Salvador in the second quarter of 2002 and $1,268,394 recorded in Chile in the fourth quarter of 2002.

17.  LOSS ON SALE OF ASSETS AND OTHER

     The Company recorded a loss on sale of assets and other in the amount of $912,298, $12,407,696 and $469,961 in 2000, 2001, and 2002, respectively.
Included in loss on sale of assets and other in 2001 is a charge of $7,217,975 to write down one property to be disposed of in the U.S. to fair value and a charge of $1,471,947 to write down one property to be disposed of in Argentina to fair value.

18.  INITIAL PUBLIC OFFERING FEES AND COSTS

     In 2002, $3,080,511 of legal, accounting and other professional fees and costs associated with the proposed initial public offering of the Company's parent, Cinemark, Inc., were incurred. The proposed initial public offering was subsequently postponed due to unfavorable market conditions. Although Cinemark, Inc.'s S-1 remains filed with the Securities and Exchange Commission, these legal, accounting and other professional fees and costs were written off in the fourth quarter of 2002 in the Company's statement of operations since the proposed initial public offering was not consummated as of December 31, 2002.

19.  VALUATION AND QUALIFYING ACCOUNTS

     The Company's valuation allowance for deferred tax assets for the years ended December 31, 2000, 2001 and 2002 is as follows:

                                                               VALUATION ALLOWANCE FOR
                                                                 DEFERRED TAX ASSETS
                                                               -----------------------
Balance, January 1, 2000....................................         $ 4,863,297
Additions...................................................           1,694,048
Deductions..................................................            (307,994)
                                                                     -----------
Balance, December 31, 2000..................................           6,249,351
Additions...................................................           5,596,219
Deductions..................................................             (24,081)
                                                                     -----------
Balance, December 31, 2001..................................          11,821,489
Additions...................................................             596,209
Deductions..................................................            (650,368)
                                                                     -----------
Balance, December 31, 2002..................................         $11,767,330
                                                                     ===========

20.  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF SUBSIDIARY GUARANTORS

     On February 11, 2003, the Company completed a private placement of $150 million 9% Senior Subordinated Notes due 2013 (the "2003 Senior Subordinated Notes") pursuant to Rule 144A. The 2003 Senior Subordinated Notes are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated unsecured basis by the following wholly-owned subsidiaries of Cinemark USA,
Inc.: Cinemark, L.L.C., Sunnymead Cinema Corp., Cinemark Properties, Inc., Greeley Holdings, Inc. (formerly known as Cinemark Paradiso, Inc.), Trans Texas Cinema, Inc., Missouri City Central 6, Inc., Cinemark Mexico (USA), Inc., Cinemark Leasing Company, Cinemark Partners I, Inc., Multiplex Properties, Inc., Multiplex Services, Inc., CNMK Investments, Inc., CNMK Delaware Investments I, L.L.C., CNMK Delaware Investments II,

                      CINEMARK USA, INC. AND SUBSIDIARIES

L.L.C., CNMK Delaware Investment Properties, L.P., CNMK Texas Properties, Ltd., Laredo Theatre, Ltd. and Cinemark Investments Corporation.

     The following supplemental condensed consolidating financial statements present:

          1. Condensed consolidating balance sheets as of December 31, 2001 and 2002, condensed consolidating statements of operations and statements of cash flows for each of the three years ended December 31, 2002.

          2. Cinemark USA, Inc. (the "Parent" and "Issuer"), combined Guarantor Subsidiaries and combined Non-Guarantor Subsidiaries with their investments in subsidiaries accounted for using the equity method of accounting and therefore, the Parent column reflects the equity income (loss) of its Guarantor Subsidiaries and Non-Guarantor Subsidiaries, which are also separately reflected in the stand-alone Guarantor Subsidiaries column and Non-Guarantor Subsidiaries column. Additionally, the Guarantor Subsidiaries column reflects the equity income (loss) of its Non-Guarantor Subsidiaries, which are also separately reflected in the stand-alone Non-Guarantor Subsidiaries column.

          3. Elimination entries necessary to consolidate the Parent and all of its Subsidiaries.

                      CINEMARK USA, INC. AND SUBSIDIARIES

                             SUBSIDIARY GUARANTORS
          CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS INFORMATION
                          YEAR ENDED DECEMBER 31, 2000

                            PARENT       SUBSIDIARY    SUBSIDIARY NON-
                           COMPANY       GUARANTORS      GUARANTORS      ELIMINATIONS   CONSOLIDATED
                         ------------   ------------   ---------------   ------------   ------------
Revenues...............  $358,941,151   $266,491,752    $203,383,909     $(42,552,955)  $786,263,857
Costs and Expenses
  Cost of operations...   300,085,232    202,605,139     152,870,067      (42,552,955)   613,007,483
  General and
     administrative
     expenses..........    26,568,360          9,080      12,435,484               --     39,012,924
  Depreciation and
     amortization......    22,244,797     21,477,923      22,387,835               --     66,110,555
  Asset impairment
     loss..............     2,400,718      1,471,408              --               --      3,872,126
  (Gain) loss on sale
     of assets and
     other.............      (392,056)      (240,292)      1,544,646               --        912,298
                         ------------   ------------    ------------     ------------   ------------
     Total costs and
       expenses........   350,907,051    225,323,258     189,238,032      (42,552,955)   722,915,386
                         ------------   ------------    ------------     ------------   ------------
Operating Income.......     8,034,100     41,168,494      14,145,877               --     63,348,471
Other Income (Expense)
  Interest expense.....   (66,121,435)    (6,647,166)     (7,560,902)       7,177,731    (73,151,772)
  Amortization of debt
     issue cost........      (800,476)       (70,695)        (14,278)              --       (885,449)
  Dividend income......    21,019,096          6,808              --      (21,025,904)            --
  Interest income......     2,012,853      5,421,125         788,588       (7,177,731)     1,044,835
  Foreign currency
     exchange loss.....            --             --        (467,154)              --       (467,154)
  Equity in income
     (loss) of
     affiliates........    60,010,484        403,704         (18,033)     (60,403,648)        (7,493)
  Minority interests in
     (income) loss of
     subsidiaries......        55,235       (192,758)         84,721               --        (52,802)
                         ------------   ------------    ------------     ------------   ------------
       Total other
          income
          (expense)....    16,175,757     (1,078,982)     (7,187,058)     (81,429,552)   (73,519,835)
                         ------------   ------------    ------------     ------------   ------------
Income (Loss) Before
  Income Taxes.........    24,209,857     40,089,512       6,958,819      (81,429,552)   (10,171,364)
Income Taxes
  (Benefit)............   (10,268,448)     4,599,308       5,920,861               --        251,721
                         ------------   ------------    ------------     ------------   ------------
Net Income (Loss)......  $ 34,478,305   $ 35,490,204    $  1,037,958     $(81,429,552)  $(10,423,085)
                         ============   ============    ============     ============   ============

                      CINEMARK USA, INC. AND SUBSIDIARIES

                             SUBSIDIARY GUARANTORS
          CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION
                          YEAR ENDED DECEMBER 31, 2000

                                                       PARENT        SUBSIDIARY    SUBSIDIARY NON-
                                                       COMPANY       GUARANTORS      GUARANTORS      ELIMINATIONS   CONSOLIDATED
                                                    -------------   ------------   ---------------   ------------   -------------
Operating Activities
  Net income (loss)...............................  $  34,478,305   $ 35,490,204    $  1,037,958     $(81,429,552)  $ (10,423,085)
  Noncash items in net income (loss):
    Depreciation..................................     21,389,888     20,953,946      21,599,297               --      63,943,131
    Amortization of goodwill and other assets.....      1,740,358        523,977         788,538               --       3,052,873
    Amortization of foreign advanced rents........             --             --       2,523,076               --       2,523,076
    Amortized compensation -- stock options.......        906,942          9,080              --               --         916,022
    Amortization of debt issue costs..............        800,476         70,695          14,278               --         885,449
    Amortization of gain on sale leasebacks.......       (365,920)            --              --               --        (365,920)
    Amortization of debt discount and premium.....        (28,507)            --              --               --         (28,507)
    Amortization of deferred revenues.............     (6,782,128)    (4,156,788)             --               --     (10,938,916)
    Loss on impairment of assets..................      2,400,718      1,471,408              --               --       3,872,126
    (Gain) loss on sale of assets and other.......       (392,056)      (240,292)      1,544,646               --         912,298
    Deferred lease expenses.......................      2,922,556        999,102         364,789               --       4,286,447
    Deferred income tax expenses..................     (4,376,043)    (2,629,650)      3,749,367               --      (3,256,326)
    Equity in (income) loss of affiliates.........    (60,010,484)      (403,704)         18,033       60,403,648           7,493
    Minority interests in income (loss) of
      subsidiaries................................        (55,235)       192,758         (84,721)              --          52,802
    Common stock issued for options exercised,
      including tax benefit.......................       (207,608)            --              --               --        (207,608)
  Cash provided by (used for) operating working
    capital.......................................    (32,911,135)   (28,125,672)     39,575,221       21,025,904        (435,682)
                                                    -------------   ------------    ------------     ------------   -------------
      Net cash provided by (used for) operating
         activities...............................    (40,489,873)    24,155,064      71,130,482               --      54,795,673
Investing Activities
  Additions to theatre properties and equipment...    (25,345,335)   (33,885,946)    (53,849,337)              --    (113,080,618)
  Sale of theatre properties and equipment........      5,759,362      3,529,931      13,985,946               --      23,275,239
  Intercompany note issuances.....................       (206,398)    (2,697,365)             --               --      (2,903,763)
  Proceeds from intercompany note repayments......      4,882,905      2,369,289                                        7,252,194
  (Increase) decrease in intercompany
    investment....................................     39,931,086    (24,471,418)    (15,459,668)              --              --
  Dividends paid to parent........................             --    (20,822,500)       (203,404)              --     (21,025,904)
  Dividends received from subsidiaries............     21,019,096          6,808              --               --      21,025,904
  Investment in affiliates........................     (5,233,333)                                                     (5,233,333)
  Dividends/capital returned from affiliates......             --        153,000              --               --         153,000
                                                    -------------   ------------    ------------     ------------   -------------
      Net cash provided by (used for) investing
         activities...............................     40,807,383    (75,818,201)    (55,526,463)              --     (90,537,281)
Financing Activities
  Increase in long-term debt......................    145,665,955     51,359,000      13,428,952               --     210,453,907
  Decrease in long-term debt......................   (158,055,629)            --     (20,460,106)              --    (178,515,735)
  Intercompany note borrowings....................             --             --       2,903,763               --       2,903,763
  Intercompany note repayments....................             --     (2,900,000)     (4,352,194)              --      (7,252,194)
  Cost of debt financing..........................     (1,534,206)    (3,073,020)             --               --      (4,607,226)
  Increase in deferred revenues...................     16,259,142      9,965,281              --               --      26,224,423
  Increase in minority investment in
    subsidiaries..................................             --             --       2,500,102               --       2,500,102
  Decrease in minority investment in
    subsidiaries..................................             --       (362,047)     (4,311,673)              --      (4,673,720)
  Repurchase of options...........................        (67,575)            --              --               --         (67,575)
  Repurchase of treasury stock....................        (34,000)            --              --               --         (34,000)
                                                    -------------   ------------    ------------     ------------   -------------
      Net cash provided by (used for) financing
         activities...............................      2,233,687     54,989,214     (10,291,156)              --      46,931,745
Effect of Exchange Rate Changes on Cash and Cash
  Equivalents.....................................             --             --        (222,300)              --        (222,300)
                                                    -------------   ------------    ------------     ------------   -------------
Increase in Cash and Cash Equivalents.............      2,551,197      3,326,077       5,090,563               --      10,967,837
Cash and Cash Equivalents:
  Beginning of period.............................     (2,527,298)    (1,332,066)     12,731,521               --       8,872,157
                                                    -------------   ------------    ------------     ------------   -------------
  End of period...................................  $      23,899   $  1,994,011    $ 17,822,084     $         --   $  19,839,994
                                                    =============   ============    ============     ============   =============

                      CINEMARK USA, INC. AND SUBSIDIARIES

                             SUBSIDIARY GUARANTORS
               CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
                               DECEMBER 31, 2001

                                                                  SUBSIDIARY      SUBSIDIARY
                                                PARENT COMPANY    GUARANTORS    NON-GUARANTORS   ELIMINATIONS    CONSOLIDATED
                                                --------------   ------------   --------------   -------------   ------------
                                                           ASSETS
Current Assets
  Cash and cash equivalents...................   $  8,590,808    $ 12,560,326    $ 29,048,089    $          --   $ 50,199,223
  Inventories.................................      1,492,932         892,448         936,652               --      3,322,032
  Accounts receivable.........................     14,231,514       3,733,830       8,297,861      (15,213,557)    11,049,648
  Income tax receivable.......................        (94,317)        751,562         781,549               --      1,438,794
  Prepaid expenses and other..................      1,366,750         713,539       1,166,540               --      3,246,829
                                                 ------------    ------------    ------------    -------------   ------------
    Total current assets......................     25,587,687      18,651,705      40,230,691      (15,213,557)    69,256,526
Theatre Properties and Equipment -- net.......    309,793,793     338,461,489     218,151,135               --    866,406,417
Other Assets
  Goodwill....................................      5,206,553       2,718,185       7,200,216               --     15,124,954
  Investments in and advances to affiliates...    617,285,998     296,551,446      30,368,761     (939,759,202)     4,447,003
  Deferred tax asset..........................      3,716,206              --              --               --      3,716,206
  Deferred charges and other -- net...........     11,136,265       7,996,822      18,459,557               --     37,592,644
                                                 ------------    ------------    ------------    -------------   ------------
    Total other assets........................    637,345,022     307,266,453      56,028,534     (939,759,202)    60,880,807
                                                 ------------    ------------    ------------    -------------   ------------
Total Assets..................................   $972,726,502    $664,379,647    $314,410,360    $(954,972,759)  $996,543,750
                                                 ============    ============    ============    =============   ============

                                            LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
  Current portion of long-term debt...........   $     55,629    $  6,000,000    $ 15,798,113    $          --   $ 21,853,742
  Accounts payable and accrued expenses.......     64,017,111      38,488,075      29,981,241      (14,984,901)   117,501,526
                                                 ------------    ------------    ------------    -------------   ------------
    Total current liabilities.................     64,072,740      44,488,075      45,779,354      (14,984,901)   139,355,268
Long-Term Liabilities
  Long-term debt, less current portion........    675,142,071      98,981,911      23,349,458      (38,371,016)   759,102,424
  Deferred income taxes.......................     (2,770,414)     10,205,816      (7,435,402)              --             --
  Deferred lease expenses.....................     13,674,981       7,302,912       1,854,495               --     22,832,388
  Deferred gain on sale leasebacks............      3,113,221       1,625,319              --               --      4,738,540
  Deferred revenues and other long-term
    liabilities...............................      4,924,931       2,571,158       2,328,123               --      9,824,212
                                                 ------------    ------------    ------------    -------------   ------------
    Total long-term liabilities...............    694,084,790     120,687,116      20,096,674      (38,371,016)   796,497,564
Commitments and Contingencies.................             --              --              --               --             --
Minority Interests in Subsidiaries............             --       1,284,501      34,069,161               --     35,353,662
Shareholder's Equity
  Common stock................................     49,546,772       1,072,462     110,893,706     (111,969,498)    49,543,442
  Other shareholder's equity..................    165,022,200     496,847,493     103,571,465     (789,647,344)   (24,206,186)
                                                 ------------    ------------    ------------    -------------   ------------
  Total shareholder's equity..................    214,568,972     497,919,955     214,465,171     (901,616,842)    25,337,256
                                                 ------------    ------------    ------------    -------------   ------------
Total Liabilities and Shareholder's Equity....   $972,726,502    $664,379,647    $314,410,360    $(954,972,759)  $996,543,750
                                                 ============    ============    ============    =============   ============

                      CINEMARK USA, INC. AND SUBSIDIARIES

                             SUBSIDIARY GUARANTORS
          CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS INFORMATION
                          YEAR ENDED DECEMBER 31, 2001

                                         PARENT       SUBSIDIARY    SUBSIDIARY NON-
                                        COMPANY       GUARANTORS      GUARANTORS      ELIMINATIONS   CONSOLIDATED
                                      ------------   ------------   ---------------   ------------   ------------
Revenues............................  $395,973,848   $291,052,829    $224,112,933     $(57,481,142)  $853,658,468
Costs and Expenses
  Cost of operations................   323,620,097    210,105,834     170,460,605      (57,481,142)   646,705,394
  General and administrative
     expenses.......................    28,909,085          3,686      13,776,867               --     42,689,638
  Depreciation and amortization.....    23,954,946     23,242,934      26,345,966               --     73,543,846
  Asset impairment loss.............    12,489,914      6,520,610       1,712,750               --     20,723,274
  Loss on sale of assets and
     other..........................     1,342,588      3,642,937       7,422,171               --     12,407,696
                                      ------------   ------------    ------------     ------------   ------------
     Total costs and expenses.......   390,316,630    243,516,001     219,718,359      (57,481,142)   796,069,848
                                      ------------   ------------    ------------     ------------   ------------
Operating Income....................     5,657,218     47,536,828       4,394,574               --     57,588,620
Other Income (Expense)
  Interest expense..................   (63,320,399)    (5,887,678)     (5,764,535)       6,429,820    (68,542,792)
  Amortization of debt issue cost...    (2,252,069)      (121,481)        (14,278)              --     (2,387,828)
  Dividend income...................    22,772,500             --              --      (22,772,500)            --
  Interest income...................     2,041,831      4,768,814       1,111,667       (6,429,820)     1,492,492
  Foreign currency exchange loss....            --        (19,736)     (1,957,243)              --     (1,976,979)
  Equity in income (loss) of
     affiliates.....................    56,448,103      6,154,533         (56,240)     (67,018,379)    (4,471,983)
  Minority interests in (income)
     loss of subsidiaries...........        53,430       (169,091)        278,234               --        162,573
                                      ------------   ------------    ------------     ------------   ------------
     Total other income (expense)...    15,743,396      4,725,361      (6,402,395)     (89,790,879)   (75,724,517)
                                      ------------   ------------    ------------     ------------   ------------
Income (Loss) Before Income Taxes...    21,400,614     52,262,189      (2,007,821)     (89,790,879)   (18,135,897)
Income Taxes (Benefit)..............   (11,897,799)     5,340,570      (7,557,400)              --    (14,114,629)
                                      ------------   ------------    ------------     ------------   ------------
Net Income (Loss)...................  $ 33,298,413   $ 46,921,619    $  5,549,579     $(89,790,879)  $ (4,021,268)
                                      ============   ============    ============     ============   ============

                      CINEMARK USA, INC. AND SUBSIDIARIES

                             SUBSIDIARY GUARANTORS
          CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION
                          YEAR ENDED DECEMBER 31, 2001

                                                    PARENT       SUBSIDIARY      SUBSIDIARY
                                                   COMPANY       GUARANTORS    NON-GUARANTORS   ELIMINATIONS    CONSOLIDATED
                                                 ------------   ------------   --------------   -------------   -------------
Operating Activities
  Net income (loss)............................  $ 33,298,413   $ 46,921,619    $  5,549,579    $(89,790,879)   $  (4,021,268)
  Noncash items in net income (loss):
    Depreciation...............................    22,962,412     22,724,761      25,291,135              --       70,978,308
    Amortization of goodwill and other
      assets...................................       992,535        518,173       1,054,830              --        2,565,538
    Amortization of foreign advanced rents.....            --             --       2,345,095              --        2,345,095
    Amortized compensation -- stock options....     1,006,969          3,686              --              --        1,010,655
    Amortization of debt issue costs...........     2,252,069        121,481          14,278              --        2,387,828
    Amortization of gain on sale leasebacks....      (365,921)            --              --              --         (365,921)
    Amortization of debt discount and
      premium..................................       (28,508)            --              --              --          (28,508)
    Amortization of deferred revenues..........    (5,465,812)    (2,853,536)             --              --       (8,319,348)
    Loss on impairment of assets...............    12,489,914      6,520,610       1,712,750              --       20,723,274
    Loss on sale of assets and other...........     1,342,588      3,642,937       7,422,171              --       12,407,696
    Deferred lease expenses....................     2,156,836         92,035         108,270              --        2,357,141
    Deferred income tax expenses...............   (10,325,590)     5,839,273     (14,061,567)             --      (18,547,884)
    Equity in (income) loss of affiliates......   (56,448,103)    (6,154,533)         56,240      67,018,379        4,471,983
    Minority interests in income (loss) of
      subsidiaries.............................       (53,430)       169,091        (278,234)             --         (162,573)
    Common stock issued for options exercised,
      including tax benefit....................    (1,375,510)            --              --              --       (1,375,510)
  Cash provided by (used for) operating working
    capital....................................   (45,871,387)   (11,736,393)     35,530,962      22,772,500          695,682
                                                 ------------   ------------    ------------    ------------    -------------
      Net cash provided by (used for) operating
        activities.............................   (43,432,525)    65,809,204      64,745,509              --       87,122,188
Investing Activities
  Additions to theatre properties and
    equipment..................................    (3,546,492)    (5,852,745)    (30,952,443)             --      (40,351,680)
  Sale of theatre properties and equipment.....     4,426,502      2,312,670         128,781              --        6,867,953
  Intercompany note issuances..................    (4,034,904)    (2,840,973)             --              --       (6,875,877)
  Proceeds from intercompany note repayments...     3,279,447      3,108,021                                        6,387,468
  (Increase) decrease in intercompany
    investment.................................    32,995,542    (31,392,896)     (1,602,646)             --               --
  Dividends paid to parent.....................            --    (22,772,500)             --              --      (22,772,500)
  Dividends received from subsidiaries.........    22,772,500             --              --              --       22,772,500
  Investment in affiliates.....................                                     (379,373)                        (379,373)
  Dividends/capital returned from affiliates...            --             --          63,693              --           63,693
                                                 ------------   ------------    ------------    ------------    -------------
      Net cash provided by (used for) investing
        activities.............................    55,892,595    (57,438,423)    (32,741,988)             --      (34,287,816)
Financing Activities
  Increase in long-term debt...................    84,522,270             --       8,714,169              --       93,236,439
  Decrease in long-term debt...................   (87,555,629)            --     (35,018,879)             --     (122,574,508)
  Intercompany note borrowings.................            --      3,895,137       2,980,740              --        6,875,877
  Intercompany note repayments.................            --     (2,450,521)     (3,936,947)             --       (6,387,468)
  Increase in minority investment in
    subsidiaries...............................            --             --      11,429,373              --       11,429,373
  Decrease in minority investment in
    subsidiaries...............................        53,430       (162,315)     (3,495,780)             --       (3,604,665)
                                                 ------------   ------------    ------------    ------------    -------------
      Net cash provided by (used for) financing
        activities.............................    (2,979,929)     1,282,301     (19,327,324)             --      (21,024,952)
Effect of Exchange Rate Changes on Cash and
  Cash Equivalents.............................            --             --      (1,450,191)             --       (1,450,191)
                                                 ------------   ------------    ------------    ------------    -------------
Increase in Cash and Cash Equivalents..........     9,480,141      9,653,082      11,226,006              --       30,359,229
Cash and Cash Equivalents:
  Beginning of period..........................      (889,333)     2,907,244      17,822,083              --       19,839,994
                                                 ------------   ------------    ------------    ------------    -------------
  End of period................................  $  8,590,808   $ 12,560,326    $ 29,048,089    $         --    $  50,199,223
                                                 ============   ============    ============    ============    =============

                      CINEMARK USA, INC. AND SUBSIDIARIES

                             SUBSIDIARY GUARANTORS
               CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
                               DECEMBER 31, 2002

                                            PARENT       SUBSIDIARY    SUBSIDIARY NON-
                                           COMPANY       GUARANTORS      GUARANTORS       ELIMINATIONS     CONSOLIDATED
                                         ------------   ------------   ---------------   ---------------   ------------
                                                        ASSETS
Current Assets
  Cash and cash equivalents............  $  9,487,744   $ 23,835,491    $ 30,395,280     $            --   $ 63,718,515
  Inventories..........................     1,618,111        924,709       1,146,095                  --      3,688,915
  Accounts receivable..................    20,715,100      7,577,935       8,127,358         (23,978,544)    12,441,849
  Income tax receivable................       (76,969)       745,133          47,767                  --        715,931
  Prepaid expenses and other...........     4,948,540      2,459,454       1,281,141          (4,595,000)     4,094,135
                                         ------------   ------------    ------------     ---------------   ------------
    Total current assets...............    36,692,526     35,542,722      40,997,641         (28,573,544)    84,659,345
Theatre Properties and
  Equipment -- net.....................   297,727,453    317,354,222     176,648,828                  --    791,730,503
Other Assets
  Goodwill.............................     5,275,538      3,034,301       2,442,005                  --     10,751,844
  Investments in and advances to
    affiliates.........................   639,373,793    380,841,290      28,970,718      (1,046,144,861)     3,040,940
  Deferred charges and other -- net....     9,002,357      5,347,599      74,064,083         (61,782,743)    26,631,296
                                         ------------   ------------    ------------     ---------------   ------------
    Total other assets.................   653,651,688    389,223,190     105,476,806      (1,107,927,604)    40,424,080
                                         ------------   ------------    ------------     ---------------   ------------
Total Assets...........................  $988,071,667   $742,120,134    $323,123,275     $(1,136,501,148)  $916,813,928
                                         ============   ============    ============     ===============   ============


                                         LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
  Current portion of long-term debt....  $     55,629   $ 23,000,000    $  7,134,820     $            --   $ 30,190,449
  Accounts payable and accrued
    expenses...........................    72,131,876     43,636,926      32,228,042         (23,759,532)   124,237,312
                                         ------------   ------------    ------------     ---------------   ------------
    Total current liabilities..........    72,187,505     66,636,926      39,362,862         (23,759,532)   154,427,761
Long-Term Liabilities
  Long-term debt, less current
    portion............................   594,977,372     74,956,909      83,521,345         (91,059,238)   662,396,388
  Deferred income taxes................    10,375,423      8,025,590      (7,230,885)                 --     11,170,128
  Deferred lease expenses..............    15,176,148      7,718,498       1,942,811                  --     24,837,457
  Deferred gain on sale leasebacks.....     2,920,910      1,451,710              --                  --      4,372,620
  Deferred revenues and other long-term
    liabilities........................     1,761,782     75,460,615       2,491,973         (74,585,000)     5,129,370
                                         ------------   ------------    ------------     ---------------   ------------
    Total long-term liabilities........   625,211,635    167,613,322      80,725,244        (165,644,238)   707,905,963
Commitments and Contingencies..........            --             --              --                  --             --
Minority Interests in Subsidiaries.....            --      1,236,303      25,478,626                  --     26,714,929
Shareholder's Equity
  Common stock.........................    49,546,772         25,789     111,543,706        (111,572,825)    49,543,442
  Other shareholder's equity...........   241,125,755    506,607,794      66,012,837        (835,524,553)   (21,778,167)
                                         ------------   ------------    ------------     ---------------   ------------
    Total shareholder's equity.........   290,672,527    506,633,583     177,556,543        (947,097,378)    27,765,275
                                         ------------   ------------    ------------     ---------------   ------------
Total Liabilities and Shareholder's
  Equity...............................  $988,071,667   $742,120,134    $323,123,275     $(1,136,501,148)  $916,813,928
                                         ============   ============    ============     ===============   ============

                      CINEMARK USA, INC. AND SUBSIDIARIES

                             SUBSIDIARY GUARANTORS
          CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS INFORMATION
                          YEAR ENDED DECEMBER 31, 2002

                           PARENT       SUBSIDIARY    SUBSIDIARY NON-
                          COMPANY       GUARANTORS      GUARANTORS       ELIMINATIONS     CONSOLIDATED
                        ------------   ------------   ---------------   ---------------   ------------
Revenues..............  $455,102,548   $313,016,126    $227,267,853      $ (56,121,318)   $939,265,209
Costs and Expenses
Cost of operations....   357,113,309    223,664,249     166,263,143        (56,121,318)    690,919,383
General and
  administrative
  expenses............    34,893,792             --      13,325,917                 --      48,219,709
Depreciation and
  amortization........    22,031,158     21,517,406      23,344,279                 --      66,892,843
Asset impairment
  loss................     1,215,200      1,162,359       1,491,772                 --       3,869,331
Loss on sale of assets
  and other...........        95,820         47,623         326,518                 --         469,961
                        ------------   ------------    ------------      -------------    ------------
Total costs and
  expenses............   415,349,279    246,391,637     204,751,629        (56,121,318)    810,371,227
                        ------------   ------------    ------------      -------------    ------------
Operating Income......    39,753,269     66,624,489      22,516,224                 --     128,893,982
Other Income (Expense)
Interest expense......   (53,126,163)    (4,068,448)     (8,887,026)        10,653,320     (55,428,317)
Amortization of debt
  issue cost..........    (2,252,069)       (98,333)        (14,278)                --      (2,364,680)
Dividend income.......    24,750,000             --              --        (24,750,000)             --
Interest income.......     2,112,477      8,925,303       1,933,712        (10,653,320)      2,318,172
Foreign currency
  exchange loss.......            --             --      (5,120,336)                --      (5,120,336)
Equity in income
  (loss) of
  affiliates..........    72,472,235     10,829,924         425,139        (83,300,362)        426,936
Minority interests in
  income of
  subsidiaries........            --       (201,802)       (397,121)                --        (598,923)
                        ------------   ------------    ------------      -------------    ------------
Total other income
  (expense)...........    43,956,480     15,386,644     (12,059,910)      (108,050,362)    (60,767,148)
                        ------------   ------------    ------------      -------------    ------------
Income (Loss) Before
  Income Taxes and
  Cumulative Effect Of
  An Accounting
  Change..............    83,709,749     82,011,133      10,456,314       (108,050,362)     68,126,834
Income Taxes..........     8,617,954     16,663,176       3,878,901                 --      29,160,031
                        ------------   ------------    ------------      -------------    ------------
Income (Loss) Before
  Cumulative Effect of
  an Accounting
  Change..............    75,091,795     65,347,957       6,577,413       (108,050,362)     38,966,803
Cumulative effect of a
  change in accounting
  principle, net of
  tax benefit of $0...       (91,394)    (3,298,385)             --                 --      (3,389,779)
                        ------------   ------------    ------------      -------------    ------------
Net Income (Loss).....  $ 75,000,401   $ 62,049,572    $  6,577,413      $(108,050,362)   $ 35,577,024
                        ============   ============    ============      =============    ============

                      CINEMARK USA, INC. AND SUBSIDIARIES

                             SUBSIDIARY GUARANTORS
          CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION
                          YEAR ENDED DECEMBER 31, 2002

                                                     PARENT        SUBSIDIARY      SUBSIDIARY
                                                     COMPANY       GUARANTORS    NON-GUARANTORS   ELIMINATIONS    CONSOLIDATED
                                                  -------------   ------------   --------------   -------------   -------------
Operating Activities
  Net income (loss).............................  $  75,000,401   $ 62,049,572    $  6,577,413    $(108,050,362)  $  35,577,024
  Noncash items in net income (loss):
    Depreciation................................     21,807,115     21,360,632      22,963,864               --      66,131,611
    Amortization of goodwill and other assets...        224,043        156,774         380,415               --         761,232
    Amortization of foreign advanced rents......             --             --       1,796,405               --       1,796,405
    Amortized compensation -- stock options.....      1,103,155             --              --               --       1,103,155
    Amortization of debt issue costs............      2,252,069         98,333          14,278               --       2,364,680
    Amortization of gain on sale leasebacks.....       (365,920)            --              --               --        (365,920)
    Amortization of debt discount and premium...        (28,507)            --              --               --         (28,507)
    Amortization of deferred revenues...........     (3,241,741)    (1,611,164)             --               --      (4,852,905)
    Loss on impairment of assets................      1,215,201      1,162,359       1,491,771               --       3,869,331
    Loss on sale of assets and other............         95,820         47,623         326,518               --         469,961
    Deferred lease expenses.....................      1,501,167        415,586          88,316               --       2,005,069
    Deferred income tax expenses................     16,862,043     (2,180,226)        204,517               --      14,886,334
    Equity in (income) loss of affiliates.......    (72,472,235)   (10,829,924)       (425,139)      83,300,362        (426,936)
    Minority interests in income of
      subsidiaries..............................             --        201,802         397,121               --         598,923
    Cumulative effect of an accounting change...         91,394      3,298,385              --               --       3,389,779
  Cash provided by (used for) operating working
    capital.....................................     16,416,617     30,785,096     (49,112,023)      24,750,000      22,839,690
                                                  -------------   ------------    ------------    -------------   -------------
      Net cash provided by (used for) operating
        activities..............................     60,460,622    104,954,848     (15,296,544)              --     150,118,926
Investing Activities
  Additions to theatre properties and
    equipment...................................     (8,313,197)    (6,216,568)    (23,501,878)              --     (38,031,643)
  Sale of theatre properties and equipment......      1,718,776        854,242          66,947               --       2,639,965
  Intercompany note issuances...................     (6,958,332)   (72,828,889)             --               --     (79,787,221)
  Proceeds from intercompany note repayments....      6,469,483      9,523,683                                       15,993,166
  (Increase) decrease in intercompany
    investment..................................     (4,670,827)     3,489,453       1,181,374               --              --
  Dividends paid to parent......................             --    (24,750,000)             --               --     (24,750,000)
  Dividends received from subsidiaries..........     24,750,000             --              --               --      24,750,000
  Dividends/capital returned from affiliates....             --             --         641,808               --         641,808
                                                  -------------   ------------    ------------    -------------   -------------
      Net cash provided by (used for) investing
        activities..............................     12,995,903    (89,928,079)    (21,611,749)              --     (98,543,925)
Financing Activities
  Increase in long-term debt....................     59,519,435             --       2,228,647               --      61,748,082
  Decrease in long-term debt....................   (134,555,629)            --     (14,094,988)              --    (148,650,617)
  Intercompany note borrowings..................             --      2,460,000      77,327,221               --      79,787,221
  Intercompany note repayments..................             --     (3,485,000)    (12,508,166)              --     (15,993,166)
  Increase in minority investment in
    subsidiaries................................             --             --         454,931               --         454,931
  Decrease in minority investment in
    subsidiaries................................             --       (250,000)     (9,442,587)              --      (9,692,587)
                                                  -------------   ------------    ------------    -------------   -------------
      Net cash provided by (used for) financing
        activities..............................    (75,036,194)    (1,275,000)     43,965,058               --     (32,346,136)
Effect of Exchange Rate Changes on Cash and Cash
  Equivalents...................................             --             --      (5,709,573)              --      (5,709,573)
                                                  -------------   ------------    ------------    -------------   -------------
Increase in Cash and Cash Equivalents...........     (1,579,669)    13,751,769       1,347,192               --      13,519,292
Cash and Cash Equivalents:
  Beginning of period...........................     11,067,413     10,083,722      29,048,088               --      50,199,223
                                                  -------------   ------------    ------------    -------------   -------------
  End of period.................................  $   9,487,744   $ 23,835,491    $ 30,395,280    $          --   $  63,718,515
                                                  =============   ============    ============    =============   =============

                      CINEMARK USA, INC. AND SUBSIDIARIES

21.  SUBSEQUENT EVENT

     On February 11, 2003, the Company issued $150 million principal amount of 9% Senior Subordinated Notes to qualified institutional buyers in reliance on Rule 144A of the Securities Act. Interest is payable on February 1 and August 1 of each year, beginning on August 1, 2003. The notes mature on February 1, 2013. The net proceeds of $145.9 million from the issuance of the 9% Senior Subordinated Notes were used to repay a portion of the Company's existing Credit Facility. The Company may redeem all or part of the notes on or before February 1, 2008. Prior to February 1, 2006, the Company may redeem up to 35% of the aggregate principal amount of the notes from the proceeds of certain equity offerings. The notes are general, unsecured obligations, are subordinated to the Company's senior debt and rank pari passu with the Company's existing senior subordinated debt.

     On February 14, 2003, the Company entered into a new Senior Secured Credit Facility consisting of a $75 million revolving credit line and a $125 million term loan with Lehman Commercial Paper, Inc. for itself and as administrative agent for a syndicate of lenders. The new Senior Secured Credit Facility provides for incremental loans of up to $100 million. The net proceeds from the new Senior Secured Credit Facility were used to repay, in full, the existing Credit Facility and the Cinema Properties Facility. The term of the revolving credit line is five years. The term loan matures on March 31, 2008 or March 31, 2009, if the maturity of the Company's existing senior subordinated debt is extended beyond September 30, 2009.

     Borrowings under the revolving credit line bear interest, at the Company's option, at: (A) a margin of 2.00% per annum plus a "base rate" equal to the higher of (i) the prime lending rate as set forth on the British Banking Association Telerate page 5 or (ii) the federal funds effective rate from time to time plus 0.50%, or (B) a "eurodollar rate" equal to the rate at which eurodollar deposits are offered in the interbank eurodollar market for terms of one, two, three or six, or (if available to all lenders in their sole discretion) nine or twelve months, as selected by the Company, plus a margin of 3.00% per annum. After the closing date, the margin applicable to base rate loans will range from 1.25% per annum to 2.00% per annum and the margin applicable to eurodollar rate loans will range from 2.25% per annum to 3.00% per annum based upon the Company achieving certain ratios of debt to consolidated EBITDA (as defined in the new Credit Facility).

     The term loan reduces automatically each calendar quarter by $312,500 from June 30, 2003 to March 31, 2007 and then reduces by $30,000,000 each calendar quarter from June 30, 2007 to maturity at March 31, 2008. $937,500 is due in 2003. The term loan bears interest, at the Company's option, at: (A) the base rate plus a margin of 1.75% or (B) the eurodollar rate plus a margin of 2.75%.

                      CINEMARK USA, INC. AND SUBSIDIARIES

                             SUPPLEMENTAL SCHEDULE
                    CONSOLIDATING BALANCE SHEET INFORMATION
                               DECEMBER 31, 2002

                                                 RESTRICTED    UNRESTRICTED
                                                   GROUP          GROUP       ELIMINATIONS    CONSOLIDATED
                                                ------------   ------------   -------------   ------------
                                                  ASSETS
Current Assets
  Cash and cash equivalents...................  $ 28,485,509   $ 35,233,006   $          --   $ 63,718,515
  Inventories.................................     2,952,266        736,649              --      3,688,915
  Accounts receivable.........................     5,519,208      7,934,913      (1,012,272)    12,441,849
  Income tax receivable.......................    (1,637,802)     2,353,733              --        715,931
  Prepaid expenses and other..................     3,399,029        695,106              --      4,094,135
                                                ------------   ------------   -------------   ------------
    Total current assets......................    38,718,210     46,953,407      (1,012,272)    84,659,345
Theatre Properties and Equipment -- net.......   632,466,568    159,263,935              --    791,730,503
Other Assets
  Goodwill....................................     8,051,895      2,699,949              --     10,751,844
  Investments in and advances to affiliates...   167,074,469      1,284,633    (165,318,162)     3,040,940
  Deferred tax asset..........................      (321,824)       321,824              --             --
  Deferred charges and other -- net...........    21,771,271      4,860,025              --     26,631,296
                                                ------------   ------------   -------------   ------------
    Total other assets........................   196,575,811      9,166,431    (165,318,162)    40,424,080
                                                ------------   ------------   -------------   ------------
Total Assets..................................  $867,760,589   $215,383,773   $(166,330,434)  $916,813,928
                                                ============   ============   =============   ============

                                   LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
  Current portion of long-term debt...........  $ 23,240,871   $  6,949,578   $          --   $ 30,190,449
  Current income tax payable..................      (347,788)       347,788              --             --
  Accounts payable............................    25,010,415      5,802,940              --     30,813,355
  Accrued film rentals........................    21,911,147      4,118,551              --     26,029,698
  Accrued interest............................    15,468,840        380,226              --     15,849,066
  Accrued payroll.............................    12,921,761      1,453,465              --     14,375,226
  Accrued property taxes......................    13,711,035      1,510,482              --     15,221,517
  Accrued other current liabilities...........    18,027,450      4,793,289        (872,289)    21,948,450
                                                ------------   ------------   -------------   ------------
    Total current liabilities.................   129,943,731     25,356,319        (872,289)   154,427,761
Long-Term Liabilities
  Long-term debt, less current portion........   573,634,464     88,761,924              --    662,396,388
  Deferred income taxes.......................    10,493,304        676,824              --     11,170,128
  Deferred lease expenses.....................    24,422,334        415,123              --     24,837,457
  Deferred gain on sale leasebacks............     4,372,620             --              --      4,372,620
  Deferred revenues and other long-term
    liabilities...............................     3,113,125      2,016,245              --      5,129,370
                                                ------------   ------------   -------------   ------------
    Total long-term liabilities...............   616,035,847     91,870,116              --    707,905,963
Commitments and Contingencies (see Note 11)...            --             --              --             --
Minority Interests in Subsidiaries............     8,206,123     18,508,806              --     26,714,929
Shareholder's Equity
  Class A common stock........................            15             --              --             15
  Class B common stock........................    49,543,427     14,958,000     (14,958,000)    49,543,427
  Additional paid-in-capital..................    11,974,860    150,500,145    (150,500,145)    11,974,860
  Retained earnings (deficit).................   126,403,052    (46,129,729)             --     80,273,323
  Treasury stock..............................   (24,232,890)            --              --    (24,232,890)
  Accumulated other comprehensive loss........   (50,113,576)   (39,679,884)             --    (89,793,460)
                                                ------------   ------------   -------------   ------------
    Total shareholder's equity................   113,574,888     79,648,532    (165,458,145)    27,765,275
                                                ------------   ------------   -------------   ------------
Total Liabilities and Shareholder's Equity....  $867,760,589   $215,383,773   $(166,330,434)  $916,813,928
                                                ============   ============   =============   ============

---------------

Note: "Restricted Group" and "Unrestricted Group" are defined in the Indentures for the Senior Subordinated Notes.

                      CINEMARK USA, INC. AND SUBSIDIARIES

                             SUPPLEMENTAL SCHEDULE
               CONSOLIDATING STATEMENT OF OPERATIONS INFORMATION
                          YEAR ENDED DECEMBER 31, 2002

                                        RESTRICTED    UNRESTRICTED
                                          GROUP          GROUP       ELIMINATIONS   CONSOLIDATED
                                       ------------   ------------   ------------   ------------
Revenues.............................  $776,755,091   $175,121,312   $(12,611,194)  $939,265,209
Costs and Expenses
  Cost of operations.................   567,590,740    135,939,837    (12,611,194)   690,919,383
  General and administrative
     expenses........................    39,987,445      8,232,264             --     48,219,709
  Depreciation and amortization......    52,402,059     14,490,784             --     66,892,843
  Asset impairment loss..............     2,377,559      1,491,772             --      3,869,331
  Loss on sale of assets and other...       201,845        268,116             --        469,961
                                       ------------   ------------   ------------   ------------
     Total costs and expenses........   662,559,648    160,422,773    (12,611,194)   810,371,227
                                       ------------   ------------   ------------   ------------
Operating Income.....................   114,195,443     14,698,539             --    128,893,982
Other Income (expense)
  Interest expense...................   (46,098,478)    (9,329,839)            --    (55,428,317)
  Amortization of debt issue cost....      (849,976)    (1,514,704)            --     (2,364,680)
  Interest income....................       791,184      1,526,988             --      2,318,172
  Foreign currency exchange gain
     (loss)..........................       253,305     (5,373,641)            --     (5,120,336)
  Equity in income of affiliates.....         1,797        425,139             --        426,936
  Minority interests in (income) loss
     of subsidiaries.................    (1,553,091)       954,168             --       (598,923)
                                       ------------   ------------   ------------   ------------
     Total other expenses............   (47,455,259)   (13,311,889)            --    (60,767,148)
                                       ------------   ------------   ------------   ------------
Income Before Income Taxes and
  Cumulative Effect of an Accounting
  Change.............................    66,740,184      1,386,650             --     68,126,834
Income Taxes.........................    29,091,977         68,054             --     29,160,031
                                       ------------   ------------   ------------   ------------
Income Before Cumulative Effect of an
  Accounting Change..................    37,648,207      1,318,596             --     38,966,803
  Cumulative effect of a change in
     accounting principle, net of tax
     benefit of $0...................    (3,389,779)            --             --     (3,389,779)
                                       ------------   ------------   ------------   ------------
Net Income...........................  $ 34,258,428   $  1,318,596   $         --   $ 35,577,024
                                       ============   ============   ============   ============

---------------

Note: "Restricted Group" and "Unrestricted Group" are defined in the Indentures for the Senior Subordinated Notes.

                      CINEMARK USA, INC. AND SUBSIDIARIES

                             SUPPLEMENTAL SCHEDULE
               CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION
                          YEAR ENDED DECEMBER 31, 2002

                                            RESTRICTED     UNRESTRICTED
                                               GROUP          GROUP       ELIMINATIONS   CONSOLIDATED
                                           -------------   ------------   ------------   -------------
Operating Activities
  Net income.............................  $  34,258,428   $  1,318,596      $  --       $  35,577,024
  Noncash items in net income:
     Depreciation........................     51,842,385     14,289,226         --          66,131,611
     Amortization of goodwill and other
       assets............................        559,674        201,558         --             761,232
     Amortization of foreign advanced
       rents.............................      1,094,759        701,646         --           1,796,405
     Amortized compensation -- stock
       options...........................      1,103,155             --         --           1,103,155
     Amortization of debt issue costs....        849,976      1,514,704         --           2,364,680
     Amortization of gain on sale
       leasebacks........................       (365,920)            --         --            (365,920)
     Amortization of debt discount and
       premium...........................        (28,507)            --         --             (28,507)
     Amortization of deferred revenues...     (4,852,905)            --         --          (4,852,905)
     Loss on impairment of assets........      2,377,559      1,491,772         --           3,869,331
     Loss on sale of assets and other....        201,845        268,116         --             469,961
     Deferred lease expenses.............      2,035,909        (30,840)        --           2,005,069
     Deferred income tax expenses........     15,246,648       (360,314)        --          14,886,334
     Equity in income of affiliates......         (1,797)      (425,139)        --            (426,936)
     Minority interests in income (loss)
       of subsidiaries...................      1,553,091       (954,168)        --             598,923
     Cumulative effect of an accounting
       change............................      3,389,779             --         --           3,389,779
     Cash provided by operating working
       capital...........................      8,597,940     14,241,750         --          22,839,690
                                           -------------   ------------      -----       -------------
       Net cash provided by operating
          activities.....................    117,862,019     32,256,907         --         150,118,926
Investing Activities
  Additions to theatre properties and
     equipment...........................    (30,464,676)    (7,566,967)        --         (38,031,643)
  Sale of theatre properties and
     equipment...........................      2,579,924         60,041         --           2,639,965
  Dividends/capital returned from
     affiliates..........................             --        641,808         --             641,808
                                           -------------   ------------      -----       -------------
       Net cash used for investing
          activities.....................    (27,884,752)    (6,865,118)        --         (34,749,870)
Financing Activities
  Increase in long-term debt.............     59,519,435      2,228,647         --          61,748,082
  Decrease in long-term debt.............   (136,832,712)   (11,817,905)        --        (148,650,617)
  Increase in minority investment in
     subsidiaries........................             --        454,931         --             454,931
  Decrease in minority investment in
     subsidiaries........................       (985,352)    (8,707,235)        --          (9,692,587)
                                           -------------   ------------      -----       -------------
       Net cash used for financing
          activities.....................    (78,298,629)   (17,841,562)        --         (96,140,191)
Effect of Exchange Rate Changes on Cash
  and Cash Equivalents...................     (2,379,585)    (3,329,988)        --          (5,709,573)
Increase in Cash and Cash Equivalents....      9,299,053      4,220,239         --          13,519,292
                                           -------------   ------------      -----       -------------
Cash and Cash Equivalents:
  Beginning of period....................     19,186,456     31,012,767         --          50,199,223
                                           -------------   ------------      -----       -------------
  End of period..........................  $  28,485,509   $ 35,233,006      $  --       $  63,718,515
                                           =============   ============      =====       =============

---------------

Note: "Restricted Group" and "Unrestricted Group" are defined in the Indentures for the Senior Subordinated Notes.

                                  $150,000,000

                               (CINEMARK USA INC)

                               CINEMARK USA, INC.

                          9% SENIOR SUBORDINATED NOTES
                                    DUE 2013

                          ----------------------------

                                   PROSPECTUS
                                           , 2003
                          ----------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company is empowered by Art. 2.02-1 of the Texas Business Corporation Act, subject to the procedures and limitations stated therein, to indemnify any person who was, is or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director or officer against judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses (including court costs and attorneys' fees) actually incurred by the person in connection with the proceeding. The Company is required by Art. 2.02-1 to indemnify a director or officer against reasonable expenses (including court costs and attorneys' fees) incurred by him in connection with a proceeding in which he is a named defendant or respondent because he is or was a director or officer if he has been wholly successful, on the merits or otherwise, in the defense of the proceeding. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise. The articles and bylaws of the Company provide for indemnification by the Company of its directors and officers to the fullest extent permitted by the Texas Business Corporation Act. In addition, the Company has, pursuant to Article 1302-7.06 of the Texas Miscellaneous Corporation Laws Act, provided in its articles of incorporation that, to the fullest extent permitted by applicable law, a director of the Company shall not be liable to the Company or its shareholders for monetary damages for an act or omission in a director's capacity as director of the Company.

     The Company has obtained an insurance policy providing for indemnification of officers and directors of the Company and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions. The Company has entered into separate indemnification agreements with certain of its directors which may require the Company, among other things, to indemnify such directors against certain liabilities that may arise by reason of their status or service as directors to the maximum extent permitted under Texas law.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT
 NUMBER                           DESCRIPTION
--------                          -----------
 1*       Purchase Agreement dated February 6, 2003, by and among
          Cinemark USA, Inc., certain subsidiary guarantors party
          thereto and the initial purchasers named therein.
 2        Share Exchange Agreement dated as of May 17, 2002, by and
          among Cinemark, Inc., Cinemark USA, Inc. and the
          shareholders signatory thereto (incorporated by reference
          from Exhibit 2 to Cinemark, Inc.'s Registration Statement on
          Form S-1 (File No. 333-88618) filed June 28, 2002.
 3.1      Amended and Restated Articles of Incorporation of the
          Company filed with the Texas Secretary of State on June 3,
          1992 (incorporated by reference to Exhibit 3.1(a) to the
          Company's Annual Report on Form 10-K (File No. 033-47040)
          filed March 31, 1993).
 3.2(a)   Bylaws of the Company, as amended (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on
          Form S-1 (File No. 033-47040) filed on April 9, 1992).
 3.2(b)   Amendment to Bylaws of the Company dated March 12, 1996
          (incorporated by reference to Exhibit 3.2(b) to the
          Company's Annual Report on Form 10-K (File No. 033-47040)
          filed March 6, 1997).
 4.1      Exchange and Registration Rights Agreement dated February
          11, 2003, among Cinemark USA, Inc., certain subsidiary
          guarantors party thereto and the initial purchasers named
          therein (incorporated by reference to Exhibit 10.2(c) to the
          Company's Annual Report on Form 10-K (File No. 033-47040)
          filed March 19, 2003).
 4.2(a)   Indenture dated August 15, 1996 between the Company and U.S.
          Trust Company of Texas, N.A., governing the 9 5/8% senior
          subordinated notes issued thereunder (incorporated by
          reference to Exhibit 4.1 to the Company's Registration
          Statement on Form S-4 (File No. 333-11895) filed September
          13, 1996).

EXHIBIT
 NUMBER                           DESCRIPTION
--------                          -----------
 4.2(b)   First Supplemental Indenture dated June 26, 1997 between the
          Company and U.S. Trust Company of Texas, N.A. (incorporated by reference to Exhibit 4.4 to Cinemark, Inc.'s Registration
          Statement on Form S-1 (File No. 333-88618) filed on May 17,
          2002).
 4.2(c)*  Second Supplemental Indenture dated as of February 11, 2003 between the Company, the Subsidiary guarantors party thereto and The Bank of New York Trust Company of Florida, N.A., as
          successor trustee to U.S. Trust Company of Texas, N.A.
 4.2(d)   Indenture dated June 26, 1997 between the Company and U.S.
          Trust Company of Texas, N.A. governing the 9 5/8 senior
          subordinated notes issued thereunder (incorporated by
          reference to Exhibit 4.1 to the Company's Registration
          Statement on Form S-4 (File No. 333-32959) filed August 6,
          1997).
 4.2(e)*  First Supplemental Indenture dated as of February 11, 2003 between the Company, the subsidiary guarantors party thereto and The Bank of New York Trust Company of Florida, N.A., as
          successor trustee to U.S. Trust Company of Texas, N.A.
 4.2(f)   Indenture dated January 14, 1998 between the Company and
          U.S. Trust Company of Texas, N.A. governing the 8 1/2%
          senior subordinated notes issued thereunder (incorporated by reference to Exhibit 4.1 to the Company's Registration
          Statement on Form S-4 (File No. 333-45417) filed February 2,
          1998).
 4.2(g)*  First Supplemental Indenture dated as of February 11, 2003 between the Company, the subsidiary guarantors party thereto and The Bank of New York Trust Company of Florida, N.A., as
          successor trustee to U.S. Trust Company of Texas, N.A.
 4.2(h)   Indenture dated February 11, 2003 between the Company and
          The Bank of New York Trust Company of Florida, N.A.
          governing the 9% senior subordinated notes issued thereunder
          (incorporated by reference to Exhibit 10.2(b) to the
          Company's Annual Report on Form 10-K (File 033-47040) filed
          March 19, 2003).
 4.2(i)   Form of 9 5/8% Note (contained in the Indenture listed as
          Exhibit 4.2(a) above) (incorporated by reference to Exhibit
          4.1 to the Company's Registration Statement on Form S-4
          (File No. 333-11895) filed September 13, 1996).
 4.2(j)   Form of 9 5/8% Note (contained in the Indenture listed as
          Exhibit 4.2(d) above) (incorporated by reference to Exhibit
          4.1 to the Company's Registration Statement on Form S-4
          (File No. 333-32959) filed August 6, 1997).
 4.2(k)   Form of 8 1/2% Note (contained in the Indenture listed as
          Exhibit 4.2(f) above) (incorporated by reference to Exhibit
          4.1 to the Company's Registration Statement on Form S-4
          (File No. 333-45417) filed February 2, 1998).
 4.2(l)   Form of 9% Note (contained in the Indenture listed as
          Exhibit 4.2(h) above) (incorporated by reference to Exhibit
          10.2(b) to the Company's Annual Report on Form 10-K (File
          033-47040) filed March 19, 2003).
 5*       Opinion of Akin Gump Strauss Hauer & Feld, LLP.
10.1(a)   Management Agreement, dated as of July 28, 1993, between the
          Company and Cinemark Mexico (USA) (incorporated by reference to Exhibit 10.1(a) to Cinemark, Inc.'s Registration
          Statement on Form S-1 (File No. 333-88618) filed May 17,
          2002).
10.1(b)   Management Agreement, dated as of September 10, 1992,
          between the Company and Cinemark de Mexico (incorporated by reference to Exhibit 10.8 to Cinemark Mexico (USA)'s
          Registration Statement on Form S-4 (File No. 033-72114)
          filed on November 24, 1994).
10.1(c)   Management Agreement, dated December 10, 1993, between
          Laredo Theatre, Ltd. and the Company (incorporated by
          reference to Exhibit 10.14(b) to the Company's Annual Report on form 10-K (File No. 033-47040) filed March 31, 1994).
10.1(d)   Management Agreement, dated September 1, 1994, between
          Cinemark Partners II, Ltd. and the Company (incorporated by reference to Exhibit 10.4(i) to the Company's Annual Report on Form 10-K (File No. 033-47040) filed March 29, 1995).
10.1(e)   Management Services Agreement, effective as of November 23,
          1999, between Westward, Ltd. and Cinemark USA, Inc.
          (incorporated by reference from Exhibit 10.1(f) to Cinemark,
          Inc.'s Registration Statement on Form S-1 (File No.
          333-88618) filed June 28, 2002).
10.1(f)   Management Services Agreement, effective as of March 28,
          2001, between Mitchell Theatres and Cinemark USA, Inc.
          (incorporated by reference from Exhibit 10.1(g) to Cinemark,
          Inc.'s Registration Statement on Form S-1 (File No.
          333-88618) filed June 28, 2002).

EXHIBIT
 NUMBER                           DESCRIPTION
--------                          -----------
10.2      Amended and Restated Agreement to Participate in Profits and
          Losses, dated as of June 19, 2002, between Cinemark USA,
          Inc. and Alan W. Stock (incorporated by reference from
          Exhibit 10.2 to Cinemark, Inc.'s Registration Statement on
          Form S-1 (File No. 333-88618) filed June 28, 2002).
10.3(a)   License Agreement, dated December 10, 1993, between Laredo
          Joint Venture and the Company (incorporated by reference to
          Exhibit 10.14(c) to the Company's Annual Report on Form 10-K
          (File No. 033-47040) filed March 31, 1994).
10.3(b)   License Agreement, dated September 1, 1994, between Cinemark
          Partners II, Ltd. and the Company (incorporate by reference to Exhibit 10.10(c) to the Company's Annual Report on Form
          10-K (File No. 033-47040) filed March 29, 1995).
10.4(a)   Tax Sharing Agreement, between the Company and Cinemark
          International, L.L.C. (f/k/a Cinemark II, Inc.), dated as of
          June 10, 1992 (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K (File No.
          033-47040) filed March 31, 1993).
10.4(b)   Tax Sharing Agreement, dated as of July 28, 1993, between
          the Company and Cinemark Mexico (USA) (incorporated by
          reference to Exhibit 10.10 to Cinemark Mexico (USA)'s
          Registration Statement on Form S-4 (File No. 033-72114)
          filed on November 24, 1993).
10.5(a)   Indemnification Agreement, between the Company and Lee Roy
          Mitchell, dated as of July 13, 1992 (incorporated by
          reference to Exhibit 10.23(a) to the Company's Annual Report on Form 10-K (File No. 033-47040) filed March 31, 1993).
10.5(b)   Indemnification Agreement, between the Company and Tandy
          Mitchell, dated as of July 13, 1992 (incorporated by
          reference to Exhibit 10.23(b) to the Company's Annual Report on Form 10-K (File No. 033-47040) filed March 31, 1993).
10.5(c)   Indemnification Agreement, between the Company and Alan W.
          Stock, dated as of July 13, 1992 (incorporated by reference to Exhibit 10.23(d) to the Company's Annual Report on Form
          10-K (File No. 033-47040) filed March 31, 1993).
10.5(d)   Indemnification Agreement, between the Company and W. Bryce
          Anderson, dated as of July 13, 1992 (incorporated by
          reference to Exhibit 10.23(f) to the Company's Annual Report on Form 10-K (File No. 033-47040) filed March 31, 1993).
10.5(e)   Indemnification Agreement, between the Company and Sheldon
          I. Stein, dated as of July 13, 1992 (incorporated by
          reference to Exhibit 10.23(g) to the Company's Annual Report on Form 10-K (File No. 033-47040) filed March 31, 1993).
10.5(f)   Indemnification Agreement, between the Company and Heriberto
          Guerra, dated as of December 3, 1993 (incorporated by
          reference to Exhibit 10.13(f) to the Company's Registration
          Statement on Form S-4 (File No. 333-11895) filed September
          13, 1996).
10.6(a)   Letter Agreements with directors of the Company regarding
          stock options (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K (File No.
          033-47040) filed March 31, 1993).
10.6(b)   Letter Agreements with directors of the Company amending
          stock options (incorporated by reference to Exhibit 10.15(c)
          to the Company's Registration Statement on Form S-4 (File
          No. 333-11895) filed September 13, 1996).
10.6(c)   Letter Agreement with directors of the Company regarding
          stock options (incorporated by reference to Exhibit 10.10(c)
          to the Company's Annual Report on Form 10K (File No.
          033-47040) filed March 31, 1999).
10.7(a)   Senior Secured Credit Agreement dated December 4, 1995 among
          Cinemark International, L.L.C. (f/k/a Cinemark II, Inc.,
          Cinemark Mexico (USA) and Cinemark de Mexico (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K (File No. 033-47040) filed April 1, 1996).
10.7(b)   First Amendment to Senior Secured Credit Agreement, dated as of September 30, 1996, by and among Cinemark II, Inc.,
          Cinemark Mexico (USA), Inc. and Cinemark de Mexico, S.A. de
          C.V. (incorporated by reference to Exhibit 10.11(b) to
          Cinemark, Inc.'s Registration Statement on Form S-1 (File
          No. 333-88618) filed on May 17, 2002).
10.7(c)   Second Amendment to Senior Secured Credit Agreement, dated as of September 28, 2000, by and among Cinemark II, Inc.,
          Cinemark Mexico (USA), Inc. and Cinemark de Mexico, S.A. de
          C.V. (incorporated by reference to Exhibit 10.11(c) to
          Cinemark, Inc.'s Registration Statement on Form S-1 (File
          No. 333-88618) filed on May 17, 2002).

EXHIBIT
 NUMBER                           DESCRIPTION
--------                          -----------
10.14(a)  Employment Agreement, dated as of June 19, 2002, between
          Cinemark, Inc. and Lee Roy Mitchell (incorporated by
          reference to Exhibit 10.14(a) to Cinemark, Inc.'s
          Registration Statement on Form S-1 (File No. 333-88618)
          filed June 28, 2002).
10.14(b)  Employment Agreement, dated as of June 19, 2002, between
          Cinemark, Inc. and Alan Stock (incorporated by reference to
          Exhibit 10.14(b) to Cinemark, Inc.'s Registration Statement
          on Form S-1 (File No. 333-88618) filed June 28, 2002).
10.14(c)  Employment Agreement, dated as of June 19, 2002, between
          Cinemark, Inc. and Tim Warner (incorporated by reference to
          Exhibit 10.14(c) to Cinemark, Inc.'s Registration Statement
          on Form S-1 (File No. 333-88618) filed June 28, 2002).
10.14(d)  Employment Agreement, dated as of June 19, 2002, between
          Cinemark, Inc. and Robert Copple (incorporated by reference to Exhibit 10.14(d) to Cinemark, Inc.'s Registration
          Statement on Form S-1 (File No. 333-88618) filed June 28,
          2002).
10.14(e)  Employment Agreement, dated as of June 19, 2002, between
          Cinemark, Inc. and Robert Carmony (incorporated by reference to Exhibit 10.14(e) to Cinemark, Inc.'s Registration
          Statement on Form S-1 (File No. 333-88618) filed June 28,
          2002).
10.14(f)  Employment Agreement, dated as of June 19, 2002, between
          Cinemark, Inc. and Tandy Mitchell (incorporated by reference to Exhibit 10.14(f) to Cinemark, Inc.'s Registration
          Statement on Form S-1 (File No. 333-88618) filed June 28,
          2002).
10.15     Credit Agreement, dated February 14, 2003, among Cinemark,
          Inc., CNMK Holding, Inc., the Company, the several lenders from time to time parties thereto, Lehman Brothers Inc. as
          Arranger, Bank of America, N.A. as Syndication Agent, Fleet
          National Bank, General Electric Capital Corporation and The
          Bank of New York as Co-Documentation Agents, and Lehman
          Commercial Paper, Inc., as Administrative Agent
          (incorporated by reference to Exhibit 10.16(a) to the
          Company's Annual Report on Form 10-K (File No. 033-47040)
          filed March 19, 2003).
10.16*    Guarantee and Collateral Agreement, dated February 14, 2003, among Cinemark, Inc., CNMK Holding, Inc., the Company and
          certain of its subsidiaries in favor of Lehman Commercial
          Paper, Inc. as administrative agent.
12*       Calculation of Earnings to Fixed Charges
21*       Subsidiaries of the Registrant
23.1*     Consent of Akin Gump Strauss Hauer & Feld, LLP (included in the opinion filed as Exhibit 5 to this Registration
          Statement).
23.2*     Consent of Deloitte & Touche, LLP
24*       Power of Attorney (included on the signature page of this
          Registration Statement)
25*       T-1 Statement of Eligibility and Qualifications under the
          Trust Indenture Act of 1939 of The Bank of New York Trust
          Company of Florida, N.A.
99.1*     Form of Letter of Transmittal
99.2*     Form of Notice of Guaranteed Delivery
99.3*     Form of Notice to Investors
99.4*     Form of Notice to Brokers-Dealers

---------------

 * filed herewith

ITEM 22. UNDERTAKINGS

     (a) The undersigned registrants hereby undertake:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants' annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (e) The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrants have duly caused this registration statement to be signed on their behalf by the undersigned, thereunto duly authorized.

Dated: May 2, 2003                        CINEMARK USA, INC.

                                          By:        /s/ ALAN W. STOCK
                                            ------------------------------------
                                              Alan W. Stock, President

                                          SUNNYMEAD CINEMA CORP.
                                          CINEMARK MEXICO (USA), INC
                                          CINEMARK INVESTMENTS CORPORATION
                                          CINEMARK LEASING COMPANY
                                          GREELEY HOLDINGS, INC.
                                          CINEMARK PARTNERS I, INC.
                                          CINEMARK PROPERTIES, INC.
                                          MISSOURI CITY CENTRAL 6, INC.
                                          MULTIPLEX SERVICES, INC.
                                          TRANS TEXAS CINEMA, INC.
                                          CINEMARK, L.L.C.

                                          By:     /s/ MICHAEL D. CAVALIER
                                            ------------------------------------
                                              Name:  Michael D. Cavalier
                                              Title:   Vice President -- General
                                              Counsel

                                          CNMK INVESTMENTS, INC.
                                          MULTIPLEX PROPERTIES, INC.
                                          CNMK DELAWARE INVESTMENTS I, L.L.C.
                                          CNMK DELAWARE INVESTMENTS II, L.L.C.

                                          By:      /s/ ANDREW PANACCIONE
                                            ------------------------------------
                                              Name:  Andrew Panaccione
                                              Title:   Secretary

                                          CNMK DELAWARE INVESTMENT PROPERTIES,
                                          L.P.,
                                          by CNMK Delaware Investments I,
                                          L.L.C., its general partner

                                          By:      /s/ ANDREW PANACCIONE
                                            ------------------------------------
                                              Name:  Andrew Panaccione
                                              Title:   Secretary

                                          LAREDO THEATRE, LTD.,
                                          by CNMK Texas Properties, Ltd., its
                                          general
                                          partner,
                                          by Sunnymead Cinema Corp., the general
                                          partner of CNMK Texas Properties,
                                          Ltd.,

                                          By:     /s/ MICHAEL D. CAVALIER
                                            ------------------------------------
                                              Name:  Michael D. Cavalier
                                              Title:   Vice President -- General
                                              Counsel

                                          CNMK TEXAS PROPERTIES, LTD.
                                          by Sunnymead Cinema Corp., its general
                                          partner,

                                          By:     /s/ MICHAEL D. CAVALIER
                                            ------------------------------------
                                              Name:  Michael D. Cavalier
                                              Title:   Vice President -- General
                                              Counsel

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Lee Roy Mitchell and Robert Copple with the power to act without the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign on his behalf individually and in each capacity stated below any or all amendments or post-effective amendments to this registration statement, and to file the same, with all exhibits and other documents relating thereto, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on May 2, 2003.

                       NAME                                          TITLE                      DATE
                       ----                                          -----                      ----

               /s/ LEE ROY MITCHELL                  Chairman of the Board of Directors of   May 2, 2003
 ------------------------------------------------     Cinemark USA, Inc.; Chief Executive
                 Lee Roy Mitchell                       Officer of Cinemark USA, Inc.,
                                                     Cinemark Mexico (USA), Inc., Cinemark
                                                     Leasing Company and Cinemark Partners
                                                     I, Inc.; Director of Sunnymead Cinema
                                                      Corp., Cinemark Mexico (USA), Inc.,
                                                       Cinemark Investments Corporation,
                                                       Cinemark Leasing Company, Greeley
                                                     Holdings, Inc., Cinemark Partners I,
                                                       Inc., Cinemark Properties, Inc.,
                                                     Missouri City Central 6, Inc., Trans
                                                              Texas Cinema, Inc.


                /s/ TANDY MITCHELL                      Director of Cinemark USA, Inc.,      May 2, 2003
 ------------------------------------------------    Cinemark Mexico (USA), Inc., Cinemark
                  Tandy Mitchell                     Leasing Company and Cinemark Partners
                                                                    I, Inc.

                       NAME                                          TITLE                      DATE
                       ----                                          -----                      ----

                /s/ ALAN W. STOCK                    Director of Cinemark USA, Inc.; Chief   May 2, 2003
 ------------------------------------------------       Executive Officer of Cinemark,
                  Alan W. Stock                         L.L.C., Sunnymead Cinema Corp.,
                                                       Cinemark Investments Corporation,
                                                       Greeley Holdings, Inc., Cinemark
                                                        Properties, Inc., Missouri City
                                                     Central 6, Inc., Multiplex Services,
                                                      Inc. and Trans Texas Cinema, Inc.;
                                                      Director of Sunnymead Cinema Corp.,
                                                     Cinemark Mexico (USA), Inc., Cinemark
                                                       Investment Corporation, Cinemark
                                                      Leasing Company, Greeley Holdings,
                                                       Inc., Cinemark Partners I, Inc.,
                                                      Cinemark Properties, Inc., Missouri
                                                        City Central 6, Inc., Multiplex
                                                      Services, Inc., Trans Texas Cinema,
                                                       Inc., Multiplex Properties, Inc.


                /s/ ROBERT COPPLE                     Director and Senior Vice President     May 2, 2003
 ------------------------------------------------     and Treasurer (Chief Financial and
                  Robert Copple                      Accounting Officer) of Cinemark USA,
                                                       Inc.; Chief Financial Officer and
                                                        Accounting Officer of Sunnymead
                                                     Cinema Corp., Cinemark Mexico (USA),
                                                          Inc., Cinemark Investments
                                                         Corporation, Cinemark Leasing
                                                       Company, Greeley Holdings, Inc.,
                                                      Cinemark Partners I, Inc., Cinemark
                                                        Properties, Inc., Missouri City
                                                     Central 6, Inc., Multiplex Services,
                                                      Inc., Trans Texas Cinema, Inc. and
                                                               Cinemark, L.L.C.


              /s/ W. BRYCE ANDERSON                     Director of Cinemark USA, Inc.       May 2, 2003
 ------------------------------------------------
                W. Bryce Anderson


               /s/ HERIBERTO GUERRA                   Director of Cinemark USA, Inc. and     May 2, 2003
 ------------------------------------------------         Cinemark Mexico (USA), Inc.
                 Heriberto Guerra


                /s/ JAMES A. STERN                      Director of Cinemark USA, Inc.       May 2, 2003
 ------------------------------------------------
                  James A. Stern


               /s/ WILLIAM SPIEGEL                      Director of Cinemark USA, Inc.       May 2, 2003
 ------------------------------------------------
                 William Spiegel

                       NAME                                          TITLE                      DATE
                       ----                                          -----                      ----


                /s/ DENNY RYDBERG                       Director of Cinemark USA, Inc.       May 2, 2003
 ------------------------------------------------
                  Denny Rydberg


               /s/ VATONI RAGSDALE                    President (Chief Executive Officer)    May 2, 2003
 ------------------------------------------------       and Treasurer (Chief Financial
                 Vatoni Ragsdale                      Officer) of CNMK Investments, Inc.,
                                                       Multiplex Properties, Inc., CNMK
                                                      Delaware Investments I, L.L.C. and
                                                     CNMK Delaware Investments II, L.L.C.;
                                                      Director of CNMK Investments, Inc.
                                                        and Multiplex Properties, Inc.


              /s/ ANDREW PANACCIONE                   Director of CNMK Investments, Inc.     May 2, 2003
 ------------------------------------------------       and Multiplex Properties, Inc.
                Andrew Panaccione


                                                      Director of Cinemark Mexico (USA),
 ------------------------------------------------                    Inc.
                 William Jenkins


              /s/ WALTER HEBERT, III                 Director of Multiplex Services, Inc.    May 2, 2003
 ------------------------------------------------
                Walter Hebert, III

                                 EXHIBIT INDEX

EXHIBIT
 NUMBER                           DESCRIPTION
--------                          -----------
 1*       Purchase Agreement dated February 6, 2003, by and among
          Cinemark USA, Inc., certain subsidiary guarantors party
          thereto and the initial purchasers named therein.
 2        Share Exchange Agreement dated as of May 17, 2002, by and
          among Cinemark, Inc., Cinemark USA, Inc. and the
          shareholders signatory thereto (incorporated by reference
          from Exhibit 2 to Cinemark, Inc.'s Registration Statement on
          Form S-1 (File No. 333-88618) filed June 28, 2002.
 3.1      Amended and Restated Articles of Incorporation of the
          Company filed with the Texas Secretary of State on June 3,
          1992 (incorporated by reference to Exhibit 3.1(a) to the
          Company's Annual Report on Form 10-K (File No. 033-47040)
          filed March 31, 1993).
 3.2(a)   Bylaws of the Company, as amended (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on
          Form S-1 (File No. 033-47040) filed on April 9, 1992).
 3.2(b)   Amendment to Bylaws of the Company dated March 12, 1996
          (incorporated by reference to Exhibit 3.2(b) to the
          Company's Annual Report on Form 10-K (File No. 033-47040)
          filed March 6, 1997).
 4.1      Exchange and Registration Rights Agreement dated February
          11, 2003, among Cinemark USA, Inc., certain subsidiary
          guarantors party thereto and the initial purchasers named
          therein (incorporated by reference to Exhibit 10.2(c) to the
          Company's Annual Report on Form 10-K (File No. 033-47040)
          filed March 19, 2003).
 4.2(a)   Indenture dated August 15, 1996 between the Company and U.S.
          Trust Company of Texas, N.A., governing the 9 5/8% senior
          subordinated notes issued thereunder (incorporated by
          reference to Exhibit 4.1 to the Company's Registration
          Statement on Form S-4 (File No. 333-11895) filed September
          13, 1996).
 4.2(b)   First Supplemental Indenture dated June 26, 1997 between the
          Company and U.S. Trust Company of Texas, N.A. (incorporated by reference to Exhibit 4.4 to Cinemark, Inc.'s Registration
          Statement on Form S-1 (File No. 333-88618) filed on May 17,
          2002).
 4.2(c)*  Second Supplemental Indenture dated as of February 11, 2003 between the Company, the Subsidiary guarantors party thereto and The Bank of New York Trust Company of Florida, N.A., as
          successor trustee to U.S. Trust Company of Texas, N.A.
 4.2(d)   Indenture dated June 26, 1997 between the Company and U.S.
          Trust Company of Texas, N.A. governing the 9 5/8 senior
          subordinated notes issued thereunder (incorporated by
          reference to Exhibit 4.1 to the Company's Registration
          Statement on Form S-4 (File No. 333-32959) filed August 6,
          1997).
 4.2(e)*  First Supplemental Indenture dated as of February 11, 2003 between the Company, the subsidiary guarantors party thereto and The Bank of New York Trust Company of Florida, N.A., as
          successor trustee to U.S. Trust Company of Texas, N.A.
 4.2(f)   Indenture dated January 14, 1998 between the Company and
          U.S. Trust Company of Texas, N.A. governing the 8 1/2%
          senior subordinated notes issued thereunder (incorporated by reference to Exhibit 4.1 to the Company's Registration
          Statement on Form S-4 (File No. 333-45417) filed February 2,
          1998).
 4.2(g)*  First Supplemental Indenture dated as of February 11, 2003 between the Company, the subsidiary guarantors party thereto and The Bank of New York Trust Company of Florida, N.A., as
          successor trustee to U.S. Trust Company of Texas, N.A.
 4.2(h)   Indenture dated February 11, 2003 between the Company and
          The Bank of New York Trust Company of Florida, N.A.
          governing the 9% senior subordinated notes issued thereunder
          (incorporated by reference to Exhibit 10.2(b) to the
          Company's Annual Report on Form 10-K (File 033-47040) filed
          March 19, 2003).
 4.2(i)   Form of 9 5/8% Note (contained in the Indenture listed as
          Exhibit 4.2(a) above) (incorporated by reference to Exhibit
          4.1 to the Company's Registration Statement on Form S-4
          (File No. 333-11895) filed September 13, 1996).
 4.2(j)   Form of 9 5/8% Note (contained in the Indenture listed as
          Exhibit 4.2(d) above) (incorporated by reference to Exhibit
          4.1 to the Company's Registration Statement on Form S-4
          (File No. 333-32959) filed August 6, 1997).

EXHIBIT
 NUMBER                           DESCRIPTION
--------                          -----------
 4.2(k)   Form of 8 1/2% Note (contained in the Indenture listed as
          Exhibit 4.2(f) above) (incorporated by reference to Exhibit
          4.1 to the Company's Registration Statement on Form S-4
          (File No. 333-45417) filed February 2, 1998).
 4.2(l)   Form of 9% Note (contained in the Indenture listed as
          Exhibit 4.2(h) above) (incorporated by reference to Exhibit
          10.2(b) to the Company's Annual Report on Form 10-K (File
          033-47040) filed March 19, 2003).
 5*       Opinion of Akin Gump Strauss Hauer & Feld, LLP.
10.1(a)   Management Agreement, dated as of July 28, 1993, between the
          Company and Cinemark Mexico (USA) (incorporated by reference to Exhibit 10.1(a) to Cinemark, Inc.'s Registration
          Statement on Form S-1 (File No. 333-88618) filed May 17,
          2002).
10.1(b)   Management Agreement, dated as of September 10, 1992,
          between the Company and Cinemark de Mexico (incorporated by reference to Exhibit 10.8 to Cinemark Mexico (USA)'s
          Registration Statement on Form S-4 (File No. 033-72114)
          filed on November 24, 1994).
10.1(c)   Management Agreement, dated December 10, 1993, between
          Laredo Theatre, Ltd. and the Company (incorporated by
          reference to Exhibit 10.14(b) to the Company's Annual Report on form 10-K (File No. 033-47040) filed March 31, 1994).
10.1(d)   Management Agreement, dated September 1, 1994, between
          Cinemark Partners II, Ltd. and the Company (incorporated by reference to Exhibit 10.4(i) to the Company's Annual Report on Form 10-K (File No. 033-47040) filed March 29, 1995).
10.1(e)   Management Services Agreement, effective as of November 23,
          1999, between Westward, Ltd. and Cinemark USA, Inc.
          (incorporated by reference from Exhibit 10.1(f) to Cinemark,
          Inc.'s Registration Statement on Form S-1 (File No.
          333-88618) filed June 28, 2002).
10.1(f)   Management Services Agreement, effective as of March 28,
          2001, between Mitchell Theatres and Cinemark USA, Inc.
          (incorporated by reference from Exhibit 10.1(g) to Cinemark,
          Inc.'s Registration Statement on Form S-1 (File No.
          333-88618) filed June 28, 2002).
10.2      Amended and Restated Agreement to Participate in Profits and
          Losses, dated as of June 19, 2002, between Cinemark USA,
          Inc. and Alan W. Stock (incorporated by reference from
          Exhibit 10.2 to Cinemark, Inc.'s Registration Statement on
          Form S-1 (File No. 333-88618) filed June 28, 2002).
10.3(a)   License Agreement, dated December 10, 1993, between Laredo
          Joint Venture and the Company (incorporated by reference to
          Exhibit 10.14(c) to the Company's Annual Report on Form 10-K
          (File No. 033-47040) filed March 31, 1994).
10.3(b)   License Agreement, dated September 1, 1994, between Cinemark
          Partners II, Ltd. and the Company (incorporate by reference to Exhibit 10.10(c) to the Company's Annual Report on Form
          10-K (File No. 033-47040) filed March 29, 1995).
10.4(a)   Tax Sharing Agreement, between the Company and Cinemark
          International, L.L.C. (f/k/a Cinemark II, Inc.), dated as of
          June 10, 1992 (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K (File No.
          033-47040) filed March 31, 1993).
10.4(b)   Tax Sharing Agreement, dated as of July 28, 1993, between
          the Company and Cinemark Mexico (USA) (incorporated by
          reference to Exhibit 10.10 to Cinemark Mexico (USA)'s
          Registration Statement on Form S-4 (File No. 033-72114)
          filed on November 24, 1993).
10.5(a)   Indemnification Agreement, between the Company and Lee Roy
          Mitchell, dated as of July 13, 1992 (incorporated by
          reference to Exhibit 10.23(a) to the Company's Annual Report on Form 10-K (File No. 033-47040) filed March 31, 1993).
10.5(b)   Indemnification Agreement, between the Company and Tandy
          Mitchell, dated as of July 13, 1992 (incorporated by
          reference to Exhibit 10.23(b) to the Company's Annual Report on Form 10-K (File No. 033-47040) filed March 31, 1993).
10.5(c)   Indemnification Agreement, between the Company and Alan W.
          Stock, dated as of July 13, 1992 (incorporated by reference to Exhibit 10.23(d) to the Company's Annual Report on Form
          10-K (File No. 033-47040) filed March 31, 1993).
10.5(d)   Indemnification Agreement, between the Company and W. Bryce
          Anderson, dated as of July 13, 1992 (incorporated by
          reference to Exhibit 10.23(f) to the Company's Annual Report on Form 10-K (File No. 033-47040) filed March 31, 1993).

EXHIBIT
 NUMBER                           DESCRIPTION
--------                          -----------
10.5(e)   Indemnification Agreement, between the Company and Sheldon
          I. Stein, dated as of July 13, 1992 (incorporated by
          reference to Exhibit 10.23(g) to the Company's Annual Report on Form 10-K (File No. 033-47040) filed March 31, 1993).
10.5(f)   Indemnification Agreement, between the Company and Heriberto
          Guerra, dated as of December 3, 1993 (incorporated by
          reference to Exhibit 10.13(f) to the Company's Registration
          Statement on Form S-4 (File No. 333-11895) filed September
          13, 1996).
10.6(a)   Letter Agreements with directors of the Company regarding
          stock options (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K (File No.
          033-47040) filed March 31, 1993).
10.6(b)   Letter Agreements with directors of the Company amending
          stock options (incorporated by reference to Exhibit 10.15(c)
          to the Company's Registration Statement on Form S-4 (File
          No. 333-11895) filed September 13, 1996).
10.6(c)   Letter Agreement with directors of the Company regarding
          stock options (incorporated by reference to Exhibit 10.10(c)
          to the Company's Annual Report on Form 10K (File No.
          033-47040) filed March 31, 1999).
10.7(a)   Senior Secured Credit Agreement dated December 4, 1995 among
          Cinemark International, L.L.C. (f/k/a Cinemark II, Inc.,
          Cinemark Mexico (USA) and Cinemark de Mexico (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K (File No. 033-47040) filed April 1, 1996).
10.7(b)   First Amendment to Senior Secured Credit Agreement, dated as of September 30, 1996, by and among Cinemark II, Inc.,
          Cinemark Mexico (USA), Inc. and Cinemark de Mexico, S.A. de
          C.V. (incorporated by reference to Exhibit 10.11(b) to
          Cinemark, Inc.'s Registration Statement on Form S-1 (File
          No. 333-88618) filed on May 17, 2002).
10.7(c)   Second Amendment to Senior Secured Credit Agreement, dated as of September 28, 2000, by and among Cinemark II, Inc.,
          Cinemark Mexico (USA), Inc. and Cinemark de Mexico, S.A. de
          C.V. (incorporated by reference to Exhibit 10.11(c) to
          Cinemark, Inc.'s Registration Statement on Form S-1 (File
          No. 333-88618) filed on May 17, 2002).
10.14(a)  Employment Agreement, dated as of June 19, 2002, between
          Cinemark, Inc. and Lee Roy Mitchell (incorporated by
          reference to Exhibit 10.14(a) to Cinemark, Inc.'s
          Registration Statement on Form S-1 (File No. 333-88618)
          filed June 28, 2002).
10.14(b)  Employment Agreement, dated as of June 19, 2002, between
          Cinemark, Inc. and Alan Stock (incorporated by reference to
          Exhibit 10.14(b) to Cinemark, Inc.'s Registration Statement
          on Form S-1 (File No. 333-88618) filed June 28, 2002).
10.14(c)  Employment Agreement, dated as of June 19, 2002, between
          Cinemark, Inc. and Tim Warner (incorporated by reference to
          Exhibit 10.14(c) to Cinemark, Inc.'s Registration Statement
          on Form S-1 (File No. 333-88618) filed June 28, 2002).
10.14(d)  Employment Agreement, dated as of June 19, 2002, between
          Cinemark, Inc. and Robert Copple (incorporated by reference to Exhibit 10.14(d) to Cinemark, Inc.'s Registration
          Statement on Form S-1 (File No. 333-88618) filed June 28,
          2002).
10.14(e)  Employment Agreement, dated as of June 19, 2002, between
          Cinemark, Inc. and Robert Carmony (incorporated by reference to Exhibit 10.14(e) to Cinemark, Inc.'s Registration
          Statement on Form S-1 (File No. 333-88618) filed June 28,
          2002).
10.14(f)  Employment Agreement, dated as of June 19, 2002, between
          Cinemark, Inc. and Tandy Mitchell (incorporated by reference to Exhibit 10.14(f) to Cinemark, Inc.'s Registration
          Statement on Form S-1 (File No. 333-88618) filed June 28,
          2002).
10.15     Credit Agreement, dated February 14, 2003, among Cinemark,
          Inc., CNMK Holding, Inc., the Company, the several lenders from time to time parties thereto, Lehman Brothers Inc. as
          Arranger, Bank of America, N.A. as Syndication Agent, Fleet
          National Bank, General Electric Capital Corporation and The
          Bank of New York as Co-Documentation Agents, and Lehman
          Commercial Paper, Inc., as Administrative Agent
          (incorporated by reference to Exhibit 10.16(a) to the
          Company's Annual Report on Form 10-K (File No. 033-47040)
          filed March 19, 2003).

EXHIBIT
 NUMBER                           DESCRIPTION
--------                          -----------
10.16*    Guarantee and Collateral Agreement, dated February 14, 2003, among Cinemark, Inc., CNMK Holding, Inc., the Company and
          certain of its subsidiaries in favor of Lehman Commercial
          Paper, Inc. as administrative agent.
12*       Calculation of Earnings to Fixed Charges
21*       Subsidiaries of the Registrant
23.1*     Consent of Akin Gump Strauss Hauer & Feld, LLP (included in the opinion filed as Exhibit 5 to this Registration
          Statement).
23.2*     Consent of Deloitte & Touche, LLP
24*       Power of Attorney (included on the signature page of this
          Registration Statement)
25*       T-1 Statement of Eligibility and Qualifications under the
          Trust Indenture Act of 1939 of The Bank of New York Trust
          Company of Florida, N.A.
99.1*     Form of Letter of Transmittal
99.2*     Form of Notice of Guaranteed Delivery
99.3*     Form of Notice to Investors
99.4*     Form of Notice to Brokers-Dealers

---------------

 * filed herewith